As filed with the Securities and Exchange Commission on March 10, 2016

Registration No. 333-209454

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BioLight Life Sciences Ltd.

(Exact name of Registrant as specified in its charter)

State of Israel	3841	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Kiryat Atidim
Building 3, 5th Floor
Tel Aviv, 6158101, Israel
Tel: 972-73-2753400
Fax: 972-73-2753401

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, Delaware
(302) 738-6680

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Mark S. Selinger, Esq. Gary M. Emmanuel, Esq. McDermott Will & Emery LLP 340 Madison Avenue New York, NY 10173 212 547 5400	Yuval Horn, Adv. Roy Ribon, Adv. Horn & Co. Law Offices Amot Investments Tower 2 Weizmann Street, 24th Floor Tel Aviv, 6423902, Israel +972 3 637 8200	David E. Danovitch, Esq. Avraham S. Adler, Esq. Robinson Brog Leinwand Greene Genovese & Gluck P.C. 875 Third Avenue New York, NY 10022 212 603 6300	David Aboudi, Esq. Jeffrey Moskowitz, Adv. Pearl Cohen Zedek Latzer Baratz Azrieli Center, Round Tower Tel-Aviv, 6702101, Israel +972-3-607-3777

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission has declared this registration statement effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where such offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED MARCH 10, 2016

BioLight Life Sciences Ltd.

2,142,857 Ordinary Shares and
Warrants to Purchase 2,142,857 Ordinary Shares

This is the initial public offering of our ordinary shares in the United States. We are offering 2,142,857 of our ordinary shares, par value NIS 2.5 per share, and warrants to purchase an aggregate of 2,142,857 ordinary shares at an offering price of $     per share and $0.01 per warrant. These shares and warrants will be separately issued. Each warrant will have an assumed exercise price of $7.00 per share, equal to 125% of the per share public offering price, will be exercisable upon issuance and will expire five years from the date of issuance. We anticipate that the offering price of our ordinary shares will be between $4.60 and $6.60 per share.

We have applied to list our ordinary shares and warrants on the NASDAQ Capital Market, under the symbols “BOLT” and “BOLTW”, respectively. There is no assurance that this application will be approved. Our ordinary shares currently trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “BOLT”. On March 8, 2016, the closing price of our ordinary shares on the TASE was NIS 21.89, or $5.60 per share (based on the exchange rate as reported by the Bank of Israel on such date, which was NIS 3.911 = $1.00). There is currently no public market for our warrants.

All ordinary share and per-ordinary-share figures in this prospectus have been adjusted to reflect a 1-for 10 reverse share split of our ordinary shares effected on August 2, 2015 and have been further adjusted to reflect a 1-for-25 reverse share split of our outstanding ordinary shares effected on February 28, 2016.

We are an emerging growth company, as defined in the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and, as such, have elected to comply with certain reduced public company reporting requirements permitted thereby.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 12 of this prospectus.

Neither the United States Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Per Warrant	Total
Public offering price	$	$	$
Underwriting discounts and commissions(1)	$	$	$
Proceeds to us (before expenses)(2)	$	$	$

(1)	The underwriters will receive compensation in addition to the underwriting discounts and commissions. See “Underwriting” beginning on page 168.
(2)	Does not include any proceeds from the exercise of warrants in cash, if any.

We have granted a 45-day option to the underwriters to purchase up to an additional 321,429 ordinary shares and warrants to purchase up to an additional 321,429 ordinary shares from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The shares and warrants issuable upon exercise of the underwriter option are identical to those offered by this prospectus and have been registered under the registration statement of which this prospectus forms a part. If the underwriters exercise the option in full, the total discount and commission will be $     and the total net proceeds, before expenses, to us will be $     .

Delivery of the ordinary shares and warrants is expected to be made on or about            , 2016.

Joint Book-Running Managers

Feltl and Company	Rodman & Renshaw a unit of H.C. Wainwright & Co.

The date of this prospectus is            , 2016.

Until and including             , 2016 (25 days after the date of this prospectus), all dealers that buy, sell, or trade the securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus and any related free-writing prospectus that we authorize to be distributed to you. We have not, and the underwriters have not, authorized any person to provide you with information different from that contained in this prospectus or any related free-writing prospectus that we authorize to be distributed to you. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus speaks only as of the date of this prospectus unless the information specifically indicates that another date applies, regardless of the time of delivery of this prospectus or of any sale of the securities offered hereby.

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TRADEMARKS, TRADE NAMES, AND SERVICE MARKS

We own various trademark registrations, trademark applications, unregistered trademarks, and trade names, including, among others, IOPtimaTM, IOPtiMateTM, CLASSTM, Eye-DTM and TeaRxTM. Our consolidated subsidiary, Micromedic Technologies Ltd., or Micromedic, owns the trademark CellDetect®. All other trademarks or trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, trademarks and trade names in this prospectus may be referred to without the symbols® and TM, but such references should not be construed as any indication that their respective owners will not assert, to the fullest extent under applicable law, their rights to those trademarks or trade names.

MARKET AND INDUSTRY DATA

Market data and certain industry data and forecasts used throughout this prospectus were obtained from market research databases, consultant surveys commissioned by us, publicly available information, reports of governmental agencies and industry publications and surveys. Industry surveys, publications, consultant surveys commissioned by us and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. We have relied on certain data from third-party sources, including internal surveys, industry forecasts and market research, which we believe to be reliable based on our management’s knowledge of the industry. Statements as to our market position are based on the most currently available data. While we are not aware of any misstatements regarding the industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus. Notwithstanding the foregoing, we remain responsible for the accuracy and completeness of the historical information presented in this prospectus, as of the date on the front cover of this prospectus.

OTHER IMPORTANT INTRODUCTORY INFORMATION

Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our historical results do not necessarily indicate our expected results for any future periods.

We have not taken any action to permit a public offering of the securities outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities and the distribution of this prospectus outside of the United States.

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

Unless otherwise indicated, U.S. dollar translations of New Israeli Shekel, or NIS, amounts presented in this prospectus are translated using the rate of $1.00 = NIS 3.92, the exchange rate reported by the Bank of Israel as of September 30, 2015. Unless otherwise indicated, “U.S. dollar,” “USD” and “$” refer to the United States dollar and “NIS” refers to the New Israeli Shekel.

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PROSPECTUS SUMMARY

This summary highlights selected information about us and the securities that we are offering. This summary does not contain all of the information you should consider before investing in our securities. Before making an investment in our securities, you should read the entire prospectus carefully for a more complete understanding of our business and this offering, including our consolidated financial statements and the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus. Unless the context requires otherwise, the terms “we,” “us,” “our,” “the Company,” and similar designations refer to BioLight Life Sciences Ltd. together with our consolidated subsidiaries other than Micromedic. Unless derived from our financial statements or otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of $1.00 = NIS 3.92, the exchange rate reported by the Bank of Israel as of September 30, 2015.

Overview

We are an emerging global ophthalmic company focused on the discovery, development and commercialization of products and product candidates which address ophthalmic conditions, including glaucoma, dry eye syndrome, or DES, and age-related macular degeneration, or AMD. Our current products and product candidates are designed to address a number of significant unmet medical needs of large and growing patient populations related to these ophthalmic conditions, by reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offering better diagnosis and optimizing delivery of medications.

Glaucoma is a collection of ocular disorders characterized by progressive loss of visual field due to optic nerve damage which usually involves an uncontrolled increase in intraocular pressure, or IOP, which leads to progressive, irreversible vision loss and eventual blindness. It is a chronic disease that requires ongoing and lifelong treatment aimed at slowing the progression of vision loss by reducing elevated IOP. Glaucoma comprises one of the largest segments of the global ophthalmic market. The initial treatment for glaucoma is a dose of drugs delivered through eye drops. According to Market Scope, there are more than 80 million glaucoma patients worldwide, 7.3 million of whom are located in the United States. Market Scope expects the global glaucoma pharmaceutical market for eye drops medications to increase from approximately $4.7 billion in 2015 to nearly $6.1 billion in 2020. When eye drops medications do not sufficiently alleviate a patient’s elevated IOP, several medical procedures are available to reduce it.

DES is a common disorder of the ocular surface in which the eye produces insufficient tears or tears with abnormal composition. In its mild to moderate forms, DES may cause pain and discomfort and can impact vision quality. In its most severe forms, DES can lead to permanent vision loss. It is estimated that DES affects approximately 100 million people worldwide, approximately 20 to 40 million people of whom are in the United States, and dry eye related symptoms account for approximately one third of all visits to eye doctors in the United States.

AMD is a leading cause of vision loss and irreversible blindness among people aged 60 and older. AMD causes damage to the macula, a small spot near the center of the retina which enables us to see objects that are straight ahead. It is estimated to affect 30 to 50 million people worldwide, of which 15 million are in the United States, with 600,000 new cases diagnosed globally every year, of which over 200,000 are in the United States.

According to GlobalData, improving patient compliance with glaucoma medication therapy represents the most significant unmet medical need within the glaucoma medication field. It is estimated that approximately 50% of glaucoma patients may be non-compliant with their drug therapy administration. Non-compliance by glaucoma patients with prescribed administration of eye drops results in disease progression which in turn may lead to blindness. When medication does not sufficiently alleviate a patient’s IOP, further medical procedures are required, which range from in-office procedures such as selective laser trabeculoplasty, or SLT, to more invasive surgery procedures such as trabeculectomy. However, SLT is a less effective long-term solution for reducing IOP than surgical procedures, and invasive surgical procedures such as trabeculectomy often result in high post-operation complication rates and long recovery times. As such, a significant unmet medical need exists in the treatment of glaucoma patients for a safer, non-penetrating and simple surgical procedure. With respect to DES, the unavailability of objective, quantitative or semi-quantitative tests that accurately detect DES, identify its causes, assist in generating personalized therapy for DES and monitor the effectiveness of selected therapy, represents a significant unmet medical need for DES patients and patients that are suffering from symptoms similar to those of DES and need to identify the cause of such symptoms. Lastly, eye care professionals can treat AMD by utilizing three different therapies to potentially prevent further vision loss, of which the intravitreal injections are most commonly used. However, there are a number of significant unmet needs in treating AMD, many of which stem from intravitreal injections, including the need for increased patient compliance with therapy, greater efficacy of medication and safety.

We plan to address these significant unmet medical needs with a pipeline of products and product candidates, which are in various commercial and clinical stages, including:

•	Eye-D, an in-office insertable platform that provides for controlled release of ophthalmic medications over time, thereby resolving poor compliance with eye drop treatment regimens and permitting 100% patient compliance with drug therapy regimens. Our first product candidate utilizing the Eye-D platform, the VS-101, contains the most prescribed glaucoma medication worldwide, latanoprost. We believe that the Eye-D platform can be further developed to treat various other ocular conditions. The VS-101 is currently in a Phase 1/2a clinical study in the United States as part of a new drug application under the Food and Drug Administration, or FDA, 505(b)(2) regulatory pathway, the results of which are expected to be obtained in the second half of 2016.
•	IOPtiMate, a commercialized, novel surgical system that enables a non-penetrating, CO2 laser-assisted procedure known as CLASS (CO2 Laser-Assisted Sclerotomy Surgery) to reduce elevated IOP. CLASS is an automated, easy to perform procedure which requires only a short learning curve and provides a safer and more precise alternative to the complex and risky glaucoma surgeries that are currently available. As a result, we believe that the IOPtiMate may enable a wider range of ophthalmic surgeons to perform glaucoma surgeries, and has the potential to replace existing glaucoma medical procedures and drive an increase in the quantity and quality of glaucoma surgeries worldwide. IOPtiMate is currently being marketed through third party distributors primarily to ophthalmologists and medical centers in Asia, Europe and Latin America, where we have obtained the necessary regulatory approvals for marketing and selling the system including CE mark and the Chinese Food and Drug Administration, or CFDA approval. We intend to seek FDA review of the IOPtiMate through a de novo regulatory pathway commencing in 2016, and, if approved, we expect to begin sales in the United States in 2019.
•	TeaRx, a diagnostic solution that provides a multi-assay, objective, rapid, simple, semi-quantitative analysis of tear film constituents in order to identify one or more underlying causes of DES. We believe TeaRx has the potential to be both a clinically valuable point-of-care test as well as a companion diagnostic test that addresses the need for rapid testing and personalized medicine. We expect TeaRx to be a cost-effective, easy-to-use and objective solution that will allow eye-care professionals to diagnose and treat patients who suffer from symptoms of DES, including those who may otherwise be undiagnosed or unidentified. We have completed two TeaRx clinical trials in the United States and intend to initiate a 510(k) regulatory pathway with the FDA in 2016, and, if the FDA clears the diagnostic device through the 510(k) pathway, we expect to begin sales in the United States in 2017.
•	OphRx, our joint venture which is developing eye drops based on a non-invasive drug delivery technology that utilizes lyotropic liquid crystals, or LLC, as an alternative to the current delivery modalities, such as intravitreal injections, used to treat diseases at the back of the eye. This platform technology can also be used for front of the eye treatments. OphRx is currently in the preclinical stage of development of two product candidates: OPH-101, an alternative topical treatment to intravitreal injections for wet AMD, and OPH-100, a treatment for DES.

Our goal is to be a leading global ophthalmic company by building a diverse and balanced portfolio of innovative products and product candidates, establishing a sales force to maximize the commercial potential of our products, maintaining a global, diverse network of ophthalmic specialists and accelerating knowledge synergies and innovation. We plan to add products and product candidates to our pipeline by expanding our current platform technologies to additional indications and through in-licensing and investing in new platform technologies, technologies, products and product candidates.

Our Success Factors

We believe the following attributes contribute to our success:

•	Notable combination of world-renowned key shareholders and experienced management team as well as a network of ophthalmic specialists. We are supported by strategic shareholders with significant life sciences experience. We are led by a proven management team with a strong track record of success, and we utilize a global network of ophthalmic specialists.
•	A business approach of maintaining a multi-product pipeline. We are developing a broad and comprehensive ophthalmic product offering, with a pipeline of platform technologies, products and product candidates in various commercial and clinical stages. We believe that this business approach will result in multiple value inflection events, lead to collaborations with third parties, reduce risk to our business associated with a particular product or product candidate and increase return on investment.
•	Our ability to identify and address significant unmet medical needs. Our pipeline of ophthalmic products and product candidates is based on disruptive platform technologies protected by a comprehensive patent portfolio, and is focused on providing solutions to significant unmet medical needs related to ophthalmic conditions of large and growing patient populations. We believe our current and future ophthalmic products and product candidates should reduce patient non-compliance with drug therapy administration, improve efficacy and safety of treatment, offer better diagnosis, optimize delivery of medications, provide convenience of use, offer a competitive in-market price, and increase the availability of adequate reimbursement coding, coverage and payment from government and other third-party payors.
•	We have developed our current products and product candidates through strategic transactions in a relatively short time and in a cost-effective manner. We have been able to identify platform technologies and obtain rights to such platform technologies and other technologies, products and product candidates through investments, collaborations, in-licensing agreements, joint ventures or partnerships. Our shared corporate structure and development of a pipeline of multiple ophthalmic products allow our various projects to share certain management and infrastructure costs that has produced synergies and driven certain efficiencies. In addition, researchers and project managers across our various project teams are able to share knowledge between themselves and our global network of ophthalmic specialists on an ongoing basis. We believe that these costs and knowledge sharing has resulted in the development of products and product candidates in shorter time and in a cost-effective manner relative to other companies that are reliant on a single technology, or are developing a single product or product candidate, and do not enjoy these synergies and efficiencies.

Our Strategy

The key elements of our strategy are as follows:

•	Develop and expand a balanced and diverse pipeline of ophthalmic products and product candidates. Our existing ophthalmic platform technologies include innovative diagnostics, devices and pharmaceutical products and product candidates in various commercial and clinical stages. We plan to add products and product candidates to our pipeline by expanding our current platform technologies to additional indications and through in-licensing and investing in new platform technologies, technologies, products and product candidates. By maintaining this multi-product approach, we aim to provide a broad and comprehensive product offering, which we believe will result in multiple value inflection events, reduced risks to our overall business associated with a particular product or product candidate and increased return on investment.

•	Target large and growing patient populations with significant unmet needs. Glaucoma, DES and AMD are medical conditions afflicting large and growing global patient populations, each with significant unmet medical needs such as reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offering better diagnosis and optimizing delivery of medications.
•	Maintain a global, diverse network of ophthalmic specialists to accelerate knowledge synergies and innovation. We utilize a global network of ophthalmic specialists to identify large and growing patient populations with significant unmet needs, evaluate and prioritize potential technologies, assist in designing development plans and treatment protocols and determine potential indications of our platform technologies to our target patient populations in various territories. We believe that maintaining this diverse network of ophthalmic specialists and industry specialists will allow us to continue to maximize knowledge and cost synergies, utilize shared commercial infrastructure across products, reduce risks of development and commercialization delays to our overall business and leverage our current and future platform technologies and technologies for additional products and product candidates.
•	Establish a sales force to maximize the commercial potential of our products. Ophthalmic conditions are treated by specialists rather than general physicians, which will allow us to develop a focused commercialization team to market all of our products, maximize our branding and position and control our marketing costs. We intend to establish an ophthalmic sales and marketing organization and strategic partnerships in the United States in 2017 to support all of our products in the United States market. Outside of the United States, we intend to use a network of local distributors in order to educate and train ophthalmic specialists and have already established relationships and entered into agreements with local distributors in selected countries outside the United States.

Our Market Opportunity

Glaucoma

The treatment of glaucoma comprises one of the largest segments in the ophthalmic market. According to a Market Scope study, there are more than 80 million glaucoma patients worldwide, 7.3 million of whom are located in the United States. According to this study, the rate of diagnosis and treatment of glaucoma and ocular hypertension is increasing, particularly in emerging economies where healthcare infrastructure and access to diagnostic and treatment technologies are improving. Market Scope estimates that the global glaucoma and ocular hypertension populations reached a combined total of 125.5 million people in 2015, and that the number will grow to 141.6 million people by 2020.

According to GlobalData, improving patient compliance with glaucoma medication therapy represents the most significant unmet medical need within the glaucoma medication field. Market Scope expects the global glaucoma pharmaceutical market to climb from approximately $4.7 billion in revenues in 2015 to nearly $6.1 billion in 2020. The most robust growth in the glaucoma pharmaceutical market is expected to occur in the emerging markets of China, India and Latin America. GlobalData estimates that glaucoma pharmaceutical sales in the United States are the highest across the seven major pharmaceutical markets; the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, generating $1.7 billion in sales in 2013. This trend is expected to continue, and by the end of the forecast period in 2023, the United States is expected to generate $2.2 billion in sales.

DES

It is estimated that DES affects approximately 100 million people worldwide, of whom approximately 20 to 40 million people are in the United States. DES’s prevalence increases with age, and is extremely common in older people. The condition affects two to three times more women than men. An analysis prepared by researchers at the University of Utah indicated that the average annual cost of managing a patient with DES was $783 from the payors’ perspective. When adjusted for the prevalence of DES nationwide, the overall burden for the United States health-care system would be $3.84 billion.

DES is a complex and multifactorial syndrome that is difficult to diagnose and treat effectively. According to GlobalData, in 2012, DES therapeutic sales were approximately $1.6 billion across the nine largest markets: the United States, France, Germany, Italy, Spain, the United Kingdom, Japan, China and India, and by 2022 sales will grow to $5.5 billion. The majority of the current DES drug sales are in the United States although China and India have the largest number of DES patients. There is only one FDA-approved prescription medication used to treat DES — Restasis, an immunosuppressive agent approved to treat inflammation, which is used to treat chronic dry eye that may be caused by inflammation. Although the product has limited efficacy as a treatment for DES, according to the Allergan Inc.’s 2014 Annual Report, it had total U.S. drug sales of more than $1.0 billion in 2014. A clinical trial funded by Allergan Inc. noted that the Restasis eye drops increased tear production in only 15% of patients, compared with 5% of patients in the placebo group. During the past 10 years, approximately 14 companies have unsuccessfully attempted to secure FDA approval for a drug to treat DES and today there are numerous pharmaceutical companies that are attempting to develop new drugs for treating DES.

AMD

According to AMD Alliance International, AMD affects 30 to 50 million people worldwide, with 600,000 new cases diagnosed per year. According to the American Society of Retina Specialists, there are approximately 15 million individuals affected by AMD in the United States. AMD affects 14% to 24% of the United States population ages 65 to 74 and up to 35% of people age 74 or higher. In other words, more than one out of three persons can develop signs of AMD with over 200,000 new cases diagnosed every year in the United States.

According to GlobalData, the market for AMD treatment in the United States, the United Kingdom, France, Germany, Italy, Spain, and Japan, is forecast to almost double its value from $5.1 billion in 2013 to $10.1 billion by 2023. The main drivers for this considerable expansion are the new therapies entering the market and a global aging society, which are believed to lead to increasing numbers of elderly people developing the age-related retinal disease and using more available therapies. The United States accounted for 49% of the global AMD therapeutics market in 2013 and is expected to achieve a 55% share by 2023, with a forecast to more than double from $2.5 billion to $5.6 billion over the same period.

Risks Associated with Our Business

Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors”. You should read and carefully consider these risks and all of the other information in this prospectus, including the consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to invest in our securities. In particular, such risks include, but are not limited to, the following:

•	We have devoted most of our financial resources to the discovery and development of our products and product candidates. We have incurred significant losses since our inception and there can be no guarantee as to when, if ever, we may be able to achieve and then sustain profitability. We incurred consolidated net losses of approximately NIS 36.0 million (approximately $9.2 million) for the year ended December 31, 2014, and approximately NIS 20.7 million (approximately $5.3 million) for the nine-month period ended September 30, 2015. Since our inception in 2005, and as of September 30, 2015, we have incurred consolidated operating losses of approximately NIS 221 million (approximately $56.3 million) and consolidated net losses and accumulated deficit of approximately NIS 204 million (approximately $52.0 million).
•	We may be unable to demonstrate the safety and efficacy of, or obtain FDA regulatory clearance or approval to market and sell, any of the products and product candidates for which we seek FDA clearance or approval.
•	Our strategy of obtaining rights to platform technologies, technologies, products and product candidates through investments, collaborations, in-licensing agreements, joint ventures or partnerships with third parties may not be successful.
•	We expect to rely on third parties to conduct some aspects of our product candidates development, product manufacturing, sales, and distributions and these third parties may not perform satisfactorily.

•	The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third party payors and others in the medical community.
•	We are subject to stringent regulation and any adverse regulatory action may materially adversely affect our financial condition and results of operation.
•	If we are unable to obtain or protect intellectual property rights related to our platform technologies, technologies, products and product candidates, we may not be able to obtain exclusivity for our products and product candidates or prevent others from developing similar competitive products.
•	Potential political, economic and military instability in the State of Israel, where our senior management is located, may adversely impact our results of operations.

Recent Operating Results (preliminary and unaudited)

We have not yet closed our books for, and our independent registered public accounting firm has not completed its review of, our results for the year ended December 31, 2015. We are currently in the process of finalizing our financial results for the year ended December 31, 2015. Set forth below are certain preliminary estimates of the results of operations that we expect to report for year ended December 31, 2015:

•	our consolidated cash and cash equivalents and short-term deposits as of December 31, 2015, are expected to be $13.0 million,
•	our consolidated total operating expenses for the year ended December 31, 2015, are expected to be $7.2 million, and
•	our consolidated revenues for the year ended December 31, 2015, are expected to be $355,000.

The preliminary estimates set forth above for the year ended December 31, 2015, are unaudited and subject to completion. They reflect management’s estimates based solely upon information available as of the date of this prospectus and are not a comprehensive statement of our financial results for the year ended December 31, 2015. However, our actual results may differ materially from these estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results for the year ended December 31, 2015, are finalized and released. There is a possibility that actual results for the year ended December 31, 2015, will vary materially from the preliminary estimates. Accordingly, you should not place undue reliance upon these preliminary estimates. Please see “Forward-Looking Statements.”

Implications of Our Emerging Growth Company Status

As a company with less than $1.0 billion in revenue for our year ending December 31, 2014, we qualify as an “emerging growth company” under Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. As an emerging growth company, we intend to take advantage of certain exemptions from reporting requirements that generally apply to public companies, including the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, compliance with new standards adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or auditor discussion and analysis, exemption from say-on-pay, say-on-frequency, and say-on-golden parachute voting requirements, and reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

We will remain an emerging growth company until the earliest of: (i) the last day of our fiscal year during which we have total annual gross revenue of at least $1.0 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act.

Corporate Information

We were incorporated in Israel on April 20, 2005. On February 1, 2016, we changed our name to our current name, BioLight Life Sciences Ltd. On December 27, 2005, our shares were listed on the TASE. Our principal executive offices are located at c/o Kiryat Atidim Building 3, Tel Aviv, 6158101, Israel. Our website address is www.bio-light.co.il. We do not incorporate the information on or accessible through our website into this prospectus, and you should not consider any information on or accessible through our website a part of this prospectus.

We commercialize IOPtiMate and develop Eye-D and TeaRx through consolidated subsidiaries in which we own controlling positions through our wholly-owned subsidiary, XL Vision Sciences Ltd., or XL Vision. Product candidates based on the LLC platform technology are being developed through an unconsolidated affiliate, OphRx Ltd., in which we own an approximately 39% of the issued and outstanding shares on a fully diluted basis and share co-decision rights with one additional party which also owns the same equity stake. See “Business — Our History and Corporate Structure” for an illustration of our corporate structure. References to “our” products refer to products owned by each of the subsidiaries in our corporate structure.

In addition to our ophthalmic pipeline, we own approximately 48% of the issued and outstanding shares on a fully diluted basis of Micromedic, an Israeli company with its ordinary shares listed on the TASE. Micromedic owns a pipeline of products and product candidates focusing on in vitro diagnostics of cancer, particularly the early detection, monitoring recurrence and identification of cancer and pre-cancer cells and assessing risks related to treatment’s side effects. We expect to maintain our current equity interest in Micromedic, which we expect will result in annual costs to us of approximately $1.0 million.

On August 2, 2015, we effected a 1-for-10 reverse share split of our outstanding ordinary shares, and on February 28, 2016, we effected a 1-for-25 reverse share split of our outstanding ordinary shares. Unless otherwise indicated, all information contained in this prospectus gives retrospective effect to these reverse share splits.

THE OFFERING

Securities offered by us in this offering
2,142,857 ordinary shares and warrants to purchase an aggregate 2,142,857 ordinary shares.
Description of warrants
Each warrant will have an assumed exercise price per share of $7.00, equal to 125% of the per share public offering price, will be exercisable upon issuance and will expire five years from the date of issuance. The securities issuable upon exercise of the warrants will be adjusted in certain circumstances. See “Description of Securities” beginning on page 147 of this prospectus.
Ordinary shares to be outstanding immediately after this offering
4,749,545 ordinary shares (or 5,070,974 ordinary shares if the underwriters exercise in full their option to purchase additional ordinary shares).
Over-allotment option
We have granted the underwriters an option for a period of 45 days from the date of this prospectus to purchase up to 321,429 additional ordinary shares and warrants to purchase up to an aggregate of 321,429 ordinary shares from us to cover over-allotments, if any.
Use of proceeds
We currently expect to use the net proceeds from this offering for the development and commercialization of our products and product candidates and to expand our product pipeline, including conducting research and development activities, obtaining regulatory clearances and approvals, establishing our marketing capabilities and our sales force, and for working capital and general corporate purposes, such as funding the costs of operating as a public company in the United States and Israel. See “Use of Proceeds.”
Risk factors
You should read the “Risk Factors” section starting on page 12 of this prospectus for a discussion of factors to consider carefully before deciding to invest in the securities.
Proposed Listing on NASDAQ Capital Market
We have applied to list our ordinary shares and warrants on the NASDAQ Capital Market, under the symbols “BOLT” and “BOLTW”, respectively. There is no assurance that this application will be approved.
Tel Aviv Stock Exchange symbol
BOLT

Unless otherwise stated, the number of ordinary shares to be outstanding after this offering is based on 2,606,688 ordinary shares outstanding as of March 8, 2016, excluding, as of such date:

•	2,142,857 ordinary shares issuable upon exercise of warrants in this offering;
•	154,667 ordinary shares issuable upon the exercise of warrants (Series 6) at an exercise price of NIS 87.50 (approximately $22.32) per share;
•	548,948 ordinary shares issuable upon the exercise of publicly traded warrants (Series 8) at an exercise price of NIS 92.5 (approximately $23.60) per share;
•	131,467 ordinary shares issuable upon the exercise of warrants at a weighted average exercise price of NIS 87.50 (approximately $22.32) per share; and

•	70,961 ordinary shares issuable upon the exercise of share options under our Israeli Share Option Plan, or our 2005 Plan, at a weighted average exercise price of NIS 86 (approximately $21.94) per share.

Unless otherwise indicated, all information in this prospectus:

•	assumes an initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant;
•	assumes no exercise by the underwriters of their option to purchase up to an additional 321,429 ordinary shares and warrants to purchase 321,429 ordinary shares from us;
•	a 1-for-10 reverse share split of our outstanding shares effected on August 2, 2015 and a 1-for-25 reverse share split of our outstanding shares effected on February 28, 2016 and the corresponding adjustment of all ordinary share price per share data and option and warrant exercise price per share data;
•	no exercise of the outstanding share options or warrants described above; and
•	no exercise of the underwriter’s warrant.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following summary consolidated financial information should be read together with our audited consolidated financial statements and related notes, as well as the information under the section of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of results that may be expected in the future.

The following tables summarize our consolidated financial data. We have derived the selected consolidated statements of operations for the years ended December 31, 2013 and 2014, and the consolidated statements of financial position data as of December 31, 2013 and 2014, from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial statement data as of September 30, 2015, and for the nine months ended September, 2014 and 2015, are derived from our unaudited consolidated interim financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited consolidated interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. Our historical results are not necessarily indicative of the results that may be expected in the future.

Our consolidated financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2014	2014	2015	2015
	NIS in thousands		Convenience translation into USD in thousands	NIS in thousands		Convenience translation into USD in thousands
Revenues	82	941	$240	173	1,138	$290
Cost of revenues	23	538	137	52	565	144
Gross profit	59	403	103	121	573	146
Research and development expenses, net	18,419	18,560	4,731	13,373	10,178	2,594
Sales and marketing expenses	1,249	2,210	563	1,617	3,289	838
General and administrative expenses	8,833	10,203	2,601	7,632	6,441	1,642
Impairment loss, net	—	3,036	774	3,036	895	228
	28,501	34,009	8,669	25,658	20,803	5,302
Operating loss	28,442	33,606	8,566	25,537	20,230	5,156
Finance expenses, net	720	2,048	522	1,282	367	94
Other expenses	—	354	90	354	—	—
Share of losses of an affiliate	—	—	—	—	63	16
Exchange differences on translation of foreign operations	19	19	5	45	14	4
Total comprehensive loss	29,181	36,027	$9,183	27,218	20,674	$5,270
Total comprehensive loss attributable to:
Equity holders of the Company	18,856	23,121	$5,893	17,160	13,957	$3,558
Non-controlling interests	10,325	12,906	3,290	10,058	6,717	1,712
	29,181	36,027	$9,183	27,218	20,674	$5,270

	Per share data
	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2014	2014	2015	2015
	NIS		USD	NIS		USD
Loss per share attributable to equity holders of the Company:
Basic and diluted loss per share	13.76	11.96	$3.05	9.11	5.94	$1.51
Weighted number of shares used in the computation of loss per share	1,368,855	1,931,632	1,931,632	1,878,430	2,346,282	2,346,282

	December 31,			September 30,
	2013	2014	2014	2015	2015
	NIS in thousands		Convenience translation into USD in thousands	NIS in thousands	Convenience translation into USD in thousands
Consolidated statements of financial position data:
Cash and cash equivalents	17,716	22,196	$5,658	36,715	$9,359
Total assets	34,332	40,434	10,307	47,951	12,223
Total liabilities	12,223	14,696	3,746	14,362	3,663
Total equity	22,109	25,738	$6,561	33,589	$8,560

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties we describe below, along with all of the other information set forth in this prospectus, including the section entitled “Cautionary Note Regarding Forward-Looking Statements”, our consolidated financial statements and the related notes beginning on page F-1, before deciding whether to purchase our securities. The risks and uncertainties described below are those significant risk factors, currently known and specific to us, which we believe are relevant to an investment in our securities. If any of these risks materialize, our business, consolidated results of operations or consolidated financial condition could suffer, the price of our securities could decline substantially and you could lose part or all of your investment. Additional risks and uncertainties not currently known to us or that we now deem immaterial may also harm us and adversely affect your investment in our securities.

Risks Related to Our Company and Its Business

We have incurred significant consolidated losses since our inception and there can be no guarantee as to when, if ever, we may be able to achieve and then sustain profitability.

We incurred consolidated net losses of approximately NIS 36.0 million (approximately $9.2 million) for the year ended December 31, 2014, and approximately NIS 20.7 million (approximately $5.3 million) for the nine-month period ended September 30, 2015. Since our inception in 2005, and as of September 30, 2015, we have incurred consolidated operating losses of approximately NIS 221 million (approximately $56.3 million) and consolidated net losses and accumulated deficit of approximately NIS 204 million (approximately $52.0 million). The consolidated net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. We have devoted most of our financial resources to the discovery and development of our products and product candidates, including our preclinical and clinical development activities, as well as obtaining regulatory clearances or approvals for our products and product candidates. To date, we have financed our operations primarily through the sale of equity securities and grants from government authorities.

To implement our business strategy, we will need to, among other things, fund ongoing research and development activities with respect to our product candidates, obtain regulatory clearance or approval to commercialize our product candidates in the United States and in international markets, grow our sales and marketing infrastructure to support our future product launches, and increase market acceptance of and reimbursement for our products and product candidates. As a result, we expect our expenses to increase significantly as we pursue these objectives. The extent of our future operating losses and the timing of profitability are highly uncertain, especially given that we only recently commenced sales of our first ophthalmic product, the IOPtiMate, which makes forecasting our sales challenging. Our future revenues will depend upon the size of the markets in which our products have received clearance or approval, our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our products in those markets. We will need to generate significant additional net sales to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or sustain profitability could have an adverse effect on the value of our securities.

We expect to continue to incur significant expenses for the foreseeable future. We anticipate that our expenses will increase if and as we:

•	continue our preclinical and clinical development of our product candidates;
•	initiate additional preclinical, clinical, or other studies using our current and any future platform technologies for additional product candidates;
•	seek marketing clearances or approvals for any of our product candidates that successfully complete clinical trials;
•	further establish a sales, marketing, and distribution infrastructure to commercialize our products for which we may obtain marketing clearances or approvals;
•	develop third party reimbursement pathways (coding, coverage and payment);

•	seek to discover, validate, license or invest in additional platform technologies, technologies, products or product candidates;
•	maintain, protect, and expand our intellectual property portfolio;
•	attract and retain a diverse global ophthalmic experts network;
•	develop, manufacture, distribute, market and sell our products in accordance with stringent laws and regulations;
•	create additional infrastructure to support our operations as a U.S. public company; and
•	experience any delays or encounter issues with any of the above.

In any particular quarter or quarters, our operating results could be below the expectations of securities analysts or investors, which could cause our share price to decline.

Even if this offering is successful, we may need to raise additional funding, which may not be available on acceptable terms, or at all. Failure to obtain additional capital when needed may force us to delay, limit, or terminate our product development efforts or other operations.

Our products and product candidates are in various clinical and commercial stages, and we intend to continue advancing the development and commercialization of them. Developing diagnostic, device and pharmaceutical products is expensive, and we expect our development, clinical and regulatory expenses to continue to be a material part of our expenses. These expenses may increase in connection with our ongoing activities, particularly as we advance our products and product candidates in clinical trials, regulatory clearances or approvals and commercialization, using our current or future platform technologies including technologies that we may in the future license or invest in.

As of September 30, 2015, our consolidated cash and cash equivalents and short-term deposits were approximately NIS 37.0 million (approximately $9.4 million) of which NIS 4.0 million (approximately $1.0 million) are attributable to Micromedic. We estimate that the net proceeds from this offering will be approximately $9,942,035, assuming an initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We estimate that these net proceeds, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next eighteen months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity financings, government or other third-party funding, marketing and distribution arrangements, and other collaborations and strategic alliances, or a combination of these approaches. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other development activities;
•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;
•	the terms and timing of any collaborative, licensing and/or other arrangements that we may establish;
•	the cost and timing of regulatory clearances or approvals;
•	the cost and timing of establishing sales, marketing and distribution infrastructure and capabilities;
•	the cost, timing and any challenges in securing third-party manufacturing and distribution operations;
•	the effect of competing technological and market developments; and
•	the extent to which we license or invest in platform technologies, technologies, products and product candidates, although we currently have no commitments or agreements relating to any such transactions.

Although we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic opportunities.

If we are unable to obtain sufficient funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

We may not be able to correctly estimate or control our future operating expenses, which could lead to cash shortfalls.

Our operating expenses may fluctuate significantly in the future as a result of various factors, many of which are outside of our control. These factors may include:

•	the time, resources and expenses required to conduct clinical trials of, seek regulatory clearances or approvals for, manufacture, market and sell our current product and product candidates and any additional products we may develop and commercialize;
•	the time, resources and expenses required to introduce our products to the marketplace and train and support doctors and clinicians in the use of our products;
•	the costs of preparing, filing, prosecuting, defending and enforcing patent claims and other patent-related costs, including litigation costs or the results of such litigation;
•	any product liability or other lawsuits related to our products and the costs associated with defending them or the results of such lawsuits;
•	the costs to attract and retain personnel with the skills required for effective operations; and
•	the costs associated with being a public company in the United States.

We may be unable to demonstrate the safety and efficacy or obtain FDA regulatory clearance or approval to market and sell any products and product candidates for which we seek FDA clearance or approval.

To date, none of our products and product candidates has received FDA clearance or approval. The process of obtaining FDA clearance or approval to market and sell our products and product candidates is costly, time consuming, uncertain and subject to unanticipated delays. We cannot sell our products in the United States without FDA clearance or approval. If we choose to pursue FDA clearance or approval for one or more products or product candidates, the FDA may not approve them on a timely basis or at all. For example, before we could obtain FDA clearance of a medical device, we would be required to demonstrate that the device to be marketed is substantially equivalent to a legally marketed device that is not subject to premarket approval. A failure to demonstrate, through a 510(k) premarket submission, that the device to be marketed is at least as safe and effective as a legally marketed device that is not subject to premarket approval would result in our failure to obtain an order from the FDA declaring the device to be substantially equivalent. Before we could obtain FDA approval for the sale of any of our potential products and product candidates, we would be required to demonstrate through preclinical studies and clinical trials that each is respectively safe and effective for each intended use. A failure to demonstrate safety and efficacy of a product or product candidate to the FDA’s satisfaction would result in our failure to obtain FDA approval. Moreover, even if the FDA were to grant regulatory approval of a product or product candidate the approval might be limited to specific therapeutic areas or limited with respect to its distribution, which could reduce revenue potential, and we would be subject to extensive and costly post-approval requirements and oversight with respect to our commercialization of the product or the product candidate. The lack of, or delay in, receiving FDA clearance or approval for any of our products or product candidates, could have a material adverse effect on our future growth and results of operations. See “Risks Related to the Regulation of our Company and Its Business” for a further discussion of the risks associated with governmental regulation.

Our strategy of obtaining rights to platform technologies, technologies, products and product candidates through investments, collaborations, in-licensing agreements, joint ventures or partnerships with third parties may not be successful.

The success of our business depends upon our ability to identify, develop and commercialize products based on our platform technologies. We may in the future expand our product pipeline through investments, collaborations, in-licensing agreements, joint ventures or partnerships with third parties with respect to other platform technologies, technologies, product candidates or products, for diagnosing and treatment of ophthalmic conditions. The future growth of our business may depend in part on our ability to invest in, collaborate on, in-license or enter into joint ventures or partnerships with third parties for such additional platform technologies, technologies, product candidates or products, but we may be unable to make such arrangements. We face competition for such investments, collaborations, in-licensing agreements, joint ventures or partnerships with third parties for diagnostics, devices and pharmaceuticals, and a number of more established companies are also pursuing the same strategies for platform technologies, technologies, product candidates or products that we may consider attractive. These established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to in-license or invest in the rights to the relevant platform technologies, technologies, product candidates or products on terms that would allow us to generate an appropriate return on our investment. Furthermore, we may be unable to identify platform technologies, technologies, product candidates or products within our area of focus. If we are unable to successfully obtain rights to suitable platform technologies, technologies, product candidates or products, our ability to pursue this element of our strategy could be impaired. We also cannot assure you that we would be able to successfully integrate any platform technologies, technologies, product candidates or products in a cost-effective and non-disruptive manner. If we were unable to integrate any new platform technologies, technologies, product candidates or products effectively, our business would likely suffer.

Although we have several product candidates currently in clinical development, our research programs may fail to identify other potential products for clinical development. We do not have any current commitments to enter into any new investment, collaborations, in-licensing agreements, joint ventures or partnerships. Business development and discovery programs to identify new products will require substantial technical, financial and human resources, whether or not any such technologies and products are ultimately identified. We may determine that one or more of our preclinical programs does not have sufficient potential to warrant the allocation of such resources. Our research programs may initially show promise in identifying potential products, yet fail to yield product candidates for clinical development, and as such, we may focus our efforts and resources on potential programs or products that ultimately prove to be unsuccessful.

We expect to rely on third parties to conduct some aspects of our product candidate development, product manufacturing, sales and distribution, and these third parties may not perform satisfactorily.

We do not expect to independently conduct all aspects of our product candidate development protocol, product manufacturing and sales. We currently rely, and expect to continue to rely, on third parties with respect to parts of these items. We will need to establish requirements, including quality control requirements that must be met by these third parties, including suppliers, contractors, consultants and distributors, and to oversee and evaluate, the performance of these third parties on the basis of their ability to meet these requirements.

Outside the United States, we intend to rely primarily upon sales made through independent distributors. We are highly dependent upon acceptance of our products by such third parties and their active marketing and sales efforts relating to our products. Several of our distributors will not be obligated to deal with us exclusively and are not contractually subject to minimum purchase requirements. In addition, some of our distributors may sell competing products. As a result, our distributors may give higher priority to products of our competitors, thereby reducing their efforts in selling our products.

There can be no assurance that such distributors will act as effective sales agents for us, that they will remain our partners, or that, if we terminate or lose any of them, we will be successful in replacing them. Any such disruption in our distribution channels could adversely affect our business, operating results and financial condition.

Any of these third parties may terminate their engagements with us. If we need to enter into alternative arrangements, it could delay the development or distribution of our products and product candidates. Our reliance on these third parties for research and development activities will reduce our control over these activities but will not relieve us of our responsibility to ensure compliance with all required regulations and study protocols.

If these third parties do not successfully carry out their contractual duties, meet expected deadlines, follow FDA requirements for current good manufacturing practices, or conduct our studies in accordance with regulatory requirements or our stated study plans and protocols, we will not be able to complete or may be delayed in completing, the preclinical studies and clinical trials required to support future FDA, European or other approvals of our products and product candidates.

Reliance on third-party manufacturers entails risks to which we would not be subject if we manufactured the products ourselves, including:

•	reduced control as a result of using third-party manufacturers for all aspects of manufacturing activities;
•	responsibility for ensuring supply chain integrity, product safety and quality, and implementation of effective preventive measures at suppliers’ facilities;
•	risks from the supply chain continuum, including sourcing a product’s raw material, ingredients and components through the product’s manufacture, importation, sale and distribution;
•	risks from source materials, ingredients, components, and products made in countries without strong regulatory systems or in which there are opportunities and incentives for economically motivated adulteration of medical products;
•	reduced control over procedures or specifications for the acceptance of parts or ingredients supplied for products, procedures for finished product acceptance specifications for release of a product, and procedures to ensure verification or validation of corrective and preventive action to ensure that such action is effective and does not adversely affect the finished product;
•	complexities of foreign distribution chains over which regulatory agencies in the United States may not have authority;
•	termination or non-renewal of manufacturing agreements with third parties in a manner or at a time that is costly or damaging to us; and
•	disruptions to the operations of our third-party manufacturers or suppliers caused by conditions unrelated to our business or operations, including the bankruptcy of the manufacturer or supplier.

Any of these events could lead to clinical trial delays or failure to obtain regulatory clearances or approvals, or impact our ability to successfully commercialize future products. Some of these events could be the basis of action from European regulatory authorities, the FDA or other regulatory authorities, including injunction, recall, seizure or total or partial suspension of production.

The commercial success of any current or future product, if approved, will depend upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Even if we obtain the requisite regulatory clearances or approvals, the commercial success of our products will depend in part on the medical community, patients and third-party payors accepting our products as medically useful, cost-effective and safe. Any product that we bring to the market may not gain market acceptance by physicians, patients, third-party payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of these products, if cleared or approved for commercial sale, will depend on a number of factors, including:

•	the cost, safety, efficacy, comparative value and convenience of our products in relation to alternative products;
•	the ability of third parties to enter into relationships with us without violating their existing agreements;
•	the effectiveness of our sales and marketing efforts;
•	the prevalence and severity of any side effects, including any limitations or warnings contained in a product’s approved labeling;
•	the prevalence and severity of any side effects resulting from the procedure by which our products are administered;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the strength of marketing and distribution support for, and timing of market introduction of, competing products;
•	publicity concerning our products or competing products; and
•	sufficient third-party reimbursement (coding, coverage and payment).

Even if a potential product displays a favorable safety and efficacy profile in clinical trials, market acceptance of the product will not be known until after it is launched. Our efforts to educate the medical community and third-party payors on the benefits of the products may require significant resources and may never be successful. Such efforts to educate the marketplace may require more resources than are required by conventional technologies.

The training required for ophthalmic specialists to use our products and product candidates could reduce the market acceptance of our products.

As with any new method or technique, ophthalmic specialists must undergo a thorough training program before they are qualified to use our products and product candidates. Those specialists could experience difficulty with the technique necessary to successfully utilize our products and product candidates. Also, even after successfully completing the training program, they may experience difficulty with using our products and thereafter cease utilizing them or limit their use significantly in practice.

We could also experience difficulty meeting expected levels of ophthalmic specialists who complete our training program. This could happen due to less than expected demand, longer than expected time necessary to train each specialist, the capacity of our sales representatives to train specialists being less than anticipated, or our inability to sufficiently increase our sales organization. All of these events would lead to fewer trained ophthalmic specialists qualified to utilize our products, which could negatively impact our operating and financial results.

We have limited experience marketing and selling our products. If our current investment in the expansion of our sales and marketing infrastructure does not lead to an increase in market penetration or acceptance of our products, we may not achieve sufficient net sales growth to become profitable.

We began marketing IOPtiMate in late 2014 after receiving CE Mark and China Food and Drug Administration, or CFDA, approval. Since that time, IOPtiMate has been marketed primarily to leading ophthalmologists and medical centers in Asia and Europe. These marketing efforts have resulted in recent initial sales of IOPtiMate in China, Hong Kong, Poland, Hungary, Romania, Portugal and Peru. We are currently in the process of negotiating additional distribution agreements in additional countries worldwide. As a result, we have limited experience in marketing and selling products. Our operating results are directly dependent upon the sales and marketing efforts of our third-party distributors. If our third party distributors fail to adequately promote, market and sell our products, our sales may suffer.

In order to generate increased sales, we will need to expand the size and geographic scope of our sales capacity by increasing our distributor network and eventually developing a marketing and sales organization for the U.S. market. As a result, our future success will depend largely on our ability to continue to develop a distribution network, as well as our ability to hire, train, retain and motivate skilled direct sales representatives with significant technical knowledge of ophthalmic conditions and our products. Because of the competition for their services, we cannot assure you that we will be able to hire and retain appropriate additional distributors or direct sales representatives on favorable or commercially reasonable terms, if at all. Failure to hire or retain qualified distributors or direct sales representatives would prevent us from expanding our business and generating sales. Additionally, new distributors and newly hired direct sales representatives require training and support, requiring significant lead time before they are fully productive. If we fail to provide adequate training and support, new distributors and direct sales representatives may not become as productive as may be necessary to maintain or increase our sales.

As a result, the further expansion of our distribution network and sales force will require significant additional investment and time. If we are unable to expand our sales and marketing capabilities, we may not be able to effectively commercialize our products, which would adversely affect our business, results of operations and financial condition. Additionally, if we overestimate the size and growth of our user base, or their expected utilization of our product post-training, we could both overspend on sales and marketing programs and infrastructure or suffer material diminishing returns on these investments. If we fail to forecast our commercial infrastructure needs correctly, over- or under-investing in market reach, acceptance and penetration, it could negatively impact our financial operating results as we may not see sufficient net sales growth to become profitable.

We face substantial competition in a highly competitive market that is subject to rapid technological changes. If our competitors are able to discover, develop or commercialize products before or more successfully that we do, our commercial opportunity may be reduced or eliminated.

The ophthalmic market is highly competitive, with other companies seeking to address the unmet needs of large and growing patient populations. We face competition with respect to our current products and product candidates, and will face competition with respect to any products and product candidates that we may seek to develop or commercialize in the future from large companies with wide product offerings comprised of ophthalmic diagnostics, devices and pharmaceuticals, large pharmaceutical companies that have specialized ophthalmic divisions, and emerging companies that mostly focus on a single platform technology or a limited product pipeline. Our success depends, in part, upon our ability to maintain a competitive position in the development of our products.

These large companies have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Emerging companies may also prove to be significant competition, particularly through collaborative arrangements with large and established companies. Both the large and emerging ophthalmic companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring additional technologies.

Any product candidates that we successfully develop and commercialize will compete with existing products and alternative technologies and new products that may become available in the future. Our competitors might also develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient to use or are less expensive than the comparable products that we develop. Our competitors also may obtain FDA or other regulatory clearance or approval for their products more rapidly than we may obtain clearance or approval for ours, which could result in our competitors’ establishing a strong market position before we are able to enter the market.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

We are dependent on principal members of our executive team listed under “Management” in this prospectus, the loss of whose services may adversely impact the achievement of our objectives. While we have entered into employment agreements with each of our executive officers, any of them could leave our employment at any time. Recruiting and retaining other qualified employees, consultants and advisors for our business, including scientific and technical personnel, will also be critical to our success. Competition for skilled personnel is intense and the turnover rate can be high. We may not be able to attract and retain personnel on acceptable terms given the competition among ophthalmic companies for individuals with similar skill sets. In addition, failure to succeed in clinical trials may make it more challenging to recruit and retain qualified personnel. The inability to recruit or the loss of the services of any executive, key employee, consultant or advisor may impede the progress of our research, development and commercialization objectives.

Recruiting and retaining qualified operations, finance and accounting, scientific, clinical and sales and marketing personnel will be critical to our success. We may not be able to attract and retain these personnel on acceptable terms, given the competition among many ophthalmic companies for similar personnel. We also rely on consultants and advisors in our research, operations, clinical and commercial efforts to implement our business strategies. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

Our strategic plan requires us to continue growing our sales, marketing, clinical and operational infrastructure in order to generate, and meet, the demand for our products. If we fail to retain or attract these key personnel, we could fail to take advantage of the market for our technologies and our business, financial condition and operating results could be adversely affected.

If we fail to manage our anticipated growth effectively, our business could suffer.

We anticipate that our business will grow as our products and product candidates enter the markets. We must continue to grow in order to meet our business and financial objectives. However, continued growth may create numerous challenges, including:

•	new and increased responsibilities for our management team;
•	increased pressure on our operating and financial systems, controls and reporting systems;
•	the need to hire, train and manage additional qualified personnel; and
•	management of an increasing number of relationships with our customers, suppliers and other third parties.

Our inability to manage growth effectively could cause our operating costs to grow at a faster pace than we currently anticipate, and could have a material adverse effect on our business and results of operations.

A variety of risks associated with international operations could harm our business.

Our first commercialized product, the IOPtiMate system, is expected to be marketed on a worldwide basis (subject to receipt of applicable regulatory approvals or clearances) either alone or in collaboration with third parties. We anticipate marketing any other commercialized products in the future on a worldwide basis as well (subject to receipt of applicable regulatory approvals or clearances). In addition, we are conducting development activities in various jurisdictions throughout the world. We expect that we will be subject to additional risks related to engaging in international operations, including:

•	different regulatory requirements for product and product candidates clearance or approval in foreign countries;
•	reduced protection for intellectual property rights;
•	unexpected changes in tariffs, trade barriers and regulatory requirements;
•	economic weakness, including inflation or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•	foreign currency fluctuations, which could result in increased operating expenses, reduced revenue and other obligations incident to doing business in another country;
•	workforce uncertainty in countries where labor unrest is more common than in the United States and Israel;
•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and
•	business interruptions resulting from geopolitical actions, including war and terrorism, or natural disasters including earthquakes, typhoons, floods and fires.

Because a certain portion of our expenses is incurred in currencies other than the NIS, our results of operations may be harmed by currency fluctuations and inflation.

Our functional currency is the NIS, and we pay a substantial portion of our expenses in NIS. However, a significant portion of our expenses is denominated in U.S. dollars. Our U.S. dollar expenses consist principally of payments made to external service providers and consulting fees for R&D and selling and marketing activities. We also expect a significant portion of our future revenues to be denominated in U.S. dollars or in Euros. As a result, we will be exposed to currency fluctuation risks relating to the recording of our revenues and expenses in NIS. For example, if the NIS strengthens against the U.S. dollar, our reported expenses in NIS may be higher than anticipated. The Israeli rate of inflation has not offset or compounded the effects caused by fluctuations between the NIS and the U.S. dollar or the Euro. To date, we have not engaged in hedging transactions. Although the Israeli rate of inflation has not had a material adverse effect on our financial condition to date, we may, in the future, decide to enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of the currencies mentioned above in relation to the NIS. These measures, however, may not adequately protect us from material adverse effects.

We face potential product liability, and, if successful claims are brought against us, we may incur substantial liability and costs. If the use of our products harms patients, or is perceived to harm patients even when such harm is unrelated to our products, our regulatory clearances or approvals could be revoked or otherwise negatively impacted and we could be subject to costly and damaging product liability claims.

The use of our products and product candidates in clinical trials and the sale of any products for which we obtain marketing clearance or approval exposes us to the risk of product liability claims. Product liability claims might be brought against us by consumers, healthcare providers, medical device companies or others that sell or otherwise come into contact with our products and product candidates. There is a risk that our products and product candidates may induce adverse events. If we cannot successfully defend against product liability claims, we could incur substantial liability and costs. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	impairment of our business reputation;
•	withdrawal of clinical trial participants;
•	related litigation costs;
•	distraction of management’s attention from our primary business;
•	substantial monetary awards to patients or other claimants;
•	the inability to commercialize our products and product candidates;
•	decreased demand for our products, if cleared or approved for commercial sale; and
•	impairment of our ability to obtain product liability insurance coverage.

We, as well as our third-party distributors, currently carry product liability insurance. We, as well as the contract research organizations, or CROs, we have engaged, also carry human clinical trials liability insurance for each clinical trial. We believe our liability insurance coverage is sufficient in light of our current sales and clinical programs; however, we may not be able to obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to future product liability claims. A successful product liability claim or series of claims brought against us could cause our securities price to decline and, if judgments exceed our insurance coverage, could lead to a depletion of our cash reserves and materially and adversely affect our financial position.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to our platform technologies, technologies, products and product candidates, we may not be able to obtain exclusivity for our products and product candidates or prevent others from developing similar competitive products.

We rely upon a combination of granted patents, pending patent applications, trade secret protection, licensing agreements and confidentiality agreements to protect the intellectual property related to our platform technologies, technologies, products and product candidates. The strength of patents in the field of ophthalmic conditions diagnostics and treatment involves complex legal and scientific questions and can be uncertain. The patent applications that we own or have licensed may fail to result in issued patents with claims that cover our platform technologies, technologies, products or product candidates in the United States or in other countries. There is no assurance that all potentially relevant prior art relating to our patents and patent applications have been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our platform technologies, technologies, products or product candidates, third parties may challenge their validity, enforceability or scope, which may result in the patent claims being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications may not adequately protect our intellectual property, provide exclusivity for our products and product candidates or prevent others from designing around our claims. Any of these outcomes could impair our ability to prevent competition from third parties.

Our ability to attract third parties to collaborate with us to develop product candidates and our ability to commercialize future products may be adversely affected if the patent applications we hold or have licensed with respect to our techniques or products fail to issue, if the breadth or strength of our patent protection is threatened or if our patent portfolio fails to provide meaningful exclusivity for our platform technologies, technologies, products or product candidates. Third parties may challenge their validity or enforceability of our patents or patents that issue in the future from our patent applications, which may result in such patents being narrowed, invalidated or held unenforceable. Even if our patents and patent applications are not challenged by third parties, they may not prevent others from designing around our claims and may not otherwise adequately protect our platform technologies, technologies, products or product candidates. If the breadth or strength of protection provided by the patents and patent applications we hold with respect to our platform technologies, technologies, products or product candidates is threatened, our ability to commercialize our products and product candidates may be adversely effected.

The patent position of diagnostics, devices and pharmaceuticals companies is generally highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In the United States and in many foreign jurisdictions, policies regarding the breadth of claims allowed in patents can be inconsistent. The U.S. Supreme Court and the Court of Appeals for the Federal Circuit have made, and will likely continue to make, changes in how the patent laws of the United States are interpreted. Similarly, foreign courts have made, and will likely continue to make, changes in how the patent laws in their respective jurisdictions are interpreted. We cannot predict future changes in the interpretation of patent laws or changes to patent laws that might be enacted into law by U.S. and foreign legislative bodies. Those changes may materially affect our patents or patent applications and our ability to obtain patents. Future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage, which could adversely affect our business, financial condition and results of operations.

Discoveries are generally published in the scientific literature well after their actual development, and patent applications in the United States and other countries are typically not published until 18 months after filing and in some cases are never published. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned granted patents or patent applications, or that we were the first to file for patent protection covering such inventions. Subject to meeting other requirements for patentability, for United States patent applications filed prior to March 16, 2013, the first to invent the claimed invention is entitled to receive patent protection for that invention while, outside the United States, the first to file a patent application encompassing the invention is entitled to patent protection for the invention. In addition, patents have a limited lifespan. In the United States, the expiration of a patent is generally 20 years from the earliest non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Once the patent life has expired for a platform technology, technology, product or product candidate, we may be open to competition from third party products, including products that are copies of our platform technologies, technologies, products or product candidates. This risk is material in light of the length of the development process of our products and product candidates and lifespan of our current patent portfolio.

In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect our proprietary know-how and other proprietary information that is not patentable or that we elect not to patent. For example, many of our discovery, development and manufacturing processes involve proprietary know-how, information or technology that is not covered by patents. We seek to protect our trade secrets and proprietary technology and processes, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Security measures may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. Although we expect all of our employees and consultants to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed, that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Misappropriation or unauthorized disclosure of our trade secrets could impair our competitive position and may have a material adverse effect on our business. Additionally, if the steps taken to maintain our trade secrets are deemed inadequate, we may have insufficient recourse against third parties for misappropriating the trade secret. In addition, others may independently discover our trade secrets and proprietary information. For example, the FDA, as part of its Transparency Initiative, has considered whether to make additional information publicly available on a routine basis, including information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all.

Further, the laws of some countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and in other countries. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market. If we fail to maintain the patents and patent applications covering our platform technologies, technologies, products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our products, which would have a material adverse effect on our business.

We have an extensive worldwide patent portfolio. The cost of maintaining our patent protection is high and maintaining our patent protection requires continuous review and compliance in order to maintain worldwide patent protection. We may not be able to effectively maintain our intellectual property position throughout the major markets of the world.

The U.S. Patent and Trademark Office, or USPTO, and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees on issued patents often must be paid to the USPTO and foreign patent agencies over the lifetime of the patent. While an unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment or delay in payment of fees or annuities (whether intentional or unintentional), failure to specify proper entity status, and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering our products or procedures, we may not be able to stop a competitor from marketing products that are the same as or similar to our products and it may result in reduced royalty payments for lack of patent coverage in a particular jurisdiction from our collaboration partners both of which would have a material adverse effect on our business.

We have made, and will continue to make, certain strategic decisions in balancing costs and the potential protection afforded by the patent laws of certain countries. As a result, we may not be able to prevent third parties from practicing our inventions in all countries throughout the world, or from selling or importing products made using our inventions in and into the United States or other countries. Third parties may use our technologies in territories in which we have not obtained patent protection to develop their own products and may infringe our patents in territories which provide inadequate enforcement mechanisms, even if we have patent protection. Such third party products may compete with our products, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patents and other intellectual property rights in the medical technology and pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter partes review proceedings before the USPTO and corresponding foreign patent offices. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are pursuing development technologies. As the medical technology and pharmaceutical industries expand and more patents are issued, the risk increases that our products and product candidates may be subject to claims of infringement of the patent rights of third parties.

Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our products and product candidates. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that our products and product candidates may be accused of infringing. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our products and product candidates or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

The patent landscape in competitive product areas is highly complex and there may be patents of third parties of which we are unaware that may result in claims of infringement. Accordingly, there can be no assurance that our products and product candidates do not infringe proprietary rights of third parties. Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our products and product candidates. Defense of such claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of financial and employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, pay royalties, redesign our infringing products or product candidates, or obtain one or more licenses from third parties, which may be impossible or require substantial time and/or monetary expenditure.

We intend, if necessary, to vigorously enforce our intellectual property in order to protect the proprietary position of our products and product candidates. Active efforts to enforce our patents may include litigation, post-grant patent challenges, administrative proceedings or all of the foregoing, depending on the potential benefits that might be available from those actions and the costs associated with undertaking those efforts against third parties. We review and monitor publicly available information regarding products that may be competitive with our products and product candidates and intend to assert our intellectual property rights where appropriate.

We have entered, and may in the future continue to enter, into license agreements with third parties, and if we fail to comply with our obligations in such agreements under which we license intellectual property rights from third parties or otherwise experience disruptions to our business relationships with our licensors, we could lose license rights that are important to our business.

We have entered into license agreements with Novaer LLC, or Novaer, for the rights to use certain intellectual property owned by Novaer, in our Eye-D platform technology, and with Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, to in-license our OphRx’s LLC platform technology. In the future, we may need to obtain additional licenses from third parties to advance our research or allow commercialization of our products, or the license agreements may be terminated. We may fail to obtain or renew any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products. The license agreements may also limit our rights to develop and commercialize our products using the licensed intellectual property or make such commercialization prohibitively expensive, which would have a material adverse effect on our business. Our current product candidates are based on the intellectual property licensed under the license agreement, and if the license agreement is terminated or not renewed, it would have a material adverse effect on our business, prospects and results of operations.

We may be involved in lawsuits or administrative proceedings to obtain, protect or enforce our patents, which could be expensive, time consuming, and unsuccessful.

Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file an infringement suit, which can be expensive and time consuming. In addition, in an infringement proceeding, the defendant may file a countersuit, challenging the validity or enforceability of our patent. In that case, a court may decide that a patent of ours is not valid, is unenforceable or is not infringed, or it may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights. Any claims we assert against alleged infringers could provoke these third parties to assert counterclaims against us alleging that we infringe their own intellectual property rights, or that our rights are invalid or unenforceable. A court could hold that some or all of our asserted intellectual property rights are not infringed, or could invalidate our rights, hold our rights unenforceable, or substantially narrow the scope of protection. Any such adverse result would undermine our competitive position.

We may be involved in the USPTO and analogous venues outside the United States in interference proceedings initiated by third parties or by us when there appears to be the same subject matter claimed in our patents or patent applications and the third parties’ patents or patent applications. An unfavorable outcome could require us to cease using the related technology, to lose our patent claims partially or in entirety, or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the trading price of our securities.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

Certain of our employees and personnel are or were previously employed at universities, medical institutions or other diagnostics, device or pharmaceutical companies. Although we try to ensure that our employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information, of any of our employee’s former employer or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Furthermore, universities or medical institutions who employ some of our key employees and personnel in parallel to their engagement by us may claim that intellectual property developed by such person is owned by the respective academic or medical institution under the respective institution intellectual property policy or applicable law.

We may become subject to claims for remuneration or royalties for assigned service invention rights by our employees, which could result in litigation and adversely affect our business.

A significant portion of our intellectual property has been developed by our employees in the course of their employment for us. Under the Israeli Patent Law, 5727-1967, or the Patent Law, inventions conceived by an employee during the term and as part of the scope of his or her employment with a company are regarded as “service inventions,” which belong to the employer, absent a specific agreement between the employee and employer giving the employee service invention rights. The Patent Law also provides that if there is no such agreement between an employer and an employee, the Israeli Compensation and Royalties Committee, or the Committee, a body constituted under the Patent Law, shall determine whether the employee is entitled to remuneration for his inventions. Past decisions by the Committee (which have been upheld by the Israeli Supreme Court on appeal) have created uncertainty in this area, as it held that employees may be entitled to remuneration for their service inventions despite having specifically waived any such rights. The Israeli Supreme Court has recently decided that an agreement between an employer and an employee will suffice and no additional requirements as might have been raised by the Committee, are required. Further, the Committee has not yet determined the method for calculating this remuneration nor the criteria or circumstances under which an employee’s waiver of his right to remuneration will be disregarded. We generally enter into assignment-of-invention agreements with our employees pursuant to which such individuals assign to us all rights to any inventions created in the scope of their employment or engagement with us. Although our employees have agreed to assign to us service invention rights, we may face claims demanding remuneration in consideration for assigned inventions. As a consequence of such claims, we could be required to pay additional remuneration or royalties to our current or former employees, or be forced to litigate such claims, which could negatively affect our business.

We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that former employees, collaborators or other third parties have an ownership interest in our patents or other intellectual property. Ownership disputes may arise in the future, for example, from conflicting obligations of consultants or others who are involved in developing our products and product candidates. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting and defending patents on products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Potential competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as in the United States. These products may compete with our products and product candidates, if approved, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

We have a number of foreign patents and patent applications, and expect to pursue patent protection in the most significant markets in which we do business. The laws of other countries in which our product offerings are or may be sold may not protect our platform technologies, technologies, product offerings and intellectual property to the same extent as U.S. laws, if at all. In these countries, the patent owner may have limited remedies, and certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these countries. If we encounter such difficulties or we are otherwise precluded from effectively protecting our intellectual property rights in these jurisdictions, our business, financial condition and results of operations could be substantially harmed. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing, and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Intellectual property rights do not address all potential threats to any competitive advantage we may have.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and intellectual property rights may not adequately protect our business or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are the same as or similar to our current or future products but that are not covered by the claims of the patents that we own or have exclusively licensed;
•	We or any of our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	We or any of our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions;
•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;
•	The prosecution of our pending patent applications may not result in granted patents;
•	Granted patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;
•	Patent protection on our platform technologies, technologies, products and product candidates may expire before we are able to develop and commercialize the product, or before we are able to recover our investment in the product; and
•	Our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for such activities, as well as in countries in which we do not have patent rights, and may then use the information learned from such activities to develop competitive products for sale in markets where we intend to market our products and product candidates.

Risks Related to the Regulation of our Company and Its Business

We are subject to stringent regulation and any adverse regulatory action may materially adversely affect our financial condition and results of operation.

Our products and product candidates, development activities and manufacturing processes are subject to extensive and rigorous regulation by numerous government agencies regulating diagnostic devices, medical devices, and pharmaceuticals, including the FDA, European regulatory authorities, CFDA and other regulatory authorities. To varying degrees, each of these agencies monitors and enforces our compliance with laws and regulations governing the development, testing, manufacturing, labeling, sale, marketing and distribution of our products and product candidates. The process of obtaining marketing approval or clearance in the United States, Europe and other countries for new products or enhancements or modifications to existing products and product candidates, could:

•	take a significant amount of time;
•	require the expenditure of substantial resources;
•	involve rigorous and expensive preclinical and clinical testing, as well as increased post-market surveillance;
•	involve modifications, repairs, or replacements of our products, and product candidates; and
•	result in limitations on the indicated uses of our products and product candidates.

We cannot be certain that we will receive required approval or clearance from the FDA, European regulatory authorities or other regulatory authorities for new products or modifications to existing products on a timely basis. The failure to receive approval or clearance for significant new products or modifications to existing products on a timely basis could have a material adverse effect on our financial condition and results of operations.

Both before and after a product is commercially released, we have ongoing responsibilities under FDA laws and regulations. If the FDA approves any of our product candidates, we will be subject to oversight including with respect to packaging, adverse event reporting, storage, advertising restrictions, recordkeeping, and post-marketing obligations, all of which may result in significant expense and limit our ability to market our products. For drugs, these requirements include submissions of safety and other post-marketing information and reports, registration, continued compliance with current good manufacturing practices, and adherence to current good clinical practices for any clinical trials that we conduct post-approval. For devices, we are required to comply with the FDA’s Quality System Regulation, or QSR, which describes the current good manufacturing practice requirements that the FDA applies to medical devices, and which mandates that manufacturers of medical devices adhere to certain requirements pertaining to, among other things, process validation to ensure that a process consistently produces a result or product meeting predetermined specifications, controls for purchasing products and services to ensure they conform to specified requirements, and documentation practices. As another example, FDA regulations require us to provide information to the FDA whenever there is evidence that reasonably suggests that a product may have caused or contributed to a death or serious injury, or that a malfunction occurred which would be likely to cause or contribute to a death or serious injury upon recurrence. Compliance with applicable regulatory requirements is subject to continual review and is monitored rigorously through, among other things, periodic inspections by the FDA, which may result in observations on Form 483, and in some cases warning letters, that require corrective action. If previously unknown problems with a drug product were later discovered, including adverse events of unanticipated frequency or severity, or problems with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, the results could include:

•	Restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;
•	Fines or warning letters;
•	Refusal by the FDA or other regulatory authorities to approve pending applications or supplements to approved applications;
•	Suspension of clinical trials or revocation of product approvals;
•	Product seizure or detention, or refusal to permit the import or export of products;
•	Injunctions or the imposition of civil or criminal penalties.

If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our products or product candidates are ineffective or pose an unreasonable health risk, the FDA could ban such products or product candidates, detain or seize such products or product candidates, order a recall, repair, replacement, or refund of such products or product candidates, or require us to notify health professionals and others that the products or product candidates present unreasonable risks of substantial harm to the public health. If any of these events occurs, our ability to sell such product will be impaired, and we will incur substantial additional expense to comply with regulatory requirements, which will materially adversely affect our business.

The extensive and rigorous regulation by numerous government agencies, including the FDA, European regulatory authorities, and other regulatory authorities, before and after a product is commercially released may also apply to any third party manufacturers and distributors and their ability to comply and conform with such regulations entails a risk for which we may be subject to relying on such third parties.

The FDA has been increasing its scrutiny of the medical device, medical products and biologics industries, and regulatory agencies are expected to continue to scrutinize the industry closely with inspections, with possible enforcement actions by the FDA or other agencies. Additionally, the FDA may restrict manufacturing and impose other operating restrictions; enjoin and restrain certain violations of applicable law pertaining to medical devices or drugs; assess civil or criminal penalties against our officers, employees or us; and recommend prosecution. The Department of Justice files cases on behalf of the FDA. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively manufacturing, marketing and selling our products. In addition, negative publicity and product liability claims resulting from any adverse regulatory action could have a material adverse effect on our financial condition and results of operations.

Governmental regulations have become increasingly stringent and more common, and we may become subject to even more rigorous regulation by governmental authorities in various countries in the future. Penalties for a company’s non-compliance with governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions.

We may find it difficult to enroll patients in our clinical trials, and patients could discontinue their participation in our clinical trials, which could delay or prevent clinical trials of our products and product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate in our clinical trials. We may experience delays in patient enrollment in the future. If patients are unwilling to participate in our clinical trials because of negative publicity from adverse events in the diagnostics, device or pharmaceuticals industries, or for other reasons, including competitive clinical trials for similar patient populations, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed. These delays could result in increased costs, delays in our advancing of our product and product candidates, delays in testing the effectiveness of our product candidates, or termination of our clinical trials altogether.

We may not be able to identify, recruit, and enroll a sufficient number of patients, or patients with required or desired characteristics to achieve diversity in a trial, to complete our clinical trials in a timely manner. Patient enrollment and completion of clinical trials are affected by factors including:

•	design of the trial protocol;
•	size of the patient population;
•	eligibility criteria for the trial in question;
•	severity of the disease/condition under investigation;
•	perceived risks and benefits of the product candidate under study;
•	proximity and availability of clinical trial sites for prospective patients;
•	availability of competing therapies, products, and clinical trials;
•	efforts to facilitate timely enrollment in clinical trials;
•	patient referral practices of physicians; and
•	ability to monitor patients adequately during and after treatment.

We are currently conducting clinical trials for our various product candidates and intend to seek marketing approvals in the United States, Europe, China and other markets. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by the FDA, European regulatory authorities, or other regulatory authorities.

In addition, patients enrolled in our clinical trials may discontinue their participation at any time during the trial as a result of a number of factors, including withdrawing their consent or experiencing adverse effects, which may or may not be related to our product candidates under evaluation. The discontinuation of patients in any one of our trials may cause us to delay or abandon such clinical trial, or cause the results from that trial not to be positive or sufficient to support a filing for regulatory approval of the applicable product candidate.

Our clinical trials may not be successful or may be delayed.

We are currently conducting a clinical study in the United States for our Eye-D VS-101, as part of a new drug application under the FDA 505(b)(2) regulatory process, and plan to initiate an FDA regulatory process with respect to both our TeaRx and IOPtiMate products during 2016. Before obtaining marketing clearance or approval from regulatory authorities for the sale of our products or any future products, we must conduct extensive clinical trials to demonstrate the safety of the products in humans for European CE marking certification, and the safety and efficacy of our products or any future products in humans for other regulatory authorities such as the United States and China. We work with CROs, which assist us in overseeing and implementing our clinical trials. Clinical trials are expensive, time consuming, and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. We may not receive FDA regulatory approval for the conduct of any particular clinical trial in the

United States or regulatory approval for conduct of such clinical trial in other countries. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in reaching a consensus with regulatory agencies on trial design;
•	delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites;
•	delays in obtaining required Institutional Review Board, or IRB, approval;
•	delays in recruiting suitable patients to participate in our clinical trials;
•	imposition of a clinical hold by regulatory agencies, including after an inspection of our clinical trial operations or trial sites;
•	failure by our CROs, other third parties or us to perform in accordance with clinical trial requirements or the FDA’s good clinical practices, or GCP, or applicable regulatory requirements in other countries;
•	delays in the testing, validation, manufacturing, and delivery of our product candidates to the clinical sites;
•	delays in having patients complete participation in a trial or return for post-treatment follow-up;
•	clinical trial sites or patients dropping out of a trial;
•	occurrence of serious adverse events associated with the product candidates that are viewed to outweigh their potential benefits; or
•	changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from product sales. In addition, if we make manufacturing or design changes to our products, we may need to conduct additional studies to bridge our modified products to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our products or allow our competitors to bring products to market before we do, which could impair our ability to successfully commercialize our product candidates.

If the results of our clinical trials are inconclusive or if there are safety concerns or adverse events associated with our product candidates, we may:

•	fail to obtain, or be delayed in obtaining, marketing approval for our product candidates;
•	obtain approval for indications or patient populations that are not as broad as intended or desired;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
•	have regulatory authorities withdraw their approval of the product candidate or impose restrictions on its distribution;
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	be sued; or
•	experience damage to our reputation.

Any of these events could prevent us from achieving or maintaining market acceptance of our products and product candidates and impair our ability to commercialize our products and product candidates.

Success in early clinical trials may not be indicative of results obtained in later trials.

There is a high failure rate for diagnostic, devices and pharmaceutical products in clinical trials. A number of companies in the diagnostics, device and pharmaceutical industries have suffered significant setbacks in later stage clinical trials even after achieving promising results in earlier stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including the novelty of the product candidate and changes in regulatory policy during the period of product candidate development.

Even if we complete the necessary preclinical studies and clinical trials, we cannot predict when or if we will obtain regulatory approval to commercialize a product candidate, or the approval may be for a more narrow indication than we expect.

We cannot commercialize a product candidate until the appropriate regulatory authorities have reviewed and cleared or approved the product candidate. Even if our product candidates demonstrate safety and efficacy in clinical trials, the regulatory agencies may not complete their review processes in a timely manner that aligns with our business plans for marketing the products, or we may not be able to obtain regulatory approval at all. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval or if the FDA determines that a product candidate is not substantially equivalent to a predicate product. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory agency policy during the period of product development, clinical trials, and the review process. Regulatory agencies also may approve a treatment for fewer or more limited indications than requested or may grant approval subject to the performance of post-marketing studies. In addition, regulatory agencies may not approve the labeling claims that are necessary or desirable for the successful commercialization of our product.

If we or our component manufacturers fail to comply with quality assurance and current good manufacturing practice standards, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.

We and some of our component manufacturers may be required to comply with regulatory requirements known as the FDA’s QSR, or similar standards set by authorities outside the United States and industrial standard bodies such as the International Organization for Standardization, or ISO, which covers the procedures and documentation of the design, testing, production, control, quality assurance, inspection, complaint handling, recordkeeping, management review, labeling, packaging, sterilization, storage and shipping of our device products. In the future, we may also be subject to the FDA’s cGMPs or their international or industry counterparts, applicable to the manufacture of drugs and finished drug products. Although we believe that the manufacturing facilities of our critical component suppliers are in compliance with the QSR, ISO and similar requirements, and with applicable cGMPs as needed, we cannot provide assurance that any future inspection by governmental authorities or industry investigators will not result in adverse findings. If our manufacturing facilities or those of any of our suppliers are found to be in violation of applicable laws and regulations, or we or our suppliers have significant noncompliance issues or fail to timely and adequately respond to any adverse inspectional observations or product safety issues, or if any corrective action plan that we or our suppliers propose in response to observed deficiencies is not sufficient, the FDA and other foreign regulatory agencies could take enforcement action, If we fail to comply with applicable regulatory requirements following clearance or approval of any of our products and product candidates, one or more regulatory authorities could issue the following sanctions:

•	untitled letters or warning letters;
•	fines, injunctions, consent decrees and civil penalties;
•	customer notifications or repair, replacement, refunds, recall, termination of distribution detention or seizure of our products;
•	operating restrictions or partial suspension or total shutdown of production;

•	refusing or delaying our requests for clearance or approval of new products new intended uses or modifications to existing products;
•	withdrawals or suspensions of current 510(k) clearances or premarket approvals or foreign regulatory approvals, resulting in prohibitions on sales of our products;
•	refusal to issue certificates to foreign governments needed to export products for sale in other countries; or
•	criminal prosecution.

Any of these sanctions could adversely affect our business, financial condition and operating results. Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity and potentially lead to private litigation. The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and product candidates and generate revenues.

The insurance reimbursement (coding, coverage and payment) status of newly approved products is uncertain. Failure to obtain or maintain adequate reimbursement for any of our products that are approved, or changes in current reimbursement, could limit our ability to market those products and materially impact our net sales and future growth.

The availability of reimbursement by governmental and private payors is essential for many patients to be able to afford treatments. Sales of our products will depend substantially, both in Europe and in the United States, on the extent to which the costs of our products will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers, third-party payors, providers and patients. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our products. Even if we obtain coverage for our products, third-party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our product candidates. Product coding systems are also very complex and dynamic. As such, we cannot predict whether assigned codes will appropriately position our products in the marketplace.

Furthermore, publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our partners may elect not to commercialize our products in such countries, and our business and financial condition could be adversely affected.

Third-party payors throughout the world, whether governmental or commercial, are developing increasingly sophisticated methods of controlling healthcare costs. In addition, in the United States and certain other countries, no uniform policy of reimbursement for medical products and services exists among third-party payors. Therefore, reimbursement for medical products and services can differ significantly from payor to payor. In addition, payors continually review new technologies for possible coverage and can, without notice, deny coverage and reduce payment for these new products and services. As a result, the coverage and payment determination processes are often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that adequate reimbursement will be obtained, or maintained if obtained. Third-party payors are also adopting alternative payment programs (such as bundled payment programs), which could disincentivize the adoption of our products. Legislative and regulatory changes are continuing to reshape the U.S. coverage and reimbursement environment and we cannot predict what these and other potential changes will have on our products. For any particular third-party payor, we cannot predict whether coverage will be sufficient or if there will be coverage at all. While we anticipate gaining reimbursement from third-party payors, we cannot guarantee that we will be successful or that reimbursement will be at levels that support continued penetration and usage by our customers.

Furthermore, we believe that future reimbursement will likely be subject to increased restrictions both in the United States and in international markets. Coverage and payment decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost diagnostics or treatment alternatives are already available or subsequently become available. Adequate reimbursement from governmental and commercial payors are critical to new product acceptance. Third-party reimbursement for our products or any of our product candidates for which we may receive regulatory approval may not be available or adequate in either the United States or international markets.

We must continually monitor the performance of our products once approved and marketed for signs that their use may elicit serious and unexpected adverse effects. Any recall of our products, either voluntarily or at the direction of the FDA or another governmental authority, or the discovery of serious safety issues with our products that leads to corrective actions, could have a significant adverse impact on us.

Our ability to achieve our strategic objectives will depend, among other things, on the long-term clinical performance of our products, which may be subject to post-marketing studies and clinical trials. Any regulatory approvals that we receive for our product candidates are subject to limitations on the approved indicated uses for which the product may be marketed or the conditions of approval or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product. The FDA can require drug companies to implement post-marketing requirements either at the time of approval or after approval if the agency learns of new safety information that could indicate the drug has a serious potential risk associated with its use. If the FDA requires a drug company to conduct post-marketing studies and clinical trials, for example to identify an unexpected serious risk when available data indicates the potential for serious risk, then the drug company must provide a timetable for completion of the studies, including study milestones, and status reports to FDA. Failure to conduct required post-marketing studies in a timely manner could result in FDA enforcement actions, civil monetary penalties, or the revocation of the clearance or approval for the product that is subject to such a requirement and could also result in the recall or withdrawal of the product, which would prevent us from generating sales from that product in the United States or another market in which such requirement was imposed.

If our products are associated with serious adverse, undesirable or unacceptable side effects, uses of the products may be limited to certain uses or sub-populations in which the side effects are less prevalent, less severe or more acceptable from a risk-benefit perspective. Side effects of our products could adversely affect physician or patient acceptance of our products. If our products receive FDA approval or clearance and undesirable side effects caused by such products are later identified by us or others, potentially significant negative consequences could result, including:

•	withdrawal of approval or restriction of marketing authorization for a product by regulatory authorities;
•	the addition of warnings on the product label;
•	the creation of a medication guide for distribution to patients that outlines the risks of side effects;
•	product liability or other lawsuits that seek to hold us liable for harm caused to patients;
•	damage to our reputation; and
•	a negative impact on physician or patient acceptance of our products.

Under the FDA’s regulations, drug applicants are required to create and maintain records and make reports related to clinical experience or other data needed to determine whether there could be grounds to suspend or withdraw FDA approval of a new drug application. Drug applicants are also required to submit adverse drug experience information to the FDA within the timeframes listed in FDA regulations. Each adverse drug experience that is serious and unexpected, whether foreign or domestic, must be reported within 15 calendar days of when the applicant initially receives the information. Drug companies are required to promptly investigate all adverse drug experiences and submit follow up reports within 15 days of when the company receives new information or when the FDA requests additional information. Applicants must also file periodic reports of certain adverse drug experiences quarterly for three years from the date our drug application is approved and annually thereafter. The FDA requires applicants to maintain records of adverse drug experiences for 10 years, and if an applicant fails to establish and maintain records of make the required reports, FDA may withdraw approval of the application and marketing of the drug will be prohibited.

All medical devices, such as our IOPtiMate, can experience performance problems that require review and possible corrective action by us or a component supplier. We cannot provide assurance that component failures, manufacturing errors, noncompliance with quality system requirements or current good manufacturing practices, design defects and/or labeling inadequacies in any device or drug products that could result in an unsafe condition or injury to the patient will not occur. The FDA and similar foreign governmental authorities have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. Manufacturers may also, under their own initiative, stop shipment or recall a product if any material deficiency is found or withdraw a product to improve device performance or for other reasons. A government-mandated or voluntary recall by us or one of our distributors could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, noncompliance with good manufacturing practices or quality system requirements, design or labeling defects or other deficiencies and issues. Similar regulatory agencies in other countries have similar authority to recall products because of material deficiencies or defects in design or manufacture that could endanger health. Any recall would divert management attention and financial resources, could cause the price of our securities to decline and may expose us to product liability or other claims, thus harming our reputation with customers. A recall involving our products could be particularly harmful to our business, financial and operating results.

The FDA and other regulatory authorities require the submission of written reports to FDA or any correction or removal of a device initiated by a manufacturer or importer within 10 working days after initiating a correction or removal. Notice to FDA of a correction or removal is required when undertaken to reduce a risk to health posed by a device, including when there is a reasonable probability that the product will cause serious adverse health consequences or death, or when use of, or exposure to, the device may cause temporary or medically reversible adverse health consequences or an outcome where the probability of serious adverse health consequences is remote. In addition, companies are required to maintain certain records of corrections and removal, even if they are not reportable to the FDA or similar foreign governmental authorities. We may initiate voluntary recalls involving our products in the future that we determine do not require notification of the FDA or foreign governmental authorities. If the FDA or foreign governmental authorities disagree with our determinations, they could require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA or a foreign governmental authority could take enforcement action for failing to report the recalls when they were conducted.

In addition, under the FDA’s medical device reporting regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. Repeated product malfunctions may result in a voluntary or involuntary product recall. We are subject to similar obligations in the EEA and other countries in which we market our products.

Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA or applicable foreign regulatory authority may require, or we may decide, that we will need to obtain new approvals or clearances for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, we may face additional regulatory enforcement actions, including FDA warning letters, product seizure, injunctions, administrative penalties, civil penalties or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future.

Any adverse event involving our products, whether in the United States or abroad, could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection, mandatory recall, orders of repair, replacement or refund or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business and may harm our reputation and financial results.

Even if we obtain regulatory approval for a product candidate, our product candidates will remain subject to regulatory scrutiny.

Even if we obtain regulatory approval in a jurisdiction, the regulatory authority may still impose significant restrictions on the indicated uses or marketing of our products and product candidates, or impose ongoing requirements for potentially costly post-approval studies or post-market surveillance. Advertising and promotional materials must comply with FDA, Federal Trade Commission, or FTC, and European and Chinese regulatory requirements and are subject to review by the FDA, FTC and/or other governmental authorities, in addition to other potentially applicable federal and state laws.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity and potentially lead to private litigation. The occurrence of any event or penalty described above may inhibit our ability to commercialize our products and product candidates and generate revenues.

We are subject to extensive healthcare laws, regulation and enforcement, and our failure to comply with those laws could have a material adverse effect on our results of operations and financial condition.

When we obtain clearance or approval for any of our products and product candidates, the regulatory requirements applicable to our operations, in particular our sales and marketing efforts, increase significantly with respect to our operations, and the potential for civil and criminal enforcement by the federal government, state governments and foreign governments will increase with respect to the conduct of our business. The laws that may affect our operations in the United States include:

•	the federal Anti-Kickback Statute, which prohibits persons from, among other things, knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare and Medicaid programs;
•	the federal False Claims Act, or FCA, and civil and criminal false claims laws and civil monetary penalty laws, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third party payors that are false or fraudulent;
•	the federal Stark law, which prohibits a physician from referring Medicare patients for designated health services to an entity with which the physician or an immediate family member has a financial relationship, unless an exception applies, and prohibits the designated health services entity from submitting claims to Medicare for those services resulting from a prohibited referral;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology and Clinical Health Act, or HITECH, and the regulations implementing the two acts, which impose certain requirements relating to privacy, security and breaches of protected health information;
•	the federal physician sunshine requirements under The Patient Protection and Affordable Care Act, or ACA, as amended by the Health Care Education and Reconciliation Act of 2010, which requires applicable manufacturers of covered drugs, devices, biologicals or medical supplies to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to certain payments and other transfers of value to physicians, other healthcare providers and teaching hospitals, and ownership and investment interests held by physicians and other healthcare providers and their immediate family members; and

•	foreign and state law equivalents of each of the above federal laws, such as the U.S. Foreign Corrupt Practices Act, or FCPA, anti-kickback and false claims laws that may apply to items or services reimbursed by any third party payor, including commercial insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws that require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways, thus complicating compliance efforts.

Further, the ACA, among other things, amended the intent requirements of the federal Anti-Kickback Statute and certain criminal statutes governing healthcare fraud. A person or entity can now be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. In addition, ACA provided that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act, or the FCA. Moreover, while we do not submit claims and our customers make the ultimate decision on how to submit claims, from time to time, we may provide reimbursement guidance to our customers. If a government authority were to conclude that we provided improper advice to our customers or encouraged the submission of false claims for reimbursement, we could face action against us by government authorities. Any violations of these laws, or any action against us for violation of these laws, even if successfully defended, could result in material adverse effects on our reputation, business, results of operations and financial condition.

We have entered into consulting and scientific advisory board arrangements with physicians and other healthcare providers, including some who influence the ordering of and use of our products in procedures they perform. While we have worked to structure our arrangements to comply with applicable laws, because of the complex and far-reaching nature of these laws, regulatory agencies may view these transactions as prohibited arrangements that must be restructured, or discontinued, or for which we could be subject to other significant penalties. We could be adversely affected if regulatory agencies interpret our financial relationships with providers who influence the ordering of and use our products to be in violation of applicable laws.

The scope of these laws and our lack of experience in establishing the compliance programs necessary to comply with this complex and evolving regulatory environment increase the risks that we may violate the applicable laws and regulations. If our operations are found to be in violation of any of such laws or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, the curtailment or restructuring of our operations, the exclusion from participation in federal and state healthcare programs and imprisonment, any of which could materially adversely affect our ability to operate our business and our financial results.

The laws and regulations imposed on us may also apply to any third party manufacturers and distributors and their ability to comply and conform to such laws and regulations entails a risk which we may be subject to in relying on such third parties.

The impact of healthcare reform and other changes in the healthcare industry and in healthcare spending is currently unknown, and may adversely affect our business model.

The commercial potential for our cleared or approved products and our product candidates, if any, could be affected by changes in healthcare spending and policy in Europe, the United States and other countries. In the United States and in certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the regulatory and healthcare systems in ways that could impact our ability to sell our products profitably, if at all. In the United States in recent years, new legislation has been proposed and adopted at the federal and state levels that is effecting major changes in the healthcare system.

In addition, new regulations and interpretations of existing healthcare statutes and regulations are frequently adopted. We expect that additional healthcare reform measures will be adopted in the future in the United States, Europe and Asia, any of which could limit the amounts that governments will pay for healthcare products and services, which could result in reduced demand for our products or product candidates or additional pricing pressures. We operate in a highly regulated industry and new laws, regulations or judicial decisions or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products and services, could negatively impact our business, operations and financial condition.

Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.

We expect our first commercialized product, the IOPtiMate, as well as our future commercialized products, to be marketed on a worldwide basis (subject to receipt of applicable regulatory approvals or clearances), either alone or in collaboration with third parties. In some foreign countries, particularly those that are members of the European Union, the pricing of medical and diagnostic devices and of pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to supply data that compares the cost-effectiveness of our products to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, it may not be profitable to sell our products in certain foreign countries, which could negatively affect the long-term growth of our business.

Risks Related to the Offering and Ownership of Our Securities

The market price of our securities may be highly volatile, and you may not be able to resell your ordinary shares and warrants at or above the initial public offering price.

Prior to this offering, there has not been a public market in the United States for our ordinary shares and warrants, and an active market has not developed for our ADSs, which have been quoted on the OTCQX from March 1, 2014 to February 2016. The termination of our ADS deposit agreement and discontinuance of the quotation of our ADSs on the OTCQX occurred on February 29, 2016. The initial public offering price of our ordinary shares in this offering is expected to be based, in part, on a discount to the most recent closing price of our ordinary shares on the TASE prior to pricing as well as on negotiations between us and the representative of the underwriters, which may not be indicative of prices that will prevail in the trading market. An active trading market for our ordinary shares and warrants in the United States may not develop following this offering. You may not be able to sell your ordinary shares and warrants quickly or at the market price if trading in our ordinary shares and warrants is not active.

The market price of our ordinary shares and warrants is likely to be volatile. Our ordinary shares and warrant price could be subject to wide fluctuations in response to a variety of factors, including the following:

•	adverse results or delays in preclinical studies or clinical trials;
•	reports of adverse events in our product candidates or clinical trial failures of our product candidates;
•	inability to obtain additional funding;
•	any delay in filing a regulatory submission for any of our product or product candidates and any adverse development or perceived adverse development with respect to the review of that regulatory submission by the FDA or European or Asian authorities;
•	failure to successfully develop and commercialize our products or product candidates;
•	failure to enter into strategic collaborations;
•	failure by us or strategic collaboration partners to prosecute, maintain or enforce our intellectual property rights;
•	changes in laws or regulations applicable to future products;
•	inability to scale up our manufacturing capabilities through third-party manufacturers, inability to obtain adequate product supply for our products or the inability to do so at acceptable prices;

•	adverse regulatory decisions, including by the Israeli Office of the Chief Scientist, or OCS, under the Israeli Encouragement of Industrial Research and Development Law, or the Research Law;
•	introduction of new products or technologies by our competitors;
•	failure to meet or exceed financial projections we may provide to the public;
•	failure to meet or exceed the financial expectations of the investment community;
•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by our competitors;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our platform technologies, technologies, products or product candidates;
•	additions or departures of key scientific or management personnel;
•	significant lawsuits, including patent or shareholder litigation;
•	changes in the market valuations of similar companies;
•	sales of our securities by us or our shareholders in the future; and
•	trading volumes of our securities.

In addition, companies trading in the stock market have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ordinary shares and warrants, regardless of our actual operating performance.

As a new investor, you will experience immediate dilution in the book value of any securities you purchase.

Because the initial public offering price per ordinary share being offered is substantially higher than our net tangible book value per ordinary share, you will suffer immediate and substantial dilution in the net tangible book value of any securities you purchase in this offering. Consequently, if you purchase ordinary shares and warrants in this offering at an assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, you will incur immediate dilution of $2.90 per ordinary share. In addition, you may experience further dilution to the extent that additional ordinary shares are issued upon exercise of outstanding share options and warrants and the underwriter’s warrant. If the underwriters exercise their over-allotment option, you may experience additional dilution. For further information regarding the dilution resulting from this offering, please see the section entitled “Dilution” in this prospectus.

Our securities will be traded on more than one market or exchange and this may result in price variations.

Our ordinary shares have been trading on the TASE since 2005, and our ADSs were quoted on the OTCQX from March 2014 to February 2016. The termination of our ADS deposit agreement and discontinuance of the quotation of our ADSs on the OTCQX occurred on February 29, 2016. If our application is approved, we expect that our ordinary shares and warrants will be traded on the NASDAQ Capital Market following the completion of this offering. Trading in our ordinary shares on these markets will take place in different currencies (U.S. dollars on the NASDAQ Capital Market and NIS on the TASE), and at different times (resulting from different time zones, trading days, and public holidays in the United States and Israel). The trading prices of our shares on these two markets may differ due to these and other factors. Any decrease in the price of our ordinary shares on the TASE could cause a decrease in the trading price of our ordinary shares and warrants on the NASDAQ Capital Market.

The warrants are speculative in nature and with no established trading market.

The warrants offered by us in this offering do not confer any rights of ownership of ordinary shares on its holders, such as voting rights or the right to receive dividends, but only represent the right to acquire ordinary shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of the warrants may exercise their right to acquire ordinary shares and pay an assumed exercise price per share of $7.00, equal to 125% of the per share public offering price, subject to adjustment upon certain events, prior to five years from the date of issuance, after which date any unexercised warrants will expire and have no further value.

Moreover, there is no established trading market through which the warrants may be sold and purchasers may not be able to resell the warrants purchased under this prospectus. Even if the warrants are listed on the NASDAQ Capital Market, there can be no assurance that there will be an active market for our warrants either now or in the future and there can be no assurance that the market value of the warrants will equal or exceed their public offering price. There can be no assurance that the market price of the ordinary shares will ever equal or exceed the exercise price of the warrants, and consequently, whether it will ever be profitable for holders of the warrants to exercise the warrants. The lack of established trading market may also affect the pricing of the warrants in the secondary market, the transparency and availability of trading prices and, consequently, the liquidity of such warrants.

Our principal shareholders, including our Chairman of the Board, own a significant percentage of our ordinary shares and will be able to exert significant control over matters subject to shareholder approval.

As of March 8, 2016, our five percent or more shareholders, including our Chairman of the Board, and their affiliates beneficially owned approximately 81% of our outstanding shares and, upon closing of this offering, that same group will beneficially own approximately 45% of our outstanding voting shares, assuming they do not purchase shares and warrants in the offering. These shareholders will have the ability to control us through their ownership positions. These shareholders may be able to determine all matters requiring shareholder approval. For example, these shareholders, if they were to act together, may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ordinary shares and warrants that you may believe are in your best interest as one of our shareholders.

We will incur additional significant costs as a result of the listing of the ordinary shares and warrants for trading on the NASDAQ Capital Market and thereby becoming a public company subject to SEC reporting requirements in the United States, and our management will be required to devote substantial additional time to new compliance initiatives as well as to compliance with ongoing United States and Israeli reporting requirements.

In addition to the costs associated with being an Israeli public company, upon the successful completion of this offering and the listing of our ordinary shares and warrants on the NASDAQ Capital Market, we will become a public reporting company in the United States. As a U.S. public reporting company, we will incur additional significant accounting, legal, and other expenses that we did not incur before the offering. We also anticipate that we will incur costs associated with corporate governance requirements of the SEC and the NASDAQ Capital Market. We expect these rules and regulations to increase our legal and financial compliance costs, stock exchange listing fees and shareholder reporting, and to make some activities more time consuming and costly. Our management and other personnel will need to devote substantial time to these compliance requirements; in addition, the implementation of such compliance processes and systems may require us to hire outside consultants and incur other significant costs. Any future changes in the laws and regulations affecting public companies in the United States and the rules and regulations adopted by the SEC and the NASDAQ Capital Market, for so long as they apply to us, will result in increased costs to us as we respond to such changes. These laws, rules, and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees, if any, or as executive officers.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and foreign private issuers will make our securities less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, extended transition periods for adopting new or revised accounting standards. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares held by non-affiliates exceeds $700.0 million as of any June 30 before that time or if we have total annual gross revenue of $1.0 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31 and if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, we would cease to be an emerging growth company immediately.

We cannot predict if investors will find our securities less attractive because we may rely on these reduced requirements. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

Sales of a substantial number of our ordinary shares in the public market could cause our share price to fall.

If our existing shareholders sell, indicate an intention to sell or the market perceives that they intend to sell, substantial amounts of our securities, either on the TASE or on the NASDAQ Capital Market after this offering, the market price of our shares could decline significantly. As of            , 2016, upon the closing of this offering, we will have outstanding a total of 4,749,545 ordinary shares, assuming no exercise of the underwriters’ option to purchase additional shares and warrants and further assuming no exercise of our outstanding share options and warrants. As of the date of this prospectus, the ordinary shares and warrants being sold in this offering, plus any ordinary shares and warrants sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, on the NASDAQ Capital Market immediately following this offering, except for any securities sold to our affiliates.

As of March 8, 2016, an aggregate of 906,043 ordinary shares that are either subject to outstanding share options or subject to outstanding warrants are eligible for sale in the U.S. public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the market price of our securities could decline.

Furthermore 1,434,386 ordinary shares outstanding after this offering will be available for sale, upon the expiration of the 180 day lock-up period beginning from the signing of the underwriting agreement relating to this offering, subject to any other restrictions as applicable under Israeli Law. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the underwriter of this offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our securities could decline.

Future sales and issuances of our securities or rights to purchase securities, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause the prices of our securities to fall.

Additional capital will be needed in the future to continue our planned operations. To the extent we raise additional capital by issuing equity securities, our shareholders may experience substantial dilution. We may sell ordinary shares, convertible securities or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ordinary shares, ordinary shares, convertible securities or other equity securities in one or more transactions, existing investors may be materially diluted by subsequent sales, and new investors could gain rights superior to our existing shareholders.

Pursuant to our 2005 Plan, our management is authorized to grant share options and other equity-based awards to our employees, directors and consultants. As of March 8, 2016, our employees and officers held share options to purchase an aggregate of 70,961 ordinary shares. If our board of directors elects to increase the number of shares available for future grant by the maximum amount each year, our shareholders may experience additional dilution, which could cause our share price to fall.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business. Pending their use and following this offering, we may invest in low-risk, high-quality, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government or other governments, or hold such proceeds as cash. These investments may not yield a favorable return to our shareholders.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the closing of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends on our securities, and any returns will be limited to any appreciation in the value of our shares.

We have never declared or paid any cash dividends on our share capital. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the appreciation of their shares. In addition, Israeli law limits our ability to declare and pay dividends and may subject our dividends to Israeli withholding taxes. As a result, investors in the ordinary shares will not be able to benefit from owning these securities unless their market price becomes greater than the price paid by such investors and they are able to sell such securities. We cannot assure you that you will ever be able to resell our securities at a price in excess of the price paid.

Anti-takeover provisions in our organizational documents could prevent or delay a change in control of our company that shareholders may consider beneficial and may adversely affect the price of our securities.

Our articles of association provide that at each annual general meeting, the tenure of one third of the directors at that time (other than external directors), or such number that is closest to one third thereof, shall expire, provided that such number shall not fall below two directors. Such provision may make it more difficult for shareholders to elect directors and take other corporate actions. The existence of this provision could limit the price that investors might be willing to pay in the future for shares of our securities though the provision may be amended by a simple majority.

On August 2, 2015, we effected a 1-for-10 reverse share split of our outstanding ordinary shares. Further on February 28, 2016, we effected a 1-for-25 reverse share split of our ordinary shares.

On February 28, 2016, we effected a 1-for-25 reverse share split of our ordinary shares, in part to increase the market price of our ordinary shares to exceed the minimum bid price requirement of the NASDAQ Capital Market. However, the effect of a reverse share split upon the market price of our ordinary shares cannot be predicted with certainty, and the results of reverse share splits by companies in similar circumstances have been varied. There can be no assurance that the market price of our ordinary shares following the reverse share split will remain at the level required for listing. Even if we sustain a market price of our ordinary shares sufficient to obtain an initial listing on the NASDAQ Capital Market, we cannot assure you that we will be able to continue to comply with the minimum bid price and the other standards that we are required to meet in order to maintain a listing of our ordinary shares on the NASDAQ Capital Market. Our failure to continue to meet these requirements may result in our ordinary shares being delisted from the NASDAQ Capital Market.

Risks Related to Our Incorporation and Operations in Israel

We are a “foreign private issuer” and intend to follow certain home country corporate governance practices, and our shareholders may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we will be subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue proxy statements that comply with the requirements applicable to U.S. domestic reporting companies. We will also have four months after the end of each fiscal year to file our annual reports with the SEC and will not be required to file current reports as frequently or promptly as U.S. domestic reporting companies. Furthermore, our officers, directors, and principal shareholders will not be subject to the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. These exemptions and leniencies, along with other corporate governance exemptions resulting from our ability to rely on home country rules, will reduce the frequency and scope of information and protections to which you may otherwise have been eligible in relation to a U.S. domestic reporting companies. See “Management — Corporate Governance Practices” for more information.

We will be permitted, and intend, to follow certain home country corporate governance practices instead of those otherwise required under the NASDAQ Stock Market for domestic U.S. issuers. For instance, we intend to follow home country practice in Israel with regard to the quorum requirement for shareholder meetings. As permitted under the Israeli Companies Law, 5759-1999, or the Companies Law, our articles of association provide that the quorum for any meeting of shareholders requires the presence of at least two shareholders present in person, by proxy or by a voting instrument, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, in any number of shareholders present (in person, by proxy or by a voting instrument). In addition, we may follow our home country law instead of the listing rules of the NASDAQ Stock Market that require that we obtain shareholder approval for certain dilutive events, such as the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or greater interest in the company, and certain acquisitions of the stock or assets of another company. Except as stated above, we intend to comply with the NASDAQ listing rules generally applicable to U.S. domestic companies listed on NASDAQ, subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future choose or be required to elect to follow home country practices in Israel (and consequently avoid the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market) with regard to other matters. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection to you than what is accorded to investors under the NASDAQ Stock Market rules applicable to domestic U.S. issuers. See “Management — Corporate Governance Practices” for more information.

We would lose our foreign private issuer status if a majority of our directors or executive officers are U.S. citizens or residents, and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. Although we have elected to comply with certain U.S. regulatory provisions, our loss of foreign private issuer status would make such provisions mandatory. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic reporting company may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic reporting company forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We cannot predict if investors will find our securities less attractive because we may rely on these reduced requirements. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our share price may be more volatile.

Potential political, economic and military instability in the State of Israel, where our senior management is located, may adversely impact our results of operations.

We are incorporated under Israeli law and our corporate headquarters are located in the State of Israel. In addition, our employees, officers, and all but one of our directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its neighboring Arab countries, the Hamas militant group, and the Hezbollah. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely impact our operations. Since October 2000, there have been increasing occurrences of terrorist violence, although Israel has entered into various agreements with Egypt, Jordan, and the Palestinian Authority. In 2006, a conflict between Israel and the Hezbollah in Lebanon resulted in thousands of rockets being fired from Lebanon into Israel. In 2008, Israel engaged in an armed conflict with Hamas in the Gaza Strip, which involved missile strikes against Israel and negatively affected business conditions in Israel. In 2012, Israel experienced a similar armed conflict, resulting in hundreds of rockets being fired from the Gaza Strip. Most recently, in 2014, Israel yet again experienced rocket strikes against civilian targets in various parts of Israel, as part of an armed conflict commenced between Israel and Hamas. Ongoing and revived hostilities or other Israeli political or economic factors, for example, an interruption of operations at the Tel Aviv airport could prevent or delay shipments of our components or products. Although we may maintain inventory outside of Israel, an extended interruption could materially and adversely affect our business, financial condition and results of operations.

Since the end of 2010, numerous acts of protest and civil unrest have taken place in several countries in the Middle East and North Africa, many of which involved significant violence. In Syria, a country bordering Israel, a civil war is taking place. In addition, Iran has threatened to attack Israel and is widely believed to be developing nuclear weapons. Iran is also believed to have a strong influence among extremist groups in the region, such as Hamas in Gaza and Hezbollah in Lebanon and in Syria. Additionally, the Islamic State of Iraq and Levant (ISIL) has been growing in influence with a purpose to take control of the Middle East. The ultimate effect of these developments on the political and security situation in the Middle East and on Israel’s position within the region is not clear at this time. Such instability may lead to deterioration in the political and trade relationships that exist between the State of Israel and certain other countries.

Several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel or political instability in the region continues or increases. Similarly, Israeli companies are limited in conducting business with entities from several countries. For instance, in 2008, the Israeli legislature passed a law forbidding any investments in entities that transact business with Iran. In addition, the political and security situation in Israel may result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

Our insurance policies do not cover us for the damages incurred in connection with these conflicts or for any resulting disruption in our operations. The Israeli government, as a matter of law, provides coverage for the reinstatement value of direct damages that are caused by terrorist attacks or acts of war; however, the government may cease providing such coverage or the coverage might not be enough to cover potential damages. In the event that hostilities disrupt the ongoing operation of our facilities, our operations may be adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of March 8, 2016, we had 15 employees, all of whom were based in Israel. Some of our employees may be called upon to perform up to 36 days (and in some cases more) of annual military reserve duty until they reach the age of 40 (and in some cases, up to 45 or older) and, in emergency circumstances, could be called to immediate and unlimited active duty. In the event of severe unrest or other conflict, individuals could be required to serve in the military for extended periods of time. Since September 2000, in response to increased tension and hostilities, there have been occasional call-ups of military reservists, including in connection with the 2006 conflict in Lebanon, and the December 2008, November 2012 and July 2014 conflicts with Hamas, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our Israeli suppliers and contractors related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations.

We have received and may continue to receive Israeli governmental grants to assist in the funding of our research and development activities. The Israeli government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

Our research and development efforts have been financed, in part, through the grants that we have received from the OCS. We, therefore, must comply with the requirements of the Research Law.

Through March 8, 2016, we had received through our subsidiaries IOPtima Ltd. or IOPtima, DiagnosTear Ltd., or DiagnosTear and Micromedic, an aggregate principal amount of approximately NIS 13.0 million (approximately $3.3 million) in the form of grants from the OCS. The requirements and restrictions for such grants are found in the Research Law. Under the Research Law, royalties of 3% to 5% on the revenues derived from sales of products or services developed in whole or in part using these OCS grants are payable to the Israeli government. As of today, the OCS grants obtained by us include royalties of 3% to 3.5%. We developed our products and product candidates, at least in part, with funds from these grants, and accordingly we would be obligated to pay these royalties on sales of any of our products and product candidates that achieve regulatory approval. The maximum aggregate royalties paid generally cannot exceed 100% of the grants made to us, plus annual interest equal to the 12-month LIBOR applicable to dollar deposits, as published on the first business day of each calendar year.

Under the Research Law, we are prohibited from manufacturing products developed using these grants outside of the State of Israel without special approvals. We may not receive the required approvals for any proposed transfer of manufacturing activities. Even if we do receive approval to manufacture products developed with government grants outside of Israel, the royalty rate may be increased, and we may be required to pay up to 300% of the grant amounts plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in our own manufacturing operations for our products or technologies.

Additionally, under the Research Law, we are prohibited from transferring, including by way of license, the OCS-financed technologies and related intellectual property rights and know-how outside of the State of Israel, except under limited circumstances and only with the approval of the OCS Research Committee. We may not receive the required approvals for any proposed transfer, and even if received, we may be required to pay the OCS a portion of the consideration that we receive upon any sale of such technology to a non-Israeli entity of up to 600% of the grant amounts plus interest. The scope of the support received, the royalties that we have already paid to the OCS, the amount of time that has elapsed between the date on which the know-how or the related intellectual property rights were transferred and the date on which the OCS grants were received, the sale price, and the form of transaction will be taken into account in order to calculate the amount of the payment to the OCS. Approval of the transfer of technology to residents of the State of Israel is required, and may be granted in specific circumstances only if the recipient abides by the provisions of applicable laws, including the restrictions on the transfer of know-how and the obligation to pay royalties. No assurance can be given that approval to any such transfer, if requested, will be granted.

These restrictions may impair our ability to sell our technology assets or to perform or outsource manufacturing outside of Israel, engage in change of control transactions, or otherwise transfer our know-how outside of Israel. It may also require us to obtain the approval of the OCS for certain actions and transactions and pay additional royalties and other amounts to the OCS. In addition, any change of control and any change of ownership of our ordinary shares that would make a non-Israeli citizen or resident an “interested party” holding 5% or more of our ordinary shares, as defined in the Research Law, requires prior written approval from the OCS, and our failure to comply with this requirement could result in criminal liability. These restrictions will continue to apply even after we have repaid the full amount of royalties on the grants.

If we fail to satisfy the conditions of the Research Law, we may be required to refund certain grants previously received and/or to pay interest and penalties, and we may become subject to criminal charges.

Additionally, on July 29, 2015, the Israeli parliament amended the Research Law to establish the National Authority for Technological Innovations, or the Authority, which will replace the OCS. The Authority is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. The Authority was formed as of January 1, 2016, and new grant tracks and guidelines will be published from time to time. Until the Authority launches into full operations, which may take a few months, the existing OCS regulations will continue to apply. We cannot assess at this time how the amended Research Law will affect our obligations to the OCS and any future grants received, if at all, from the Authority.

The tax benefits that are available to us if and when we generate taxable income require us to meet various conditions and may be denied, limited or reduced in the future, which could increase our costs and taxes.

If and when we generate taxable income, we may be eligible for certain tax benefits available to qualifying “Preferred Enterprises” under the Israeli Law for the Encouragement of Capital Investments, 5719-1959, as amended, or the Investment Law. The benefits that may be available to us under the Investment Law are subject to the fulfillment of conditions stipulated in the Investment Law. Further, in the future these tax benefits may be reduced or discontinued. If these tax benefits are reduced, cancelled, or discontinued, our Israeli taxable income would be subject to regular Israeli corporate tax rates. The standard corporate tax rate for Israeli companies was 26.5% through 2015, and, commencing January 1, 2016, was reduced to 25%. Additionally, if we increase our activities outside of Israel through acquisitions, for example, our expanded activities might not be eligible for inclusion in future Israeli tax benefit programs. See “Taxation — Law for the Encouragement of Capital Investments, 5719-1959.”

It may be difficult to enforce a U.S. judgment against us, our officers and directors, and the Israeli experts named in this prospectus in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors and these experts.

We were incorporated in Israel, and our corporate headquarters are located in Israel. All of our executive officers and all but one of our directors, and the Israeli experts named in this prospectus, are located in Israel. All of our assets are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws against us or our officers and directors on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above. See “Enforceability of Civil Liabilities.”

Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations.

Since we are incorporated under Israeli law, the rights and responsibilities of our shareholders are governed by our articles of association and Israeli law. These rights and responsibilities differ in some material respects from the rights and responsibilities of shareholders of U.S. corporations. In particular, a shareholder of an Israeli company has a duty to act in good faith and in a customary manner in exercising its rights and performing its obligations towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters, such as an amendment to the company’s articles of association, an increase of the company’s authorized share capital, a merger of the company, and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, a controlling shareholder or a shareholder who knows that it possesses the power to determine the outcome of a shareholder vote or to appoint or prevent the appointment of an officer of the company has a duty to act in fairness towards the company with regard to such vote or appointment. However, Israeli law does not define the substance of this duty of fairness. There is limited case law available to assist us in understanding the nature of this duty or the implications of these provisions. These provisions may be interpreted to impose additional obligations and liabilities on our shareholders that are not typically imposed on shareholders of U.S. corporations. See “Management — Approval of Related Party Transactions under Israeli Law — Shareholders’ Duties.”

Provisions of Israeli law and our amended and restated articles of association could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our shareholders.

Israeli law regulates mergers, requires tender offers for acquisitions of shares above specified thresholds, requires special approvals for transactions involving directors, officers or significant shareholders and regulates other matters that may be relevant to such types of transactions. For example, a tender offer for all of a company’s issued and outstanding shares can only be completed if the acquirer receives positive responses from the holders of at least 95% of the issued share capital. Completion of the tender offer also requires approval of a majority of the offerees that do not have a personal interest in the tender offer, unless at least 98% of the company’s outstanding shares are tendered. Furthermore, the shareholders, including those who indicated their acceptance of the tender offer (unless the acquirer stipulated in its tender offer that a shareholder that accepts the offer may not seek appraisal rights), may, at any time within six months following the completion of the tender offer, petition an Israeli court to alter the consideration for the acquisition. See “Description of Our Securities — Acquisitions under Israeli Law” for additional information.

Further, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders whose country of residence is not a signatory to a valid tax treaty with Israel granting tax relief to such shareholders from pending double taxation emanating from Israel. For example, Israeli tax law does not recognize tax-free share exchanges to the same extent as U.S. tax law. With respect to mergers, Israeli tax law allows for tax deferral in certain circumstances but makes the deferral contingent on the fulfillment of a number of conditions, including, in some cases, a holding period of two years from the date of the transaction during which sales and dispositions of shares of the participating companies may be subject to certain restrictions and additional terms. Moreover, with respect to certain share swap transactions, the tax deferral is limited in time, and when such time expires, the tax becomes payable even if no disposition of the shares has occurred.

We have received through our subsidiaries IOPtima, DiagnosTear and Micromedic, Israeli government grants for certain research and development expenditures. The terms of these grants and loans may require us to satisfy specified conditions in order to manufacture products and transfer technologies outside of Israel. In addition, under the Research Law, to which we are subject due to our receipt of grants from the OCS, a recipient of OCS grants such as us must receive the approval of the applicable authority of the OCS regarding any change of control or any change in the holding of the means of our control which transforms any non-Israeli citizen or resident into an “interested party,” as defined in the Research Law, in us, and in the latter event, the non-Israeli citizen or resident shall execute an undertaking in favor of the OCS, in a form provided under the OCS guidelines.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, and our U.S. shareholders may suffer adverse tax consequences as a result.

Generally, if, for any taxable year, either, at least 75% of our gross income is passive income (including our pro-rata share of the gross income of our 25% or more-owned corporate subsidiaries), or at least 50% of the average value of our assets (including our pro-rata share of the assets of our 25% or more-owned corporate subsidiaries) is attributable to assets that produce passive income or are held for the production of passive income, we would be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Passive income generally includes dividends, interest, and gains from disposition of passive assets and rents and royalties.

If we are characterized as a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. holder (as defined below) of our securities, our U.S. shareholders may suffer adverse tax consequences, including increased U.S. federal income tax liability as a result of the loss of preferential tax rates and the imposition of interest charges upon a sale or other disposition of our ordinary shares or the receipt of certain excess distributions applicable to dividends received on our ordinary shares, and additional reporting requirements. See “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Consequences.”

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ending December 31, 2014. We currently expect that we will not be a PFIC in 2015. However, since PFIC status depends on the composition of our income and the composition and value of our assets (which, assuming we are not a controlled foreign corporation, or CFC, for the year being tested, may be determined in large part by reference to the market value of our ordinary shares, which may be volatile) from time to time, there can be no assurance that we will not be considered a PFIC for any taxable year. U.S. investors are urged to consult their own tax advisors regarding the possible application of the PFIC rules. For more information, see “Taxation — Material U.S. Federal Income Tax Consequences — Passive Foreign Investment Company Consequences.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “intends,” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans, and strategies; statements that contain projections of results of operations or of financial condition; statements relating to the research, development, and use of our platform technologies, technologies, products and product candidates; and all statements (other than statements of historical facts) that address activities, events, or developments that we intend, expect, project, believe, or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments, and other factors they believe to be appropriate.

Important factors that could cause actual results, developments, and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;
•	the impact of competition and new technologies;
•	general market, political, and economic conditions in the countries in which we operate;
•	projected capital expenditures and liquidity;
•	changes in our strategy;
•	government regulations and approvals;
•	litigation and regulatory proceedings; and
•	those factors referred to in “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as in this prospectus generally.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance, or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

EXCHANGE RATE INFORMATION

As of March 8, 2016, the daily representative exchange rate of NIS per U.S. dollars was 3.911. The following table sets forth information regarding the exchange rates of U.S. dollars per NIS for the periods indicated. Average rates are calculated by using the daily representative rates as reported by the Bank of Israel on the last day of each month during the periods presented.

	NIS per U.S. dollar
Year Ended December 31,	High	Low	Average	Period End
2015	4.053	3.761	3.884	3.902
2014	3.994	3.402	3.577	3.889
2013	3.791	3.471	3.609	3.471
2012	4.084	3.700	3.858	3.733
2011	3.821	3.363	3.579	3.821

The following table sets forth the high and low daily representative rates for the NIS as reported by the Bank of Israel for each of the prior six months.

	NIS per U.S. dollar
Month Ended	High	Low	Average	Period End
February 2016	3.964	3.871	3.908	3.910
January 2016	3.983	3.913	3.951	3.951
December 2015	3.905	3.855	3.881	3.902
November 2015	3.921	3.868	3.889	3.877
October 2015	3.923	3.816	3.863	3.867
September 2015	3.949	3.863	3.913	3.923

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have traded on the TASE under the symbol “BOLT” since December 2005. As of March 8, 2016, we had 2,606,688 ordinary shares outstanding, excluding, as of such date, 70,961 ordinary shares issuable upon the exercise of share options and 835,082 ordinary shares issuable upon the exercise of outstanding warrants. We have applied to list our ordinary shares and warrants on the NASDAQ Capital Market, under the symbols “BOLT” and “BOLTW”, respectively. There is no assurance that this application will be approved.

The initial public offering price of our ordinary shares in this offering is expected to be based, in part, on a discount to the most recent closing price of our ordinary shares on the TASE prior to pricing, as well as on negotiations between us and the representative of the underwriters, which may not be indicative of prices that will prevail in the trading market.

The following table shows the annual, quarterly, and monthly ranges of the high and low per share sale price for our ordinary shares as reported by the TASE in NIS and U.S. dollars. U.S. dollar amounts per ordinary share are provided using the U.S. dollar representative rate of exchange on the date to which the high or low market price is applicable, as reported by the Bank of Israel. The information below reflects a 1-for-10 reverse share split effected on August 2, 2015 and a 1-for-25 reverse share split effected on February 28, 2016.

	NIS Price Per Ordinary Share		U.S. Dollar Price Per Ordinary Share
	High	Low	High	Low
Annual:
2015	49.50	31.50	12.50	8.00
2014	60.75	33.00	17.25	9.00
2013	62.75	33.75	17.50	9.25
2012	60.50	31.00	15.75	7.75
2011	117.75	51.00	32.50	13.25
Quarterly:
First Quarter 2016 (through March 8, 2016)	32.45	21.70	8.27	5.55
Fourth Quarter 2015	36.00	31.50	9.25	8.25
Third Quarter 2015	46.75	34.00	12.50	8.50
Second Quarter 2015	49.50	45.75	12.50	12.25
First Quarter 2015	47.25	37.00	12.00	9.50
Fourth Quarter 2014	47.50	34.00	13.00	9.25
Third Quarter 2014	45.25	33.00	13.25	9.00
Second Quarter 2014	53.50	44.50	15.50	13.00
First Quarter 2014	60.75	48.25	17.25	14.00
Fourth Quarter 2013	60.00	48.00	16.75	13.50
Third Quarter 2013	62.75	49.25	17.50	13.75
Second Quarter 2013	59.25	46.25	16.25	12.50
First Quarter 2013	62.25	33.75	16.75	9.25
Most Recent Six Months:
February 2016	30.73	23.25	7.77	5.95
January 2016	32.50	28.25	8.25	7.00
December 2015	36.00	31.50	9.25	8.00
November 2015	36.00	34.00	9.25	8.75
October 2015	36.00	33.50	9.25	8.75
September 2015	38.00	34.00	9.75	8.50

From March 2014 to February 2016, our ADSs were quoted on OTCQX under the symbol “BLGTY.” The termination of our ADS deposit agreement and discontinuance of the quotation of our ADSs on the OTCQX occurred on February 29, 2016.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of 2,142,857 of our ordinary shares and warrants to purchase an aggregate of 2,142,857 shares in this offering will be approximately $9.94 million, based on an assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters’ option to purchase additional ordinary shares and warrants in this offering is exercised in full, we estimate that the net proceeds from this offering will be approximately $11.61 million, based on an assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, if all of the warrants offered pursuant to this prospectus are exercised in full for cash, we will receive approximately an additional $15 million in cash, based on an assumed exercise price of $7.00 per share, equal to 125% of the per share public offering price.

Each $1.00 increase (decrease) in the assumed initial public offering price of $5.60 per share would increase (decrease) the net proceeds to us from this offering by approximately $1.98 million, or approximately $3.96 million if the underwriter exercise their over-allotment option in full, assuming the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering to develop and commercialize our products and product candidates and to expand our product pipeline, including conducting research and development activities, obtaining regulatory clearances and approvals, establishing our marketing capabilities and our sales force, and for working capital and general corporate purposes, such as funding the costs of operating as a public company in the United States and Israel. These expected uses of net proceeds from this offering represent our intentions based upon our current plans and business conditions which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly and will depend upon numerous factors, including the progress of our development and commercialization efforts, the status of and results from our preclinical studies and clinical trials, whether or not we enter into strategic collaborations or partnerships, the amount of cash available from other sources, and our operating costs and expenditures. Accordingly, our management will have significant flexibility and broad discretion in applying the net proceeds of this offering.

We expect proceeds from this offering to meet our capital requirements for at least 18 months. We may need substantial additional capital in order to expand our product offerings, independently pursue FDA or other regulatory approvals of any of our other product candidates. The ability to pursue further regulatory approvals of our product candidates will be dependent upon, among other things, our ability to enter into partnerships and collaborations, to execute additional financings, and to generate net income from our operations.

We have no current commitments or binding agreements with respect to any material in-licenses of, or investments in, any new additional platform technologies, technologies, products or product candidates.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares and do not anticipate that we will pay any cash dividends on our ordinary shares in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any future determination relating to our dividend policy will be at the discretion of our board of directors and will depend on a number of factors, including future earnings, our financial condition, operating results, contractual restrictions, capital requirements, business prospects, applicable Israeli law and other factors our board of directors may deem relevant.

The Companies Law imposes further restrictions on our ability to declare and pay dividends. See “Description of Our Securities — Dividend and Liquidation Rights” for additional information. In addition, any payment of dividends may be subject to Israeli withholding taxes. See “Taxation — Israeli Tax Considerations” for additional information.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2015 (unless stated otherwise):

•	on an actual basis; and
•	on an as adjusted basis, to reflect the issuance and sale of ordinary shares and warrants to purchase an aggregate of 2,142,857 ordinary shares in this offering at an assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The as adjusted column below is illustrative only. Our consolidated cash and cash equivalents and capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at the pricing of this offering. You should read the following table in conjunction with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Our Securities,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2015
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$9,359	$19,301
Liabilities to the OCS	2,323	2,323
Warrants to purchase ordinary shares	—	3,943
Total long-term liabilities	2,323	6,266
Shareholders’ equity:
Ordinary shares	1,662	3,032
Share premium	55,126	60,432
Share options and warrants	2,910	2,910
Share-based payment reserve	1,205	1,205
Transactions with non-controlling interests reserve	1,964	1,964
Accumulated deficit	(52,090)	(52,766)
Foreign currency translation reserve	(956)	(956)
Non-controlling interests	(1,261)	(1,261)
Total equity	8,560	14,559
Total capitalization	$10,883	$20,825

A $1.00 increase (decrease) in the assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase (decrease) the as adjusted amount of each of cash and cash equivalents and total shareholders’ equity by approximately $1.98 million and $1.3 million, respectively, assuming that the number of ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A 100,000 share increase in the number of ordinary shares offered by us, together with a concomitant $1.00 increase in the assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, would increase our as adjusted cash and cash equivalents by approximately $2.59 million after deducting estimated underwriting discounts and estimated offering expenses payable by us. Conversely, a 100,000 share decrease in the number of ordinary shares offered by us together with a concomitant $1.00 decrease in the assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, would decrease our as adjusted cash and cash equivalents by approximately $2.41 million after deducting estimated underwriting discounts and estimated offering expenses payable by us.

DILUTION

If you invest in our securities, you will experience immediate and substantial dilution to the extent of the difference between the initial public offering price of our ordinary shares and the as adjusted net tangible book value (deficit) per share of our ordinary shares immediately after the offering.

The net tangible book value of our ordinary shares on September 30, 2015, was approximately NIS 26.7 million (approximately $6.8 million) or approximately NIS 10.23 (approximately $2.61) per ordinary share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of ordinary shares outstanding. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our ordinary shares in this offering and the net tangible book value per ordinary share immediately afterwards. After giving effect to our sale of 2,142,857 ordinary shares and warrants to purchase 2,142,857 ordinary shares offered by this prospectus at an assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting the underwriting discounts, commissions and estimated offering expenses payable by us, our pro forma net tangible book value will be or approximately $2.70 per ordinary share. This represents an immediate increase in pro forma as adjusted net tangible book value of $0.09 per ordinary share to existing shareholders and an immediate dilution in pro forma as adjusted net tangible book value of $2.90 per ordinary share to new investors.

The following table illustrates this dilution on a per ordinary share basis to new investors:

Assumed initial public offering price per ordinary share and warrant		$5.60
Historical net tangible book value per ordinary share before this offering, as of September 30, 2015	$2.61
Increase in net tangible book value per ordinary share attributable to this offering	$0.09
As adjusted net tangible book value per ordinary share after this offering		$2.70
Dilution per ordinary share to new investors participating in this offering		$2.90
Percentage of dilution in net tangible book value per ordinary share for new investors participating in this offering		52%

If the underwriters’ over-allotment option to purchase additional ordinary shares and warrants from us is exercised in full, and based on an assumed initial public offering price of $5.60 per ordinary share, which is the midpoint of the range set forth on the cover page of this prospectus, and $0.01 per warrant and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per ordinary share after this offering would be approximately $2.74 per ordinary share, the increase in the pro forma as adjusted net tangible book value per ordinary share to existing investors would be approximately $0.13 per ordinary share, and the pro forma as adjusted dilution to new investors purchasing securities in this offering would be approximately $2.86 per ordinary share.

A $1.00 increase in the assumed initial public offering price of $5.60 per ordinary share would increase our pro forma as adjusted net tangible book value per ordinary share after this offering by $0.36 and the dilution per ordinary share to new investors would be $3.63, assuming the number of ordinary shares and warrants offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 decrease in the assumed initial public offering price of $5.60 per ordinary share would decrease our pro forma as adjusted net tangible book value per ordinary share after this offering by $0.18 and the dilution per ordinary share to new investors would be $2.17, assuming the number of ordinary shares and warrants offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of ordinary shares and warrants we are offering.

To the extent that share options or warrants are exercised, new share options or other share-based awards are issued, or we issue additional ordinary shares in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even though we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our shareholders.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information, all of which are included elsewhere in this prospectus.

The following tables summarize our consolidated financial data. We have derived the selected consolidated statements of operations for the years ended December 31, 2013 and 2014, and the consolidated statements of financial position data as of December 31, 2013 and 2014, from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial statement data as of September 30, 2015, and for the nine months ended September, 2014 and 2015, are derived from our unaudited consolidated interim financial statements that are included elsewhere in this prospectus. In the opinion of management, these unaudited consolidated interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and operating results for these periods. Results from interim periods are not necessarily indicative of results that may be expected for the entire year. Our historical results are not necessarily indicative of the results that may be expected in the future.

Our consolidated financial statements included in this prospectus were prepared in accordance with IFRS, as issued by the International Accounting Standards Board.

	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2014	2014	2015	2015
	NIS in thousands		Convenience translation into USD in thousands	NIS in thousands		Convenience translation into USD in thousands
Revenues	82	941	$240	173	1,138	$290
Cost of revenues	23	538	137	52	565	144
Gross profit	59	403	103	121	573	146
Research and development expenses, net	18,419	18,560	4,731	13,373	10,178	2,594
Sales and marketing expenses	1,249	2,210	563	1,617	3,289	838
General and administrative expenses	8,833	10,203	2,601	7,632	6,441	1,642
Impairment loss, net	—	3,036	774	3,036	895	228
	28,501	34,009	8,669	25,658	20,803	5,302
Operating loss	28,442	33,606	8,566	25,537	20,230	5,156
Finance expenses, net	720	2,048	522	1,282	367	94
Other expenses	—	354	90	354	—	—
Share of loss of an affiliate	—	—	—	—	63	16
Exchange differences on translation of foreign operations	19	19	5	45	14	4
Total comprehensive loss	29,181	36,027	$9,183	27,218	20,674	$5,270
Total comprehensive loss attributable to:
Equity holders of the Company	18,856	23,121	$5,893	17,160	13,957	$3,558
Non-controlling interests	10,325	12,906	3,290	10,058	6,717	1,712
	29,181	36,027	$9,183	27,218	20,674	$5,270

	Per share data
	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2014	2014	2015	2015
	NIS		USD	NIS		USD
Loss per share attributable to equity holders of the Company:
Basic and diluted loss per share	13.76	11.96	$3.05	9.11	5.94	$1.51
Weighted number of shares used in the computation of loss per share	1,368,855	1,931,632	1,931,632	1,878,430	2,346,282	2,346,282

	December 31,			September 30,
	2013	2014	2014	2015	2015
	NIS in thousands		Convenience translation into USD in thousands	NIS in thousands	Convenience translation into USD in thousands
Consolidated statements of financial position data:
Cash and cash equivalents	17,716	22,196	$5,658	36,715	$9,359
Total assets	34,332	40,434	$10,307	47,951	$12,223
Total liabilities	12,223	14,696	$3,746	14,362	$3,663
Total equity	22,109	25,738	$6,561	33,589	$8,560

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with the section titled “Selected Consolidated Financial Data” and with our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and other parts of this prospectus contain forward looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors.” Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of $1.00 = NIS 3.92, the exchange rate reported by the Bank of Israel as of September 30, 2015.

Overview

We are an emerging global ophthalmic company focused on the discovery, development and commercialization of products and product candidates which address ophthalmic conditions, including glaucoma, DES, and AMD. Our current products and product candidates are designed to address a number of significant unmet medical needs of large and growing patient populations related to these ophthalmic conditions, by reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offering better diagnosis and optimizing delivery of medications.

Glaucoma is a collection of ocular disorders characterized by progressive loss of visual field due to optic nerve damage which usually involves an uncontrolled increase in IOP, which leads to progressive, irreversible vision loss and eventual blindness. It is a chronic disease that requires ongoing and lifelong treatment aimed at slowing the progression of vision loss by reducing elevated IOP. Glaucoma comprises one of the largest segments of the global ophthalmic market. The initial treatment for glaucoma is a dose of drugs delivered through eye drops. According to Market Scope, there are more than 80 million glaucoma patients worldwide, 7.3 million of whom are located in the United States. Market Scope expects the global glaucoma pharmaceutical market for eye drops medications to increase from approximately $4.7 billion in 2015 to nearly $6.1 billion in 2020. When eye drops medications do not sufficiently alleviate a patient’s elevated IOP, several medical procedures are available to reduce it.

DES is a common disorder of the ocular surface in which the eye produces insufficient tears or tears with abnormal composition. In its mild to moderate forms, DES may cause pain and discomfort and can impact vision quality. In its most severe forms, DES can lead to permanent vision loss. It is estimated that DES affects approximately 100 million people worldwide, approximately 20 to 40 million people of whom are in the United States, and dry eye related symptoms account for approximately one third of all visits to eye doctors in the United States.

AMD is a leading cause of vision loss and irreversible blindness among people aged 60 and older. AMD causes damage to the macula, a small spot near the center of the retina which enables us to see objects that are straight ahead. It is estimated to affect 30 to 50 million people worldwide, of which 15 million are in the United States, with 600,000 new cases diagnosed globally every year, of which over 200,000 are in the United States.

According to GlobalData, improving patient compliance with glaucoma medication therapy represents the most significant unmet medical need within the glaucoma medication field. It is estimated that approximately 50% of glaucoma patients may be non-compliant with their drug therapy administration. Non-compliance by glaucoma patients with prescribed administration of eye drops results in disease progression which in turn may lead to blindness. When medication does not sufficiently alleviate a patient’s IOP, further medical procedures are required, which range from in-office procedures such as selective laser trabeculoplasty, or SLT, to more invasive surgery procedures such as trabeculectomy. However, SLT is a less effective long-term solution for reducing IOP than surgical procedures, and invasive surgical procedures such as trabeculectomy often result in high post-operation complication rates and long recovery times. As such, a significant unmet medical need exists in the treatment of glaucoma patients for a safer, non-penetrating and simple surgical procedure. With respect to DES, the unavailability of objective, quantitative or semi-quantitative tests that accurately detect DES, identify its causes, assist in generating personalized therapy for DES and monitor the effectiveness of selected therapy, represents a significant unmet medical need for DES patients and patients that are suffering from symptoms similar to those of DES and need to identify the cause of such symptoms. Lastly, eye care professionals can treat AMD by utilizing three different therapies to potentially prevent further vision loss, of which the intravitreal injections are most commonly used. However, there are a number of significant unmet needs in treating AMD, many of which stem from intravitreal injections, including the need for increased patient compliance with therapy, greater efficacy of medication and safety.

We plan to address these significant unmet medical needs with a pipeline of products and product candidates, which are in various commercial and clinical stages, including:

•	Eye-D, an in-office insertable platform that provides for controlled release of ophthalmic medications over time, thereby resolving poor compliance with eye drop treatment regimens and permitting 100% patient compliance with drug therapy regimens. Our first product candidate utilizing the Eye-D platform, the VS-101, contains the most prescribed glaucoma medication worldwide, latanoprost. We believe that the Eye-D platform can be further developed to treat various other ocular conditions. The VS-101 is currently in a Phase 1/2a clinical study in the United States as part of a new drug application under the FDA 505(b)(2) regulatory pathway, the results of which are expected to be obtained in the second half of 2016.
•	IOPtiMate, a commercialized, novel surgical system that enables a non-penetrating, CO2 laser-assisted procedure known as CLASS (CO2 Laser-Assisted Sclerotomy Surgery) to reduce elevated IOP. CLASS is an, automated, easy-to-perform procedure which requires only a short learning curve and provides a safer and more precise alternative to the complex and risky glaucoma surgeries that are currently available. As a result, we believe that the IOPtiMate may enable a wider range of ophthalmic surgeons to perform glaucoma surgeries, and has the potential to replace existing glaucoma medical procedures and drive an increase in the quantity and quality of glaucoma surgeries worldwide. IOPtiMate is currently being marketed through third party distributors primarily to ophthalmologists and medical centers in Asia, Europe and Latin America, where we have obtained the necessary regulatory approvals for marketing and selling the system including CE mark and the Chinese Food and Drug Administration, or CFDA approval. We intend to seek FDA review of the IOPtiMate through a de novo regulatory pathway commencing in 2016, and, if approved, we expect to begin sales in the United States in 2019.
•	TeaRx, a diagnostic solution that provides a multi-assay, objective, rapid, simple, semi-quantitative analysis of tear film constituents in order to identify one or more underlying causes of DES. We believe TeaRx has the potential to be both a clinically valuable point-of-care test as well as a companion diagnostic test that addresses the need for rapid testing and personalized medicine. We expect TeaRx to be a cost-effective, easy-to-use and objective solution that will allow eye-care professionals to diagnose and treat patients who suffer from symptoms of DES, including those who may otherwise be undiagnosed or unidentified. We have completed two TeaRx clinical trials in the United States and intend to initiate a 510(k) regulatory pathway with the FDA in 2016, and, if the FDA clears the diagnostic device through the 510(k) pathway, we expect to begin sales in the United States in 2017.
•	OphRx, our joint venture which is developing eye drops based on a non-invasive topical drug delivery technology that utilizes LLC administered as an alternative to the current delivery modalities, such as intravitreal injections, used to treat diseases at the back of the eye. This platform technology can also be used for front of the eye treatments. OphRx is currently in the preclinical stage of development of two product candidates: OPH-101, an alternative topical treatment to intravitreal injections for wet AMD, and OPH-100, a treatment for DES.

Our goal is to be a leading global ophthalmic company by building a diverse and balanced portfolio of innovative products and product candidates, establishing a sales force to maximize the commercial potential of our products, maintaining a global, diverse network of ophthalmic specialists, and accelerating knowledge synergies and innovation. We plan to add products and product candidates to our pipeline by expanding our current platform technologies to additional indications and through in-licensing and investing in new platform technologies, technologies, products and product candidates.

In addition to our ophthalmic pipeline, we also own approximately 48% of the issued and outstanding shares on a fully diluted basis of Micromedic. Micromedic owns a pipeline of products and product candidates focusing on in vitro diagnostics of cancer, particularly the early detection, monitoring recurrence and identification of cancer and pre-cancer cells, and assessing risks related to treatment’s side effects. We expect to maintain our current equity interest in Micromedic, which we expect will result in annual costs to us of approximately $1.0 million.

Operating Segments

We operate through two business segments: ophthalmic and cancer diagnostics. Our ophthalmic segment is conducted through subsidiaries of our wholly owned subsidiary, XL Vision. Our cancer diagnostics segment is conducted through Micromedic, which is a publicly traded company whose shares are listed on the TASE. Although our equity interest in Micromedic is less than 50%, in accordance with IFRS, our consolidated statements of operations include 100% of Micromedic’s revenues and expenses. The “non-controlling interests” line item in our consolidated statements of operations includes, among other things, the net amount of the approximately 54% equity stake in Micromedic’s revenues and expenses that represents the interests of all other shareholders other than us.

History of Losses

We have devoted most of our financial resources to the discovery and development of our products and product candidates, including our preclinical and clinical development activities, as well as obtaining regulatory approvals for our products and product candidates. To date, we have financed our operations primarily through the sale of equity securities and grants from government authorities.

We incurred consolidated net losses of approximately NIS 36.0 million (approximately $9.2 million) for the year ended December 31, 2014, and approximately NIS 20.7 million (approximately $5.3 million) for the nine-month period ended September 30, 2015. Since our inception in 2005, and as of September 30, 2015, we have incurred consolidated operating losses of approximately NIS 221 million (approximately $56.3 million) and consolidated net losses and accumulated deficit of approximately NIS 204 million (approximately $52.0 million). The consolidated net losses we incur may fluctuate significantly from quarter to quarter and year to year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance.

Current Outlook

To implement our business strategy, we will need to, among other things, fund ongoing development activities with respect to our product candidates, obtain regulatory clearance or approval to commercialize our product candidates in the United States and in international markets, grow our sales and marketing infrastructure to support our future product launches, and increase market acceptance of and reimbursement for our products and product candidates. As a result, we expect our expenses to increase significantly as we pursue these objectives. The extent of our future operating losses and the timing of profitability are highly uncertain, especially given that we only recently commenced sales of our first ophthalmic product, the IOPtiMate, which makes forecasting our sales challenging. Our future revenues will depend upon the size of any market in which our products have received clearance or approval, our ability to achieve sufficient market acceptance, reimbursement from third-party payors and adequate market share for our products in those markets. We will need to generate significant additional net sales to achieve and maintain profitability, and even if we achieve profitability, we cannot be sure that we will remain profitable for any substantial period of time. Our failure to achieve or sustain profitability could have an adverse effect on the value of our ordinary shares.

We expect to continue to incur significant expenses for the foreseeable future. We anticipate that our expenses will increase if and as we:

•	continue our preclinical and clinical development of our product candidates;
•	initiate additional preclinical, clinical, or other studies using our current and any future platform technologies for additional product candidates;

•	seek marketing approvals or clearances for any of our product candidates that successfully complete clinical trials;
•	further establish a sales, marketing, and distribution infrastructure to commercialize our products for which we may obtain marketing clearance or approvals;
•	seek to discover, validate, license or invest in additional platform technologies, technologies, products or product candidates;
•	maintain, protect, and expand our intellectual property portfolio;
•	attract and retain a diverse global ophthalmic experts network; and
•	create additional infrastructure to support our operations as a U.S. public company.

Components of Statements of Operations

Revenues and Cost of Revenues

In 2014, we commenced sales of our first ophthalmic product, the IOPtiMate. The revenues from sales of this product are recognized when all the main risks and rewards from the ownership of the goods are transferred to the buyer, and we do not retain continuing managerial involvement.

Cost of revenues reflects the aggregate costs to manufacture our IOPtiMate by third parties plus shipping costs. Additionally, since the IOPtiMate was developed in part using grants from the OCS, and such grants are required to be repaid through royalties of 3.5% of sales, cost of revenues also includes a 3.5% royalty payable to the OCS as a repayment of such grants.

Research and Development Expenses, Net

Our research and development, or R&D, activities primarily consist of the costs associated with the development of our product candidates, such as the discovery of new product candidates, development projects, preclinical and clinical trials, as well as costs associated with obtaining and maintaining our patent portfolio. Our R&D expenses consist primarily of costs of external service providers and consulting fees, salaries and related personnel expenses, expenses related to the application, registration and maintenance of our patents, depreciation and amortization and share-based payments. The research and development expenses are netted against receipts of grants, mainly from the OCS. We charge all research and development expenses to operations as they are incurred.

We intend to continue advancing the development and commercialization of our products and product candidates. Developing diagnostic, device and pharmaceutical product candidates is expensive, and we expect our R&D expenses to continue to comprise a material part of our expenses. These expenses may increase in connection with our ongoing activities, particularly as we advance our products and product candidates in clinical trials, regulatory approvals and commercialization, using our current platform technologies or future platform technologies and technologies that we in-license or invest in.

Sales and Marketing Expenses

Our sales and marketing expenses consist primarily of costs associated with external service providers and consulting fees, salaries and related personnel expenses, attendance at conferences and related travel expenses.

We expect our sales and marketing expenses to increase if additional product candidates will be approved for marketing and selling around the world.

General and Administrative Expenses

Our general and administrative expenses, or G&A, consist primarily of salaries and related personnel expenses, including share-based payments, for our general and administrative employees, which includes employees in executive and operational roles, and professional services which mainly includes legal and accounting as well as other services related to our G&A operations.

We expect our G&A expenses, such as legal and accounting fees, to increase after we become a public company in the United States.

Financial Income

Financial income consists primarily of interest income on our cash and cash equivalents and foreign currency exchange rates.

Financial Expenses

Financial expenses consist primarily of changes in fair value liabilities related to grants (such as grants from the OCS), expenses related to bank charges and foreign currency exchange rates.

Results of Operations

The table below provides our consolidated results of operations for the year ended December 31, 2014, as compared to the year ended December 31, 2013, and for the nine months ended September 30, 2015, compared to the nine months ended September 30, 2014.

	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2014	2014	2015	2015
	NIS in thousands		Convenience translation into USD in thousands	NIS in thousands		Convenience translation into USD in thousands
Revenues	82	941	$240	173	1,138	$290
Cost of revenues	23	538	137	52	565	144
Gross profit	59	403	103	121	573	146
Research and development expenses, net	18,419	18,560	4,731	13,373	10,178	2,594
Sales and marketing expenses	1,249	2,210	563	1,617	3,289	838
General and administrative expenses	8,833	10,203	2,601	7,632	6,441	1,642
Impairment loss, net	—	3,036	774	3,036	895	228
	28,501	34,009	8,669	25,658	20,803	5,302
Operating loss	28,442	33,606	8,566	25,537	20,230	5,156
Finance income	(500)	(448)	(114)	(522)	(598)	(152)
Finance expenses	1,220	2,496	636	1,804	965	246
Other expenses	—	354	90	354	—	—
Share of loss of an affiliate	—	—	—	—	63	16
Loss	29,162	36,008	9,178	27,173	20,660	5,266
Amounts that will be reclassified subsequently to profit and loss:
Exchange differences on translation of foreign operations	19	19	5	45	14	4
Total comprehensive loss	29,181	36,027	$9,183	27,218	20,674	$5,270
Total loss attributable to:
Equity holders of the Company	18,837	23,102	$5,888	17,115	13,943	$3,554
Non-controlling interests	10,325	12,906	3,290	10,058	6,717	1,712
	29,162	36,008	$9,178	27,173	20,660	$5,266
Total comprehensive loss attributable to:
Equity holders of the Company	18,856	23,121	$5,893	17,160	13,957	$3,558
Non-controlling interests	10,325	12,906	3,290	10,058	6,717	1,712
	29,181	36,027	$9,183	27,218	20,674	$5,270

	Per share data
	Year Ended December 31,			Nine Months Ended September 30,
	2013	2014	2014	2014	2015	2015
	NIS		USD	NIS		USD
Loss per share attributable to equity holders of the Company:
Basic and diluted loss per share	13.76	11.96	$3.05	9.11	5.94	$1.51
Weighted number of shares used in the computation of loss per share	1,368,855	1,931,632	1,931,632	1,878,430	2,346,282	2,346,282

Comparison of Nine Months Ended September 30, 2015 to Nine Months Ended September 30, 2014

Revenues and Cost of Revenues

Our revenues for the nine months ended September 30, 2015, were approximately NIS 1.1 million (approximately $290,000), all of which are attributable to the sales of the IOPtiMate, compared to approximately NIS 173,000 (approximately $44,000) for the nine months ended September 30, 2014, of which NIS 117,000 (approximately $30,000) were attributable to sales of the Micromedic’s CellDetect product for diagnosing cervical cancer in China and non-recurring revenues of NIS 56,000 (approximately $14,000) were attributable to an operating lease of the IOPtiMate system. Micromedic engaged Biomics Biotechnoligies Co. Ltd, or Biomics, as its exclusive distributor in China for the CellDetect product for diagnosing cervical cancers. Although Biomics successfully obtained CFDA regulatory approval, it was not able to meet the agreed upon sales targets in 2014 and 2015 under its agreement with Micromedic, including not making any sales in 2015 at all. As a result, Micromedic is seeking other strategic partners in order to expand its distribution network in China.

Cost of revenues for the nine months ended September 30, 2015, were approximately NIS 565,000 (approximately $144,000), which reflects the aggregate costs to manufacture our IOPtiMate system by third parties that were recorded to revenues, their shipping costs and royalties payable to the OCS, compared to NIS 52,000 (approximately $13,000) for the nine months ended September 30, 2014, which reflects the aggregate costs to manufacture Micromedic’s CellDetect product for diagnosing cervical cancer.

Research and Development Expenses, Net

Our R&D expenses, net, for the nine months ended September 30, 2015, amounted to approximately NIS 10.2 million (approximately $2.6 million), of which approximately NIS 6.8 million (approximately $1.7 million) relates to our development of ophthalmic products and product candidates, compared to approximately NIS 13.4 million (approximately $3.4 million) for the nine months ended September 30, 2014, of which approximately NIS 8.2 million (approximately $2.1 million) relates to our ophthalmic products and product candidates. The decrease was primarily due to the decrease in costs of external service providers and consulting fees of approximately NIS 2.1 million (approximately $535,000), salaries and related personnel expenses of approximately NIS 1.6 million (approximately $408,000), and depreciation and amortization of approximately NIS 260,000 (approximately $66,000), that were offset by a decrease in grants received from the OCS in the amount of approximately NIS 653,000 (approximately $167,000) which are netted from R&D expenses.

Sales and Marketing Expenses

Our sales and marketing expenses for the nine months ended September 30, 2015, were approximately NIS 3.3 million (approximately $842,000), of which approximately NIS 2.6 million (approximately $663,000) relates to our expenses associated with the sales and marketing of our ophthalmic products and product candidates, compared to approximately NIS 1.6 million (approximately $408,000) for the nine months ended September 30, 2014, almost all of which relates to expenses associated with the sales and marketing of our ophthalmic products and product candidates. The increase was primarily associated with salaries and related personnel expenses of NIS 1.1 million (approximately $280,000) related to hiring additional personnel and external service providers and consulting fees of NIS 600,000 (approximately $153,000).

General and Administrative Expenses

Our G&A expenses for the nine months ended September 30, 2015, were approximately NIS 6.4 million (approximately $1.6 million) compared to approximately NIS 7.6 million (approximately $1.9 million) for the nine months ended September 30, 2014. The decrease was primarily due to a decrease in salaries and related personnel expenses relating to the timing of expensing annual cash bonuses, including share-based payments of approximately NIS 920,000 (approximately $235,000) and by a decrease in professional services and other services related to our G&A operations of approximately NIS 180,000 (approximately $46,000).

Impairment Loss, Net

During the nine months ended September 30, 2014, certain assets and liabilities from the cancer diagnostic pipeline were classified as asset held for sale and liabilities related to asset held for sale in the consolidated balance sheets. Following this classification, an impairment loss of approximately NIS 3.0 million (approximately $765,000) was recognized in the second quarter of 2014 so that the carrying amount of these assets will not exceed their recoverable amount.

During the nine months ended September 30, 2015, we recorded an impairment loss, net, of approximately NIS 1.8 million (approximately $459,000) for an asset held for sale, which was netted by a liability for a grant of approximately NIS 933,000 (approximately $238,000) that we recorded as an impairment loss relating to the cancer diagnostics that were classified in 2014 as assets held for sale and liabilities related to assets held for sale on our balance sheets.

Operating Loss

For the nine months ended September 30, 2015, our operating loss was approximately NIS 20.2 million (approximately $5.2 million) compared to our operating loss for the nine months ended September 30, 2014, of approximately NIS 25.5 million (approximately $6.5 million). This decrease primarily resulted from an increase in revenues of approximately NIS 1.0 million (approximately $255,000) and decreases in R&D and G&A expenses of NIS 4.4 million (approximately $1.1 million) and a non-recurring and non-cash impairment loss of approximately NIS 2.1 million (approximately $535,000), which were offset by an increase in sales and marketing expenses of approximately NIS 1.7 million (approximately $433,000).

Financial Expenses, Net

For the nine months ended September 30, 2015, financial expenses, net, were approximately NIS 367,000 (approximately $94,000), compared to financial expenses, net, of approximately NIS 1.3 million (approximately $331,000) for the nine months ended September 30, 2014. The decrease was primarily due to changes in the liability related to grants in amount of approximately NIS 630,000 (approximately $161,000) and financial income due to changes in the fair value of a financial instrument of approximately NIS 270,000 (approximately $69,000).

Other Expenses

We had no other expenses in the nine months ended September 30, 2015, compared to approximately NIS 354,000 (approximately $90,000) that were associated with a one-time non-recurring payment to the Israeli VAT authorities with respect to Micromedic’s final assessment, for the nine months ended September 30, 2014.

Total Loss and Comprehensive Loss

For the nine months ended September 30, 2015, our total comprehensive loss was approximately NIS 20.7 million (approximately $5.3 million) compared to total comprehensive loss for the nine months ended September 30, 2014, of approximately NIS 27.2 million (approximately $6.9 million). This decrease primarily resulted from an increase in revenues of approximately NIS 1.0 million (approximately $255,000) and decreases in R&D and G&A expenses of approximately NIS 4.4 million (approximately $1.1 million) and a non-recurring and non-cash impairment loss of approximately NIS 2.1 million (approximately $535,000), decreases in financial expenses, net, of approximately NIS 915,000 (approximately $233,000) and other expenses of NIS 354,000 (approximately $90,000) which were offset by an increase in selling and marketing expenses of approximately NIS 1.7 million (approximately $433,000).

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

Revenues and Cost of Revenues

For the year ended December 31, 2014, our total revenues amounted to NIS 941,000 (approximately $240,000), of which NIS 824,000 (approximately $210,000) related to sales of our IOPtiMate system and the remainder of NIS 117,000 (approximately $30,000) related to sales of Micromedic’s CellDetect products for diagnosing cervical cancer, while we have recorded insignificant total revenues of NIS 82,000 (approximately $21,000) for the year ended December 31, 2013. Cost of revenues for the year ended December 31, 2014, was NIS 538,000 (approximately $137,000), of which NIS 531,000 (approximately $135,000) reflects the aggregate costs for third parties to manufacture our IOPtiMate system that were recorded to revenues, their shipping costs and royalties payable to the OCS. Cost of revenues for the year ended December 31, 2013, was NIS 23,000 (approximately $5,900), which was comprised primarily of manufacturing costs of Micromedic’s CellDetect products for diagnosing cervical cancer.

Research and Development Expenses, Net

Our R&D expenses, net, for the year ended December 31, 2014, were approximately NIS 18.6 million (approximately $4.7 million), of which approximately NIS 12.0 million (approximately $3.0 million) relates to R&D activities of our ophthalmic products and product candidates, compared to approximately NIS 18.4 million (approximately $4.7 million) for the year ended December 31, 2013, of which approximately NIS 10.7 million (approximately $2.7 million) relates to our ophthalmic products and product candidates. The increase was primarily due to the increase in share-based payments of approximately NIS 611,000 (approximately $156,000) that was offset by an increase in grants received from the OCS of NIS 428,000 (approximately $109,000) which are netted from R&D.

Sales and Marketing Expenses

Our sales and marketing expenses for the year ended December 31, 2014, were approximately NIS 2.2 million (approximately $561,000), almost all of which related to expenses associated with the sales and marketing of our ophthalmic products and product candidates, compared to approximately NIS 1.2 million (approximately $306,000) for the year ended December 31, 2013, almost all of which related to expenses associated with the sales and marketing of our ophthalmic products and product candidates. The increase was primarily associated with an increase of external service providers and consulting fees of approximately NIS 710,000 (approximately $181,000) and an increase in conferences and related travel expenses of approximately NIS 230,000 (approximately $59,000).

General and Administrative Expenses

Our G&A expenses for the year ended December 31, 2014, were approximately NIS 10.2 million (approximately $2.6 million) compared to approximately NIS 8.8 million (approximately $2.2 million) for the year ended December 31, 2013. The increase was primarily due to an increase in salaries and related personnel expenses, including share-based payments of approximately NIS 1.7 million (approximately $434,000) which was offset by a decrease in professional services and other services related to our G&A operations of approximately NIS 389,000 (approximately $99,000).

Impairment Loss

During the year ended December 31, 2014, certain assets and liabilities from the cancer diagnostic pipeline were classified as asset held for sale and liabilities related to asset held for sale on our consolidated balance sheet. Following this classification, an impairment loss of approximately NIS 3.0 million (approximately $765,000) was recognized in the second quarter of 2014 so that the carrying amount of these assets will not exceed their recoverable amount.

Operating Loss

For the year ended December 31, 2014, our operating loss was approximately NIS 33.6 million (approximately $8.6 million) compared to our operating loss for the year ended December 31, 2013, of approximately NIS 28.4 million (approximately $7.2 million). This increase primarily resulted from the non-recurring and non-cash impairment loss of approximately NIS 3.0 million (approximately $765,000) described above as well as increase in the sales and marketing and G&A expenses for a total of approximately NIS 2.3 million (approximately $586,000).

Financial Expenses, Net

For the year ended December 31, 2014, financial expenses, net, were approximately NIS 2.0 million (approximately $510,000), compared to financial expenses, net, of approximately NIS 720,000 (approximately $184,000) for the year ended December 31, 2013. The increase was primarily due to changes in the liability related to grants in amount of approximately NIS 1.4 million (approximately $357,000).

Other Expenses

Our other expenses for the year ended December 31, 2014, were approximately NIS 354,000 (approximately $90,000) associated with one-time non-recurring payment to the Israeli VAT authorities with respect to Micromedic’s final assessment, compared to none for the year ended December 31, 2013.

Total Loss and Comprehensive Loss

For the year ended December 31, 2014, our total comprehensive loss was approximately NIS 36.0 million (approximately $9.2 million) compared to a total comprehensive loss for the year ended December 31, 2013, of approximately NIS 29.2 million (approximately $7.4 million). This increase primarily resulted from the non-recurring and non-cash impairment loss of approximately NIS 3.0 million (approximately $765,000) described above, an increase in sales and marketing and G&A expenses of approximately NIS 2.3 million (approximately $586,000), an increase in financial expenses, net, of approximately NIS 1.3 million (approximately $331,000) and other expenses of approximately NIS 354,000 (approximately $90,000).

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities and grants from government authorities. As of September 30, 2015, our cash and cash equivalents and short-term deposits were NIS 37.0 million (approximately $9.4 million), of which NIS 4.0 million (approximately $1.0 million) are attributable to Micromedic. As of September 30, 2014, our cash and cash equivalents and short-term deposits were NIS 35.3 million (approximately $9.0 million), of which NIS 3.2 million (approximately $816,000) are attributable to Micromedic. As of December 31, 2014, our cash and cash equivalents and short-term deposits were NIS 28.6 million (approximately $7.3 million), of which NIS 3.3 million (approximately $842,000) are attributable to Micromedic. As of December 31, 2013, our cash and cash equivalents and short-term deposits were NIS 17.9 million (approximately $4.6 million), of which NIS 11.9 million (approximately $3.0 million) are attributable to Micromedic.

We estimate that the net proceeds of this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations for at least the next 18 months. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned, through public or private equity financings, government or other third-party funding, marketing and distribution arrangements, and other collaborations and strategic alliances, or a combination of these approaches. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress and cost of our clinical trials and other development activities;
•	the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost and timing of regulatory approvals;
•	the cost and timing of establishing sales, marketing and distribution infrastructure and capabilities;
•	the effect of competing technological and market developments; and
•	the extent to which we license-in or invest in platform technologies, technologies, products or product candidates, although we currently have no commitments or agreements relating to any of these types of transactions.

Although we believe we have sufficient funds for our current or future operating plans, we may seek additional capital if market conditions are favorable or if we have specific strategic opportunities. We may not be able to raise additional capital on terms acceptable to us, or at all, and any failure to raise capital as and when needed could materially harm our business, results of operations and future business prospects, including our ability to continue as a going concern. If we are unable to obtain sufficient funding on a timely basis, we may be required to significantly curtail, delay or discontinue one or more of our development programs or the commercialization of any products or product candidates, and we may be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

Cash Flows

Comparison of Nine Months Ended September 30, 2015, to Nine Months Ended September 30, 2014

Net cash used in operating activities was approximately NIS 18.9 million (approximately $4.8 million) for the nine months ended September 30, 2015, compared with net cash used in operating activities of approximately NIS 19.4 million (approximately $5.0 million) for the nine months ended September 30, 2014. This decrease primarily resulted from a decrease in our comprehensive loss of approximately NIS 4.1 million (approximately $1.0 million), which was offset by an increase in changes in operating asset and liability items of approximately NIS 3.6 million (approximately $918,000).

Net cash provided by investing activities was approximately NIS 5.9 million (approximately $1.5 million) for the nine months ended September 30, 2015, compared to net cash used in investing activities of approximately NIS 19.6 million (approximately $5.0 million) for the nine months ended September 30, 2014. The change primarily resulted from a change between investing in short-term deposits, net, into proceeds from short-term investments, net, of approximately NIS 25.2 million (approximately $6.5 million), and a decrease in purchase of property and equipment of approximately NIS 220,000 (approximately $56,000).

Net cash provided by financing activities was approximately NIS 27.6 million (approximately $7.0 million) for the nine months ended September 30, 2015, compared to net cash provided by financing activities of approximately NIS 37.2 million (approximately $9.5 million) in the nine months ended September 30, 2014. The decrease primarily resulted from a decrease in proceeds from our issuance of our shares and warrants, net, of approximately NIS 13.0 million (approximately $3.3 million), which was offset by an increase in proceeds from issuance of shares and warrants, net, in Micromedic of approximately NIS 3.4 million (approximately $867,000).

Comparison of Year Ended December 31, 2014 to Year Ended December 31, 2013

Net cash used in operating activities was approximately NIS 27.0 million (approximately $6.9 million) for the year ended December 31, 2014, compared with net cash used in operating activities of approximately NIS 26.2 million (approximately $6.7 million) for the year ended December 31, 2013. This decrease primarily resulted from a decrease in our comprehensive loss in the amount of approximately NIS 2.6 million (approximately $663,000), which was offset by a change in our operating asset and liability items in the amount of approximately NIS 1.8 million (approximately $460,000).

Net cash used in investing activities was approximately NIS 6.6 million (approximately $1.7 million) for the year ended December 31, 2014, compared to net cash provided by investing activities of approximately NIS 351,000 (approximately $89,000) for the year ended December 31, 2013. The change primarily resulted from a change between proceeds from short-term investments, net, into investing in short-term deposits, net, of approximately NIS 6.3 million (approximately $1.6 million), and an increase in purchase of property and equipment of approximately NIS 200,000 (approximately $51,000).

Net cash provided by financing activities was approximately NIS 38.1 million (approximately $9.7 million) for the year ended December 31, 2014, compared to net cash provided by financing activities of approximately NIS 11.2 million (approximately $2.9 million) for the year ended December 31, 2013. The increase primarily resulted from an increase in proceeds from issuance of our shares and warrants, net, of approximately NIS 37.5 million (approximately $9.6 million), which was offset by a decrease in proceeds from issuance of shares and warrants, net, in Micromedic of approximately NIS 10.3 million (approximately $2.6 million).

Contractual Obligations

Our significant consolidated contractual obligations as of September 30, 2015, included the following (in thousands):

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Liability related to grants – NIS	23,227	695	5,511	6,213	10,808
Liability related to grants – USD	5,921	177	1,405	1,584	2,755
Trade payables and other accounts payable – NIS	5,261	5,061	—	—	200
Trade payables and other accounts payable – USD	1,341	1,290	—	—	51
Operating lease obligations – NIS	1,357	993	364	—	—
Operating lease obligations – USD	346	253	93	—	—
Total contractual obligations – NIS	29,845	6,749	5,875	6,213	11,008
Total contractual obligations – USD	7,608	1,720	1,498	1,584	2,806

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have had or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Quantitative and Qualitative Disclosure of Market Risk

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position, results of operations or cash flows due to adverse changes in financial market prices and rates, including interest rates and foreign exchange rates. Our market risk exposure is primarily a result of interest rates and foreign currency exchange rates.

Interest Rate Risk

At present, our investments consist primarily of cash and cash equivalents. As such, a 1% change in the LIBOR rate would not have a material effect on our consolidated financial statements. Following this offering, we may invest in low-risk, high-quality, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the U.S. government or other governments, or hold as cash. The primary objective of our investment activities is to preserve principal while maximizing the income that we receive from our investments without significantly increasing risk and loss. Our investments are exposed to market risk due to fluctuation in interest rates, which may affect our interest income and the fair market value of our investments, if any. We manage this exposure by performing ongoing evaluations of our investments. Due to the short-term maturities, if any, of our investments to date, their carrying value has always approximated their fair value. If we decide to invest in investments other than cash and cash equivalents and short-term deposits, it will be our policy to hold such investments to maturity in order to limit our exposure to interest rate fluctuations.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS, our functional and reporting currency, mainly against the U.S. dollar. Although the NIS is our functional currency, a significant portion of our expenses are denominated in U.S. dollars. Our U.S. dollar expenses consist principally of payments made to external service providers and consulting fees for R&D and selling and marketing activities. We anticipate that a significant portion of our expenses will continue to be denominated in currencies other than the NIS. If the NIS fluctuates significantly against either the U.S. dollar or other currencies in which we incur expenses, it may have a negative impact on our results of operations. Fluctuations in the exchange rates have not materially affected our results of operations or financial condition for the periods under review. We believe that a 5% change in the NIS/USD exchange rate would not have a material effect on our consolidated financial statements.

To date, we have not engaged in hedging transactions. In the future, we may enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rates of our principal operating currencies. These measures, however, may not adequately protect us from the material adverse effects of such fluctuations.

Critical Accounting Policies

Effective control

The consolidated financial statements comprise the financial statements of companies that are considered as subsidiaries which are controlled by us. Control is achieved when we are exposed, or has rights, to variable returns from our involvement with the investee and has the ability to affect those returns through our power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

We assess whether we control a company in which we hold less than the majority of the voting rights, among others, by reference to the size of its holding of voting rights relative to the size and dispersion of holdings of the other vote holders including voting patterns at previous shareholders’ meetings.

Grants

Grants are recognized when there is reasonable assurance that the grants will be received and we will comply with the grant’s conditions. Grants are recognized upon receipt as a liability if there is reasonable assurance that the research activity will result in royalty-bearing sales.

There is uncertainty regarding the estimates of future cash flows and the estimate of capitalization rate that is used for determining the amount of liability recognized. A liability for the grant is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability. At each reporting date, we evaluate whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since we will not be required to pay royalties) based on the best estimate of future revenues and using the original effective interest method and, if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

Jumpstart Our Business Startups Act of 2012

We are an emerging growth company within the meaning of the rules under the Securities Act, and we will utilize certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies. Such exemptions include, but are not limited to, (i) not being required to comply with the auditor attestation requirements of Section 404, (ii) being exempt from adoption of new or revised financial accounting standards until they would apply to private companies, (iii) being exempt from compliance with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements and (iv) reduced disclosure obligations regarding executive compensation. We could remain an “emerging growth company” for up to five years from the date of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenue exceeds $1.0 billion (as such amount is indexed for inflation every five years by the SEC to reflect the change in the Consumer Price Index for All Urban Consumers published by the Bureau of Labor Statistics, setting the threshold to the nearest $1.0 million) or more, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1.0 billion in nonconvertible debt during the preceding three year period.

The JOBS Act also permits us, as an “emerging growth company,” to take advantage of an extended transition period to comply with certain new or revised accounting standards if such standards apply to companies that are not issuers. We are choosing to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by issuers. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

BUSINESS

Overview

We are an emerging global ophthalmic company focused on the discovery, development and commercialization of products and product candidates which address ophthalmic conditions, including glaucoma, DES, and AMD. Our current products and product candidates are designed to address a number of significant unmet medical needs of large and growing patient populations related to these ophthalmic conditions, by reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offering better diagnosis and optimizing delivery of medications.

Glaucoma is a collection of ocular disorders characterized by progressive loss of visual field due to optic nerve damage which usually involves an uncontrolled increase in IOP, which leads to progressive, irreversible vision loss and eventual blindness. It is a chronic disease that requires ongoing and lifelong treatment aimed at slowing the progression of vision loss by reducing elevated IOP. Glaucoma comprises one of the largest segments of the global ophthalmic market. The initial treatment for glaucoma is a dose of drugs delivered through eye drops. According to Market Scope, there are more than 80 million glaucoma patients worldwide, 7.3 million of whom are located in the United States. Market Scope expects the global glaucoma pharmaceutical market for eye drops medications to increase from approximately $4.7 billion in 2015 to nearly $6.1 billion in 2020. When eye drops medications do not sufficiently alleviate a patient’s elevated IOP, several medical procedures are available to reduce it.

DES is a common disorder of the ocular surface in which the eye produces insufficient tears or tears with abnormal composition. In its mild to moderate forms, DES may cause pain and discomfort and can impact vision quality. In its most severe forms, DES can lead to permanent vision loss. It is estimated that DES affects approximately 100 million people worldwide, approximately 20 to 40 million people of whom are in the United States, and dry eye-related symptoms account for approximately one third of all visits to eye doctors in the United States.

AMD is a leading cause of vision loss and irreversible blindness among people aged 60 and older. AMD causes damage to the macula, a small spot near the center of the retina which enables us to see objects that are straight ahead. It is estimated to affect 30 to 50 million people worldwide, of which 15 million are in the United States, with 600,000 new cases diagnosed globally every year, of which over 200,000 are in the United States.

According to GlobalData, improving patient compliance with glaucoma medication therapy represents the most significant unmet medical need within the glaucoma medication field. It is estimated that approximately 50% of glaucoma patients may be non-compliant with their drug therapy administration. Non-compliance by glaucoma patients with prescribed administration of eye drops results in disease progression which in turn may lead to blindness. When medication does not sufficiently alleviate a patient’s IOP, further medical procedures are required, which range from in-office procedures such as selective laser trabeculoplasty, or SLT, to more invasive surgery procedures such as trabeculectomy. However, SLT is a less effective long-term solution for reducing IOP than surgical procedures, and invasive surgical procedures such as trabeculectomy often result in high post-operation complication rates and long recovery times. As such, a significant unmet medical need exists in the treatment of glaucoma patients for a safer, non-penetrating and simple surgical procedure. With respect to DES, the unavailability of objective, quantitative or semi-quantitative tests that accurately detect DES, identify its causes, assist in generating personalized therapy for DES and monitor the effectiveness of selected therapy, represents a significant unmet medical need for DES patients and patients that are suffering from symptoms similar to those of DES and need to identify the cause of such symptoms. Lastly, eye care professionals can treat AMD by utilizing three different therapies to potentially prevent further vision loss, of which the intravitreal injections are most commonly used. However, there are a number of significant unmet needs in treating AMD, many of which stem from intravitreal injections, including the need for increased patient compliance with therapy, greater efficacy of medication and safety.

We plan to address these significant unmet medical needs with a pipeline of products and product candidates, which are in various commercial and clinical stages, including:

•	Eye-D, an in-office insertable platform that provides for controlled release of ophthalmic medications over time, thereby resolving poor compliance with eye drop treatment regimens and permitting 100% patient compliance with drug therapy regimens. Our first product candidate utilizing the Eye-D platform, the VS-101, contains the most prescribed glaucoma medication worldwide, latanoprost. We believe that the Eye-D platform can be further developed to treat various other ocular conditions. The VS-101 is currently in a Phase 1/2a clinical study in the United States as part of a new drug application under the FDA 505(b)(2) regulatory pathway, the results of which are expected to be obtained in the second half of 2016.
•	IOPtiMate, a commercialized, novel surgical system that enables a non-penetrating, CO2 laser-assisted procedure known as CLASS (CO2 Laser-Assisted Sclerotomy Surgery) to reduce elevated IOP. CLASS is an, automated, easy-to-perform procedure which requires only a short learning curve and provides a safer and more precise alternative to the complex and risky glaucoma surgeries that are currently available. As a result, we believe that the IOPtiMate may enable a wider range of ophthalmic surgeons to perform glaucoma surgeries, and has the potential to replace existing glaucoma medical procedures and drive an increase in the quantity and quality of glaucoma surgeries worldwide. IOPtiMate is currently being marketed through third party distributors primarily to ophthalmologists and medical centers in Asia, Europe and Latin America, where we have obtained the necessary regulatory approvals for marketing and selling the system including CE mark and the Chinese Food and Drug Administration, or CFDA approval. We intend to seek FDA review of the IOPtiMate through a de novo regulatory pathway commencing in 2016, and, if approved, we expect to begin sales in the United States in 2019.
•	TeaRx, a diagnostic solution that provides a multi-assay, objective, rapid, simple, semi-quantitative analysis of tear film constituents in order to identify one or more underlying causes of DES. We believe TeaRx has the potential to be both a clinically valuable point-of-care test as well as a companion diagnostic test that addresses the need for rapid testing and personalized medicine. We expect TeaRx to be a cost-effective, easy-to-use and objective solution that will allow eye-care professionals to diagnose and treat patients who suffer from symptoms of DES, including those who may otherwise be undiagnosed or unidentified. We have completed two TeaRx clinical trials in the United States and intend to initiate a 510(k) regulatory pathway with the FDA in 2016, and, if the FDA clears the diagnostic device through the 510(k) pathway, we expect to begin sales in the United States in 2017.
•	OphRx, our joint venture which is developing eye drops based on a non-invasive drug delivery technology that utilizes LLC as an alternative to the current delivery modalities, such as intravitreal injections, used to treat diseases at the back of the eye. This platform technology can also be used for front of the eye treatments. OphRx is currently in the preclinical stage of development of two product candidates: OPH-101, an alternative topical treatment to intravitreal injections for wet AMD, and OPH-100, a treatment for DES.

Our goal is to be a leading global ophthalmic company by building a diverse and balanced portfolio of innovative products and product candidates, establishing a sales force to maximize the commercial potential of our products, maintaining a global, diverse network of ophthalmic specialists and accelerating knowledge synergies and innovation. We plan to add products and product candidates to our pipeline by expanding our current platform technologies to additional indications and through in-licensing and investing in new platform technologies, technologies, products and product candidates.

Our Success Factors

We believe the following attributes contribute to our success:

•	Notable combination of world-renowned key shareholders and experienced management team as well as a network of ophthalmic specialists. We are supported by strategic shareholders with significant life sciences experience and are led by a proven management team with a strong track record of success. Also, we utilize a global network of ophthalmic specialists to identify large and growing patient populations with significant unmet needs, evaluate and prioritize potential technologies, assist in designing development plans and treatment protocols and determine potential indications of our platform technologies to our target patient populations in various territories.
•	A business approach of maintaining a multi-product pipeline. We are developing a broad and comprehensive ophthalmic product offering, with a pipeline of platform technologies, products and product candidates in various commercial and clinical stages. We believe that this business approach will result in multiple value inflection events, lead to collaborations with other third parties, reduce risk to our business associated with a particular product or product candidate and increase return on investment.
•	Our ability to identify and address significant unmet medical needs. Our pipeline of ophthalmic products and product candidates is based on disruptive platform technologies protected by a comprehensive patent portfolio, and is focused on providing solutions to significant unmet medical needs related to ophthalmic conditions of large and growing patient populations. We believe our current and future ophthalmic products and product candidates should reduce patient non-compliance with drug therapy administration, improve efficacy and safety of treatment, offer better diagnosis, optimize delivery of medications, provide convenience of use, offer competitive in-market price, and increase the availability of adequate reimbursement coding, coverage and payment from government and other third-party payors.
•	We have developed our current products and product candidates through strategic transactions in a relatively short time and in a cost-effective manner. We have been able to identify platform technologies and obtain rights to such platform technologies and other technologies, products and product candidates through investments, collaborations, in-licensing agreements, joint ventures or partnerships. Our shared corporate structure and development of a pipeline of multiple ophthamlmic products allow our various projects to share certain management and infrastructure costs that has produced synergies and driven certain efficiencies. In addition, researchers and project managers across our various project teams are able to share knowledge between themselves and our global network of ophthalmic specialists on an ongoing basis. We believe that these costs and knowledge sharing has resulted in the development of products and product candidates in shorter time and in a cost-effective manner relative to other companies that are reliant on a single technology, or are developing a single product or product candidate, and do not enjoy these synergies and efficiencies.

Our Strategy

The key elements of our strategy are as follows:

•	Develop and expand a balanced and diverse pipeline of ophthalmic products and product candidates. Our existing ophthalmic platform technologies include innovative diagnostics, devices and pharmaceutical products and product candidates in various commercial and clinical stages. We plan to add products and product candidates to our pipeline by expanding our current platform technologies to additional indications and through in-licensing and investing in new platform technologies, technologies, products and product candidates. By maintaining this multi-product approach, we aim to provide a broad and comprehensive product offering, which we believe will result in multiple value inflection events, reduced risks to our business associated with a particular product or product candidate and increased return on investment. Furthermore, product candidates that we develop may create attractive collaboration opportunities with diagnostics, devices and pharmaceutical companies. We also believe that current consolidation trends in the ophthalmic industry may lead to collaborations with other companies with respect to our platform technologies, products, product candidates or our entire business.
•	Target large and growing patient populations with significant unmet needs. Glaucoma, DES and AMD are medical conditions afflicting large and growing global patient populations, each with significant unmet medical needs such as reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offering better diagnosis and optimizing delivery of medications. Our current products and product candidates are designed to address these unmet needs. In particular:
º	Our Eye-D insertable platform is a solution designed to address the widely recognized problem of patient non-compliance with prescribed eye-drop treatment;
º	Our IOPtiMate system is a solution designed to enable safer and more effective glaucoma surgery and is currently marketed and sold mainly in Asia and Europe;
º	Our TeaRx solution addresses the unmet need for objective, quantitative or semi-quantitative tests that enables accurate detection of DES, personalized therapy for DES patients and monitoring of the effectiveness of selected therapy; and
º	Our OphRx’s LLC platform technology has the potential to provide a more efficient and safer delivery of ophthalmic drugs through eye drops, addressing three major unmet needs: patient non-compliance, efficacy and safety.
•	Maintain a global, diverse network of ophthalmic specialists to accelerate knowledge synergies and innovation. We utilize a global network of ophthalmic specialists to identify large and growing patient populations with significant unmet needs, evaluate and prioritize potential technologies, assist in designing development plans and treatment protocols and determine potential indications of our platform technologies to our target patient populations in various territories. Our network of ophthalmic specialists has already enabled us to focus the development of our current products and product candidates in a relatively short time period and in a cost-effective manner. We believe that maintaining this diverse network of ophthalmic specialists and industry specialists will allow us to continue to maximize knowledge and cost synergies, utilize shared commercial infrastructure across products, reduce risks of development and commercialization delays to our overall business and leverage our current and future platform technologies and technologies for additional products and product candidates.
•	Establish a sales force to maximize the commercial potential of our products. Ophthalmic conditions are treated by specialists rather than general physicians, which will allow us to develop a focused commercialization team to market all of our products, maximize our branding and position and control our marketing costs. We intend to establish an ophthalmic sales and marketing organization and strategic partnerships in the United States in 2017 to support all of our products in the United States market. Outside of the United States, we intend to use a network of local distributors in order to educate and train ophthalmic specialists, and have already established relationships and entered into agreements with local distributors in selected countries outside the United States.

Our Market Opportunity

Glaucoma

The treatment of glaucoma comprises one of the largest segments in the ophthalmic market. According to a Market Scope study, there are more than 80 million glaucoma patients worldwide, 7.3 million of whom are located in the United States. According to this study, the rate of diagnosis and treatment of glaucoma and ocular hypertension is increasing, particularly in emerging economies where healthcare infrastructure and access to diagnostic and treatment technologies are improving. Market Scope estimates that the global glaucoma and ocular hypertension populations reached a combined total of 125.5 million people in 2015, and that the number will grow to 141.6 million people by 2020.

According to GlobalData, improving patient compliance with glaucoma medication therapy represents the most significant unmet medical need within the glaucoma medication field. Market Scope expects the global glaucoma pharmaceutical market to climb from approximately $4.7 billion in revenues in 2015 to nearly $6.1 billion in 2020 at a compounded annual rate of 5.1%. The most robust growth in the glaucoma pharmaceutical market is expected to occur in the emerging markets of China, India and Latin America.

GlobalData estimates that glaucoma pharmaceutical sales in the United States are the highest across the seven major pharmaceutical markets; the United States, France, Germany, Italy, Spain, the United Kingdom and Japan, generating $1.7 billion in sales in 2013. This trend is expected to continue, and by the end of the forecast period in 2023, the United States is expected to generate $2.2 billion in sales.

DES

DES is a common disorder of the ocular surface in which the eye produces insufficient tears or tears with abnormal composition. It is one of the leading causes of patients’ visits to eye care practitioners in the United States. In its mild to moderate forms, DES causes pain and discomfort, and can impact vision quality. In its more severe forms, DES can lead to the permanent vision loss. It is estimated that DES affects approximately 100 million people worldwide, approximately 20 to 40 million of whom are people in the United States. DES’s prevalence increases with age, and is extremely common in older people. The condition affects two to three times more women than men. An analysis prepared by researchers at the University of Utah indicated that the average annual cost of managing a patient with DES was $783 from the payors’ perspective. When adjusted for the prevalence of DES nationwide, the overall burden for the United States health-care system would be $3.84 billion.

DES is a complex and multifactorial syndrome that is difficult to diagnose and treat effectively. According to GlobalData, in 2012, DES therapeutic sales were approximately $1.6 billion across the nine largest markets: the United States, France, Germany, Italy, Spain, the United Kingdom, Japan, China and India, and by 2022 sales will grow to $5.5 billion. The majority of the current DES drug sales are in the United States although China and India have the largest number of DES patients. There is only one FDA-approved prescription medication used to treat DES — Restasis, an immunosuppressive agent approved to treat inflammation, which is used to treat chronic dry eye that may be caused by inflammation. Although the product has limited efficacy as a treatment for DES, according to the Allergan Inc.’s 2014 Annual Report, it had total U.S. drug sales of more than $1.0 billion in 2014. A clinical trial funded by Allergan Inc. noted that Restasis eye drops increased tear production in only 15% of patients, compared with 5% of patients in the placebo group. During the past 10 years, approximately 14 companies have unsuccessfully attempted to secure FDA approval for a drug to treat DES and today there are numerous pharmaceutical companies that are attempting to develop new drugs for treating DES.

AMD

AMD is a common eye condition and a leading cause of vision loss among people age 50 and older. AMD causes damage to the macula, a small spot near the center of the retina and the part of the eye needed for sharp, central vision, which enables us to see objects that are straight ahead. The loss of central vision due to AMD can interfere with simple everyday activities. While for some people, AMD advances so slowly that vision loss does not occur for a long time, for others, the disease progresses faster and may lead to a loss of vision in one or both eyes.

According to AMD Alliance International, AMD affects 30 to 50 million people worldwide, with 600,000 new cases diagnosed per year. According to the American Society of Retina Specialists, there are approximately 15 million individuals affected by AMD in the United States. AMD affects 14% to 24% of the U.S. population ages 65 to 74 and up to 35% of people age 74 or higher. In other words, more than one out of three persons can develop signs of AMD with over 200,000 new cases diagnosed every year in the United States.

According to GlobalData, the market for AMD treatment in the United States, the United Kingdom, France, Germany, Italy, Spain and Japan, is forecast to almost double its value from $5.1 billion in 2013 to $10.1 billion by 2023. The main drivers for this considerable expansion are the new therapies entering the market and a global aging society, which are believed to lead to increasing numbers of elderly people developing the age-related retinal disease and using more available therapies. The United States accounted for 49% of the global AMD therapeutics market in 2013 and is expected to achieve a 55% share by 2023, with a forecast to more than double from $2.5 billion to $5.6 billion over the same period.

Anatomy of the Eye

The eye is our vision organ, which reacts to light. It is often compared to a camera as each eye gathers light and then transforms that light into a “picture”. The eye is spherical in shape, with a diameter of approximately 24 mm or one inch. The eye’s components as well as the fluid circulating it maintain the eye’s shape and functionality.

The front of the eye components include the following:

–	Cornea — The cornea is the transparent and smooth front part of the eye. Its curved surface serves the dual purpose of admitting and focusing light. The cornea accounts for about two-thirds of the eye’s total optical power.
–	Sclera — The sclera, also known as the white of the eye, is the opaque, fibrous, protective, outer layer of the eye containing collagen and elastic fibers. The sclera gives the eye its shape, and is opaque to exclude light.
–	Conjunctiva — The conjunctiva is a thin clear moist membrane that coats the inner surfaces of the eyelids and the outer surface of the eye.
–	Iris — The iris is a thin, flat, circular shaped membrane in the eye located behind the cornea. The iris, together with its center adjustable opening, the pupil, is responsible for regulating the amount of light reaching the retina.
–	Anterior Chamber Angle — The anterior chamber angle is located where the cornea meets the iris. This is the site where the aqueous humor drains out of the eye.
–	Schlemm’s Canal — A circular channel in the eye that collects aqueous humor from the anterior chamber and delivers it into the bloodstream via the anterior ciliary veins. The canal transfers approximately 2 – 3 microliters of aqueous humor per minute.
–	Trabecular Meshwork — A filter made up of extracellular matrix. It is thought that the resistance to outflow occurs at the junction where the trabecular meshwork meets the inner wall of Schlemm’s Canal. Aqueous humor moves from the trabecular meshwork into Schlemm’s Canal via pores and giant vacuoles.
–	Aqueous Humor — The optically clear fluid that fills the anterior portion of the eye. It is responsible for maintaining the spherical shape of the eye by maintaining IOP in a normal range. In addition, the aqueous humor supplies nutrients and removes metabolic waste products from areas of the eye that do not have a blood supply, such as the cornea and lens.

The components at the back of the eye include the following:

–	Retina — The third and inner coat of the eye, which is a light-sensitive layer of tissue. It is composed of a series of neurons, which are interconnected by synapses. Light striking the retina initiates a cascade of chemical and electrical signals that are transferred to the brain through the optic nerve.
–	Optic Nerve — The optic nerve is a paired nerve that transmits visual information from the retina to the brain.

Ophthalmic Medical Conditions Overview

Glaucoma

Glaucoma is a collection of ocular disorders characterized by progressive loss of visual field due to optic nerve damage, which usually involves an uncontrolled increase in IOP. Although there are many risk factors associated with the development of glaucoma (such as age, race, myopia, family history and injury), elevated IOP, also known as ocular hypertension, is the only treatable risk factor. The IOP is increased due to blockage of aqueous humor flow from the anterior chamber caused by blockage of the channel through which aqueous humor drains. IOP is associated with optic nerve damage that results in irreversible vision loss and eventual blindness. Patients suffer from glaucoma symptoms across a wide range of IOP levels, but for all glaucoma patients, glaucoma is a chronic disease that requires ongoing and lifelong treatment aimed at slowing the progression of vision loss by reducing elevated IOP.

There are two primary types of glaucoma: open-angle glaucoma, or OAG, and closed-angle glaucoma. OAG is the most common form of glaucoma, accounting for roughly 75 – 95% of all glaucoma cases, depending on the specific market. OAG results from high pressure exerted by the iris against the trabecular meshwork (and the lens), which traps and blocks the aqueous humor.

Treatment with Eye Drops

Once identified, the initial treatment for glaucoma is a dose of drugs delivered through eye drops. The dominant class of glaucoma drugs consists of prostaglandin analogs, or PGAs, of which latanoprost is the most prescribed. PGAs which increase uveoscleral and/or trabecular outflow are the most commonly prescribed drugs due to their low rate of systemic side effects. Other often prescribed PGAs are timolol and brimonidine. Beta blockers, carbonic anhydrase inhibitors and alpha-adrenergic agonists are also commonly used to treat glaucoma, and many patients receive multiple drugs from these classes, in different combinations. According to GlobalData, improving patient compliance with glaucoma medication therapy represents the most significant unmet medical need within the glaucoma medication field. Given the complexity of therapeutic regimens, the chronic use of multiple medications, the need for daily administration, the absence of a beneficial effect that can be observed by the patient and the side effects, patients often do not take their medication consistently or at all. This means that a significant number of patients are neither persistent nor adherent with eye drops medications, and as such are not compliant with their glaucoma drug therapy administration. Several studies employed pharmacy claims information to evaluate adherence to medical therapy. In a study of first-year treatment patterns in a population of over 12,000 patients initiating treatment with PGAs, 48% of the patients discontinued their initial glaucoma medication, while a separate study of over 1,000 patients found that 62% of the patients discontinued their initial glaucoma medication, with only 18% of patients changing to a different medication, such that 44% patients discontinued taking glaucoma medication completely. These results show that the rate of non-compliance with drug therapy administration among glaucoma patients is approximately 50%.

Results of the Glaucoma Adherence and Persistency Study (GAPS) indicate that while 59% of nearly 14,000 patients studied potentially had an ocular hypotensive agent at 12 months, only 10% of these patients had continuously refilled their index glaucoma medication over the 12-month study period. Another study demonstrated that depending on the type of bottle, between 27% and 33% of the patients needed to dispense at least five drops in order to get one drop into their eye. More than one-half of the patients applied multiple drops into the eye, and between 17% and 25% of patients could not place a drop on their eye despite multiple attempts. In a recent study of patients’ attitudes towards an alternative therapy compared to daily drops, nearly

75% of the patients indicated that they were even willing to undergo a subconjunctival injection while over 85% of patients indicated that they were willing to accept higher costs for such treatments.

Given these challenges of persistence and adherence to drug therapy, alternative methods of administration of ocular medication have the potential to address a significant unmet medical need and reduce patient non-compliance with glaucoma medication therapy administration.

Treatment with Surgery

If medication does not sufficiently alleviate a patient’s elevated IOP, there are several medical procedures available, ranging from less invasive in-office procedures such as SLT, to more invasive surgical procedures such as trabeculectomy to reduce elevated IOP. However, SLT is a less effective long-term solution for reducing elevated IOP than surgical procedures, and invasive surgical procedures such as trabeculectomy often result in high post-operation complication rates and long recovery times. Clinical studies show that prevalence of early post-operative complications were reported in more than 45% of patients who underwent a trabeculectomy procedure, and more than 40% of the patients reported late post-operative complications.

In recent years, several implantable drainage devices for glaucoma patients have been developed and commercialized. This family of devices is known as Micro Invasive Glaucoma Surgery, or MIGS, for treating very early stage glaucoma, and is typically implanted during cataract surgery. Results shown in various studies indicate MIGS do not result in short or long term post-operation reduction of elevated IOP in excess of 20%. Therefore MIGS devices are typically recommended for use with mild to moderate IOP levels among glaucoma patients. Given the limitations of existing procedures, a clear and significant unmet medical need exists in the treatment of OAG patients for a safer and more effective medical procedure for glaucoma.

DES

DES is a common disorder of the ocular surface in which the eye produces insufficient tears or tears with abnormal composition. It is one of the leading causes of patients’ visits to eye care practitioners in the United States. In its mild to moderate forms, DES causes pain and discomfort, and can impact vision quality. In its more severe forms, DES can lead to the permanent vision loss. Signs and symptoms, which usually affect both eyes, may include stinging, burning or scratchy sensation in the eyes, sensitivity to light and eye redness.

Additionally, many people suffer from similar symptoms but not from the syndrome itself. According to GlobalData, the number of patients rises every year mainly due to the aging of the population and environmental changes such as use of air conditioners, personal computers and contact lenses, and DES has an estimated incidence of 15% in persons over the age of 65. Despite its wide prevalence, the syndrome is difficult to diagnose and treat since it represents a common classification for several conditions and a large number of parameters must be examined to determine a diagnosis of DES.

When a person blinks, the eyes are resurfaced with the tear film, a thin layer of a complex fluid. When intact, the tear film protects the eyes from most environmental factors such as bacteria, viruses, sand, winds and salt water. When working correctly, the tear film allows for a smooth optical surface, which is essential for clear vision and proper immunity; however, when compromised, a deficient tear film can be a painful and disruptive condition. DES occurs when the tears are not able to provide adequate moisture for a person’s eyes. Tears can be inadequate for many reasons. For example, the syndrome may occur if a person’s eye does not produce enough tears or if it produces poor-quality tears.

Treatments for DES can include lifestyle changes, medical devices and eye drops. For more severe cases of DES, surgery may be an option. The basic treatment for the syndrome consists of tear substitutes, which only address the syndrome’s symptoms, but does not treat to the DES causes.

The most commonly used tests to diagnose DES are subjective, do not correlate well with symptoms, can be invasive for patients and may require considerable time. All these factors have constrained the diagnosis and treatment of the DES patient population. Objective, quantitative diagnostic tests that correlate well with the causes and severity of DES syndrome have not been found, making it difficult for physicians to differentiate DES symptoms from other eye diseases that present similar symptoms, such as infectious, bacterial or viral diseases, non-infectious ocular allergies, or conjunctivochalasis. We believe that in order to effectively diagnose and treat DES, physicians must have an accurate test for the detection and monitoring of DES, in order to personalize therapy for DES patients and have the ability to determine the effectiveness of the selected therapy.

There are several tear film constituents, which, in the event of a change in concentration, can indicate a problem that results in DES, such as proteins, sugars, enzymes and others. It is therefore presumed that these constituents play an important role in the quality of the tear film and in protection of the eye surface. Since DES is a multifactorial syndrome, each patient can suffer from a deficiency of one or more of these constituents. In order to allow physicians to treat patients with the correct treatment, it is very important to identify sub-groups of the syndrome. This can also assist pharmaceutical companies in identifying sub-groups for development of new therapies for treating the syndrome, as well as additional companion diagnostic tools for physicians’ use.

The Schirmer’s test, a quantitative test of the tear films, was introduced in 1903 with a specificity usually ranging around 90%, but with a low sensitivity range of approximately 25%. Despite this only being an indication for the quantity of tears, the test is still used as first-line diagnosis for patients suffering from DES. The other commonly used tests available for an ophthalmologist to check the status of the eye and the severity of the syndrome include staining tests of the surface of the eye to assess the damage to the cornea and conjunctiva, a test to measure the tear film break-up time, or TFBUT, the Ocular Surface Disease Index, or OSDI, a questionnaire to determine the level of discomfort and interference with daily activities and more. In recent years, intensive efforts have been made to identify additional constituents that play a significant role in the tear film and in protecting the eye surface. The majority of these constituents have been shown to be involved in protecting the delicate balance of the normal functions of tear fluid. There are various laboratory techniques for measuring each of these components, but most of them are not currently available to clinicians. In addition, there are currently two commercial products available that use a single quantitative component each: a product manufactured by TearLab Corporation, which uses the tear fluid osmolality as an indication for DES and a relatively new commercial product named InflammaDry, manufactured by Rapid Pathogen Screening, Inc., which identifies the level of the matrix metalloproteinase-9 (MMP-9) protein as an indication for DES.

AMD

AMD is a common eye condition and a leading cause of vision loss among people age 50 and older. AMD causes damage to the macula, a small spot near the center of the retina and the part of the eye needed for sharp, central vision, which enables us to see objects that are straight ahead. The loss of central vision due to AMD can interfere with simple everyday activities. While for some people, AMD advances so slowly that vision loss does not occur for a long time, for others, the disease progresses faster and may lead to a loss of vision in one or both eyes.

There are two types of AMD, commonly referred to as dry and wet. Of the two common types, wet AMD accounts for 10% to 15% of AMD cases, but wet AMD cases progress faster to cause approximately 90% of all cases of severe vision loss from AMD. In wet AMD, abnormal blood vessels under the retina begin to grow toward the macula. Because these new blood vessels are abnormal, they tend to break, bleed, and leak fluid, damaging the macula and causing it to lift up and pull away from its base. This condition can result in a rapid and severe loss of central vision. Therapies for wet AMD have historically included photodynamic therapy or regular intraocular drug injections. In dry AMD, small white or yellowish deposits, called drusen, are formed on the retina, beneath the macula, causing the macula to deteriorate or degenerate over time. There is no currently available approved treatment or cure for dry AMD.

Eye care professionals can utilize different therapies to prevent further vision loss resulting from wet AMD:

•	Intravitreal Injections. This therapy is aimed at slowing the progression of wet AMD by injecting drugs into the eyeball. With wet AMD, abnormally high levels of vascular endothelial growth factor, or VEGF, are secreted in the eyes. VEGF is a protein that promotes the growth of new abnormal blood vessels. Anti-VEGF injection therapy blocks this growth. If a patient receives this treatment, he or she may need multiple monthly injections.

A number of therapies have been developed to block the effects of VEGF by binding to and sequestering the protein. The standard-of-care therapies include the following:

–	Lucentis is a recombinant humanized monoclonal antibody fragment that binds to and inhibits VEGF proteins in the eye. Lucentis was approved in the United States in 2006 and in Europe in 2007, and according to GlobalData, achieved worldwide sales of $4.3 billion in 2014.
–	Eylea is a recombinant fusion protein containing portions of the human VEGF receptor that binds to soluble VEGF. Approved in the United States in 2011, Eylea has exhibited strong adoption in the market due to its more convenient dosing regimen compared to Lucentis. According to Regeneron Pharmaceuticals, Inc.’s 2014 annual report, Eylea achieved global sales of $2.78 billion in 2014.
–	Avastin is a recombinant human monoclonal antibody that binds to VEGF and is approved as an anti-cancer agent. Avastin is widely prescribed off-label for treating wet AMD.
•	Photodynamic therapy. This technique involves laser treatment of select areas of the retina. First, a drug called verteporfin is injected into a vein in the arm. The drug travels through the blood vessels in the body, and is absorbed by new, growing blood vessels. The eye care professional then shines a laser beam into the eye to activate the drug in the new abnormal blood vessels, while sparing normal ones. This procedure is less common than anti-VEGF injections, and is often used in combination with them for specific types of wet AMD.
•	Laser surgery. Eye care professionals treat certain cases of wet AMD with laser surgery, though this is less common than other treatments. It involves aiming an intense “hot” laser at the abnormal blood vessels in the eyes to destroy them.

Ophthalmic drug delivery is one of the most challenging endeavors facing the pharmaceutical scientist. The anatomy, physiology, and biochemistry of the eye render this organ highly impervious to foreign substances. Drug delivery to the eye can be broadly classified into anterior (front) and posterior (back) segments. Conventional systems like eye drops, suspensions, and ointments mainly target the diseases in the anterior, or front segment of eye, and do not reach the posterior, or back segment of the eye. The posterior segment of the eye (retina, vitreous, choroid) can be treated by a high drug dosage regimen given intravenously, by intravitreal administration or implants or by periocular injections. The injections have several drawbacks: they are invasive, create significant discomfort and are expensive, and some patients have experienced detached retinas and serious infections inside the eye as a result. Consequently, there is a significant unmet need for a non-invasive drug delivery system for the posterior segment, which circumvents the protective barriers of the eye without causing permanent tissue damage, while delivering an optimal concentration of a drug at the active site for the appropriate duration.

Our Solutions

Our Eye-D VS-101 Solution for Glaucoma

Eye-D is an in-office insertable platform that provides for controlled release of ophthalmic medications over time, thereby resolving poor compliance with eye-drop treatments and providing 100% patient compliance with drug therapy. Our first product candidate utilizing the Eye-D platform, the VS-101, contains the most prescribed glaucoma medication, latanoprost. We believe that the Eye-D platform can be further developed to treat various other ocular conditions.

To eliminate patient non-compliance and ensure consistent drug administration, we are developing our first Eye-D product candidate, VS-101, a non-biodegradable insert that provides a sustained release of latanoprost.

A simple in-office procedure, in which a doctor places the VS-101 latanoprost subconjunctival insert through a small opening created in the conjunctiva, enables the VS-101 to release latanoprost in a controlled manner over time, ensuring 100% patient compliance to drug therapy.

The VS-101 Solution

The VS-101 insert has been designed to allow long-term, controlled release of very low, precise quantities of latanoprost free acid, which requires incorporation of a solid form of latanoprost free acid. The VS-101 insert contains latanoprost free acid arginine, which elutes at a low but constant therapeutic level. The VS-101 is composed of a matrix of latanoprost free acid arginine and EVA-25 (poly ethylene-co-vinyl acetate, vinyl acetate 25% by weight) incorporated into a semi-permeable, non-biodegradable polymer consisting of EVA-18 (poly ethylene-co-vinyl acetate, vinyl acetate 18% by weight).

The VS-101 drug release is based on passive, concentration gradient-driven molecular diffusion of the drug. The VS-101 is intended to elute latanoprost free acid at a rate of 0.007 to 0.072 μg/day over a period of three months or longer. Three distinct doses of latanoprost free acid arginine have been developed for clinical evaluation. Since one 30μL drop of 0.005% Xalatan®, Pfizer Inc.’s latanoprost ophthalmic solution contains approximately 1.5μg of latanoprost, the equivalent latanoprost exposure from the VS-101 is approximately 20 to 200 times lower per day than that from a treatment with Xalatan® via eye drops, significantly increasing its safety profile. When the latanoprost free acid in the VS-101 has been effectively depleted, the insert can be replaced with a new insert placed under the subconjunctiva, allowing treatment to continue.

The VS-101 is currently in a Phase 1/2a clinical study in the United States as part of its new drug application under the FDA 505(b)(2) regulatory pathway, the results of which are expected to be obtained in the second half of 2016. The clinical study of the VS-101 is conducted in patients with OAG or ocular hypertension, with elevated IOP controlled by topical treatment with latanoprost eye drops. The objective of this study is to evaluate the safety and efficacy of three doses of sustained-release latanoprost free acid from VS-101 as compared to the standard latanoprost prescribed eye drops. Potential study participants with OAG or ocular hypertension and with elevated IOP controlled by latanoprost monotherapy in both eyes are being screened for eligibility, and consents are requested. Eligible subjects are randomized to one of the following four treatment groups: VS-101 dose 1 — low elution, VS-101 dose 2 — medium elution, VS-101 dose 3 — high elution and treatment group 4 — latanoprost 0.005% eye-drops.

Investigators and subjects assigned to treatment with one of the VS-101 doses are masked to the specific dose level. Subjects assigned to one of the VS-101 treatment groups receive one VS-101 insert in each eye; the eye with higher IOP at baseline is assigned the study eye. The control group is treated with latanoprost 0.005% eye drops in both eyes for the duration of the study. Additionally, IOP measurements in all study subjects will be performed by masked examiners. The VS-101 will be removed at the completion of the study (12 weeks).

Prior to the Phase 1/2a clinical study, we conducted pre-clinical testing for the VS-101 consisting of a Good Laboratory Practice ocular toxicity study of this drug product in rabbits. The intent of the study was to support an FDA Investigational New Drug, or IND requirement to be followed by a clinical trial in patients with primary OAG or ocular hypertension. The objective of the pre-clinical study was to characterize the ocular tolerance of VS-101 following bilateral subconjunctival implantation. A total of 52 rabbits (26 males and 26 females) were assigned to treatment with either a placebo insert or one of three active insert doses containing latanoprost free acid arginine.

No adverse effects were observed in rabbits with twice-daily ocular instillation of latanoprost doses up to 25 μg/eye. The study report showed all animals survived to the scheduled terminal sacrifice, and there were no adverse effects on body weights, food consumption, or any of the non-ophthalmic clinical observations. No hematology, coagulation or clinical chemistry changes from baseline were observed at days 31 or 85, even at the highest dose tested.

Our IOPtiMate Solution for Glaucoma

Our IOPtiMate is a novel laser-assisted surgical system intended to treat patients with OAG. It is the only surgical laser system that enables a non-penetrating CO2 laser-assisted medical procedure known as CLASS to reduce elevated IOP. IOPtiMate permits ophthalmic surgeons to perform accurate deep sclerectomy glaucoma surgery, which reduces elevated IOP by thinning the sclera without penetrating the eyeball. CLASS is an, automated, easy-to-perform procedure which requires only a short learning curve and provides a safer and more precise alternative to the currently complex and risky glaucoma surgeries. As a result, we believe that IOPtiMate may also enable a wider range of ophthalmic surgeons to perform glaucoma surgeries, and has the potential to replace existing glaucoma medical procedures and drive an increase in the quantity and quality of glaucoma surgeries worldwide. The CLASS procedure requires only local anesthesia and is performed as an outpatient procedure. Over 1,500 CLASS procedures have already been conducted using our IOPtiMate system worldwide to date. IOPtiMate can be combined with any ophthalmic microscope in ophthalmology operating rooms.

# Our IOPtiMate System

**The Propriety Scanner**
The scanner is connected to the control unit, attached to the microscope and operated by a foot-switch. By using a sophisticated system of servo-engines and optics, the scanner guides the laser beam and accurately ablates the sclera [as per the pre-selected area and pattern].

**The Laser & our Propriety Control Unit**
The surgeon chooses the program parameters on the LCD touch-screen and initiates the laser operation.

Our clinical results, compared to clinical results from the Tube Versus Trabeculectomy, or TvT, study, have indicated that IOPtiMate’s CLASS results are similar in reducing IOP and medication as trabeculectomy five years after the procedure was performed, with significantly lower early and late post-operation complication rates compared to trabeculectomy. IOPtiMate’s CLASS procedure is designed to achieve functional, simple, safe, reproducible and optimal results from surgery, with minimal side effects and reduced recovery time. To date, we are unaware of any other available product that enables performance of this procedure without penetrating the anterior chamber. As such, we believe the IOPtiMate system demonstrates clear advantages over current medical procedures.

IOPtiMate’s CLASS procedure thins the sclera wall via ablating surges at the Schlemm’s canal area without penetrating the scleral wall, thereby reducing IOP by facilitating percolation of intraocular fluid from the eye through the remaining membrane. Because infrared CO2 laser radiation is absorbed and blocked by water and aqueous solutions, its ability to ablate tissues when applied over wet tissues is reduced and does not allow the procedure to penetrate into the eye. Therefore, the remaining thin scleral layer remains intact, without penetration into the eye, which is known to be the source of most ophthalmic surgery complications, adverse events and side effects.

To date, we have conducted clinical trials including 111 CLASS procedures using IOPtiMate in the context of prospective and retrospective clinical trials conducted in nine locations around the world: Italy, Spain, Switzerland, Russia, Mexico, India, and Israel. In these clinical trials, 81 subjects were monitored for a 12-month period following the surgery, 53 subjects were monitored for a 24-month period, 41 subjects were monitored for a 36-month period, 24 subjects were monitored for a 48-month period and 21 subjects were monitored for a 60-month period. In addition, there is continuous follow-up with patients for longer periods, which will be validated in future statistical analysis. The analysis of the results, as described below, demonstrate that there was a clinically significant reduction in elevated IOP as well as a significant reduction in the amount of medication required for post-operation control of IOP compared to the amount required prior to the surgery. The IOPtiMate system’s safety profile during the surgery and throughout the monitoring period showed a significant reduction in side effects compared to the alternative procedures.

The analysis of the results of our clinical trials conducted thus far suggests that pre-operation IOP was an average 25.8 mmHg, which was reduced to 13.5 mmHg after 12 months of monitoring, 13.0 mmHg after 24 months, 14.2 mmHg after 36 months, 13.8 mmHg after 48 months and 14.3 mmHg after 60 months of monitoring, as can be seen in Figure 1 below. These IOP parameters are similar to the parameters in medical literature regarding trabeculectomy procedures and therefore demonstrate that the efficacy of IOPtiMate’s CLASS procedure is identical to the standard of care glaucoma eye surgery, without penetrating into the eye. The average number of drug administrations needed for balancing IOP per patient was 2.4 per day before the surgery and dropped to an average of approximately 0.7 administrations per patient per day one, two, three, four and five years following the surgery, as shown in Figure 1 below.

The incidence of side effects and complications from the surgery using IOPtiMate during a monitoring period of up to 60 months were lower than the incidence of side effects and complications arising from the most widely used procedure for glaucoma treatment (a trabeculectomy procedure) as shown in Figures 2 – 5 below. In addition, the rate of serious complications is lower using IOPtiMate than those related to a trabeculectomy.

Figure 1: IOP over time comparison between IOPtiMate’s CLASS and trabeculectomy1 up to 5-year follow-up

30
25
20
15
10
5
0
Pressure [mmHg]
CLASS
Trab
25.8 ± 5.4
N=100
25.6 ± 5.3
N=105
13.5 ± 4.1
N=81
12.7 ± 5.8
N=87
13.0 ± 3.1
N=53
12.1 ± 5.0
N=72
14.2 ± 2.9
N=41
13.5 ± 6.9
N=68
13.8 ± 3.0
N=24
12.9 ± 6.1
N=65
14.3 ± 2.6
N=21
12.6 ± 5.9
N=63
Pre Operation
1Y
2Y
3Y
4Y
5Y

[1]	AM J Ophthalmol. 2012 May; 153(5):789-803. Treatment outcomes in the Tube Versus Trabeculectomy (TVT) study after five years of follow-up; Gedde SJ

Figure 2: Total number of complications comparison between IOPtiMate’s CLASS and trabeculectomy2 at 5-year follow-up

Figure 3: Early (≤1 month) post-operation complications comparison between IOPtiMate’s CLASS and trabeculectomy3

[2]	Am J Ophthalmol. 2012;153:804-814. Postoperative complications in the tube versus trabeculectomy study during 5 years of follow up. S.J. Gedde
[3]	American Journal of Ophthalmology (2007) Volume: 143, Issue: 1, Pages: 23 – 31; Surgical complications in the Tube Versus Trabeculectomy Study during the first year of follow-up; Steven J Gedde

Figure 4: Late post-operation complications comparison between IOPtiMate’s CLASS and trabeculectomy at 5-year follow-up4

*	Comparisons in tables are based on actual results from our clinical trial with regards to IOPtiMate compared to trabeculectomy results as shown in the TvT study.

Our TeaRx Solution for DES

The unavailability of objective, quantitative or semi-quantitative tests which allow for the accurate detection of DES, personalized therapy for DES patients and monitoring of the effectiveness of selected therapy, represent significant unmet medical needs. Our solution, TeaRx, uniquely allows rapid, simple, semi-quantitative, multi-assay analysis of the tear film constituents in order to identify patients with one or more of the underlying causes of DES, and is thereby positioned to be both a clinically valuable point-of-care test and a companion diagnostic test. TeaRx is based on a multi-assay, semi-quantitative assessment of number of key constituents of the tear film. The test enables the identification of the concentrations of a number of tear’s constituents that make up the tear liquid and thereby enables diagnosis of DES patients. The test has the potential to identify sub-groups of DES patients, which could lead to the development of new therapies to treat the syndrome. The test could also serve as a companion diagnostic tool to identify sub-groups of responders and non-responders to a specific drug and to set objective end-points to clinical trials and treatment which currently are based on signs and symptoms.

In February 2015, we completed a U.S. clinical study that was designed to compare widely used benchmark tests for dry eye with our TeaRx diagnostic assays that test constituents of the tear film. In this study, consisting of approximately 200 subjects, the Schirmer’s test, TFBUT, staining test of the surface of the eye, and OSDI results were compared with our TeaRx diagnostic assays. The study analysis was based on testing the sample extremes, quartiles 1 and 4, representing the enrolled subjects with largest differences for each metric. This approach resulted in positive statistical correlations that showed many of the predicted trends and correlations between the widely used benchmark tests and the TeaRx diagnostic assay tests, which measure tear film constituents. The positive correlations that were identified indicate a unique ability for improving the DES diagnosis by objective quantification of measures over subjective evaluation. In January 2016, we completed a second U.S. clinical study that was designed to assess the effectiveness of the TeaRx multi-assay test in evaluating tears’ components of healthy subjects as well as of patients suffering from DES.

[4]	Am J Ophthalmol. 2012;153:804-814. Postoperative complications in the tube versus trabeculectomy study during 5 years of follow up. S.J. Gedde

This prospective study enrolled 74 subjects in the United States. All study subjects were evaluated using a composite of four widely used benchmark tests for the assessment of DES, which were used in previous FDA regulatory approval processes for other DES products, to define and distinguish populations of healthy subjects from those with different grades of DES. Study subjects were also evaluated using TeaRx assays. The selected combination of TeaRx assays and the subjects’ demographic data were used to build a predictive statistical model as a means to determine the combination assays which provides the best multi-assay test diagnostic power.

Study results demonstrated sensitivity of 86%, specificity of 87% and a positive predictive value of 87% for the TeaRx multi-assay test. The study results also demonstrated that the TeaRx multi-assay testing approach, which incorporates a combination of tear constituents originating from different locations in the eye, has the ability to provide a more robust diagnostic output than other already marketed DES diagnostic tests.

Based on the positive results of our second clinical study, we are preparing for a pre-IDE submission to be submitted to the FDA in 2016. If our anticipated 510(k) regulatory clearance process with the FDA is successful, we plan to initiate our commercial launch of the TeaRx test in the United States in 2017.

Our OphRx LLC Solution for AMD and DES

OphRx is developing eye drops based on a non-invasive drug delivery platform technology that utilizes LLCs, as an alternative to the current delivery modalities used to treat diseases at the back of the eye. This platform technology can also be used for front of the eye treatments. The LLC is a molecular structure which amplifies the penetration of various materials through various membranes. The innovative structure of OphRx’s LLC platform technology creates a delivery mechanism that loads different molecules and releases them in a controlled manner at the target location.

OphRx is currently in the preclinical stage of development of two product candidates: OPH-101, an alternative treatment to the drug injections for wet AMD, and OPH-100, for the treatment of DES. The results of an initial preclinical study showed that the delivery platform enables more efficient and safer drug delivery for both the front and back of the eye.

Research and Development

Our research and development efforts are primarily focused on:

•	Continuing to in-license or invest in new ophthalmic platform technologies, technologies, products and product candidates;
•	Further expanding the use of our platform technologies to develop additional indications for additional unmet medical needs;
•	Exploring strategic partnerships with well-established diagnostics, devices and pharmaceutical companies;
•	Engaging in financial collaborations partnerships to co-finance early stage projects in a risk-sharing based model; and
•	Leveraging our knowledge sharing approach to identify innovations that provide solutions to large and growing patient populations with significant unmet medical needs while allowing savings in development costs and time to market.

We believe that our business approach maximizes the potential for success of multiple products while mitigating risks associated with one-time failures or development delays that may be associated with a single product or product candidate.

As of March 8, 2016, our research and development process is supported by multiple clinical research programs and regulatory affairs activities. Our research and development team consists of seven employees, supported by a global network of ophthalmic specialists. This combination of in-house and outsourced research and development teams helps us to better utilize our resources, conduct focused development efforts and leverage capabilities and expertise. Our ophthalmic pipeline of products and product candidates research and development expenses, net, were approximately NIS 10.7 million (approximately $2.7 million),

NIS 12.0 million (approximately $3.1 million), and NIS 6.8 million (approximately $1.7 million), in the years ended December 31, 2013 and 2014, and for the nine month period ended September 30, 2015, respectively. We expect our research and development expenses to increase as we continue to devote significant resources to clinical trials and regulatory approvals of our product and product candidates. See “Use of Proceeds.”

The following table summarizes key information about our current on-going product pipeline development programs and plans through 2018:

Sales, Marketing and Distribution

Ophthalmic conditions are generally treated today by specialists rather than general physicians, which will allow us to develop a focused commercialization team to market our products to ophthalmologists, optometrists, other eye care professionals and medical centers, maximizing our branding and position while controlling our marketing costs. In the United States, we intend to enter into strategic partnerships and establish our own ophthalmic sales and marketing organization following the receipt of TeaRx FDA clearance, which we expect to obtain in 2017. We anticipate that our sales and marketing organization will support all of our products in the U.S. market by introducing specialists to our products, helping them to integrate our products into their practices and providing resources to support reimbursement.

Outside of the United States, we generally intend to use a network of local distributors in order to educate and train ophthalmic specialists and have already established relationships and entered into agreements with local distributors in selected countries. In some of the potential markets outside the United States, we intend to retain our own sales and marketing team to support local distributors. We intend to monitor our sales progress in various markets and will consider conversion to a direct sales approach on a country-by-country basis, depending on our assessment of market conditions, net sales and profitability trends, reimbursement coding, payment and coverage potential, and other factors.

We plan to expand the utilization of IOPtiMate by offering the system and procedure to cataract surgeons for performing combined procedures (glaucoma and cataract operations in one procedure).

We intend to offer market-tailored and customer-tailored sales models based on the requirements of the relevant market with respect to the specific market’s structure and competition, economic environment and monetary reimbursement. We have a flexible business model enabling us to sell the system as a capital equipment, pay per procedure or lease to own.

IOPtiMate is currently being marketed through third party distributors primarily to ophthalmologists and medical centers in Asia, Europe and Latin America, where we have obtained the necessary regulatory approvals for marketing and selling the system including CE mark and the Chinese Food and Drug Administration, or CFDA approval. These marketing efforts have resulted in recent initial sales of IOPtiMate in China, Hong Kong, Poland, Hungary, Romania, Portugal and Peru. We are currently in the process of negotiating distribution agreements in additional countries worldwide. In selected markets such as China, Germany and France, we have already recruited local distributors and believe that we can gain significant acceptance over the next five years by Chinese and European glaucoma and glaucoma/cataract specialists who perform glaucoma surgery. We intend to seek FDA review of the IOPtiMate system using de novo regulatory pathway commencing in 2016, and if approved based on our current regulatory strategy, we expect to begin sales in the United States in 2019.

As part of our current strategy for IOPtiMate, we are primarily targeting large emerging markets, led by Asia and mainly China, where there is a significant and growing need for effective and safe solutions for glaucoma treatments, primarily because of the challenges associated with obtaining follow-up care and a supply of subscription drugs on a regular basis, as well as effectively treating post-operation complications. In these markets, the competitive advantage of IOPtiMate is gained from significantly reducing post-operation complications and the number of follow-up visits and supplemental treatments. We also intend to target Europe as another primary market for IOPtiMate, because of its high number of glaucoma patients and established reimbursement for glaucoma surgery. Upon FDA approval of IOPtiMate, we plan to also target glaucoma surgeons in the United States. Marketing of IOPtiMate is expected to be targeted towards ophthalmic hospitals, ambulatory operating rooms and other ophthalmic surgical facilities and centers.

Manufacturing

Our products are manufactured by various third party contractors with whom we have entered into manufacturing agreements. As we develop our pipeline of products and product candidates, we anticipate continuing to outsource the manufacturing of our products.

Competition

We face potential competition from two main groups of ophthalmic companies as follows:

•	Large companies such as Alcon, Inc., Allergan, Inc. and Bausch & Lomb Inc., each of which have wide product offerings comprised of ophthalmic diagnostics, devices and pharmaceuticals, and also large pharmaceutical companies that have specialized ophthalmic divisions such as Roche Holding AG and Shire Plc, and;
•	Emerging companies such as TearLab Corporation, Eleven Biotherapeutics Inc. and others that generally focus on a single platform technology or a limited product portfolio.

Many of our competitors have greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory clearances or approvals and marketing cleared or approved products than we do. Emerging companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Both the large and the emerging ophthalmic companies also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring additional technologies.

The key competitive factors affecting each of our products and product candidates, if approved for marketing, are our ability to provide solutions for a significant unmet medical need such as improving the efficacy and safety of protocol of treatment, reducing patient non-compliance with drug therapy administration, optimizing delivery of existing medications, offering better diagnosis, providing convenience of use, competitive in-market price, and increasing the availability of adequate reimbursement from government and other third-party payors. Our continuing success with the discovery or identification of new ophthalmic platform technologies, technologies, products and product candidates that address significant medical unmet needs, also through our ophthalmic expert network represents a key competitive factor that we believe will affect our near and long team success.

We believe that our innovative business model will provide us with a sustainable ophthalmic product pipeline, and that our current and future platform technologies and technologies, knowledge, experience and scientific resources will continue to provide us with clear competitive advantages.

Eye-D

Our VS-101, if approved, will face competition from generic and branded versions of existing PGA and other glaucoma drugs that are administered in a different manner, typically through eye drops. Potential competitors that have products in various clinical stages of developing sustained drug release products for treating glaucoma include Allergan, Inc., with its biodegradable intraocular implant consisting of a PGA and a biodegradable polymer matrix, Envisia Therapeutics Inc., which develops the PRINT particle therapeutics, ForSight VISION5, Inc., with its sustained release ocular insert placed on the surface of the eye and Ocular Therapeutix, Inc. and Mati Therapeutics Inc., which are developing sustained release treatment through punctum plugs. In addition, several other companies have announced their intention to develop products for treatment of glaucoma using sustained release therapy, although most of these products are at early stages of development.

IOPtiMate

IOPtiMate competes primarily with products used for surgical procedures, principally trabeculectomy, and similar procedures which use shunts like the EX-PRESS shunt sold by Alcon, Inc., valves like Ahmed Valve sold by New World Medical Inc. and the BAERVELDT® glaucoma implant sold by Abbott Medical Optics Inc. IOPtiMate also competes with a canaloplasty product for the surgical treatment of glaucoma that is currently being marketed by Ellex Medical Lasers Limited.

MIGS is a new category in glaucoma surgery, most commonly used to treat mild to moderate glaucoma, mainly in patients who are also undergoing cataract removal. The main MIGS products are the iStent by Glaukos Inc., Trabectome by NeoMedix Inc., XEN Gel stent by Aquasys Inc., CYPASS by Transcend Medical, Inc., and the Hydrus microstent by Ivantis Inc. Some of these products have been approved by the FDA while others are still under development and clinical trials and are not yet commercially available.

TeaRx

Our TeaRx product candidate is expected to compete with widely used benchmark tests for DES, such as the Schirmer’s test, the TFBUT, patient questionnaires and staining of corneal and conjunctival epithelial cell damage. TearLab Corporation’s osmolarity DES kit is the only commercial product, that we are aware of, based on a single quantitative parameter, and Rapid Pathogen Screening, Inc.’s InflammaDry MMP9 DES kit is the only commercial product that we are aware of based on a single qualitative parameter. TeaRx, if cleared, could represent an alternative diagnostic point-of-care test, in addition to serving as a complementary point-of-care test to other current tests. We believe TeaRx is also positioned to be a unique clinically valuable companion diagnostic test.

OphRx’s LLC OPH-101 and OPH-100

The four FDA approved drugs that are used for treating wet AMD through intravitreal injections are Roche Holding AG’s Avastin®, Genentech Inc.’s Lucentis®, Bausch and Lomb Inc.’s Macugen®, and Regeneron Pharmaceuticals, Inc.’s Eylea®. Bayer AG and Pfizer Inc. have two product candidates in an FDA Phase 1 clinical stage that represent an alternative treatment solution to the intravitreal drug injections for wet AMD by using eye drops that could directly compete with OphRx’s OPH-101.

Restasis eye drops, an immunosuppressive agent used to treat chronic dry eye that may be caused by inflammation using eye drops is the only FDA-approved prescription medication used for the treatment of DES. In addition, Shire Plc, Rigel Pharmaceuticals, Inc., Allergan, Inc., MC2 Biotek Group, Novaliq GmbH and others have product candidates that are post FDA Phase 1 through Phase 3 clinical studies that attempt to develop new formulations of drugs for treatment of DES using eye drops that could directly compete with OphRx’s OPH-100.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our products and product candidates, technology, methods of treatment, and know-how, to operate without infringing the proprietary rights of others, and to prevent others from infringing our proprietary rights.

Our intellectual property is owned or licensed by our subsidiaries. We, through our subsidiaries, own or hold rights to several issued patents in the United States and worldwide in at least eight patent families and have multiple applications for additional patents worldwide, all as further described below. We have registered trademarks or have filed applications for trademarks related to Eye-D, IOPtiMate, IOPtima, the IOPtiMate brand name, CLASS and TeaRx in various jurisdictions.

Patents

We have an exclusive option to acquire an exclusive license for Novaer’s intellectual property with respect to our Eye-D product candidates. See “Agreements with Third Parties — Option Agreement with Novaer LLC.” In addition to the granted patents, we plan to seek new patents as our development process continues. Novaer’s patent portfolio includes U.S. issued patents and pending applications as well as corresponding pending patent applications in one or more of Australia, Japan, Europe and Canada. Specifically, the patent portfolio includes the following issued U.S. patents:

•	a drug delivery device containing an active pharmaceutical ingredient, scheduled to expire in mid-2031,
•	a latanoprost free active ingredient, scheduled to expire in late 2030, and
•	a latanoprost free active ingredient, scheduled to expire in late 2031.

In addition to these issued patents, Novaer is also pursuing a pending U.S. patent application directed to a method of treating an ocular condition, which, if issued, is scheduled to expire in mid-2031.

The IOPtiMate system technology consists of the combined laser with the scanner device, the properties of using the IOPtiMate system for performing CLASS procedures, and the IOPtiMate system scanning and set parameters. The combination of these components are patent protected worldwide, as a result of which we own a patent portfolio of three different patent families in countries such as the United States, Canada, Brazil, China, India, Japan, Germany, the United Kingdom, Spain, Italy, Switzerland and Israel. Our first patent family, submitted in 2002, will begin expiring in 2022. Our second, submitted in 2004, will begin expiring in 2024, and our third, submitted in 2012, will begin expiring in 2030.

Our TeaRx product candidate relies on two patent families, one (in the national phase submitted November 2012) of which covers the concept of multi-parameter analysis of the tear film components and the different components of the tear film, with each component as a separate application. A total of 10 patent applications have been made including six U.S. provisional applications, one U.S. non-provisional application, two European applications, and one Israeli application. If granted, these patents are expected to expire at various dates between 2032 and 2037.

OphRx’s two leading LLC product candidates rely on a technology that is related to the technologies described in two patent families, one of which was filed in June 2003, and the other in June 2010. These two patent families are platform patents, for technologies based on which any desired specific active ingredient may be formulated. In addition, specific patents combining the related active ingredients used for OPH-101 and OPH-100 for AMD and DES, respectively, are expected to be filed in 2016.

We are not aware of any impediments to the patent applications being granted in the United States or other jurisdictions. However, our patent applications may never issue as patents, and our issued patents and any that may issue in the future may be challenged, invalidated or circumvented.

Trademarks

In October 2015 we filed a trademark application with the USPTO for the Eye-D trademark.

We have also filed for trademark protection for IOPtima, the IOPtiMate brand name and CLASS, which refers to our believed to be unique procedure and that we use in marketing our procedure. The IOPtima and CLASS trademarks are registered in China. The IOPtiMate trademark is registered in the United States, Brazil, Europe, China, India and Israel.

In July 2015 we received a Notice of Allowance from the USPTO concerning our application to register TeaRx as a U.S. trademark.

Trade Secrets and Confidential Information

We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our proprietary technology and manufacturing process in part by confidentiality and invention assignment agreements with employees, under which they are bound to assign to us inventions made during the term of their employment. These agreements further prohibit our employees from using, disclosing, or bringing onto the premises any proprietary information belonging to a third party. In addition, we generally require our consultants, scientific advisors and contractors to sign agreements under which they must assign to us any inventions that relate to our business and are otherwise prohibited from disclosing or using our proprietary information except under our authorization. These agreements also prohibit our counterparties from incorporating into any inventions the proprietary rights of third parties without informing us. It is our policy to require all employees to document potential inventions and other intellectual property in laboratory notebooks and to disclose inventions to patent counsel using invention disclosure forms.

We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In additions, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Agreements with Third Parties

Eye-D — Option Agreement with Novaer LLC

Under a technology license option agreement with Novaer, dated as of October 2012, as amended, we, through our subsidiary ViSci Ltd., or ViSci, have an irrevocable exclusive option from Novaer exercisable, at any time until October 2021, to acquire an exclusive worldwide, perpetual, transferable license, including the right to sub-license, with respect to any product using the Novaer proprietary sustained delivery drug insert and related know-how (but excluding certain products as defined in the agreement), including for purposes of research and development, commercialization, manufacturing, licensing, exporting, distribution, marketing, sales and services. Until we exercise our option, we may only use Novaer’s intellectual property for research and development activities and not for commercialization. Furthermore, new intellectual property created by us prior to the option exercise will be owned by us, but until the option is exercised, we may only use such intellectual property for research and development and will not be able to grant sub-licenses with respect to such intellectual property. Any new intellectual property created by Novaer or Novaer’s part of any intellectual property created jointly with us shall be licensed to us under specific terms. We are obligated to pay Novaer an annual option retention fee during the option period. Upon exercise of the option, we will enter a licensing agreement with Novaer, pursuant to which we will be obligated to pay a lump sum license fee and royalties as a percentage of net sales of licensed products. In the event of an exit transaction consummated by ViSci (including a sale of substantially all of ViSci’s stock or assets to an unaffiliated third party or the transfer or exclusive sublicensing of substantially all of ViSci’s intellectual property to an unaffiliated third party), Novaer and ViSci will share the proceeds of such exit transaction, with ViSci currently set to receive a percentage of the proceeds of an exit transaction, with escalators for certain milestones taking into consideration that ViSci’s share of such proceeds shall in no event, after deduction of the license fee, be less than the actual costs incurred by it. Pursuant to the terms of the option agreement, we must consult with and obtain the consent of Novaer with respect to certain aspects of ViSci’s operations, including changes to ViSci’s research and development activities, as well as certain exit transactions related to ViSci.

OphRx — License Agreement with Yissum Research Development Company of the Hebrew University of Jerusalem Ltd.

In January 2015, we, through our subsidiary XL Vision, signed a license agreement with Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd., or Yissum, with respect to the OphRx’s LLC platform technology. The license agreement provides us with a worldwide exclusive license to use the platform technology in the ophthalmic field, including for research, development, manufacturing, marketing and commercialization, and granting sub-licenses therefor, in return for royalties paid to Yissum as a percentage of future sales of the developed products by OphRx (the company that was established to develop OphRx’s LLC platform technology product candidates) and any sub-licensees, as well as a percentage of sublicensing fees. Upon the expiration of the license according to the terms of the agreement, we will have a non-exclusive license to the know-how and an irrevocable option to obtain an exclusive license to the know-how for a percentage of the royalties described above. Any development results arising during the term of the license shall belong to us. The license agreement has a term of at least 20 years, and Yissum has a right to terminate the license agreement if we and the other investors in OphRx do not complete our investment and an alternative investment (which may include an additional investment by us) is not completed within six months, in which case, all licensed technology will revert to Yissum. In such event, any development results that will be developed during the term of the license will be transferred to Yissum, and Yissum will be obligated to pay us royalties if such development results are further licensed to a third party.

TeaRx — Collaboration Agreements with Ora, Inc.

In June 2015, we signed a collaboration agreement with Ora, Inc. or Ora, with whom we are collaborating in our TeaRx clinical trial. Under the agreement, we and Ora will jointly fund the clinical study and other activities required in order to obtain FDA 510(k) regulatory clearance for TeaRx. Ora will also provide regulatory services for which it will be paid half of its actual incurred costs, which are estimated to be $40,000. To the extent the actual costs are higher, the parties will discuss and agree to any increase prior to incurring such costs and shall bear the difference equally.

Under the collaboration agreement, Ora also provides clinical, regulatory and product consulting and partnering services. Ora is entitled to a consulting fee of an annual retainer. Ora is also entitled to success fees as a percentage of licensing fees or sales, on a scale depending on the nature of the underlying transaction, for its services in introducing us to licensees or customers. The success fee will be capped at a pre-defined multiple of Ora’s actual investment. In addition, we granted an exclusive license, offset by the annual consulting fee, to Ora to use our proprietary dry eye diagnostic product as a part of contract research organization services provided by Ora in clinical trials for third parties, with payments generated from proprietary dry eye diagnostic product to be distributed equally between Ora and us. All clinical data generated as a result of Ora’s services directly related to proprietary dry eye diagnostic product and any inventions or improvements conceived or reduced to practice by either party will be owned exclusively by us under this collaboration agreement. The collaboration agreement has a term of five years.

Share Purchase Agreement and Terms of Collaboration with Rock-One Group Investment Co. Ltd.

In April 2015, we entered into a share purchase agreement with Rock-One Group Investment Co. Ltd., or Rock-One. Under the agreement, Rock-One purchased 493,477 of our ordinary shares for aggregate gross consideration of approximately NIS 24.8 million (approximately $6.3 million), then representing approximately 19% of our issued and outstanding shares and approximately 14% on a fully diluted basis.

As part of the share purchase agreement, we and Rock-One have agreed to certain terms relating to our future collaboration which are subject to the execution of a definitive agreement regarding the same. Under this agreement, we and Rock-One have agreed to form a joint venture to manage our activities in China, including locating distributors, supporting marketing and clinical efforts, obtaining licenses and permits required for distribution of our applicable products and any technology subsequently developed by us (but excluding products which are subject to current conflicting arrangements), in and to the Chinese market. The joint venture will be granted exclusive agency rights in China with respect to all of our applicable products and technologies subsequently developed, and will be financed by Rock-One which will have management rights and hold a majority of the equity in the joint venture. The joint venture financing and budget will be further agreed upon by the parties. Distribution agreements with local distributors will be executed directly with us and for each such agreement the joint venture will be entitled to a percentage of our revenues. The parties will share the revenues, subject to Rock One’s right to receive a portion of investment in preference to us. The joint venture is also intended to promote collaboration between Israeli and Chinese academia.

Different entities will be formed for localizing production of chosen products, on a product-by-product basis. Rock-One has agreed to fund the establishment of production facilities and all other required activities and to manage the activity of each entity. We have agreed to grant each entity the license required for production. The ownership percentage of each entity will be determined on a product-by-product basis. We will have the right to invest funds where the value of the license, as agreed between us and Rock-One, represents less than the established percentage of the equity of an entity formed under this arrangement.

Reimbursement Strategy

As part of our regulatory efforts we evaluate our reimbursement strategy per product and per target market. We intend to engage local regulatory and reimbursement advisors and rely on our distributors’ experience in relevant markets when applicable to support execution of our strategies.

United States

We are actively assessing the reimbursement strategy for our products.

Europe

In most of the developed European countries, healthcare is funded by the central government. In general, obtaining broad-based reimbursement and adequate payment for new technologies is more difficult in these markets than in the United States. As with the United States, high-quality published clinical data (i.e., randomized, controlled trials) is required to obtain coverage. However, most of the developed European countries require new medical technologies to not only be safe and effective, but also to be able to demonstrate clinical benefits that outweigh the costs when compared to the standard of care. Conversely, while some U.S. private insurers take cost into consideration, Medicare by law does not consider cost in its coverage decisions.

Each European market has its own reimbursement regulatory pathway. However, in all Western-European countries a reimbursement for all common glaucoma treatments exist. Our IOPtiMate CLASS procedure may fit into existing reimbursement mechanisms. We began commercial activity in specific markets in Europe where the CLASS procedure is estimated to be reimbursed based on existing procedures, and later on, when enough evidence (clinical and economic benefits) is accumulated, we will submit a request for a new specific reimbursement approval through local distributors. Reimbursement strategy to other products in our portfolio will be evaluated as part of the regulatory pathway in Europe.

Government Regulation

Our products, product candidates and operations are subject to extensive and rigorous regulation by the FDA and other federal, state and local authorities, as well as foreign regulatory authorities such as the European Medicines Agency, or EMEA, the CFDA, and Israel’s Ministry of Health, or MOH. These authorities regulate the drug, medical device and diagnostics industries, primarily as to product safety, efficacy, manufacturing, advertising, labeling and safety reporting. The exercise of broad regulatory powers by the FDA continues to result in increases in the amounts of testing and documentation required for FDA clearance of new drugs and medical devices and a corresponding increase in the expense of product introduction. Similar trends are also evident in major markets outside of the United States.

U.S. Government Regulation — Medical Devices

510(k) clearance and premarket approval

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either (a) a premarket notification to the FDA demonstrating that the device for which the submission is made is substantially equivalent to a device that is legally marketed and requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, also referred to as a 510(k) clearance, or (b) FDA approval of a premarket approval application, or PMA. Both the 510(k) clearance and PMA processes can be expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

To be “substantially equivalent,” the FDA must find that the device being compared to a predicate device has the same intended use as the predicate device, and either has the same technological characteristics as the predicate device or has different technological characteristics and the information submitted that demonstrates the device is as safe and effective as the predicate device does not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence.

Under the FDCA, medical devices are classified into one of three classes — Class I, Class II or Class III — depending on the degree of risk associated with each medical device and the extent of regulatory control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to a set of regulations, referred to as General Controls, which require compliance with provisions on adulteration, misbranding, the applicable portions of the FDA’s QSR, facility registration and product listing, recordkeeping and reporting of adverse events and malfunctions, and appropriate, truthful and non-misleading labeling and promotional materials. Although most Class I products are exempt from the 510(k) premarket notification process, some Class I devices require FDA clearance through the 510(k) premarket notification process described below.

Class II devices are those that are subject to the General Controls, as well as Special Controls, which can include performance standards, guidelines and postmarket surveillance. Most Class II devices are subject to premarket review and clearance by the FDA. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process. Under the 510(k) process, prior to commercial distribution of a device, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to either a device that was legally marketed prior to May 28, 1976, or a device introduced into commercial distribution after May 28, 1976 that has been reclassified into Class I or II.

After a 510(k) notice is submitted, the FDA determines whether it is administratively complete and includes all information necessary for FDA to conduct a substantive review. If it lacks necessary information for substantive review, the FDA will refuse to accept the 510(k) notification. If it is accepted for filing, the FDA begins a substantive review to determine substantial equivalence. Clearance is never assured. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) premarket notification or, depending on the modification, could require a PMA application.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. Pursuant to the 2012 Food and Drug Administration Safety and Innovation Act, a manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify a legally marketed predicate device upon which to base a determination of substantial equivalence. The FDA may decline a de novo classification request if the FDA identifies a legally marketed device that could provide a reasonable basis for review of substantial equivalence or if the FDA determines that the device submitted is not of low-moderate risk or general controls would be inadequate to control the risks and special controls to mitigate the risks cannot be developed. FDA may also require postmarket surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices; those deemed not substantially equivalent following the 510(k) process; and those devices that are not within a type of device commercially marketed before May 28, 1976. The safety and effectiveness of Class III devices cannot be reasonably assured solely by the General Controls and Special Controls described above. Therefore, these devices are subject to the PMA application process, which is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information that constitutes valid scientific evidence and provides reasonable assurance of the safety and effectiveness of the device for its intended use. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device physical and performance characteristics, data summarizing nonclinical laboratory studies and clinical investigations involving human subjects, manufacturing information, proposed labeling, and financial disclosure information for the clinical investigators who conduct device studies.

Following receipt of a PMA application, the FDA conducts an administrative and limited scientific review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin an in-depth review. The FDA has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, informing the applicant that the PMA lacks information the FDA needs to complete its review and requesting the applicant amend the application.

An FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. Prior to approval of a PMA, the FDA may conduct a bioresearch monitoring audit of clinical study data and a QSR inspection of the manufacturing facilities, methods, controls, and possibly records. The FDA can approval of a PMA application for many reasons, including proposed labeling that does not comply with FDA regulatory requirements, the applicant’s failure to permit an authorized FDA employee with the opportunity to inspect the facilities, controls, and records pertinent to the application, and nonclinical laboratory studies or clinical investigations that are not conducted in compliance with regulations.

When the FDA’s review of a PMA is complete, the FDA may issue an approval order, an approvable letter, a not approvable letter, or deny approval of the PMA. The FDA will issue either an approval order, which requires the applicant to submit a copy of the final printed labeling before marketing, or an approvable letter, which usually contain conditions that must be met in order to secure final approval of the PMA. Applicants must follow the conditions of approval attached to the FDA approval letter regarding labeling, adverse event reports annual reports, and PMA supplements. The FDA may deny approval of the PMA if, among other reasons, there is a lack of a showing of reasonable assurance that the device is safe or effective under the proposed conditions of use or if the manufacturing methods, facilities, or controls do not meet FDA requirements. The FDA could issue a not approvable letter identifying measures the applicant must take to place the PMA in approvable form. PMA review and approval may be delayed so an applicant may submit new or updated data, or new analyses of previously submitted data in an amendment to the PMA, or the applicant may withdraw a PMA and resubmit the PMA when the data are available. The PMA process can be expensive, uncertain and lengthy and a number of devices for which FDA approval has been sought by other companies have never been approved by the FDA for marketing.

PMA supplements may be required for modification to a device that has been approved through the PMA process. A PMA supplement is required for the changes affecting the safety or effectiveness of the device, including new indications for use and changes to the manufacturing process, labeling, design specifications. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application.

In approving a PMA application, the FDA may also require some form of post market reports, whereby the applicant evaluates a number of patients. The FDA may also approve a PMA application with other post approval conditions, such as, restrictions on labeling, sale, distribution and use.

The Investigational Device Process

In the United States, unless a device is exempt from the Investigational Device Exemption, or IDE, regulation, before clinical investigators may conduct studies of an investigational device to determine the device’s safety and effectiveness, the FDA must approve an IDE application or the device must be considered approved by the FDA, depending on the risk classification of the proposed investigation. Once an IDE has been approved by FDA, the device may be lawfully shipped in interstate commerce so that investigators may conduct investigations of the device. A device with an approved IDE is not required to meet FDA performance standards, follow FDA regulations on misbranding, registration, or good manufacturing practices (except for design controls) or have premarket approval.

Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain abbreviated requirements are addressed and institutional review board, or IRB approval is obtained. The abbreviated IDE requirements mandate that the sponsor of a nonsignificant risk device seek

IRB approval of the investigation and follow FDA regulations on labeling, informed consent, monitoring investigations, maintaining records, and the FDA’s prohibition on promotion of the device. To obtain IRB approval of an investigation involving a nonsignificant risk device, the sponsor must make an initial determination as to whether the device meets the criteria for a significant risk device or is a nonsignificant risk device. The IRB will then review the sponsor’s determination, brief explanation of its determination as to why the device is a nonsignificant risk device, and other information provided by the sponsor, including a description of the device reports of prior investigations with the device, the proposed investigational plan, subject section criteria, and other information the IRB may need.

In reviewing the sponsor’s determination of risk, the IRB may consider the following questions from a FDA guidance document: What is the basis for the risk determination? What is the nature of the harm that may result from the use of the device? Will the subject need to undergo an additional procedure as part of the study? Once the IRB reviews and approves the study of a nonsignificant risk device, the study may begin without prior approval from the FDA. If the IRB finds the device is a significant risk device, it must notify the investigator and, where appropriate, the sponsor. The sponsor would then need to seek FDA approval of an IDE application for a significant risk device.

If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain FDA approval prior to commencing the human clinical trials. An investigational device is a significant risk device if it is an implant and presents a potential for serious risk to the health, safety, or welfare of a subject; is purported or represented to be for a use in supporting or sustaining human life and presents a potential for serious risk to the health, safety, or welfare of a subject; is for a use of substantial importance in diagnosing, curing, mitigating, or treating disease, or otherwise preventing impairment of human health and presents a potential for serious risk to the health, safety, or welfare of a subject; or otherwise presents a potential for serious risk to the health, safety, or welfare of a subject.

The IDE application must be supported by appropriate data, such as prior clinical, animal, and laboratory testing of the device that is adequate to justify the proposed investigation. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and an IRB. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and efficacy, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable, or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA or 510(k), for numerous reasons, including, but not limited to, the following:

•	the FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;
•	patients do not enroll in clinical trials at the rate expected;
•	patients do not comply with trial protocols;
•	patient follow-up is not at the rate expected;
•	patients experience adverse events;
•	patients die during a clinical trial, even though their death may not be related to the products that are part of our trial;

•	device malfunctions occur with unexpected frequency or potential adverse consequences;
•	institutional review boards and third-party clinical investigators may delay or reject the trial protocol;
•	third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, good clinical practices or other FDA requirements;
•	we or third-party organizations do not perform data collection, monitoring, analysis, or required recordkeeping and reporting in a timely or accurate manner or consistent with the clinical trial protocol, investigational or statistical plans, or FDA requirements;
•	third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or the company or investigators fail to disclose such interests;
•	regulatory inspections of our clinical trials (including FDA bioresearch monitoring on-site inspections of clinical and nonclinical studies) or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;
•	changes in government regulations or administrative actions;
•	the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or efficacy; or
•	the FDA concludes that our clinical investigations are inadequate to demonstrate safety and efficacy.

In Vitro Diagnostic Medical Devices

The type of regulation to which diagnostic tests may be subject will depend in large part on how we intend to commercialize them. Diagnostic tests that will be commercialized through direct product sales as in vitro diagnostic, or IVD, kits are subject to review by the FDA as medical devices and must be cleared or approved before they can be marketed. The FDA regulates the sale or distribution of medical devices, including IVD test kits and some IVD tests. IVDs may also be biological products subject to regulation under the Public Health Service Act. IVDs are subject to the Clinical Laboratory Improvement Amendments of 1988.

Post-Approval Requirements

After the FDA permits a device to enter commercial distribution, numerous regulatory requirements apply. These include, but are not limited to:

•	requirements for manufacturers to register all manufacturing facilities and list all medical devices placed into commercial distribution;
•	the QSR, which requires manufacturers, including third-party manufacturers, to follow elaborate design, testing, production, supplier/contractor selection, complaint handling, documentation and other quality system controls and procedures during the manufacturing process;
•	labeling regulations and unique device identification requirements;
•	advertising and promotion requirements;
•	restrictions on sale, distribution or use of a device;
•	the FDA’s general prohibition against promoting products for unapproved or “off-label” uses;
•	the Medical Device Reporting, or MDR, regulation, which requires that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that the device would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;
•	medical device correction and removal reporting regulations, which require that manufacturers report to the FDA corrections and product or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;
•	an order of repair, replacement or refund;
•	device tracking requirements; and
•	post approval study and post market surveillance requirements.

Our facilities, records, and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

U.S. Government Regulation — Drug Delivery

In the United States, the FDA regulates drugs and combination drug/device products under the FDCA and related regulations. Drugs are also subject to other federal, state and local statutes and regulations, which along with the FDCA govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, advertising, promotion and marketing, distribution, post-approval monitoring and reporting, and import and export of pharmaceutical products. Failure to comply with the applicable U.S. regulatory requirements at any time during the drug product development process, approval process or post-approval, may subject an applicant to administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, debarment related to government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by FDA and the Department of Justice, or other governmental entities. Any agency or judicial enforcement action could have a material adverse effect on us.

The steps required before a drug may be approved for marketing in the United States generally include:

•	nonclinical laboratory studies subject to the good laboratory practice regulations and completion of preclinical laboratory tests and animal tests;
•	the submission to the FDA of an IND, which must become effective before human clinical trials commence in the United States;
•	approval by an IRB of clinical investigations subject to IND regulations before each trial may be initiated;
•	obtaining informed consent from the participants in a clinical trial;
•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the product for each intended use and adherence to GCP;
•	the submission to the FDA of a New Drug Application, or NDA;
•	a decision by FDA of whether to file the NDA so it can be reviewed;
•	FDA review, including an evaluation of the sponsor’s research on the drug’s safety and effectiveness and information on the drug’s professional labeling;
•	satisfactory completion of a potential review by an FDA advisory committee, if applicable;
•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is manufactured to assess compliance with FDA’s cGMPs, to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and
•	FDA approval of the NDA.

The Investigational New Drug Process

An IND application is a request for authorization from the FDA to administer an investigational drug to humans. Except under limited circumstances, the investigational new drug regulations apply to all clinical investigations of products that are subject to the new drug application provisions of the FDCA.

To conduct a clinical study of an investigational new drug product, we are required to file an IND with the FDA. The IND submission must include the general investigational plan and the protocol(s) for human studies, manufacturing information, clinical investigator information, as well as results of animal studies or other human studies, as appropriate, analytical data and any available clinical data or literature to support the use of the investigational new drug. Before human clinical investigations may begin, FDA must provide prior written authorization. An IND will automatically become effective 30 calendar days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to the proposed clinical trials as outlined in the IND. If FDA raises questions, the FDA may issue an order called a clinical hold that delays or suspends the proposed clinical investigation, and the IND sponsor and the FDA must resolve any outstanding concerns or questions before clinical trials can begin or resume. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to begin. Sponsors are required to submit protocol amendments and information amendments to an existing IND application, as needed, for studies not covered by the IND protocol, changes in a protocol, and changes in essential information on the IND.

Clinical trials involve the administration of the investigational drug to patients under the supervision of qualified investigators in accordance with GCPs. Clinical trials are conducted under protocols detailing, among other things, the objectives and purpose of the study, the criteria for patient selection, a description of the observations and measurements to be made to fulfill the objectives of the study, and a description of clinical procedures, laboratory tests, or other measures to be taken to monitor the effects of the drug in human subjects and to minimize risk. A protocol for each planed study and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Additionally, clinical investigations subject to an IND must be reviewed and approved by an IRB before the trials may be initiated. The IRB may consider, among other things, whether risks to subjects are minimized and reasonable in relation to anticipated benefits, ethical standards of the local community, and the possible liability of the institution. The IRB is responsible for review and approval of each study in accordance with FDA regulations on IRBs. All participants in our clinical trials must provide their informed consent in writing. In addition, there are requirements and industry guidelines that require the posting of ongoing clinical trials on public registries, such as http://www.Clinical Trials.gov, and the disclosure of designated clinical trial results.

The clinical investigation of an investigational drug product is generally divided into three phases. Although the phases are usually conducted sequentially, they may overlap. The three phases of investigational new drug investigation are as follows:

•	Phase I. Phase I includes the initial introduction of an investigational new drug into humans. Phase I clinical trials are typically closely monitored and may be conducted in patients or normal volunteers. These studies are designed to determine the metabolism and pharmacologic actions of the investigational drug product in humans, the side effects associated with increasing doses, and if possible, to gain early evidence on effectiveness. During Phase I, sufficient information about the investigational drug’s pharmacokinetics and pharmacological effects should be obtained to permit the design of well-controlled, scientifically valid Phase II clinical trials. The total number of participants included in Phase I clinical trials varies with the drug, but is generally in the range of 20 to 80.
•	Phase II. Phase II includes the controlled clinical trials conducted to evaluate the effectiveness of the investigational drug for a particular indication or indications in patients with the disease or condition under study and to determine the common short-term side effects and the risks associated with the drug. Phase II clinical trials are typically well-controlled, closely monitored, and conducted in a limited patient population, usually involving no more than several hundred participants.
•	Phase III. Phase III clinical trials are expanded controlled and uncontrolled clinical trials. They are performed after preliminary evidence suggesting effectiveness of the drug product has been obtained, and are intended to gather additional information about effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the investigational drug product and to provide an adequate basis for product labeling. Phase III clinical trials usually involve several hundred to several thousand participants.

In most cases, the FDA requires two adequate and well-controlled studies, each convincing on its own, to establish the efficacy of the drug. The FDA has the legal discretion to consider data from one adequate and well-controlled clinical trial and confirmatory evidence as sufficient to establish a drug’s effectiveness. The FDA has issued a guidance document in which it stated that reliance on a single study will generally be limited to situations in which a trial has demonstrated a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and, in Phases II and III, to help assure that the quality of the scientific evaluation of drugs is adequate to permit an evaluation of the drug’s effectiveness and safety. An IRB may suspend or terminate its approval of research and the FDA or the sponsor may terminate an IND for various reasons. An IRB may suspend or terminate its approval of research if the research has been associated with unexpected serious harm to subjects. A sponsor may terminate an IND for reasons including changes in business objectives or the economic environment. Clinical monitoring of an ongoing investigation may be performed by a group of individuals with pertinent expertise, known as a data safety monitoring board or committee. This group periodically reviews and evaluated accumulated data from a clinical investigation for subject safety, study conduct and progress, and as necessary, efficacy.

The NDA Approval Process

In order to obtain approval to market a drug product in the United States, an NDA must be submitted to the FDA that includes data to establish the safety and effectiveness of the new drug product for the proposed indication for use. The NDA includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. The NDA filing must also be accompanied by a substantial user fee, although there may be some instances in which the user fee is waived.

The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that the data is inadequate to support approval. The FDA may identify deficiencies in the application that must be satisfactorily addressed before the application can be approved and that may require additional preclinical, clinical or other studies. If the FDA requests additional information rather than accepts an NDA for filing, the NDA must be resubmitted with the additional information and is subject to payment of additional user fees. The resubmitted application is also subject to review before the FDA accepts it for filing.

After the FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter approving the application or a complete response letter to indicate that the review of data submitted in an original application is complete and that the application is not ready for approval. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. Even with submission of this additional information, the FDA may ultimately decide that an application does not satisfy the regulatory criteria for approval. If, or when, the deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications.

The clinical testing and drug approval process requires substantial time, effort and financial resources, and each may take several years to complete. Data obtained from clinical activities are not always conclusive and may be susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The FDA may not grant approval on a timely basis, or at all. Even if the FDA approves a product, the agency may limit the approved indications for use, impose prominent warnings, or place other conditions on approval that could restrict the commercial application of the products, such as special risk management measures through a Risk Evaluation and Mitigation Strategy. The FDA may determine that a Risk Evaluation and Mitigation Strategy is necessary to ensure a drug’s benefits outweigh its risks. After approval, some types of changes to the approved product require FDA notification or FDA review and approval. Changes may include the addition of new indications, a change in drug substance, manufacturing changes and additional labeling claims, and changes may be subject to further studies or testing requirements.

Section 505 of the FDCA describes three types of new drug applications: (1) an application that contains full reports of investigations of safety and effectiveness (section 505(b)(1)); (2) an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference (section 505(b)(2)); and (3) an application that contains information to show that the proposed product has the same active ingredient, dosage form, strength, route of administration, labeling, among other things, to a previously approved product (section 505(j)).

The filing or approval of a Section 505(b)(2) application may be delayed due to patent or exclusivity protections covering an approved product. Section 505(b)(2) applications must include patent certifications and must provide notice of certain patent certifications to the NDA holder and patent owner.

Post-Approval Regulation

After regulatory approval of a drug or combination drug/device product is obtained under an NDA, we are required to comply with pervasive and continuing regulation by the FDA, including, among other things, requirements relating to drug listing and registration, recordkeeping, periodic reporting, product sampling and distribution, advertising, marketing and promotion and reporting of adverse experiences with the product. For example, as a condition of approval of an NDA, the FDA may require post-marketing studies, including Phase IV clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization. The main objectives of a Phase IV clinical trial are to delineate additional information about the drug’s risks, benefits, and optimal use. Phase IV studies may study different doses or schedules of administration, use of the drug in other patient populations or stages of the disease, or use of the drug over a longer period of time. Post-marketing studies may collect additional information on the drug’s side effects and safety and study the risks and benefits of the drug among a broader population of patients than in the previous clinical trials. At times, Phase IV clinical trials can lead to the discovery of safety issues that were not observed in the pre-marketing development stage and in such case the marketing approval granted to the drug might be eliminated or restrictions might be imposed on the drug’s use.

In addition, the holder of an approved NDA would be required to report, among other things, certain adverse events and production problems to the FDA, and to provide updated safety and efficacy information to the FDA. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label, and even if the FDA approves a product, it may limit the approved indications for use for the product or impose other conditions, including labeling or distribution restrictions or other risk-management mechanisms.

Quality control and manufacturing procedures must continue to conform to cGMP after approval. In addition, medical device quality system regulations would apply to the device component of a combination drug/device product, in accordance with FDA regulations in 21 C.F.R. Part 4. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP and QSR. In addition, changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction, such as in cases of errors, batch failures, and nonconforming products, or other nonconformities or deviations from cGMP or QSR, and impose reporting and documentation requirements upon us and any third-party manufacturers that we may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the areas of production and quality control to maintain compliance with cGMP, QSR, and other aspects of regulatory compliance.

After approval, most changes to the approved product, such as adding new indications or other labeling claims, as well as some manufacturing and supplier changes, are subject to FDA notification or prior FDA review and approval of a new NDA or an NDA supplement. An NDA supplement for a new indication typically includes additional clinical data to support the proposed change in labeling, and the FDA uses the similar procedures in reviewing NDA supplements as it does in reviewing NDAs. The manufacturer and/or sponsor under an approved NDA are also subject to annual product and establishment user fees, as well as new application fees for certain supplemental applications.

Discovery of previously unknown problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary, FDA-initiated or judicial action that could delay or prohibit further marketing. Other potential consequences include, among other things:

•	fines, warning letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;
•	recalls, product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

Newly discovered or developed safety or effectiveness data may require changes to a product’s approved labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. In addition, the FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

New government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory approval of our products under development and/or could significantly impact the requirements imposed on us after approval.

Other Healthcare Regulation in the United States

Our operations and many of the products we manufacture or sell are subject to extensive regulation by numerous other governmental agencies, both within and outside the United States. Because we supply products and services to healthcare providers that are reimbursed by federally funded programs such as Medicare, our activities are subject to regulation by the Centers for Medicare and Medicaid Services and enforcement by the Office of the Inspector General within the Department of Health and Human Services.

Healthcare providers, physicians, and third-party payors play a role in recommending medical devices that have received FDA marketing approval or clearance to patients and payment for the recommended products. In the United States, we are subject to federal and state laws and regulations pertaining to healthcare fraud and abuse, including anti-kickback laws and physician self-referral laws that regulate the means by which companies in the healthcare industry may market their products to hospitals and healthcare providers and may compete by discounting the prices of their products. The delivery of our products is subject to regulation regarding reimbursement, and federal healthcare laws apply when a customer submits a claim for an item or service that is reimbursed by a federally funded healthcare program. These rules require that we exercise care in structuring our sales and marketing practices and customer discount arrangements.

Arrangements with healthcare providers, third-party payors, and other customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations, including the following:

•	the federal Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, paying, or receiving remuneration to induce or reward referrals of items or services reimbursable by a federal healthcare program such as Medicare and Medicaid;
•	the U.S. False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or knowingly making a false statement material to an obligation to pay or transmit money or property to the federal government or knowingly concealing or knowingly avoiding or decreasing an obligation to pay or transmit money to the federal government;

•	Stark law prohibits a physician from referring Medicare patients for designated health services to an entity with which the physician or an immediate family member has a financial relationship, unless an exception applies, and prohibits the designated health services entity from submitting claims to Medicare for those services resulting from a prohibited referral;
•	the federal Health Insurance Portability and Accountability Act of 1996, as amended by HITECH, and the regulations implementing those two acts impose obligations, including mandatory contractual terms, with respect to privacy, security and breaches of protected health information;
•	the federal false statements statute, 18 U.S.C. §1001, prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, for example, a false statement in connection with the delivery of or payment for healthcare benefits, items or services;
•	the federal transparency requirements under the Patient Protection and Affordable Care Act require applicable manufacturers of covered drugs, devices, biologicals, or medical supplies to report to the Centers for Medicare and Medicaid Services certain payments and other transfers of value to physicians and teaching hospitals, and any ownership or investment interest physicians, or their immediate family members, have in their company; and
•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers.

Healthcare providers that purchase medical devices generally rely on third-party payors, including, in the United States, the Medicare and Medicaid programs and private payors, such as indemnity insurers, employer group health insurance programs, and managed care plans, to reimburse all or part of the cost of the products. As a result, demand for our products is and will continue to be dependent in part on the reimbursement (coding, coverage and payment) policies of these payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. Reimbursement from Medicare, Medicaid, and other third-party payors may be subject to periodic adjustments as a result of legislative, regulatory and policy changes as well as budgetary pressures. Possible reductions in, or eliminations of, reimbursement (coding, coverage and payment) by third-party payors, or denial of, or provision of uneconomical reimbursement for new products, may affect our customers’ revenue and ability to purchase our products. Any change in the healthcare regulatory, payment, or enforcement landscape relative to our customers’ healthcare services has the potential to significantly affect our operations and revenue.

Regulation Outside the United States

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain marketing authorization or approval of a product under the comparable regulatory authorities of countries outside the United States before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. Also, we need to obtain authorization before commencing a clinical trial if at least one center of the trial is located in an European Economic Area, or EEA, member state. The requirements governing the conduct of clinical trials, but also with regard to product licensing, pricing and reimbursement vary greatly from country to country.

Regulation of Medical Devices in the EEA

There is currently no premarket government review of medical devices in the EEA unless the device also contains a medicine or a blood derivative. However, all medical devices placed on the market in the EEA must meet the relevant essential requirements laid down in Annex I to Directive 93/42/EEC concerning medical devices, or the Medical Devices Directive. Depending on a medical device’s risk class, the requirements according to other Annexes of the Medical Devices Directive may have to be met, too. The most fundamental essential requirement is that a medical device must be designed and manufactured in such a way that it will not compromise the clinical condition or safety of patients, or the safety and health of users and others. Another requirement is that the device must achieve the performances intended by the manufacturer and be designed, manufactured and packaged in a suitable manner. The European Commission has adopted various recommendations and guidelines applicable to medical devices. Furthermore, there are several standards issued by standardization organisations such as CEN and ISO governing common requirements, such as sterilization and safety of medical electrical equipment, and product standards for certain types of medical devices. There are also harmonized standards relating to design and manufacture. While not mandatory, compliance with these standards is viewed as a way to satisfy the essential requirements as a practical matter. Compliance with a standard developed to implement an essential requirement also creates a rebuttable presumption that the device satisfies that essential requirement.

To demonstrate compliance with the essential requirements set forth in the Annexes to the Medical Devices Directive, medical device manufacturers must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification. Subject to the risk class and other characteristics of a medical device, conformity assessment procedures may require an assessment of available clinical evidence, literature data for the product and post-market experience in respect of similar products already marketed. Except for Class I (low-risk) medical devices, where the manufacturer can self-declare the conformity of its products with the essential requirements, a conformity assessment procedure requires the involvement of a notified body. Notified bodies are often private entities and are authorized or licensed to perform such assessments by government authorities of the member states. The notified body would typically audit and examine the products’ technical dossiers and the manufacturers’ quality assurance system. If satisfied that the relevant product conforms to the relevant essential requirements, the notified body issues a certificate of conformity, which the manufacturer uses as a basis for its own declaration of conformity. The manufacturer may then affix the CE mark to the device. The CE mark is a declaration by the manufacturer that the product meets all the appropriate provisions of the relevant legislation implementing the relevant European Directive. As a general rule, the manufacturer must follow the conformity assessment procedure to obtain this CE marking. Depending on the medical device’s risk class, the conformity assessment procedure must involve a notified body. The CE mark allows the device to be placed on the market throughout the EEA. Once the product has been placed on the market in the EEA, the manufacturer must comply with requirements for reporting incidents and field safety corrective actions associated with the medical device.

In order to demonstrate safety and efficacy for their medical devices, manufacturers must conduct a clinical investigations in accordance with the requirements of Annex X to the Medical Devices Directive and applicable European and ISO standards, as implemented or adopted in the EEA member states. The clinical investigation of higher risk class medical devices often has to include clinical trials. Clinical trials for medical devices usually require the approval of an ethics review board and approval by or notification to the national regulatory authorities. Both regulators and ethics committees also require the submission of adverse event reports during a study and may request a copy of the final study report.

Each European country must adopt its own laws, regulations and administrative provisions necessary to comply with the medical devices directives. Member States may not create any obstacle to the placing on the market or the putting into service within their territory of devices bearing the CE marking according to the conformity assessment procedures.

In September 2012, the European Commission adopted a Proposal for a new Regulation on medical devices that will, if adopted, replace the existing Medical Devices Directive. If adopted, the Regulation is expected to enter into force in 2016 or 2017 and become applicable three years thereafter. In its current form it would, among other things, impose additional reporting requirements on manufacturers of high risk medical devices, impose an obligation on manufacturers to appoint a “qualified person” responsible for regulatory compliance, and provide for more strict clinical evidence requirements.

Regulation of In Vitro Diagnostic Medical Devices in the EEA

In the European Union, IVD medical devices are regulated under EU-Directive 98/79/EC, or the IVD Directive, and corresponding national provisions. The IVD Directive requires that IVD medical devices meet the essential requirements set out in Annex I to the directive. These requirements include the safety and efficacy of the devices. According to the IVD Directive, the Member States presume compliance with these essential requirements in respect of devices which are in conformity with the relevant national standards transposing the harmonized standards of which the reference numbers have been published in the Official Journal of the European Communities. These harmonized standards include ISO 13485:2003, the quality standard for medical device manufacturers.

IVD medical devices, other than devices for performance evaluation, must bear the CE marking of conformity when they are placed on the market. Like medical devices, IVD medical devices may be marketed throughout the EU if they legitimately bear a CE mark.

EU legislation on IVD will also be amended significantly when the IVD Regulation, that is currently in draft status, will enter into force, which is also expected for 2016 to 2017, with applicability to follow three years later according to draft as amended by the parliament in 2013.

Regulation of Medicinal Products in the EEA

Medicinal Products require a marketing authorization before they may be placed on the market in the EEA. There are various application procedures available, depending on the type of product involved. The centralized procedure gives rise to marketing authorizations that are valid throughout the EEA. Applicants file marketing authorization applications with the European Medicines Agency, or EMA, where they are reviewed by a relevant scientific committee, in most cases the Committee for Medicinal Products for Human Use, or CHMP. The EMA forwards CHMP opinions to the European Commission, which uses them as the basis for deciding whether to grant a marketing authorization. The centralized procedure is compulsory for medicinal products that (1) are derived from specified biotechnology processes, (2) contain a new active substance (not yet approved on November 20, 2005) indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative disorders, viral diseases or autoimmune diseases and other immune dysfunctions, (3) are orphan medicinal products, i.e. drugs that treat rare diseases, or (4) are advanced therapy medicinal products (such as gene therapy, somatic cell therapy and tissue engineered products). For medicines that do not fall within these categories, an applicant may voluntarily submit an application for a centralized marketing authorization to the EMA, as long as the CHMP agrees that (i) the medicine concerned contains a new active substance (not yet approved on November 20, 2005), (ii) the medicine is a significant therapeutic, scientific, or technical innovation, or (iii) its authorization under the centralized procedure would be in the interest of public health. For those medicinal products for which the centralized procedure is not available, the applicant must submit marketing authorization applications to the national medicines regulators through one of three procedures: (1) a national procedure, which results in a marketing authorization in a single EEA member state; (2) the decentralized procedure, in which applications are submitted simultaneously in two or more EEA member states; and (3) the mutual recognition procedure, which must be used if the product has already been authorized in at least one other EEA member state, and in which the EEA member states are required to grant an authorization recognizing the existing authorization in the other EEA member state, unless they identify a serious risk to public health. A national procedure is only possible for one member state; as soon as an application is submitted in a second member state the mutual recognition or decentralized procedure will be triggered.

Marketing authorization applications must usually include the results of clinical trials. Clinical trials of medicinal products in the EEA must be conducted in accordance with EEA and national regulations and the International Conference on Harmonization guidelines on GCP. Prior to commencing a clinical trial in a particular EEA member state, the sponsor must obtain a clinical trial authorization from the competent authority and a positive opinion from an independent ethics committee.

There is scope for applicants to omit some or all of the pre-clinical and clinical trial data if the product falls within the definition of a generic of a reference product for which regulatory data exclusivity protection has expired. If a marketing authorization is granted for a medicinal product containing a new active substance, that product benefits from eight years of data exclusivity, during which generic marketing authorization applications referring to the data of that product may not be accepted by the regulatory authorities, and a further two years of market exclusivity, during which such generic products may not be placed on the market. The two-year period may be extended to three years if during the first eight years a new therapeutic indication with significant clinical benefit over existing therapies is approved.

For generic applications, the marketing authorization underpinning the reference medicinal product must be based on a complete dossier; a generic application referring to a generic dossier is not possible. Generic applicants may need to submit additional pre-clinical or clinical data if their product does not fall within the definition of a generic (i.e., where there are differences in active substances, therapeutic indications, strength, pharmaceutical form or route of administration, in relation to the reference medicinal product, or where bioequivalence cannot be demonstrated through standard bioavailability studies). In these cases, bridging data is required to demonstrate that the differences do not affect the product’s relative safety and effectiveness inappropriately. With regard to biological drugs, a generic market authorization is generally not available, as the manufacturing procedure is of significant relevance to the product. However, there is an abbridged procedure available for similar biological drugs (biosimilars). In this procedure, the applicant for a biosimilar market authorization inter alia has to provide preclinical and clinical data to establish equivalence of the manufacturing process.

Pre-clinical and clinical data can be omitted and replaced with references to scientific literature if the product has been in well-established medicinal use in the European Union for at least 10 years. An existing marketing authorization holder may also give consent for a subsequent applicant to reference the pharmaceutical, pre-clinical and clinical data on file for the original product.

In the EEA, companies developing a new medicinal product must agree a Paediatric Investigation Plan, or PIP, with the EMA and must conduct pediatric clinical trials in accordance with that PIP, unless a waiver applies, e.g., because the relevant disease or condition occurs only in adults. The marketing authorization application for the product must include the results of pediatric clinical trials conducted in accordance with the PIP, unless a waiver applies, or a deferral has been granted, in which case the pediatric clinical trials must be completed at a later date.

Medicinal products may only be manufactured in the EEA, or imported into the EEA from a third country, by the holder of a manufacturing authorization from the competent national authority. The product must have been manufactured in accordance with EU standards of GMP before it can be released onto the EEA market. Manufacturing facilities are subject to periodic inspections by the competent authorities for compliance with GMP.

The holders of marketing authorizations in the EEA are subject to various post-approval controls and requirements. These include the establishment of a pharmacovigilance system and reporting of adverse reactions. The regulatory authorities may impose specific obligations as a condition of the marketing authorization, such as additional safety monitoring, or the conduct of additional clinical trials or post-authorization safety studies. There are also specific rules governing advertising and promotion of medicinal products, including a requirement that all advertising and promotional activities for the product be consistent with the approved summary of product characteristics, and a prohibition on direct-to-consumer advertising of prescription medicines.

Regulation in China

Medical devices and pharmaceutical products in the PRC are both subject to the extensive regulation and oversight by the CFDA and other relevant Chinese government authorities. The Regulation on the Supervision and Administration of Medical Devices and the Administration Law of Pharmaceutical Products spell out the basic legal framework for the administration of the manufacturing and sale of medical devices and pharmaceutical products in the PRC, including the pre-marketing approval of products (filing or registration), manufacturing licensing, packaging and quality standards, advertising requirement and distribution licensing and related non-compliance liabilities.

Imported medical devices and pharmaceutical products must first be registered (or filed in case of a Class I medical device) with and approved by the CFDA before they may be distributed in China and the distribution of such products in China may also be subject to the statutory pricing control and centralized tendering process applicable to the medical devices and pharmaceutical products covered by the Basic Medical Insurance Scheme and procured by Chinese public hospitals and healthcare institutions.

Distribution of medical devices and pharmaceutical products in China will also be subject to other Chinese laws and regulations applicable to doing business in China in general, including the anti-corruption, data privacy, product liability, and consumer rights protection.

Regulation of Medical Devices in the PRC

In China, medical devices are classified into three different categories, Class I, Class II and Class III, based on the invasiveness of and risks associated with each medical device. The classification of a medical device also determines the type of product filing or registration that is required. Class I medical devices only need to be filed with the CFDA, while Class II and/or Class III medical devices are required to be registered with the CFDA and obtain Medical Device Registration Certificates issued by the CFDA.

Clinical trials are not necessary for the filing of Class I medical devices, while the registration of Class II and Class III medical devices must pass clinical trials, subject to certain statutory exemptions. Clinical trials for Class III medical devices will impose higher risks to humans. Approval of the CFDA must be obtained for clinical trials related to medical devices which carry higher risks to humans.

The Medical Device Registration Certificate is valid for five years and the holder must apply for extension within six months prior to its expiration. In addition, in the event of any change to the contents or particulars stated in the Medical Device Registration Certificate, the manufacturer or distributor is required to report such change to the CFDA and apply for a change of registration.

According to the Regulation on the Supervision and Administration of Medical Devices, a medical device may not be imported and distributed in the PRC until it has been duly filed as a Class I medical Device or registered as a Class II or Class III medical device with the CFDA. When the foreign manufacturer applies to the CFDA for filing or registration of a medical device to be imported and distributed in China, it is required that such medical device has been approved for sale in the country where the manufacturer is registered or in the country where the device is manufactured.

Companies which distribute Class II medical devices must make a filing with the local food and drug administration authorities (i.e. the local branch of the CFDA), while companies that distribute Class III medical devices must obtain a Business Operation License of Medical Devices, the term of which is also five years.

Regulation of Medicinal Products in the PRC

Under the Measures for the Administration of Drug Registration, drug registration applications in China are divided into three different types, namely Domestic New Drug Application, Domestic Generic Drug Application, and Imported Drug Application. Drugs fall into one of three categories, namely chemical medicine, biological product or traditional Chinese or natural medicine.

A new drug must be registered and approved by the CFDA before it can be manufactured and marketed for sale. To obtain CFDA approval, the applicant must conduct clinical trials, which must be approved by the CFDA and are subject to the CFDA’s supervision and inspection. There are four phases of clinical trials. Application for registration of new drugs requires completion of Phase 1, 2 and 3 of clinical trials, similar to the United States. In addition, the CFDA may require the conduct of Phase 4 studies as a condition to approval. Phase 4 studies are post-marketing studies to assess the therapeutic effectiveness of and adverse reactions to the new drug, including an evaluation of the benefits and risks, when used among the general population or specific groups, with findings used to inform adjustments to dosage, among other things.

Drug to be imported and distribution in China should also be registered and approved by the CFDA. The applicant should apply to the CFDA for drug registration testing. If the drug registration testing is passed, the CFDA will issue an approval on clinical trial, and the applicant should then conduct the above-mentioned four phases’ clinical trials. Once the clinical trial is done, the CFDA will carry out a comprehensive review of the clinical trial results and other materials and decide whether to issue an Import Drug License Registration Certificate.

Other Healthcare Regulation

Government agencies outside the United States also regulate public health, product registration, manufacturing, environmental conditions, labor, exports, imports and other aspects of our global operations.

Israel

The Israeli MOH’s department of medical devices and accessories handles the licensing and oversight of all types of medical equipment and devices. This category includes any instrument, accessory, chemical ingredient, biological or technological product used in medical treatments or required for the operation of a device or accessory used in treatment that is not designed to act on the human body as medication. The department is in charge of granting import permits for different types of medical devices, monitoring such medical devices in Israel and approving clinical trials using these devices.

A condition for conducting clinical trials (human experimentation) in all the countries that have signed the Declaration of Helsinki (including Israel) is obtaining advance approval from the qualified entities for conducting human experimentation in that country and for compliance with the other principles in the Declaration of Helsinki as specified below.

In order to conduct clinical trials in Israel, a permit must be obtained from an independent institutional committee in the institution in which the experiment will be conducted, or the Helsinki Committee which acts in conformity with the Public Health Regulations (Medical Experiments in Humans), 1980, or the Public Health Regulations and approvals must be obtained from the Ministry of Health. The physician who is the chief researcher who performs the experiment for us in said institution must file the experiment protocol to the Helsinki Committee. Following a hearing in which the Helsinki Committee examines whether the experiment protocol meets the rules of ethics, the protocol is awarded a preliminary approval (sometimes subject to changes required by the Helsinki Committee). In certain cases, the approval of a “super” institution (such as the Israeli MOF) is also required. Only after all the required approvals are obtained can the planned clinical trial begin. Any change in the experiment protocol requires reapplying to the Helsinki Committee (and super institutions if applicable).

The Helsinki Committee’s approval for conducting clinical trials is granted if the approval application is filed by a certified physician who serves as the chief researcher in the experiment. The researchers participating in the clinical trial on humans must have the relevant professional skills and experience for preparing the trial and for its compliance with the following conditions:

•	the expected benefits for the trial participants and us justify the cost and inconvenience involving the trial for the participants;
•	the medical and scientific information justifies conducting the trial;
•	the medical trial is scientifically planned in a manner that allows finding a response for the issue under examination and is clearly, specifically and accurately outlined in the experiment protocol;
•	the risk to the trial participants is reduced to the minimum possible by using appropriate research techniques and possibly procedures that have already been performed on humans or tested on animals. Moreover, the trial participants are optimally monitored (monitoring the recurrence of the disease) and supervised;
•	the trial participants will be chosen based on the experiment protocol’s rules of induction and deduction;
•	each trial participant signs a voluntary consent form which comprises the entire information required in the procedure;
•	the experiment plan includes instructions on maintaining the participants’ privacy and the confidentiality of collected information;
•	the experiment plan defines a specific monitoring mechanism (monitoring the recurrence of the disease);
•	the trial’s initiator guarantees adequate insurance coverage for the participants;

•	the initiator and chief researcher are capable of allocating the required resources for the trial’s proper execution, including skilled manpower and required equipment;
•	the commercial engagement between the researcher and the institution in which the trial is conducted does not impair the proper execution of the trial; and
•	if any of the trial participants are potentially exposed to indecent pressure or influence to participate in the trial, proper measures were taken to prevent such pressure or influence.

Current Regulatory Approval Status of Our Products and Product Candidates

IOPtiMate

IOPtiMate is viewed as a medical device in the EEA. It has therefore undergone an assessment procedure in the EEA and bears a CE-mark; accordingly, it may be marketed throughout the EEA. Furthermore, it has received regulatory approval from the CFDA, the Canadian Medical Devices Bureau, the Israeli MOH, the Federal Commission for the Protection against Sanitary Risk in Mexico, the Ministry of Health in Peru, and is currently approved for sale in China, Canada, European Union, Israel, Mexico and Peru. We are expecting regulatory approval to be obtained in Taiwan in late 2016.

In 2008, our subsidiary IOPtima contacted the FDA in connection with a pre-submission process prior to the submission of an IDE application. The 2008 pre-IDE submission presented the IOPtiMate system, the pre-clinical testing plan, a proposed IDE clinical study and the planned regulatory strategy. The FDA provided comments to the proposed clinical study design, statistical analysis plan and pre-clinical data, and the FDA asked IOPtima to provide additional safety clarification and documentation in regard to the system design aspects.

In 2011, IOPtima made another pre-IDE submission after the IOPtiMate system was upgraded and additional system validity tests and pre-clinical studies were conducted. The 2011 pre-IDE submission presented the upgraded system, a comparison between the new model and the model in the previous pre-IDE submission, new pre-clinical data, additional clinical data, a proposed clinical study design and the planned regulatory strategy. In its response, the FDA indicated that the IOPtiMate system did not appear to be a candidate for the 510(k) pathway and therefore would likely require a PMA application or alternatively a Class II (de novo) pathway application. In addition, the FDA provided specific comments related to the proposed IDE study protocol, treatment procedure, comparison between the models, pre-clinical study and other aspects of the investigational plan and data.

We intend to initiate a U.S. regulatory approval pathway for IOPtiMate in 2016. The regulatory pathway is not yet determined, but we believe we could obtain FDA clearance through a de novo pathway as a Class II or Class III device. Assuming we will be able to begin FDA clinical trials in 2016, we expect to receive FDA approval in early 2019.

Eye-D

The VS-101 based on our Eye-D platform technology is undergoing the FDA new drug approval process through a 505(b)(2) regulatory pathway, by allowing reference to the non-clinical testing available for a comparable active ingredient latanoprost.

In the EEA, our VS-101 product candidate is regulated as a “medicinal product”. Borderline products such as polymers for sustained release of drugs are difficult to classify and classification may be disputed.

Classification of borderline products is often disputed and subject to litigation. It is possible that a product qualifies as a medical device in one Member State and as a drug in another Member State.

VS-101 will likely require a new market authorization as a drug in the EEA, even though the active ingredient, latanoprost, already has a market authorization and has been on the market for several years.

TeaRx

In 2016, we intend to file a pre-IDE submission to serve as the basis for our discussions with the FDA in determining the applicable 510(k) regulatory pathway.

In the EEA, TeaRx product candidate will likely be regarded as a medical device and will need to undergo a conformity assessment procedure and bear a CE-mark. However, it is possible that the product candidate classification as a medical device might be disputed.

OphRx

We believe that our LLC product candidates, which are at the preclinical development stage, will be subject for approval as new drugs under the 505(b)(2) regulatory pathway with the FDA in the United States.

Given the preclinical development stage of our LLC product candidates, it is not clear how such product candidates would be characterized in the EEA.

CellDetect

The Micromedic cancer diagnostic products qualify as in-vitro diagnostics in the EEA from Micromedic’s point of view. The CellDetect products for diagnosing cervical and bladder cancer have undergone a conformity assessment procedure according to the requirements of the IVD Directive and bear a CE mark. However, it is possible that the IVD status of the products might be disputed.

The Law for the Encouragement of Industrial Research and Development, 1984

The Law for the Encouragement of Industrial Research and Development, 1984 of Israel, or the Research Law prescribes a series of requirements which must be met in order to be eligible for research and development funding from the OCS. The benefits awarded under the OCS’s funding require the recipient to pay the OCS royalties on any income generated from the product developed under or deriving from the OCS’s program, including related services. Moreover, the Research Law requires manufacturing the product developed under the OCS funding in Israel only, unless the Research Committee of the Israeli Ministry of Industry Trade and Labor approves the transfer of the product’s manufacturing rights outside of Israel.

On July 29, 2015, the Israeli parliament amended the Research Law to establish the National Authority for Technological Innovations, or the Authority, which will replace the OCS. The Authority is intended to have greater power and freedom than the OCS in launching creative funding tracks and instituting new guidelines that will govern the transferability and licensing of the resulting technology. The Authority was formed as of January 1, 2016, and new grant tracks and guidelines will be published from time to time. Until the Authority launches into full operations, which may take a few months, the existing OCS regulations will continue to apply. We cannot assess at this time how the amended Research Law will affect our obligations to the OCS and any future grants received, if at all, from the Authority.

ISO Standards

Compliance with the ISO 13485 standard, for medical device quality management systems, is required for regulatory purposes. ISO standards are recognized international quality standards that are designed to ensure that we develop and manufacture quality medical devices. Other countries are also instituting regulations regarding medical devices. Compliance with these regulations requires extensive documentation and clinical reports for all of our product candidates, revisions to labeling and other requirements such as facility inspections to comply with the registration requirements.

Our products are assembled in accordance with ISO 13485:2003 and their quality is inspected by our employees who have been professionally trained and qualified for that purpose. Our subcontractors provide us the complete products and/or kits or components while adhering to the required quality standards. We perform periodic reviews and our products undergo various types of quality assurance, or QA, tests aimed at confirming their working condition. All our products are subject to QA inspection which examines their accuracy, contents, stability etc.

We received ISO approval for IOPtiMate and CellDetect from the Israel Standards Institute. ISO approval is renewed every year, subject to the Israel Standards Institute’s inspection. IOPtiMate’s current approval is valid until July 2018. CellDetect’s current approval is valid until July 2018.

Other Approvals

Our international operations as well as being an Israeli company subject us to laws regarding sanctioned countries, entities and persons; laws regarding customs, import-export and transactions in foreign countries; and the U.S. FCPA and local anti-bribery and other laws regarding interactions with healthcare providers. Among other things, these laws restrict, and in some cases can prevent, U.S. companies from directly or indirectly selling goods, technology or services to people or entities in certain countries. In addition, these laws require that we exercise care in structuring our sales and marketing practices in foreign countries.

In addition to the above regulations, we are and may be subject to regulation under country-specific federal and state laws, including, but not limited to, requirements regarding record keeping and the maintenance of personal information, including personal health information. As a public company whose securities will be registered pursuant to the Securities Act, we will be subject to U.S. securities laws and regulations, including the Sarbanes-Oxley Act. We also are subject to other present, and could be subject to possible future, local, state, federal and non-U.S. regulations in countries in which we will distribute our products.

Environmental, Health and Safety Matters

We and some of our component manufacturers are, or may become, subject to environmental, health and safety laws and regulations in Israel, and our activities may require permits from various governmental authorities including local municipal authorities, the Ministry of Environmental Protection and the Israeli MOH. Failure to comply with such laws, regulations or permits, may subject us to fines and other civil, administrative or criminal sanctions, including the revocation of permits and licenses necessary to continue our business activities. In addition, we may be required to pay damages or civil judgments in respect of third-party claims. Some environmental, health and safety laws allow for strict, joint and several liabilities for remediation costs, regardless of comparative fault. We may be identified as a responsible party under such laws. Such developments could have a material adverse effect on our business, financial condition and results of operations.

In addition, laws and regulations relating to environmental, health and safety matters are often subject to change. In the event of any changes or new laws or regulations, we could be subject to new compliance measures or to penalties for activities, which were previously permitted.

Our History and Corporate Structure

Our legal and commercial name is BioLight Life Sciences Ltd. We were incorporated in Israel on April 20, 2005 under the name Bio Light Israeli Life Sciences Investments Ltd. as a private company limited by shares. On February 1, 2016 we changed our name to our current name. Effective December 27, 2005, our shares were listed on the TASE.

The following diagram shows the active entities in our corporate structure and our ownership interests therein on a fully diluted basis as of December 31, 2015.

BioLight Life Sciences Ltd.
48%
100%
Micromedic Technologies Ltd.
XL Vision Sciences Ltd.
100%
Zetiq Technologies Ltd.
97%
70%
75%
39%
ViSci Ltd.
IOPtima Ltd.
DiagnosTear Ltd.
OphRx Ltd.

Comments:

Blue – Publicly traded company
Green – Private company

In January 2013, we, through XL Vision, entered into an investment agreement in DiagnosTear, which is developing TeaRx. We invested approximately $750,000 in exchange for approximately 70% of DiagnosTear’s issued and outstanding shares on a fully diluted basis and obtained the right to appoint the majority of the directors of DiagnosTear. In January 2015, we loaned DiagnosTear $300,000 pursuant to a convertible loan which in the event of a sale of DiagnosTear assets or shares shall be repaid in an amount representing 300% of the principal amount of the loan. In October, 2015 and in February 2016, we invested in DiagnosTear an additional $200,000 and $100,000, respectively. As a result of such additional investment, we currently hold approximately 75% of DiagnosTear’s issued and outstanding shares on a fully diluted basis.

We established ViSci in October 2012. In May 2013, we transferred our direct holdings in ViSci to XL Vision, and to date, we currently hold, through XL Vision, approximately 97% of ViSci’s issued and outstanding shares on a fully diluted basis.

In January 2015, we, through XL Vision and together with the other founders of OphRx, entered into an investment agreement to establish OphRx. To date, we hold, through XL Vision, 39% of the issued and outstanding shares on a fully diluted basis.

We initially invested in IOPtima in 2005. In October 2013, we transferred our direct holdings in IOPtima to XL Vision. In December 2015, we closed a joint equity financing with two Asia-based venture capital firms for a total consideration of $7.2 million, of which we invested $1.2 million, primarily in order to provide IPOtima with capital to finance its continued global commercialization of the IOPtiMate system, as well as to initiate a regulatory approval process for the IOPtiMate system with the FDA. The investment was based on a $13.5 million pre-money valuation for IOPtima. The agreement provides the additional investors a price adjustment if IOPtima does not reach certain milestones and revenue targets. IOPtima’s amended articles of association further provide the additional investors the right to sell their equity holdings in IOPtima to us upon the occurrence of certain conditions. We may refuse to do so, in which case we are obligated to agree to sell our holdings, together with all shareholders, to a third party. As a result of the investment, we hold approximately 70% of IOPtima’s issued and outstanding shares on a fully diluted basis.

Micromedic was incorporated in Israel in 1982 and became a public company in 1993 through the listing of its ordinary shares on the TASE. In 2011, we initially invested in Micromedic and currently own approximately 48% of its issued and outstanding shares on a fully diluted basis. Micromedic owns a pipeline of products and product candidates focusing on in vitro diagnostics of cancer, particularly the early detection, monitoring recurrence and identification of cancer and pre-cancer cells and assessing risks related to treatment’s side effects. We expect to maintain our current equity interest in Micromedic, which we expect will result in annual costs to us of approximately $1.0 million.

Employees

As of March 8, 2016, we had 15 employees, with three in sales and marketing, seven in research and development and five in general and administrative departments. We often supplement our research and development, clinical and regulatory departments with independent consultants on a project basis. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel. None of our employees currently work under any collective bargaining agreements. We consider our relationship with our employees to be good.

Israeli labor laws govern the length of the workday, minimum wages for employees, procedures for hiring and dismissing employees, determination of severance pay, annual leave, sick days, advance notice of termination of employment, equal opportunity and anti-discrimination laws and other conditions of employment. Subject to specified exceptions, Israeli law generally requires severance pay upon the retirement, death or dismissal of an employee, and requires us and our employees to make payments to the National Insurance Institute, which is similar to the U.S. Social Security Administration. Our employees have defined benefit pension plans that comply with the applicable Israeli legal requirements.

Facilities

We occupy approximately 4,100 square feet at our corporate headquarters located in Kiryat Atidim, Tel Aviv, under a lease that expires on December 2016. We provide subleases to our subsidiaries XL Vision, IOPtima, ViSci and DiagnosTear. Most of our employees work at this facility. We believe this facility is sufficient for our current needs, although we anticipate that we would need to lease additional facilities as our business expands.

IOPtima has a development lab and QA lab that are located in its Tel Aviv facilities. IOPtima’s labs have scientific and infrastructure equipment installed in them. In addition, it holds IOPtiMate systems, which are used for clinical trials in Israel and abroad and for demonstrations in conventions and in various locations around the world.

DiagnosTear leases additional office and laboratory space in Sciences Park, Nes Ziona, Israel, under a sublease that expires in December 2017.

OphRx used the laboratories of the Hebrew University of Jerusalem, for its preclinical development.

Legal Proceedings

We are not presently a party to any legal proceedings. We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to a medical device business. These matters may include product liability, intellectual property, employment and other general claims. We accrue for contingent liabilities when it is probable that a liability has been incurred and the amount can be reasonably estimated. Regardless of outcome, litigation can have an adverse impact on us because defense and settlement costs, diversion of management resources and other factors.

Cancer Diagnostics

Overview

We own approximately 48% of the issued and outstanding shares on a fully diluted basis of Micromedic. Micromedic owns a pipeline of products and product candidates focusing on in vitro diagnostics of cancer, particularly the early detection, monitoring recurrence and identification of cancer and pre-cancer cells and assessing risks related to a treatment’s side effects. Micromedic’s principal product and product candidates are:

•	CellDetect, a platform technology that is used in a color differentiating diagnostic kit to stain and detect cancer and pre-cancer cells for several cancer indications, currently focusing on (i) the detection and monitoring of bladder cancer recurrence using urine samples, and (ii) the diagnosis of cervical cancer using cervical smears; and
•	BRONJ test, a predictive genetic test for identification of individuals with increased risk of developing bisphosphonate-related osteonecrosis of the jaw, or BRONJ.

Cancer is one of the leading causes of death worldwide, according to World Health Organization data. In 2012, 14.1 million new cases of cancer were diagnosed worldwide and 8.2 million people died from the disease. Approximately 32.6 million people worldwide live with cancer (within a five year range since diagnosis). According to estimates by the World Health Organization, in 2015, nine million people and in 2030, 13 million people are expected to die of cancer.

Micromedic was incorporated in Israel in 1982 and became a public company in 1993 through the listing of its ordinary shares on the TASE. In 2011, prior to our focus on the ophthalmic sector, we invested in Micromedic and currently own 48% of its issued and outstanding share capital. We expect to maintain our current equity interest in Micromedic, which we expect will result in annual costs to us of approximately $1 million per year.

The CellDetect Platform Technology

Micromedic’s CellDetect technology is a color differentiating diagnostic kit that can be used to stain and detect cancer and pre-cancer cells. While it has the potential to be used for several cancer indications, it is currently focused on monitoring bladder cancer recurrence using urine samples and diagnosing cervical cancer using smears.

The test has no side effects or special risks and results are available within few hours. The kit uses materials and equipment available in standard pathological laboratories. The staining protocol is relatively short (less than 1.5 hours, including a one hour fixation procedure) and can be applied to existing automated systems. It has the potential to provide the cytologist with a unique, simple and efficient tool that combines color-based differentiation with morphological parameters for detecting and identifying different degrees of neoplasia primarily with the advantage of early stage tumors.

Bladder and Cervical Cancer Diagnostics Market Opportunity

According to a report published by Kalorama Information, the worldwide in vitro diagnostics, or IVD, market is expected to grow at a CAGR of 5.8% to reach $75.1 billion in 2020. It is estimated that the global IVD-based cancer testing market will grow from $5.6 billion in 2014 by an annual rate of 8% to a value of $8.3 billion in 2019. Based on evaluations from Kalorama Information, the global market of cancer-related cytology and histology will reach $3.4 billion in 2017. The diagnostics field benefits from significantly lower underlying development costs when compared to that of the pharmaceutical industry with an estimated time to market of a few years only. This, among other things, is due to the less complicated regulation compared to that of drug development and the relatively quick completion of the clinical trials needed for obtaining regulatory approvals.

Bladder Cancer

In 2012, almost 430,000 cases of bladder cancer were diagnosed worldwide and bladder cancer was the cause of approximately 165,000 deaths. Bladder cancer is the fourth most prevalent cancer among men in the United States and the seventh most prevalent cancer among men worldwide. It is three times more prevalent in men than women. In 2014, Bladder Cancer Advocacy Network estimated that nearly 75,000 new cases of bladder cancer were detected in the United States and over 16,000 fatalities were caused by bladder cancer. According to estimates, there are currently over 577,000 bladder cancer patients in the United States, up to 80% of whom will experience disease recurrence. Approximately 2.7 million people worldwide have a history of bladder cancer.

Bladder cancer patients undergo three to four tests a year in the first two years after diagnosis to monitor disease recurrence and undergo annual tests thereafter. The main causes of bladder cancer include smoking and professional exposure to cancer-causing substances. One of the first warning signs of bladder cancer is blood in the urine, or hematuria. Patients with hematuria undergo a battery of tests in order to rule out bladder cancer. The prevalence of microscopic hematuria ranges between 1% and 20% depending on the population.

Cervical Cancer

Over 500,000 new cases of cervical cancer were diagnosed worldwide in 2012. Approximately 450,000 of these cases were in developing countries, which have a higher percentage of new cases than in developed countries. Cervical cancer is caused primarily by the human papilloma virus, or HPV. Early detection of cervical cancer is critical. The five-year survival rate is approximately 93% when there is an early-stage diagnosis, compared to a five-year survival rate of approximately 16% when the diagnosis is determined after metastasis. To date, the standard screening test for detecting cervical cancer is a Papanicolaou, or PAP, test.

Despite large numbers of false positives and false negatives, the PAP test is considered the principal screening test for cervical cancer diagnosis, due to the lack of a more reliable and affordable test. PAP testing is generally conducted in developed countries every one to three years. Subjects who undergo a PAP test and are suspected to have cervical cancer undergo an additional procedure, usually a colposcopy, an endoscopic test of the cervix. Suspected findings are then sent as a biopsy to a pathologist. Approximately 160 million PAP tests are performed worldwide every year. In the United States, approximately 60 million PAP tests are performed every year and the payment made by the subjects and/or the insurance companies for the PAP tests for detecting cervical cancer is estimated to be $2 billion per year worldwide.

HPV testing is also used to detect the presence of high-risk HPV types in cervical cells, because of the presence of high-risk HPV types in cervical cells that can cause changes that may lead to cervical cancer. According to U.S. guidelines, women between the ages of 30 and 65 should either be screened every three years with a PAP test alone or every five years with PAP and HPV co-testing. The FDA has recently approved HPV test for primary cervical cancer screening. However, first-line HPV testing has not yet been incorporated into the professional cervical cancer screening guidelines. Furthermore, HPV is relatively expensive as it costs twice as much as a PAP test.

Although HPV vaccinations can reduce the risk of infection from high-risk HPV types, they do not protect against all HPV infections. As a result, it is still recommended for vaccinated women to undergo cervical cancer screening.

PAP and HPV tests are difficult to disseminate in developing countries due to their price (in the case of HPV), the level of expertise required for understanding those tests and/or the necessity in many cases for additional procedures that involve additional costs. This is a principal reason why the testing rate in developing countries is low compared to developed countries.

CellDetect Diagnostic Solution for Bladder Cancer

The ability of CellDetect to accurately identify bladder cancer cells in urine specimens was demonstrated in a multi-center blind clinical trial as reported in February 2015. The blind clinical study consisted of testing urine samples from 217 subjects with a history of bladder cancer in eight medical centers in Israel. The study population included 121 healthy subjects and 96 patients suffering from bladder cancer. The results of the CellDetect urine test were compared with results from biopsy or cystoscopy, in cases where biopsies were not taken. The CellDetect urine test successfully identified cancerous cells in urine samples in patients with a history of the disease, with reported sensitivity of 84.4% and specificity of 84% among patients undergoing routine surveillance by cystoscopy. The results also indicated that the CellDetect urine test’s negative predictive value (NPV), defined as the probability that a patient having a negative result doesn’t suffer from the disease, was 98.5%. In addition to its high sensitivity for advanced stage tumors and high-grade malignancy (82% and 89% respectively), the test was also found to exhibit high sensitivity for early stage tumors and low-grade malignancies (85% and 78% respectively), which are difficult to identify using other non-invasive tests currently available on the market. These findings indicate that the method is adequately sensitive for the purpose of accurate and early detection of the recurrence of the disease.

In June 2015, Micromedic obtained regulatory approval in Europe for the use of CellDetect for the monitoring of bladder cancer recurrence, and in January 2016, a similar regulatory approval was obtained in Israel. Micromedic expects to file a Pre-IDE with the FDA in the first half of 2016. It also plans to expand the intended use of the product to the general population of patients with hematuria that are suspected to have bladder cancer. In November 2015, Micromedic entered into a collaboration agreement under which Axella Research LLC, or Axella, will carry out clinical research, CRO services and regulatory activity, with funding provided by Axella CD Investors LLC, or Axella Investors, in order to obtain regulatory approvals to market and sell CellDetect for the monitoring of a bladder cancer recurrence in the United States. The necessary funding to be provided by Axella Investors, which is estimated at approximately $1.1 million, can be changed with the consent of the parties, depending on the scope of services. Axella Investors will pay Axella the amount of such funding up to and including obtaining approvals, depending on the costs listed in the budget. In exchange for the funding and CRO services, Micromedic will pay royalties based on future U.S.-based sales of CellDetect.

CellDetect Diagnostic Solution for Cervical Cancer

The performance of CellDetect for the screening of cervical neoplasia, or CIN, has been evaluated in several clinical studies. In particular, a community-based trial comparing PAP, HPV and CellDetect yielded favorable results of CellDetect in the diagnosis of cervical intraepithelial neoplasia, or CIN.

Both conventional smears and liquid-based samples (n=113) were included in this study. The sensitivity of CellDetect for CIN was 90 – 95% as compared to 88 – 89% for HPV and 79 – 80% for PAP. Furthermore, the specificity of CellDetect (76 – 85%) was significantly higher than that of HPV (37 – 43%, P<0.01) and comparable to that of PAP (80 – 85%). Finally, the negative predictive value (NPV) and positive predictive value (PPV) of CellDetect were 92 – 96% and 71 – 82% respectively. Particularly, the PPV of CellDetect was significantly higher than that of HPV (48 – 50%).

We believe that the use of CellDetect to diagnose cervical cancer has a competitive edge in developing markets such as China and India because it offers a unique combination of features, including extreme precision, operational simplicity and reduced need for expert diagnosis. CellDetect can be used with conventional cervical smears and with more advanced liquid-based cytology. The product is approved for commercialization in Europe, Israel and China as a diagnostic solution for cervical cancer.

In order to obtain the CFDA regulatory approval for CellDetect and to subsequently market and sell it in China, Micromedic engaged Biomics as its exclusive distributor of the CellDetect product for diagnosing cervical cancers. Although Biomics successfully obtained the CFDA regulatory approval, it was not able to meet the agreed upon sales targets under its agreement with Micromedic. As a result, Micromedic is seeking other strategic partners in order to expand its distribution network in China.

Bisphosphonate Related Osteonecrosis of the Jaw

Cancer and osteoporosis are driving a large number of bone-strengthening treatments. In the United States, more than 15 million prescriptions for oral or intravenous bisphosphonates, or BPs, are dispensed each year for the prevention and management of osteoporosis, and are also used to prevent bone complications in metastatic cancer.

BRONJ is a severe side effect following treatment with BPs, which causes necrosis of the maxillary bone. This side effect, driven by the increase in prescribing BPs primarily for cancer and osteonecrosis patients, most frequently appears in patients that are treated intravenously with BPs.

Market Opportunity for Identifying the Risk of BRONJ

BRONJ is a severe side effect, adversely impacting quality of life and producing significant morbidity in afflicted patients. The FDA acknowledged the risk for BRONJ in 2005 with a black box warning. The American Medical Association recently recognized the condition as drug-induced osteonecrosis of the jaw, or ONJ, with a specific ICD-9 code of 733.45.3.

The incidence of BRONJ reaches up to 19% in prostate cancer patients, up to 18.6% in multiple myeloma patients, up to 11% in breast cancer patients and up to 0.1% among osteoporosis patients treated orally. Many patients are first diagnosed only after BRONJ has reached advanced stages, at which point the only treatment is a costly surgery. Identifying the risk of BRONJ could potentially save the health system significant expenses, cause the patient to avoid significant pain and suffering, and provide the patient with personalized treatment. To date, Micromedic is not aware of any test for evaluating the risk of patients developing BRONJ following treatment with BPs.

BPs are recommended for cancer patients at risk to develop bone metastases. This includes all multiple myeloma patients, for which more than 114,000 new cases are diagnosed around the world annually. Out of approximately 2.9 million people living in the United States with prostate cancer, approximately 100,000 will develop metastases among which about 70% will develop bone metastases and receive intravenous BPs. In addition, there are approximately 200 million osteoporosis patients around the world and millions of new patients being diagnosed every year.

Micromedic believes that an assay may serve as a valuable screening tool for bisphosphonate recipients before the drug is administered. In addition, as the inciting event is usually dental surgery, the risk of BRONJ must be evaluated in candidate patients already administrated with BPs as this will support dentists and oral surgeons in assessing the status of their BP-treated patients before starting dental treatment.

The BRONJ Test — Predictive Genetic (SNP) Solution

Micromedic is currently developing a predictive genetic (SNP) test for identification of individuals with increased risk of developing BRONJ, mainly among multiple myeloma patients. In a clinical trial completed by Micromedic in May 2014, several genetic markers with high potential to predict necrosis of the jawbone in multiple myeloma patients treated with bisphosphonate drugs were identified. These findings were based upon a trial conducted at the Sheba Medical Center in Israel, which was designed to identify the unique genetic profile that enables the assessment of risk among cancer patients to develop BRONJ, and to serve as the basis for developing a novel diagnostic assay.

Based on a clinical trial results from August 2015, Micromedic has announced that it has identified several new genetic markers with high potential to predict necrosis of the jawbone in patients treated with bisphosphonate drugs and was able to repeat findings from the May 2014 trial for one significant marker in a larger and more diversified group than was tested in the 2014 trial. The clinical trial was performed at the University of Florida in the United States and at the Sheba Medical Center in Israel, using diverse patient populations from the United States, Europe and Israel. The trial involved 125 samples, of which 108 were multiple myeloma patients, 13 were breast cancer patients, and four were patients suffering from other cancers, all of whom were treated with bisphosphonate drugs. The trial included 69 cancer patients that developed BRONJ and a control group of 56 cancer patients that didn’t develop BRONJ. The trial included paving the genes by using full exome sequencing and bioinformatics analysis method was applied for identifying genetic markers.

Statistical models with the use of six gene markers for the 125 trial subjects provided sensitivity of 93% among cancer patients that developed BRONJ, and 68% specificity among cancer patients that didn’t develop BRONJ. It should be noted that the underlying statistical method that was primarily used for these results is based on a threshold value calculated on the basis of a single set of data that contains an element of overestimation. In order to validate these statistical results, an alternative method (leave-one-out cross validation) was applied and resulted in sensitivity of 84% and specificity of 68%.

Based on these positive results, Micromedic intends to pursue strategic partnership opportunities for continuing the clinical development and commercial activity for the BRONJ assay.

Sales, Marketing and Distribution

Most IVD tests for cancer are taking place in laboratory settings. An increasing number of laboratories offer complex panels of tests to support clinicians in evaluating cancer risk, diagnosing and making therapeutic decisions, or determining the likelihood that a tumor may recur. These tests include a broad range of products, starting from simple urinalysis to most sophisticated gene biochips. Histology/cytology, immunoassays (tumor markers), flow cytometry, rapid tests and molecular assays represent the main technologies used in the cancer IVD arena.

Micromedic has aligned its marketing strategy to this particular market and intends to engage distributors who offer related or complementary products in Europe, the United States, China and other countries worldwide. These distributers are either local distributors or international companies with direct selling capabilities in selected territories.

Competition

Bladder Cancer

Cystoscopy, an invasive diagnostic procedure performed by endoscopic examination of the bladder, is the most widely used procedure for the monitoring of bladder cancer. Micromedic believes that the only non-invasive test routinely used to monitoring bladder cancer is urine cytology with PAP stain which clinical utility is limited because of its low sensitivity for early stage tumors. Additional competing methods include urine biomarkers such as Abbott Labratories Inc’s UroVysion®, Scimedx Corporation’s ImmunoCytTM, Alere Inc.’s NMP22® BladderChek and Polymedco Inc.’s BTA Stat®. Micromedic believes that the clinical uses of those competing methods are limited because of their low performance and/or complexity to use.

Cervical Cancer

Micromedic’s principal competitors in the cervical cancer diagnostic field are companies that sell the PAP stain, a generic product commercialized by several companies including Sigma-Aldrich Corporation, Fisher Scientific International, Inc., or Scytek Laboratories, Inc. While the major advantage of this product is its low cost, its main drawback is its low accuracy and the high proficiency needed for test analysis.

More advanced, liquid-based cytology tests are also frequently replacing conventional PAP tests. The two leading companies in the international liquid-based cytology market are Hologic, Inc., which markets the ThinPrep® test, and Becton Dickinson and Company, which markets the SurePathTM test.

We expect that the CellDetect kit will also compete with the HPV detection test. HPV tests are commercialized by many companies including Qiagen N.V., Abbott Laboratories, Inc. or Roche Diagnostics Corporation. Additional competing tests include Roche Holding AG’s CINtec® tests for p16/Ki-67 biomarkers.

BRONJ

Micromedic is not aware of assays specifically designed to evaluate the genetic risk status of cancer patients to develop BRONJ. Clinicians currently use tools lacking clinical evidence for BRONJ such as Roche Diagnostic Corporation’s Serum Beta-CrossLaps (Beta-CTx), an immunoassay for the determination of degradation products of Type I collagen in human serum and plasma as an aid in assessing bone resorption. The test may also be used as an aid in monitoring antiresorptive therapies (e.g., BPs, hormone replacement therapy) in postmenopausal women and individuals diagnosed with osteopenia.

Micromedic is not aware of technologies specifically for BRONJ that have been developed beyond conceptual stages in academic settings.

Intellectual Property

Micromedic seeks patent protection for its products and technology in the United States as well as internationally. Its policy is to pursue, maintain and defend patent rights on products and product candidates developed internally and to protect the technology, inventions and improvements that are commercially important to the development of its business.

Micromedic has filed four non-provisional patent applications relating to its CellDetect technology in the United States, three of which were issued and will remain in force until 2027 and 2030. The remaining pending patent application, if issued, will expire in 2027. Counterparts of the aforementioned patents and patent applications have been allowed or granted in Australia, Europe, Canada, Israel, Japan and Singapore. A CellDetect trademark has been registered in the European Union and in Israel, and a CellDetect trademark application is currently pending in the United States.

The BRONJ test is protected by two patent families assigned to Micromedic, one of which was filed in Israel in 2013 and the other in the United States in 2015 as a provisional patent application. If the subsequent national phase filings are granted, these patents would expire in 2033-2034 and 2036, respectively.

Research and Development

As of March 8, 2016, Micromedic’s research and development team consisted of eight employees, as well as external cancer diagnostics specialists. Micromedic’s research and development is expected to continue to devote resources for identifying additional indications for cancer diagnostic using its CellDetect and its predictive genetic (SNP) test for the identification of individuals at risk to develop BRONJ. Micromedic’s research and development expenses, net, were approximately NIS 7.7 million (approximately $2.0 million), NIS 6.6 million (approximately $1.7 million), and NIS 3.4 million (approximately $867,000), in the years ended December 31, 2013 and 2014, and for the nine month period ended September 30, 2015, respectively.

Facilities and Manufacturing

Micromedic leases its offices and laboratories in order to manage, continue the discovery and development of product candidates, and manufacture its current diagnostic products in an overall area of approximately 3,000 square feet in Kiryat Atidim, Tel-Aviv under a lease that expires in February 2017 that contains an option to extend to February 2020, provided that it meets certain conditions as prescribed in the lease agreement.

Employees

As of March 8, 2016, Micromedic had 9 full time employees and 2 part-time employees.

Legal Proceedings

Micromedic is not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information relating to our executive officers and directors. Unless otherwise stated, the business address for our directors and executive officers is Kiryat Atidim, Building 3, 5th Floor, 6158101 Tel Aviv, Israel.

Name	Age	Position
Israel Makov	76	Chairman of the Board and Director
Suzana Nahum-Zilberberg	44	Chief Executive Officer
Itai Bar-Natan	40	Chief Financial Officer
Ron Mayron(7)	52	Director
Efrat Makov(4)	47	Director
Eliahu Shohet(1)(2)(3)(4)(5)(7)	59	Director
Dr. Rachel Adatto(1)(2)(3)(5)(6)	68	Director
Rina Shafir(1)(2)(3)(5)(6)	52	Director
James Jian Yuan Zhang	51	Director

(1)	Member of the Compensation Committee
(2)	Member of the Audit Committee
(3)	Member of the Financial Statement Committee
(4)	Member of the Investment Committee
(5)	Member of the Corporate Governance Committee
(6)	External Director (under Israeli Law)
(7)	Independent Director (under Israeli Law)

Mr. Israel Makov has served on our board of directors and as chairman of our board of directors since April 2011. From 2002 to 2007, Mr. Makov served as the president and chief executive officer of Teva Pharmaceutical Industries Ltd., or Teva. Among Israel’s most respected corporate leaders, Mr. Makov is credited for turning Teva into the world leader in generic pharmaceuticals. Prior to joining Teva, Mr. Makov led a number of companies in various industries, and founded Israel’s first biotech company, Interpharm, which later became a publicly traded company in the United States. Mr. Makov was chairman of Given Imaging Ltd. (which was sold in 2014 to Covidien PLC for approximately $860 million), chairman of Sun Pharmaceutical Industries Limited., chairman of Micromedic and the chairman of Eltav Wireless Monitoring Ltd. Mr. Makov is a member of the board of directors of the Israel National Nanotechnology Initiative, an initiative he helped establish. Mr. Makov also serves as a member of the executive board and management committee of the Weizmann Institute of Science, member of the board of directors of the Technion —  Israeli Institute of Technology and president of the Friends of Schneider Association. Mr. Makov holds a B.Sc. in Agriculture and an MA in Economics from the Hebrew University of Jerusalem.

Ms. Suzana Nahum Zilberberg has served as our chief executive officer since May 2011. Ms. Nahum Zilberberg is also the vice chairman of Micromedic. Prior to joining us, Ms. Nahum Zilberberg worked at Teva for 12 years in several positions, her last role being Vice President Asia and Pacific, leading the penetration of Teva into Japan and China. In her position, Ms. Nahum Zilberberg led the team that finalized the joint venture agreement with Kowa Pharmaceuticals, Inc. in 2008 and the acquisition of Taisho Pharmaceutical Co., Ltd., in 2009, which resulted in Teva becoming the fifth largest generic pharmaceutical company in Japan. Ms. Nahum Zilberberg holds a BA in Accounting and Economics from Tel Aviv University, an MBA in Finance and Marketing from Tel Aviv University and is a Certified Public Accountant.

Mr. Itai Bar-Natan has served as our chief financial officer since April 2013. Mr. Bar-Natan also serves as the chief financial officer of Micromedic. Prior to joining us, Mr. Bar-Natan worked at Ernst & Young Israel and Ernst & Young U.S. for 10 years in several positions. Mr. Bar-Natan’s last role was as senior manager in the high-tech practice, leading and managing diverse client accounts, including early stage through late stage, domestic, multinational and publicly traded companies. Mr. Bar-Natan business experience includes corporate finance, international corporate tax, capital raising for early stage companies, mergers and acquisitions, initial public offerings and follow-on capital raising. Mr. Bar-Natan holds a BA in Accounting (with honors) and Political Science from the Tel-Aviv University and is a Certified Public Accountant.

Mr. Eliahu Shohet has served on our board of directors as an independent director since April 2011 and is a member of our audit, compensation, financial statements, corporate governance and investment committees. Mr. Shohet serves as a strategic and business advisor at ADY Consulting Group. Prior to his role with ADY Consulting Group Mr. Shohet was a co-chief executive officer of Netafim Ltd. Prior to that, Mr. Shohet served in various senior positions at Teva for over 20 years, including Senior Vice President of Business Development, Chief Integration Officer and Vice President Central and Eastern Europe. Mr. Shohet holds a BA in economics from Bar Ilan University.

Ms. Efrat Makov has served on our board of directors as a director since April 2011 and is a member of our investment committee. Ms. Makov has extensive financial experience and background. Ms. Makov has served in various senior financial positions during her career, the latest as a chief financial officer of Aladdin Information Systems Ltd. and chief financial officer of Alvarion Technologies Ltd. Ms. Makov holds a BA in accounting and economics from Tel Aviv University. Ms. Makov is the daughter-in-law of Mr. Israel Makov.

Mr. Ron Mayron has served on our board of directors as an independent director since July 2015. Mr. Mayron has extensive, long-term experience in the pharmaceutical and medical equipment arena and has held various, significant senior management positions, both local and global, in Teva over the last 21 years. During his career at Teva, Mr. Mayron served in various vice president positions, with his last role being the Vice President of Israel and Africa, and he has also served as the chief executive officer of Teva Israel. Mr. Mayron is a Founder and the current CEO of RonMed Ltd. Mr. Mayron serves on several boards of directors of public and private companies and holds a B.Sc. in Industrial Engineering & Management from Ben Gurion University and an MBA from Tel-Aviv University.

Dr. Rachel Adatto has served on our board of directors as an external director since March 2014 and is a member of our audit, compensation, financial statement and corporate governance committees. Dr. Adatto has a Doctor of Medicine degree from the Hebrew University and Hadassah Medical School and is certified as a women healthcare and midwives specialist. Dr. Adatto served as senior physician at the Hadassah Mount Scopus Department of Obstetrics and Gynecology and as the Deputy Director of the hospital. In 1995, Dr. Adatto was appointed as a Deputy Director General of the Shaare Zedek Medical Center in Jerusalem and served at such position until 2007. Among her public positions, Dr. Adatto founded the National Council for Women’s Health and was appointed Council Chairwoman by the Minister of Health, was a Member of the Public Committee for Healthfulness Basket Allocation and was an advisor to the Minister of Health for women’s health. Between 2009 and 2013, Dr. Adatto was a member of the Knesset, Israel’s national legislature (Kadima party). In addition to her medical degree Dr. Adatto has an MBA from the Hebrew University of Jerusalem and an LL.B. degree from the Uno Academic College and is a qualified lawyer.

Ms. Rina Shafir has served on our board of directors as an external director since May 2015 and is a member and chairperson of our audit, compensation, financial statement and corporate governance committees. Ms. Shafir is a director and chairman of the investment committee at Analyst Provident Funds, director and chairman of the audit committee at Kesem Teudot Sal, a director and member of the Audit Committee for Gamatronics Ltd., and previously served as a director at Clal Finance and as a member of the advisory board at Shaarei Ribit. Ms. Shafir served as senior vice president of the Tel Aviv Stock Exchange until 2012 and as chief executive officer of Impact Portfolio Management. Over a period of ten years Ms. Shafir served as a head of the securities and advising division at Union Bank. Ms. Shafir has business and financial qualifications with over thirty years of experience in capital and investment markets. Ms. Shafir holds a BA in Economics from Tel Aviv University and an MBA in Finance and Accounting from Tel Aviv University.

Mr. James Jian Yuan Zhang has served on our board of directors since May 2015 and has over 20 years in financial and banking industry, including positions in commercial banking with Citibank, asset management at Charles Schwab, private wealth management at Merrill Lynch and as a managing director of investment banking at TerraNova Capital. Mr Zhang has served as Director of Cirrus Data Solutions since 2011. Mr. Zhang has a MA in Accounting from Brooklyn College, City University of New York and a BA in Accounting from the Jinan University in Guangzhou, China.

Corporate Governance Practices

Under the Companies Law, companies incorporated under the laws of the State of Israel, whose shares are publicly traded, including companies whose shares are listed on the NASDAQ Stock Market, or NASDAQ, are considered public companies under Israeli law and are required to comply with various corporate governance requirements under Israeli law relating, among others, to such matters as external directors, the audit committee, compensation policy, company’s auditors, and an internal auditor. These requirements are in addition to the corporate governance requirements imposed by NASDAQ Listing Rules, and other applicable provisions of U.S. securities laws to which we will become subject (as a foreign private issuer) upon the closing of this offering and the listing of our shares on NASDAQ Capital Market. Under the NASDAQ Listing Rules, a foreign private issuer, such as us, may generally follow its home country rules of corporate governance in lieu of the comparable requirements of NASDAQ Listing Rules, except for certain matters including (among others) the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC.

We intend to rely on this “home country practice exemption” with respect to the following NASDAQ Listing Rules:

•	Quorum requirements. As permitted under the Companies Law pursuant to our articles of association, the quorum required for a meeting of shareholders will consist of at least two shareholders present in person, by proxy or by other voting instrument in accordance with the Companies Law, who hold at least 25% of the voting power of our shares (and in an adjourned meeting, with some exceptions, any number of shareholders).
•	Shareholder approval. We will seek shareholder approval for all corporate actions requiring such approval under the requirements of the Companies Law, rather than seeking approval for corporate actions in accordance with NASDAQ Listing Rule 5635. In particular, under this NASDAQ Listing Rule, shareholder approval is generally required for: (i) an acquisition of shares or assets of another company that involves the issuance of 20% or more of the acquirer’s shares or voting rights or if a director, officer or 5% shareholder has greater than a 5% interest in the target company or the consideration to be received; (ii) the issuance of shares leading to a change of control; (iii) adoption or amendment of equity compensation arrangements; and (iv) issuances of 20% or more of the shares or voting rights (including securities convertible into, or exercisable for, equity) of a listed company via a private placement (or via sales by directors, officers or 5% shareholders) if such equity is issued (or sold) at below the greater of the book or market value of shares). By contrast, under the Companies Law, shareholder approval is required for, among other things: (a) transactions with directors concerning the terms of their service or indemnification, exemption, and insurance for their service (or for any other position that they may hold at a company), for which approvals of the compensation committee, board of directors, and shareholders are all required; (b) extraordinary transactions with controlling shareholders of publicly held companies, which require the special approval described below under “— Disclosure of personal interests of controlling shareholders and approval of certain transactions”; (c) terms of office and employment or other engagement of our controlling shareholder, if any, or such controlling shareholder’s relative, which require the special approval described below under “— Disclosure of personal interests of controlling shareholders and approval of certain transactions”; (d) approval of transactions with company’s chief executive officer with respect to his or her compensation, whether in accordance with the approved compensation policy of the company or not in accordance with the approved compensation policy of the company, or transactions with officers of the company not in accordance with the approved compensation policy; and (e) approval of the compensation policy of the company for office holders. In addition, under the Companies Law, a merger requires approval of the shareholders of each of the merging companies.

Except as stated above, we intend to comply with the NASDAQ Listing Rules generally applicable to U.S. domestic companies listed on NASDAQ, subject to certain exemptions the JOBS Act provides to emerging growth companies. We may in the future decide to use other foreign private issuer exemptions with respect to some or all of the other NASDAQ Listing Rules. Following our home country governance practices, as opposed to the requirements that would otherwise apply to a company listed on NASDAQ, may provide less protection than is accorded to investors under NASDAQ Listing Rules applicable to domestic issuers.

Board of Directors

Under the Companies Law, the overseeing of the management of our business is vested in our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to management. Our executive officers are responsible for our day-to-day management and have individual responsibilities established by our board of directors and specified in their specific employment agreements. Our chief executive officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with her. All other executive officers are appointed by our chief executive officer with the prior review of our board of directors and compensation committee, and are subject to the terms of any applicable employment agreements that we may enter into with them, under the terms approved by the board of directors and compensation committee.

Under our articles of association, our board of directors must consist of at least five and not more than ten directors, including at least two external directors. Currently our board of directors consists of seven directors, including two external directors. The external directors were nominated by our board of directors and were subject to election at a meeting of our shareholders. Other than external directors, for whom special election requirements apply under the Companies Law, as detailed below, our articles of association provide that (other than external directors) at each annual general meeting, the tenure of one third of the directors at that time, or such number that is closest to one third thereof, shall expire, provided that such number shall not fall below two directors. The directors whose tenure shall have expired in each year shall be those who served longest in such position since they were last elected; however, from those persons who were recently nominated or reelected as directors on the same day, they shall be determined by a resolution of the board of directors, unless otherwise agreed among them. A director whose tenure has ended may be reelected.

According to Israeli Law, we have three classes of directors: independent directors, external directors (who are also independent in nature), and “regular” directors. For purposes of complying with NASDAQ Listing Rules, upon the closing of this offering and the listing on the NASDAQ Capital Market our board of directors will be comprised of four independent directors (of which two are external directors).

Our board of directors has determined that with the exception of Israel Makov, Efrat Makov and James Jian Yuan Zhang, all of our directors are independent under such rules. The definition of “independent director” under NASDAQ Listing Rules and “external director” under the Companies Law overlap to a significant degree such that we would generally expect the two directors serving as external directors to satisfy the requirements to be independent under NASDAQ Listing Rules. However, it is possible for a director to qualify as an “external director” under the Companies Law without qualifying as an “independent director” under NASDAQ Listing Rules, or vice-versa. The definition of external director under the Companies Law includes a set of statutory criteria that must be satisfied, including criteria whose aim is to ensure that there is no factor that would impair the ability of the external director to exercise independent judgment. The definition of independent director under NASDAQ Listing Rules specifies similar, if slightly less stringent, requirements in addition to the requirement that the board of directors consider any factor which would impair the ability of the independent director to exercise independent judgment. In addition, external directors serve for a period of three years pursuant to the requirements of the Companies Law. However, external directors must be elected by a special majority of shareholders while independent directors may be elected by an ordinary majority. See “— External Directors” for a description of the requirements under the Companies Law for a director to serve as an external director.

Under the Companies Law, nominees for directors may also be proposed by any shareholder holding at least 1% of our outstanding voting power. However, any such shareholder may propose a nominee only if a written notice of such shareholder’s intent to propose a nominee has been duly submitted to us. Any such notice must include certain information, including, among other things, a description of all arrangements between the nominating shareholder and the proposed director nominee(s) and any other person pursuant to which the nomination(s) are to be made by the nominating shareholder, the consent of the proposed director nominee(s) to serve as our director(s) if elected and a declaration signed by the nominee(s) declaring that there is no limitation under the Companies Law preventing their election, and that all of the information that is required under the Companies Law and the Israeli Securities Law (if applicable) to be provided to us in connection with such election has been provided.

In addition, our articles of association allow our board of directors to appoint additional directors for a term of office until the first general meeting convened after such appointment, where such additional directors may be reappointed. Should a director be appointed, we shall make the director’s appointment known to the shareholders by way of delivery of a notice. The appointment shall be in effect until its approval by the first general meeting to be convened thereafter. According to the Companies Law, external directors are elected for an initial term of three years and may be elected for additional three-year terms under the circumstances described below. External directors may be removed from office only under the limited circumstances set forth in the Companies Law. See “— External Directors.”

Under the Companies Law, our board of directors must determine the minimum number of directors who are required to have accounting and financial expertise. See “— External Directors” below. In determining the number of directors required to have such expertise, our board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that the minimum number of directors who are required to have accounting and financial expertise is one.

External Directors

Under the Companies Law, we are required to have at least two directors who qualify as external directors. The appointment of external directors was made by a resolution of the general meeting of our shareholders, and our external directors are Dr. Rachel Adatto and Ms. Rina Shafir.

The Companies Law provides that external directors must be elected by a majority vote of the shares present and voting at a shareholders meeting, provided that either:

•	such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding abstentions, to which we refer as a disinterested majority; or
•	the total number of shares voted against the election of the external director by non-controlling shareholders and by shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) does not exceed 2% of the aggregate voting rights in the company.

Under the Companies Law, the term “controlling shareholder” is defined in the Companies Law as a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. With respect to certain matters, a controlling shareholder is deemed to include any shareholder that holds 25% or more of the voting rights in a public company if no other shareholder holds more than 50% of the voting rights in the company, but excludes a shareholder whose power derives solely from his or her position as a director of the company or from any other position with the company. To the best of our knowledge, to date, we do not have a “controlling shareholder”.

Under the Companies Law, the initial term of an external director is three years. Thereafter, an external director may be reelected to serve in that capacity for no more than two additional three-year terms, provided that either (i) his or her service for each such additional term is recommended by one or more shareholders holding at least 1% of the company’s voting rights and is approved at a shareholders meeting by a disinterested majority, where the total number of shares held by non-controlling, disinterested shareholders voting for such reelection exceeds 2% of the aggregate voting rights in the company, provided that the nominating shareholder, the external director, and certain of their related parties meet additional independence requirements; (ii) his or her service for each such additional term is recommended by the board of directors and is approved at a shareholders meeting by the same majority required for the initial election of an external director (as described above); or (iii) the external director has recommended that he or she be nominated for each such additional term and such nomination is approved at a shareholders meeting by the same majority and under the same criteria required as if he or she had been recommended by a shareholder.

The term of office for external directors for companies traded on certain foreign stock exchanges, including the NASDAQ Capital Market, may be further extended, in increments of additional three-year terms (but no more than additional total of two consecutive such three-year terms, unless restricted for only one additional consecutive three-year term under the articles of association), in each case provided that, in addition to reelection in such manner described above, (i) the audit committee and subsequently the board of directors of the company confirm that, in light of the external director’s expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period is beneficial to the company, and provided that (ii) the external director is reelected subject to the same shareholder vote requirements as if elected for the first time (as described above). Prior to the approval of the reelection of the external director at a general shareholders meeting, the company’s shareholders must be informed of the term previously served by him or her and of the reasons why the board of directors and audit committee recommended the extension of his or her term.

External directors may be removed from office by a special general meeting of shareholders called by the board of directors, which approves such dismissal by the same shareholder vote percentage required for their election or by a court, in each case, only under limited circumstances, including ceasing to meet the statutory qualifications for appointment, or violating their duty of loyalty to the company. If an external directorship becomes vacant and there are fewer than two external directors on the board of directors at the time, then the board of directors is required under the Companies Law to call a shareholders’ meeting as soon as possible (and no longer than in three-months’ time following said vacancy) to appoint a replacement external director.

Each committee of the board of directors that exercises the powers of the board of directors must include at least one external director. The audit committee and the compensation committee must include all external directors then serving on the board of directors and should be comprised of a majority of independent directors, the external directors must be the majority of the members of the compensation committee, and the financial statement committee’s chairman (as well as of the audit committee’s and of the compensation committee’s) must be an external director. See “— Committees of the Board of Directors.” Under the Companies Law, external directors of a company and all members of the compensation committee are prohibited from receiving, directly or indirectly, any compensation for their services as external directors, other than for their services as external directors pursuant to the Companies Law and the regulations promulgated thereunder. Compensation of an external director is determined prior to his or her appointment and may not be changed during his or her term subject to certain exceptions. Under the regulations pursuant to the Companies Law, certain exemptions and reliefs are granted to companies which securities are traded outside of Israel. We may use those exemptions and reliefs after the registration of our shares with the NASDAQ Capital Market under this offering.

The Companies Law provides that a person is not qualified to serve as an external director if (i) the person is a relative of a controlling shareholder of the company, or (ii) if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has or had, during the two years preceding the date of appointment as an external director: (a) any affiliation or other disqualifying relationship with the company, with any person or entity controlling the company or a relative of such person, or with any entity controlled by or under common control with the company; or (b) in the case of a company with no shareholder holding 25% or more of its voting rights, had at the date of appointment as external director, any affiliation or other disqualifying relationship with a person then serving as chairman of the board or chief executive officer, a holder of 5% or more of the issued share capital or voting power in the company, or the most senior financial officer.

The term “relative” is defined under the Companies Law as a spouse, sibling, parent, grandparent, or descendant; spouse’s sibling, parent, or descendant; and the spouse of each of the foregoing persons. Under the Companies Law, the term “affiliation” and the similar types of prohibited relationships include (subject to certain exceptions):

•	an employment relationship;
•	a business or professional relationship even if not maintained on a regular basis (excluding insignificant relationships);
•	control; and
•	service as an office holder, excluding service as a director in a private company prior to the initial public offering of its shares if such director were appointed as a director of the private company in order to serve as an external director following the initial public offering.

The term “office holder” is defined under the Companies Law as the general manager, chief executive officer, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of these positions regardless of that person’s title, and a director, or a manager directly subordinate to the general manager.

The external directors must be of Israeli residency (unless the company on which he or she serves, had offered shares (or bonds) to the public outside of Israel or are registered on a stock exchange outside of Israel) and must possess the minimal criteria required for the directorship of a “regular” director. In addition, no person may serve as an external director if that person’s position or professional or other activities create, or may create, a conflict of interest with that person’s responsibilities as a director or otherwise interfere with that person’s ability to serve as an external director or if the person is an employee of the Israeli Securities Authority or of an Israeli stock exchange. A person may furthermore not continue to serve as an external director if he or she received direct or indirect compensation from the company including amounts paid pursuant to indemnification or exculpation contracts or commitments and insurance coverage for his or her service as an external director, other than as permitted by the Companies Law and the regulations promulgated thereunder.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided with a direct or indirect benefit by the company, its controlling shareholder, or any entity under its controlling shareholder’s control. This includes engagement as an office holder or director of the company or a company controlled by its controlling shareholder or employment by, or provision of services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director. This restriction extends for a period of two years with regard to the former external director and his or her spouse or child, and for one year with respect to other relatives of the former external director.

If, at the time at which an external director is appointed, all members of the board of directors, who are not controlling shareholders or relatives of controlling shareholders of the company are of the same gender, the external director to be appointed must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time.

According to regulations promulgated under the Companies Law, a person may be appointed as an external director only if he or she has professional qualifications or if he or she has accounting and financial expertise (each, as defined below). In addition, at least one of the external directors must be determined by our board of directors to have accounting and financial expertise.

A director with accounting and financial expertise is a director who, due to his or her education, experience, and skills, possesses an expertise in, and an understanding of, financial and accounting matters and financial statements, such that he or she is able to understand the financial statements of the company and initiate a discussion about the presentation of financial data. A director is deemed to have professional qualifications if he or she has: (i) an academic degree in economics, business management, accounting, law, or public administration; (ii) an academic degree or has completed other higher education, in the primary field of business of the company or a field which is relevant to his or her position in the company; or (iii) at least five years of experience serving in one of the following capacities, or at least five years cumulative experience serving in two or more of the following capacities: (a) a senior business management position in a company with a significant volume of business; (b) a senior position in a company’s primary field of business; or (c) a senior position in public administration or service. The board of directors is charged with determining whether a director possesses financial and accounting expertise or professional qualifications.

Our board of directors has determined that Mr. Ron Mayron, who serves as an unaffiliated director (independent director), Ms. Rina Shafir, who serves as an external director, Ms. Efrat Makov and Mr. James Jian Yuan Zhang, all have accounting and financial expertise and possess professional qualifications as required under the Companies Law.

Alternate Directors

Our Articles of Association provide, consistent with Israeli law, that any director may, by written notice to us, appoint another person who is qualified to serve as a director to serve as his alternate director. A person who is not qualified to be appointed as a director, a person who is already serving as a director or a person who is already serving as an alternate director may not be appointed as an alternate director. The term of an alternate director can be terminated at any time by the appointing director and automatically terminates upon the termination of the term of the appointing director. An alternate director has the same rights and responsibilities as a director. As of the date of this prospectus, there are no alternate director appointments in effect.

Role of Board of Directors in Risk Oversight Process

Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Leadership Structure of the Board of Directors

In accordance with the Companies Law and our articles of association, our board of directors is required to appoint one of its members to serve as chairman of the board of directors. Our board of directors has appointed Mr. Israel Makov to serve as chairman of the board of directors and has approved his terms as an active chairman.

Committees of the Board of Directors

Currently, our board of directors has five active committees: audit committee, compensation committee, financial statement committee, investment committee and corporate governance committee.

The first three committees are mandatory and regulated under the Companies Law provisions, as further described below. Additionally, upon the listing of our shares on the NASDAQ Capital Market, our corporate governance committee will change its name and become a nomination and corporate governance committee.

Audit Committee

Under the Companies Law, we are required to appoint an audit committee. The audit committee must be comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee. The audit committee may not include the chairman of the board, any director employed by or otherwise providing services on a regular basis to the company, to a controlling shareholder or to any entity controlled by a controlling shareholder, any director who derives most of his or her income from a controlling shareholder, nor a controlling shareholder or a relative thereof.

In addition, under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors. In general, an “unaffiliated director” under the Companies Law is defined as either an external director or as a director who meets the following criteria:

•	he or she meets the qualifications for being appointed as an external director, except for the requirement (i) that the director be an Israeli resident (which does not apply to companies such as ours whose securities have been offered (under this offering) outside of Israel to date or are listed outside of Israel) and (ii) for accounting and financial expertise or professional qualifications; and
•	he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

Under the NASDAQ Listing Rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate as defined by the NASDAQ Listing Rules and at least one of whom has accounting or related financial management expertise.

Our audit committee consists of Mr. Eliahu Shohet, Dr. Rachel Adatto and Ms. Rina Shafir and is chaired by Ms. Shafir. Ms. Shafir possesses accounting and financial expertise and is the audit committee financial expert as defined by the SEC rules. Mr. Shohet, Dr. Adatto and Ms. Shafir are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the NASDAQ Listing Rules.

Our board of directors has adopted an audit committee charter to be effective upon the listing of our shares on the NASDAQ Capital Market setting forth among others, the responsibilities of the audit committee consistent with the rules of the SEC and NASDAQ Listing Rules in addition to the requirements for such committee under the Companies Law, including the following:

•	considering and making recommendations to the board of directors on our financial statements, reviewing and discussing the financial statements and presenting its recommendations with respect to the financial statements to the board of directors prior to the approval of the financial statements by our board of directors;
•	oversight of our independent registered public accounting firm and recommending the engagement, compensation or termination of engagement of our independent registered public accounting firm to the board of directors in accordance with Israeli law;
•	recommending the engagement or termination of the person filling the office of our internal auditor, reviewing the services provided by our internal auditor and reviewing effectiveness of our system of internal control over financial reporting;
•	recommending the terms of audit and non-audit services provided by the independent registered public accounting firm for pre-approval by our board of directors; and
•	reviewing and monitoring, if applicable, legal matters with significant impact, finding of regulatory authorities' findings, receive reports regarding irregularities and legal compliance, acting according to “whistleblower policy” and recommend to our board of directors if so required, and oversee our policies and procedures regarding compliance to applicable financial and accounting related standards, rules and regulations.

Our audit committee provides assistance to our board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control, and legal compliance functions by pre-approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal control over financial reporting. Our audit committee also oversees the audit efforts of our independent accountants and takes those actions that it deems necessary to satisfy itself that the accountants are independent of management.

Under the Companies Law, our audit committee is responsible for:

•	determining whether there are deficiencies in our business management practices, including in consultation with our internal auditor or the independent auditor, and making recommendations to the board of directors to improve such practices;
•	determining whether certain acts of an office holder not in accordance with his or her fiduciary duty owed to the company are extraordinary or material and to approve such acts and certain related party transactions (including transactions in which an office holder has a personal interest) and whether such transaction is extraordinary or material under the Companies Law (see “— Approval of Related Party Transactions Under Israeli Law”);
•	where the board of directors approves the work plan of the internal auditor, to examine such work plan before its submission to the board and propose amendments thereto;
•	to decide whether to approve and to establish the approval process (including by tender or other competitive proceedings) for certain transactions with a controlling shareholder or in which a controlling shareholder has a personal interest;
•	examining our internal controls and internal auditor’s performance, including whether the internal auditor has sufficient resources and tools to dispose of its responsibilities;
•	examining the scope of our auditor’s work and compensation and submitting a recommendation with respect thereto to our board of directors or shareholders, depending on which of them is considering the appointment of our auditor; and
•	establishing procedures for the handling of employees’ complaints as to deficiencies in the management of our business and the protection to be provided to such employees.

Our audit committee may not approve any actions requiring its approval (see “— Approval of Related Party Transactions Under Israeli Law”), unless at the time of approval a majority of the committee’s members are present, which majority consists of unaffiliated directors including at least one external director.

Compensation Committee

Our compensation committee consists of Mr. Eliahu Shohet, Dr. Rachel Adatto and Ms. Rina Shafir and is chaired by Ms. Shafir. As prescribed by the Companies Law, our compensation committee includes our two external directors, one of whom is the chairperson of the committee. Mr. Shohet, Dr. Adatto and Ms. Shafir are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the NASDAQ Listing Rules.

Under the Companies Law, the board of directors of a public company must appoint a compensation committee. Subject to certain exceptions the compensation committee must be comprised of at least three directors, including all of the external directors, which shall be a majority of the members of the compensation committee and one of whom must serve as chairman of the committee. Our compensation committee includes all of the external directors, who also constitute a majority of the compensation committee.

Each compensation committee member who is not an external director must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to who may not be a member of the committee.

The duties of the compensation committee include the recommendation to the company’s board of directors of a policy regarding the terms of engagement of office holders, to which we refer as a compensation policy. That policy must be adopted by the company’s board of directors, after considering the recommendations of the compensation committee, and must be approved by the company’s shareholders, which approval requires what we refer to as a Special Majority. A “Special Majority” approval requires shareholder approval by a majority vote of the shares present and voting at a meeting of shareholders called for such purpose, provided that either: (i) such majority includes at least a majority of the shares held by all shareholders who are not controlling shareholders and do not have a personal interest in such compensation arrangement; or (ii) the total number of shares of non-controlling shareholders and shareholders who do not have a personal interest in the compensation arrangement and who vote against the arrangement does not exceed 2% of the company’s aggregate voting rights. Our compensation policy was approved by our shareholders on January 12, 2014.

Our compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. According to the Companies Law, the compensation policy must be approved (or reapproved) not longer than every three years, relate to certain factors, including advancement of the company’s objectives, the company’s business plan and its long-term strategy, and creation of appropriate incentives for office holders. It must also consider, among other things, the company’s risk management, size, and nature of its operations. The compensation policy must furthermore consider the following additional factors:

•	the knowledge, skills, expertise, and accomplishments of the relevant office holder;
•	the office holder’s roles and responsibilities and prior compensation agreements with him or her;
•	the relationship between the terms offered and the average compensation of the other employees of the company, including those employed through manpower companies;
•	the impact of disparities in salary upon work relationships in the company;
•	the possibility of reducing variable compensation at the discretion of the board of directors;
•	the possibility of setting a limit on the exercise value of non-cash variable equity-based compensation; and
•	as to severance compensation, the period of service of the office holder, the terms of his or her compensation during such service period, the company’s performance during that period of service, the person’s contributions towards the company’s achievement of its goals and the maximization of its profits, and the circumstances under which the person is leaving the company.

The compensation policy must also include the following principles:

•	the link between variable compensation and long-term performance and measurable criteria;
•	the relationship between variable and fixed compensation, and the ceiling for the value of variable compensation;
•	the conditions under which an office holder would be required to repay compensation paid to him or her if it was later shown that the data upon which such compensation was based was inaccurate and was required to be restated in the company’s financial statements;
•	the minimum holding or vesting period for variable, equity-based compensation; and
•	maximum limits for severance compensation.

The compensation committee is responsible for (i) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (ii) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by a company’s audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
•	recommending to the board of directors periodic updates to the compensation policy;

•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders.

Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which include, in addition to the above mentioned responsibilities:

•	recommending to our board of directors the initial compensation policy and subsequently reviewing from time to time and recommending to the board for determination our overall compensation policies with respect to our chief executive officer and other office holders, with a view to rewarding management appropriately for its contributions to our growth and profitability and aligning our compensation policies with our objectives and shareholders' interests in each case taking into account the compensation policy;
•	the responsibilities set forth in the compensation policy; and
•	reviewing and approving the granting of share options and other incentive awards to the extent such authority is delegated by our board of directors and, subject to applicable law, administering our incentive plans.

Financial Statement Committee

As an Israeli public company reporting under Israeli reporting requirements, our financial statement committee, which complies with the Israeli Companies Regulations (Provisions and Conditions Regarding the Financial Statements’ Authorization Process), 2010, is responsible for considering and making recommendations to the board of directors on our financial statements. Prior to the approval of our financial statements by our board of directors, the financial statement committee reviews and discusses the financial statements and presents its recommendations with respect to the financial statements to the board of directors. Our reporting regime will change upon the closing of this offering (namely by becoming subject to U.S. reporting requirements instead of Israeli reporting requirements). Due to such change, upon the closing of this offering, the existence of our financial statement committee shall no longer be required and its responsibilities shall be transferred to the audit committee pursuant to the audit committee charter, described above. Our financial statement committee currently consists of Mr. Eliyahu Shohet, Dr. Rachel Adatto and is chaired by Ms. Rina Shafir.

Investment Committee

Our board of directors has formed an investment committee, on which Mr. Eliahu Shohet and Ms. Efrat Makov serve as members of and of which Mr. Eliahu Shohet is the chair. The investment committee assists our board of directors in searching for and examining new investment opportunities in accordance with our investment policy and objectives as determined by the board of directors. The members of our investment committee were appointed based on their professional experience and ability to implement the investment objectives.

Corporate Governance Committee

Our board of directors has formed a corporate governance committee, on which Ms. Rina Shafir, Mr. Eliahu Shohet and Dr. Rachel Adatto serve as members and which is chaired by Ms. Shafir. Each of Mr. Shohet, Dr. Adatto and Ms. Shafir are “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act and under the NASDAQ Listing Rules. The corporate governance committee assists our board of directors in establishing our internal administrative enforcement plan (concerning securities) and in implementing and monitoring our compliance and our personnel’s compliance with the administrative enforcement plan and securities laws and regulations.

Following the listing of our shares on the NASDAQ Capital Market, our corporate governance committee shall change its name and become the nomination and corporate governance committee.

Our board of directors has adopted a nomination and corporate governance committee charter to be effective upon the listing of our shares on the NASDAQ Capital Market that will set forth the responsibilities of the corporate governance committee which include, in addition to its existing authority, the following:

•	overseeing and assisting our board in reviewing and recommending nominees for election as directors and committees members, termination of board members, and develop criteria for the selection of new members of our board;
•	establishing procedures for, and assessing the performance of the members of our board;
•	planning successors for the position of our chief executive office and other executive officer positions; and
•	establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to us.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor based on the recommendation of the audit committee. The role of the internal auditor is to examine, among other things, our compliance with applicable law and orderly business procedures. The audit committee is required to oversee the activities and to assess the performance of the internal auditor as well as to review the internal auditor’s work plan.

An internal auditor may not be:

•	a person (or a relative of a person) who holds more than 5% of the company’s outstanding shares or voting rights;
•	a person (or a relative of a person) who has the power to appoint a director or the general manager of the company;
•	an office holder or director of the company; or
•	a member of the company’s independent accounting firm, or anyone on its behalf.

Mr. Yehiel Yardeni, has been serving as our Internal Auditor since July 2013. Mr. Yardeni is a Certified Public Accountant, Partner at Yardeni, Gelfand, Aberman and Co. Mr. Yardeni holds a BA in Economics and Accounting from Tel Aviv University. Mr. Yardeni’s nomination satisfies the requirements of the Companies Law.

Approval of Related Party Transactions under Israeli Law

Fiduciary Duties of Directors and Executive Officers

The Companies Law codifies the fiduciary duties that office holders owe to a company. Each person listed in the table under “Management — Executive Officers and Directors” is an office holder under the Companies Law.

An office holder’s fiduciary duties consist of a duty of care and a duty of loyalty. The duty of care requires an office holder to act with the level of care with which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty requires that an office holder act in good faith and in the best interests of the company.

The duty of care includes a duty to use reasonable means to obtain:

•	information on the advisability of a given action brought for his or her approval or performed by virtue of his or her position; and
•	all other important information pertaining to these actions.

The duty of loyalty includes a duty to:

•	refrain from any conflict of interest between the performance of his or her duties to the company and his or her other duties or personal affairs;
•	refrain from any activity that is competitive with the company;
•	refrain from exploiting any business opportunity of the company to receive a personal gain for himself or herself or others; and
•	disclose to the company any information or documents relating to the company’s affairs which the office holder received as a result of his or her position as an office holder.

Disclosure of Personal Interests of an Office Holder and Approval of Certain Transactions

The Companies Law requires that an office holder promptly disclose to the company any personal interest that he or she may be aware of and all related material information or documents concerning any existing or proposed transaction by the company. An interested office holder’s disclosure must be made promptly and in any event no later than the first meeting of the board of directors at which the transaction is considered. An office holder is not obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered as an extraordinary transaction.

A “personal interest” is defined under the Companies Law to include a personal interest of any person in an act or transaction of a company, including the personal interest of such person’s relative or of a corporate body in which such person or a relative of such person is a 5% or greater shareholder, director, or general manager or in which he or she has the right to appoint at least one director or the general manager, but excluding a personal interest stemming from one’s ownership of shares in the company.

A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the personal interest of the office holder with respect to his or her vote on behalf of a person for whom he or she holds a proxy even if such shareholder has no personal interest in the matter. An office holder is not, however, obliged to disclose a personal interest if it derives solely from the personal interest of his or her relative in a transaction that is not considered an extraordinary transaction.

Under the Companies Law, an extraordinary transaction is defined as any of the following:

•	a transaction other than in the ordinary course of business;
•	a transaction that is not on market terms; or
•	a transaction that may have a material impact on the company’s profitability, assets, or liabilities.

If it is determined that an office holder has a personal interest in a transaction, approval by the board of directors is required for the transaction, unless the company’s articles of association provide for a different method of approval. Further, so long as an office holder has disclosed his or her personal interest in a transaction, the board of directors may approve an action by the office holder that would otherwise be deemed a breach of duty of loyalty. However, a company may not approve a transaction or action that is adverse to the company’s interest or that is not performed by the office holder in good faith. An extraordinary transaction in which an office holder has a personal interest requires approval first by the company’s audit committee and subsequently by the board of directors. The compensation of, or an undertaking to indemnify or insure, an office holder who is not a director requires approval first by the company’s compensation committee, then by the company’s board of directors, and, if such compensation arrangement or an undertaking to indemnify or insure is inconsistent with the company’s stated compensation policy or if the office holder is the chief executive officer (apart from a number of specific exceptions), then such arrangement is subject to a Special Majority approval. Arrangements regarding the compensation, indemnification, or insurance of a director require the approval of the compensation committee, board of directors, and shareholders by ordinary majority, in that order, and under certain circumstances, a Special Majority approval. If shareholders of a company do not approve the compensation terms of office holders, other than directors, but including the chief executive officer, the compensation committee, and board of directors may override the shareholders’ decision, subject to certain conditions.

Generally, a person who has a personal interest in a matter which is considered at a meeting of the board of directors or the audit committee may not be present at such a meeting or vote on that matter unless the chairman of the relevant committee or board of directors (as applicable) determines that he or she should be present in order to present the transaction that is subject to approval. If a majority of the members of the audit committee or the board of directors (as applicable) has a personal interest in the approval of a transaction, then all directors may participate in discussions of the audit committee or the board of directors (as applicable) on such transaction and the voting on approval thereof, but shareholder approval is also required for such transaction.

Disclosure of Personal Interests of Controlling Shareholders, Approval of Certain Transactions

Under Israeli Law, the term “controlling shareholder” means a shareholder with the ability to direct the activities of our company, other than by virtue of being an executive officer or director. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25% or more of the voting rights of a company if the company has no shareholder that owns more than 50% of its voting rights. The transactions described below were entered into prior to the adoption of this policy. To the best of our knowledge, to date, we do not have a “controlling shareholder”.

Pursuant to Israeli law, the disclosure requirements regarding personal interests that apply to directors and executive officers also apply to a controlling shareholder of a public company. See “— External Directors” for a definition of controlling shareholder. In the context of a transaction involving a shareholder of the company, a controlling shareholder also includes a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company. For this purpose, the holdings of all shareholders who have a personal interest in the same transaction will be aggregated. The approval of the audit committee, the board of directors, and a Special Majority, in that order, is required for: (i) extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest; (ii) the engagement with a controlling shareholder or his or her relative, directly or indirectly, for the provision of services to the company; (iii) the terms of engagement and compensation of a controlling shareholder or his or her relative who is not an office holder; or (iv) the employment of a controlling shareholder or his or her relative by the company, other than as an office holder.

To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless, with respect to certain transactions, the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.

Arrangements regarding the compensation, indemnification, or insurance of a controlling shareholder in his or her capacity as an office holder require the approval of the compensation committee, board of directors, and shareholders by a Special Majority and the terms thereof may not be inconsistent with the company’s stated compensation policy.

Pursuant to regulations promulgated under the Companies Law, certain transactions with a controlling shareholder or his or her relative, or with directors, that would otherwise require approval of a company’s shareholders may be exempt from shareholder approval upon certain determinations of the audit committee and board of directors. Under these regulations, a shareholder holding at least 1% of the issued share capital of the company may require, within 14 days of the publication of such determinations, that despite such determinations by the audit committee and the board of directors, such transaction will require shareholder approval under the same majority requirements that would otherwise apply to such transactions.

Shareholders’ Duties

Under the Companies Law, a shareholder has a duty to act in good faith and in a customary manner toward the company and other shareholders and to refrain from abusing his or her power in the company, including, among other things, in voting at general meetings of shareholders and class meetings of shareholders with respect the following matters:

•	an amendment of the articles of association or memorandum of association of the company;
•	an increase in the company’s authorized share capital;

•	a merger; or
•	the approval of related party transactions and acts of office holders that require shareholder approval.

A shareholder also has a general duty to refrain from discriminating against other shareholders. In addition, certain shareholders have a duty of fairness toward the company. These shareholders include any controlling shareholder, any shareholder who knows that he or she has the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or to prevent the appointment of an office holder of the company or other power. The Companies Law does not define the substance of the duty of fairness, except to state that the remedies generally available upon a breach of contract will also apply in the event of a breach of the duty to act with fairness.

Exculpation, Insurance and Indemnification of Directors and Officers

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is included in its articles of association. Our articles of association include such a provision. A company may not exculpate a director from liability arising out of a prohibited dividend or distribution to shareholders.

Under the Companies Law, an Israeli company may indemnify an office holder in respect of the following liabilities and expenses incurred for acts performed as an office holder, either in advance of an event or following an event, provided a provision authorizing such indemnification is contained in its articles of association:

•	financial liability imposed on him or her in favor of another person pursuant to a judgment, including a settlement or arbitrator’s award approved by a court. However, if an undertaking to indemnify an office holder with respect to such liability is provided in advance, then such an undertaking must be limited to events which, in the opinion of the board of directors, can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned foreseen events and amount or criteria;
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder: (i) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (a) no indictment was filed against such office holder as a result of such investigation or proceeding and (b) no financial liability was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and (ii) in connection with a monetary sanction; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

Under the Companies Law, a company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder;
•	a breach of the duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company; and
•	a financial liability imposed on the office holder in favor of a third party.

Under the Companies Law, a company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except for indemnification and insurance for a breach of the duty of loyalty to the company and to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive illegal personal benefit; or
•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification, and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, by the shareholders.

Our articles of association and compensation policy allow us to exculpate, indemnify, and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

As of the date of this offering, no claims for directors’ and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law.

In the opinion of the SEC, indemnification of directors and office holders for liabilities arising under the Securities Act, however, is against public policy and therefore unenforceable.

There is no pending litigation or proceeding against any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

Insurance and Indemnification Agreements

We have entered into indemnification agreements with each of our current directors and executive officers undertaking to indemnify them to the fullest extent permitted by Israeli law, subject to limited exceptions, and including with respect to liabilities resulting from this offering, to the extent such liabilities are not covered by insurance.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to all of our directors and employees, including our chief executive officer, chief financial officer, controller or principal accounting officer, and other persons performing similar functions, which is a “code of ethics” as defined in Item 16B of Form 20-F promulgated by the SEC. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of the Code of Business Conduct and Ethics will be posted on our website at www.bio-light.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. If we make any amendment to the Code of Business Conduct and Ethics or grant any waivers, including any implicit waiver, from a provision of the code of ethics, we will disclose the nature of such amendment or waiver on our website to the extent required by the rules and regulations of the SEC. Under Item 16B of the SEC’s Form 20-F, if a waiver or amendment of the Code of Business Conduct and Ethics applies to our principal executive officer, principal financial officer, principal accounting officer, or controller and relates to standards promoting any of the values described in Item 16B(b) of such Form 20-F, we will disclose such waiver or amendment on our website in accordance with the requirements of Instruction 4 to such Item 16B.

Compensation of Executive Officers

The following table sets forth the compensation of the members of our senior management and our chairman of the board of directors for the year ended December 31, 2014 (in thousands):

			Salary	Bonus Grants	Fair Value of Share-Based Compensation	Consulting Fees	Other	Total
Suzana Nahum-Zilberberg	Chief Executive Officer	NIS	807	530	220	—	138	1,695
		USD	$206	$135	$56	—	$35	$432
Itai Bar-Natan	Chief Financial Officer	NIS	582	257	114	—	—	953
		USD	$148	$66	$29	—	—	$243
Israel Makov	Chairman	NIS	—	—	54	646	—	700
		USD	—	—	$14	$165	—	$179

The aggregate compensation we paid to our current executive officers and directors, including share based compensation, for the year ended December 31, 2014, was approximately NIS 3.5 million (approximately $893,000). This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave, and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional, and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the bonuses for the year ended December 31, 2014, in the amount of approximately NIS 787,000 (approximately $201,000), and the estimated fair value of share based compensation (share options to purchase ordinary shares) in the amount of approximately NIS 388,000 (approximately $99,000). In addition, as of December 31, 2014, share options to purchase an aggregate of 55,335 ordinary shares granted to our executive officers were outstanding under the 2005 Plan, at a weighted average exercise price of approximately NIS 90 (approximately $22.96) per share. In addition, share options to purchase an aggregate of 94,485 ordinary shares of Micromedic at a weighted average exercise price of NIS 28.9 (approximately $7.4) per share were outstanding under the Micromedic option plan.

The aggregate compensation we paid to our current executive officers and directors, including share based compensation, for the year ended December 31, 2015, was approximately NIS 2.9 million (approximately $740,000). This amount includes any amounts set aside or accrued to provide pension, severance, retirement, annual leave, and recuperation or similar benefits or expenses. It does not include any business travel, relocation, professional, and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel. The above also includes the bonuses for the year ended December 31, 2015, in the amount of approximately NIS 373,000 (approximately $95,000), and the estimated fair value of share based compensation (options to purchase ordinary shares) in the amount of approximately NIS 265,000 (approximately $68,000). In addition, as of December 31, 2015, share options to purchase an aggregate of 61,508 ordinary shares granted to our executive officers were outstanding under the 2005 Plan, at a weighted average exercise price of approximately NIS 87.4 (approximately $22.30) per share. In addition, share options to purchase an aggregate of 94,485 ordinary shares of Micromedic at a weighted average exercise price of NIS 28.9 (approximately $7.4) per share were outstanding under the Micromedic option plan.

According to our obligations under certain employment agreements and our 2015 objectives compensation plan, our CEO and CFO may be granted bonuses subject to achieving certain targets as determined and approved at the beginning of each calendar year by the audit committee and the board of directors in an aggregate amount of up to approximately NIS 417,000 (approximately $106,000).

Employment Agreements with Executive Officers

Suzana Nahum Zilberberg

Ms. Suzana Nahum Zilberberg has been our chief executive officer since May 2011. Ms. Nahum Zilberberg is entitled to a gross monthly salary of NIS 50,000, fully linked to the Israeli CPI for May 2011 and updated annually, and to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Ms. Nahum Zilberberg with a leased company car and a mobile phone. Ms. Nahum Zilberberg’s employment agreement is terminable by either us or Ms. Nahum Zilberberg upon 90 days’ prior written notice other than in the case of a termination for cause. Ms. Nahum Zilberberg’s employment agreement contains customary provisions regarding confidentiality of information and assignment of inventions. The agreement provides re-adjustment payment upon the termination of employment (not for cause) in a sum equal to three months’ salary and benefits in addition to the salaries and benefits during the required notice period. Ms. Nahum Zilberberg’s employment agreement also provides for a grant of share options to purchase an aggregate of 10,000 ordinary shares under the 2005 Plan, which will vest subject to certain conditions. These share options were granted on July 12, 2011. Ms. Nahum Zilberberg’s agreement also provides for an annual bonus of up to six months’ salary, subject to achieving certain targets as determined and approved at the beginning of each calendar year by the audit committee and the board of directors (after receiving the recommendations of the chairman of the board). On July 8, 2014, Ms. Nahum Zilberberg was granted share options to purchase an aggregate of 37,480 ordinary shares under the 2005 Plan, which will vest subject to certain conditions, and on July 14, 2015, Ms. Nahum Zilberberg was further granted share options to purchase an aggregate of 3,689 ordinary shares under the 2005 Plan, which will vest subject to certain conditions. As of March 8, 2016, Ms. Nahum Zilberberg held (indirectly through a “Relative” as such term is defined under the Companies Law) 943 ordinary shares and share options to purchase an aggregate of 51,169 ordinary shares, of which share options to purchase 22,493 ordinary shares are vested. Ms. Nahum Zilberberg also serves as the vice president of the board of directors of Micromedic. On September 22, 2013, Ms. Nahum Zilberberg was granted share options to purchase an aggregate of 23,440 ordinary shares of Micromedic under Micromedic option plan to Ms. Nahum Zilberberg, constituting 0.29% of Micromedic’s issued and outstanding shares on a fully diluted basis as of March 8, 2016, and which vest subject to certain conditions.

Itai Bar-Natan

Mr. Bar-Natan has served as our chief financial officer since April 2013. Mr. Bar-Natan is entitled to a monthly gross salary of NIS 38,000, and to social benefits, such as paid annual vacation days, severance pay, annual recreation allowance, manager’s insurance, sick leave, education fund and expenses reimbursement. In addition, we provide Mr. Bar-Natan with reimbursement for car expenses and a mobile phone. Mr. Bar-Natan’s employment agreement is terminable by either us or Mr. Bar-Natan upon a 60 days’ prior written notice. Mr. Bar-Natan’s employment agreement contains a non-compete obligation for a period of one year following termination of his employment and customary provisions regarding confidentiality of information and assignment of inventions. Mr. Bar-Natan’s employment agreement also provides for a grant of share options to purchase an aggregate of 4,260 ordinary shares under the 2005 Plan, which will vest subject to certain conditions. These share options were granted on April 6, 2013. The agreement does not provide for benefits upon the termination of employment, other than payment of salary and benefits during the required notice period. Mr. Bar-Natan’s agreement also provides for an annual bonus of up to NIS 105,000, subject to achieving certain targets as defined and approved in respect of each calendar year. In addition to his entitlement to options under his employment agreement, on March 27, 2014, Mr. Bar-Natan was granted share options to purchase an aggregate of 3,595 ordinary shares under the 2005 Plan, which will vest subject to certain conditions. On May 31, 2015, Mr. Bar-Natan was granted share options to purchase an aggregate of 2,484 ordinary shares under the 2005 Plan, which will vest subject to certain conditions. As of March 8, 2016, Mr. Bar-Natan held share options to purchase an aggregate of 10,339 ordinary shares, of which share options to purchase 5,237 ordinary shares are vested. Mr. Bar-Natan also serves as the chief financial officer of Micromedic. On August 12, 2013, Mr. Bar-Natan was granted with share options to purchase up to 7,813 ordinary shares of Micromedic under the Micromedic option plan constituting 0.10% of Micromedic’s issued and outstanding share capital on a fully diluted basis as of March 8, 2016, and which vest subject to certain conditions.

Employment and Services Agreement

On April 21, 2011, we entered into an agreement with Makov Associates Ltd., or Makov Co., a company controlled by Mr. Israel Makov. Pursuant to such agreement, Mr. Makov was appointed as the chairman of our board of directors, effective as of the date of the agreement. The monthly compensation payable to Makov Co. for Mr. Makov’s services is NIS 36,000 (approximately $9,000) plus reimbursement of expenses incurred in the context of his duties. As chairman, Mr. Makov will devote such time needed for the fulfillment of his duties and for the promotion of our affairs and objectives. The agreement shall be in effect for a period not to exceed five years, subject to the provisions of any law, and may be terminated by either party by providing an advance notice of 90 days.

On April 30, 2012, Micromedic entered into an agreement with Makov Co. for the consulting services of Mr. Makov as chairman of Micromedic, which agreement was extended by a three-year period in December 2014. Pursuant to the agreement, Mr. Makov shall serve as chairman of Micromedic, participate and direct all of Micromedic’s meetings of the board and board committees (to which he is appointed), and assist in Micromedic’s transactions and promote and implement Micromedic’s business strategy. Mr. Makov’s total position scope shall not be less than 20 monthly hours. Mr. Makov shall provide the consulting services personally, and in the event that he is be prevented from personally providing his services for a period exceeding 60 consecutive working days, the agreement shall be automatically terminated. Mr. Makov undertook that his activity in other fields and the time that he shall devote thereto shall not constitute a breach of the agreement and will not create a conflict of interest with his position in Micromedic. The agreement is effective until the earlier of the termination of Mr. Markov’s service as chairman of the board of directors of Micromedic, two years after the date of extension of the engagement, or upon the expiration of the ninety day notice period for termination of the agreement by either party. Pursuant to the agreement, Mr. Makov (through Makov Co.) is entitled to a monthly consulting fee (linked to the representative rate of exchange of the Dollar on the date of payment) in a gross amount of $5,000.

On April 30, 2012, Mr. Makov was granted share options to purchase an aggregate of 63,232 ordinary shares of Micromedic at an exercise price of NIS 3.25 (approximately $0.83) per share under the Micromedic option plan.

Israeli Share Option Plan (2005)

In December 2005, we adopted the 2005 Plan, an option plan for employees and senior officers. We further extended the 2005 Plan on May 2015 for an additional 10 years. The 2005 Plan allows us to grant share options to purchase our ordinary shares to our officers, employees, and consultants. The 2005 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. As of March 8, 2016, our employees and executive officers hold an aggregate of share options to purchase an aggregate of 70,961 ordinary shares under the 2005 Plan. As of March 8, 2016, share options to purchase an aggregate of 2,158 ordinary shares had been exercised and transferred to the beneficial holders. The 2005 Plan is designed to reflect the provisions of the Israeli Income Tax Ordinance (New Version) 5721-1961, or the Ordinance, mainly Sections 102 and 3(i), which affords certain tax advantages to Israeli employees, officers, and directors who are granted share options in accordance with its terms. Section 102 of the Ordinance allows employees, directors, and officers, who are not controlling shareholders and who are Israeli residents, to receive favorable tax treatment for compensation in the form of shares or share options. Section 102 of the Ordinance includes two alternatives for tax treatment involving the issuance of share options or shares to a trustee for the benefit of the grantees and also includes an additional alternative for the issuance of share options or shares directly to the grantee. Sections 102(b)(2) and 102(b)(3) of the Ordinance, which provide the most favorable tax treatment for grantees, permit the issuance to a trustee under the “capital gains track.” In order to comply with the terms of the capital gains track, all share options granted under a specific plan and subject to the provisions of Section 102 of the Ordinance, as well as the shares issued upon exercise of such share options and other shares received following any realization of rights with respect to such share options, such as share dividends and share splits, must be registered in the name of a trustee selected by the board of directors and held in trust for the benefit of the relevant employee, director, or officer. The trustee may not release these share options or shares to the relevant grantee before the second anniversary of the registration of the share options in the name of the trustee. However, under this track, our ability to deduct an expense with respect to the issuance of the share options or shares might be limited. Section 3(i) of the Ordinance does not provide for similar tax benefits.

The 2005 Plan may be administered by our board of directors either directly or upon the recommendation of a committee appointed by our board of directors.

The compensation committee recommends to the board of directors, and the board of directors determines or approves the eligible individuals who receive share options under the 2005 Plan, the number of ordinary shares covered by those share options, the terms under which such share options may be exercised, and other terms and conditions of the share options, all in accordance with the provisions of the 2005 Plan.

Share Option holders may not transfer their share options except in the event of death or transfer in accordance with law and the provisions of the 2005 Plan. Our compensation committee or board of directors may at any time amend or terminate the 2005 Plan; however, any amendment or termination may not adversely affect any share options or shares granted under such 2005 Plan prior to such action.

The share option exercise price is determined by the board of directors, following the recommendation of the compensation committee, and specified in each option award agreement.

Awards under the 2005 Plan may be granted until December 11, 2025, 10 years from May 2015 during which the 2005 Plan was further approved and extended by our board of directors.

Share options granted under the 2005 Plan generally vest over three (3) years commencing on the date of grant such that  1/3 vest on the first anniversary of the date of grant,  1/3 vest on the second anniversary of the date of grant and  1/3 vest on the third anniversary of the date of grant, unless otherwise provided in a specific allocation agreement.

Share options, other than certain incentive share options, that are not exercised within the term set forth under each award agreement shall expire, unless otherwise determined by our board of directors. Except as otherwise determined by the board of directors or as set forth in an individual’s award agreement, in the event of termination of employment or services for reasons of disability or death, or retirement, the grantee, or in the case of death, his or her legal successor, may exercise share options that have vested prior to termination within a period of one year from the date of disability, death, or retirement. If we terminate a grantee’s employment or service for cause, all of the grantee’s unvested share options will expire on the date of termination, yet share options which by that date the offeree’s eligibility to exercise has already been formed shall remain exercisable. If a grantee’s employment or service is terminated for any other reason other than for cause, the grantee may exercise his or her vested share options within 90 days of the date of termination. Any expired or unvested share options return to the pool for reissuance.

In the event of (i) a sale of all or substantially all of our assets or (ii) our consolidation or merger in which we are not the ongoing or surviving corporation, then, and unless otherwise determined in the agreement or by the board, we shall be entitled to determine that all of the outstanding unexercised share options held by or for the benefit of any grantee shall be assumed or substituted for an appropriate number of share options of the successor company, provided that the aggregate amount of the exercise price for such share options shall be equal to the aggregate amount of the exercise price of our unexercised share options held by each grantee at such time.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a description of the material terms of those transactions with related parties to which we are party and which were in effect within the past three fiscal years. U.S. dollar translations of NIS amounts are translated using the rate of $1.00 = NIS 3.92, the exchange rate reported by the Bank of Israel as of September 30, 2015.

The information below reflects (i) a 1-for-10 reverse share split of our registered and outstanding share capital pursuant to which every 10 ordinary shares, par value NIS 0.01 per share, have been consolidated into one ordinary share par value, NIS 0.1 per share, effected on August 2, 2015, and (ii) a 1-for-25 reverse share split of our registered and outstanding share capital pursuant to which every 25 ordinary shares, par value NIS 0.1 per share, have been consolidated into one ordinary share, par value NIS 2.5 per share, effected on February 28, 2016.

•	On March 6, 2014, we issued and sold 335,096 ordinary shares at a price per share of NIS 56.25 (approximately $14.35), together with publicly traded warrants to purchase an aggregate of 167,548 ordinary shares (Series 7) at an exercise price of NIS 67.5 (approximately $17.22) per share and publicly traded warrants to purchase an aggregate of 167,548 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share, pursuant to a public offering. The aggregate net proceeds from the offering were approximately NIS 18.2 million (approximately $4.7 million). The following related parties participated in this offering: (i) Mr. Israel Makov acquired 62,224 ordinary shares, publicly traded warrants to purchase 31,112 ordinary shares (Series 7) and publicly traded warrants to purchase 31,112 ordinary shares (Series 8); (ii) Mr. Shanghvi Dilip acquired 62,224 ordinary shares, publicly traded warrants to purchase 31,112 ordinary shares (Series 7) and publicly traded warrants to purchase 31,112 ordinary shares (Series 8); and (iii) Mr. Dan Oren acquired 62,224 ordinary shares, publicly traded warrants to purchase 31,112 ordinary shares (Series 7) and publicly traded warrants to purchase 31,112 ordinary shares (Series 8). The publicly traded warrants to purchase ordinary shares (Series 7) expired at December 31, 2014 and are no longer outstanding.
•	On March 31, 2014, we issued and sold 381,400 ordinary shares at a price per share of NIS 53.75 (approximately $13.71) together with and publicly traded warrants to purchase 381,400 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share to Israeli institutional investors pursuant to a private placement. The aggregate net proceeds from the offering were approximately NIS 19.3 million (approximately $4.9 million).
•	On May 11, 2015, we issued and sold 493,477 ordinary shares to Rock-One Group Investment Co. Ltd., at a price per share of NIS 50.25 ($12.82), pursuant to a private placement. The aggregate net proceeds from the private placement were approximately NIS 23.1 million (approximately $5.9 million). See “Business — Agreements with Third Parties — Share Purchase Agreement and Terms of Collaboration with Rock-One Group Investment Co. Ltd.”

Employment and Service Agreements

We have or have had employment, service or related agreements with each member of our senior management. See “Management — Executive Officers and Directors — Employment Agreements with Executive Officers” and “Management — Executive Officers and Directors — Employment and Services Agreement”.

Indemnification Agreements

Our articles of association permit us to exculpate, indemnify and insure our directors and officers to the fullest extent permitted by the Companies Law. We have obtained directors’ and officers’ insurance for each of our officers and directors. We have also entered into indemnification agreements with each of our current officers and directors, exculpating them to the fullest extent permitted by applicable laws and our articles of association and undertaking to indemnify them to the fullest extent permitted by applicable laws and our articles of association, including with respect to liabilities resulting from this offering, to the extent such liabilities are not covered by insurance.

Rights of Appointment

Our current board of directors consists of seven directors. See “Management — Board of Directors.” Currently serving directors that were appointed prior to this offering (other than the external directors) will continue to serve until the next annual meeting, in which the tenure of one third of the directors at that time, or such number that is closest to one third thereof, shall expire, provided that such number shall not fall below two directors. The directors whose tenure shall have expired in each year shall be those who served longest in such position since they were last elected; however, from those persons who were recently nominated or reelected as directors on the same day, they shall be determined by a resolution of the board of directors, unless otherwise agreed among them. A director whose tenure has ended may be reelected. We are not a party to, and are not aware of, any voting agreements among our shareholders.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our shares as of March 8, 2016, by:

•	each of our directors and executive officers;
•	each person or entity known by us to beneficially own more than 5% of our outstanding shares; and
•	all of our directors, director nominees, and executive officers as a group.

Our major shareholders do not have voting rights that are different from our shareholders in general.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities, and include shares subject to share options and warrants that are exercisable within 60 days after March 8, 2016. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the option, but not the percentage ownership of any other person. As of March 8, 2016, there were no holders of record of our ordinary shares in the United States. However, American Depositary Shares, each representing ten ordinary shares of our company, had been quoted on the OTCQX. The termination of our ADS deposit agreement and discontinuance of the quotation of our ADSs on the OTCQX occurred on February 29, 2016.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares, except to the extent that authority is shared by spouses under community property laws. All percentages in this table assume no exercise by the underwriters of their option to purchase up to an additional shares from us. None of our shareholders has informed us that he, she, or it is affiliated with a registered broker-dealer or is in the business of underwriting securities. None of our shareholders has different voting rights from other shareholders.

The information below reflects (i) a 1-for-10 reverse share split of our registered and outstanding share capital pursuant to which every 10 ordinary shares, par value NIS 0.01 per share, have been consolidated into one ordinary share par value, NIS 0.1 per share, effected on August 2, 2015, and (ii) a 1-for-25 reverse share split of our registered and outstanding share capital pursuant to which every 25 ordinary shares, par value NIS 0.1 per share, have been consolidated into one ordinary share, par value NIS 2.5 per share, effected on February 28, 2016.

	Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
		Prior to the Offering	After the Offering
5% Shareholders
Shanghvi Dilip(1)	396,616	15.04%	8.30%
Dan Oren(2)	275,736	10.45%	5.77%
The Phoenix Insurance Company Ltd.(3)	353,551	12.66%	7.16%
Rock-One Group Investment Co. Ltd.(4)	493,477	18.93%	10.39%
Excellence Nessuah Ltd.(5)	168,469	6.26%	3.49%
Executive Officers and Directors
Israel Makov(6)	485,884	17.59%	9.90%
Suzana Nahum-Zilberberg(7)	23,436	*	*
Itai Bar-Natan(8)	5,237	*	*
Ron Mayron	—	—	—
Efrat Makov	—	—	—
Eliahu Shohet	—	—	—
Rachel Adatto	—	—	—
Rina Shafir	—	—	—
James Jian Yuan Zhang	—	—	—
All executive officers and directors as a group	514,557	18.68%	10.47%

*	Less than 1%
(1)	Consists of 365,504 ordinary shares and publicly traded warrants (Series 8) to purchase 31,112 ordinary shares. To the best of our knowledge, Mr. Dilip holds his shares through M.J. Pharmaceuticals Ltd., a company in his control. Mr. Dilip is a founder and managing director at Sun Pharmaceuticals Industries Ltd., of which Mr. Makov serves as the chairman of its board of directors.
(2)	Consists of 244,624 ordinary shares and publicly traded warrants (Series 8) to purchase 31,112 ordinary shares. To the best of our knowledge, Mr. Oren holds his shares through Dexon Holdings Ltd., a company in his control.
(3)	Consists of 167,503 ordinary shares and publicly traded warrants (Series 8) to purchase 186,048 ordinary shares. To the best of our knowledge, to date, the voting and dispositive control over the shares beneficially owned by The Phoenix Insurance Company Ltd. are held by The Phoenix Holdings Ltd. To the best of our knowledge, The Phoenix Holdings Ltd. is a public company traded on the Tel Aviv Stock Exchange Ltd. According to its public reports, to date, the natural person or persons who hold voting and dispositive control over the shares beneficially owned by The Phoenix Holdings Ltd. are Mr. Izhak Sharon (Tshuva), Mr. Yaacov Shahar, Ms. Nili Shahar and Mr. Israel Kaz.
(4)	Consists of 493,477 ordinary shares. To the best of our knowledge, the natural person or persons who hold voting and dispositive control over the shares beneficially owned by Rock-One Group Investment Co. Ltd. (in which our director, Mr. James Jian Yuan Zhang, also serves as a director) is Mr. Lau Ngai Cheung.
(5)	Consists of 84,745 ordinary shares and publicly traded warrants (Series 8) to purchase 83,724 ordinary shares. To the best of our knowledge, to date, the voting and dispositive control over the shares of Excellence Nessuah Ltd. are held by Excellence Investments Ltd. To the best of our knowledge, Excellence Investments Ltd. is a public company traded on the Tel Aviv Stock Exchange Ltd. According to its public reports, to date, the natural person or persons who hold voting and dispositive control over the shares beneficially owned by Excellence Investments Ltd. are Mr. Izhak Sharon (Tshuva), Mr. Yaacov Shahar, Ms. Nili Shahar and Mr. Israel Kaz.
(6)	Consists of 329,838 ordinary shares, warrants (Series 6) to purchase 69,214 ordinary shares, publicly traded warrants (Series 8) to purchase 31,112 ordinary shares and warrants to purchase 55,720 ordinary shares.
(7)	Consists of 943 ordinary shares and share options to purchase 22,493 ordinary shares. Although such shares were purchased by a “family member” (as defined under Israeli law), we have adopted a legal assumption according to which we designate such holdings to be owned by Ms. Nahum Zilberberg.
(8)	Consists of share options to purchase 5,237 ordinary shares.

DESCRIPTION OF OUR SECURITIES

The following description of our ordinary shares and provisions of our articles of association are summaries and do not purport to be complete. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of $1.00 = NIS 3.92, the exchange rate reported by the Bank of Israel as of September 30, 2015.

On August 2, 2015 we effected a 1-for-10 reverse share split of our registered and outstanding share capital under which every 10 ordinary shares, par value NIS 0.01 per share, was consolidated into one ordinary share par value NIS 0.1 per share. In addition, on February 28, 2016, we effected a 1-for-25 reverse share split of our registered and outstanding share capital under which every 25 ordinary shares, par value NIS 0.1 per share, was consolidated into one ordinary share par value NIS 2.5 per share.

General

As of January 1, 2015, our authorized share capital consisted of 5,200,000 ordinary shares, of which 2,085,351 ordinary shares were issued and outstanding. As of March 8, 2016, our authorized share capital consisted of 11,000,000 ordinary shares, of which 2,606,688 ordinary shares were issued and outstanding. All of our outstanding ordinary shares have been validly issued, fully paid and non-assessable.

Upon the closing of this offering, our authorized share capital will consist solely of ordinary shares, par value NIS 2.5 per share, of which 4,749,545 shares will be issued and outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares). Our ordinary shares are not redeemable and do not have any preemptive rights.

Warrants to be Issued as Part of this Offering

The following summary of certain terms and provisions of the warrants offered hereby is not complete and is subject to, and qualified in its entirety by the provisions of the form of Warrant Agreement and Warrant Certificate, which are filed as exhibits to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions set forth in the form of Warrant Agreement and Warrant Certificate. Warrants issued in connection with this offering will be administered by VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York, NY 11598, on behalf of the Company. They can be reached by telephone at (212) 828-8436.

Form.  The warrants will be issued in electronic book-entry form to the investors. You should review a copy of the form of warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the warrants.

Exercisability.  The warrants are exercisable at any time after their original issuance and at any time up to the date that is five years after their original issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of ordinary shares purchased upon such exercise. No fractional ordinary shares will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will round up to the nearest whole number the number of ordinary shares to be issued to the holder.

Exercise Limitation.  Except with respect to a holder who beneficially owns more than 4.99% of the number of ordinary shares outstanding immediately prior to the offering, a holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of ordinary shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase or decrease such percentage to any other percentage upon at least 61 days' prior notice from the holder to us.

Exercise Price.  The exercise price per whole share of ordinary shares purchasable upon exercise of the warrants is equal to 125% of the per share public offering price. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our ordinary shares and also upon any distributions of assets, including cash, stock or other property to our stockholders. In addition, during the eighteen month period following closing the exercise price is subject to a one-time adjustment in the event of issuances or deemed issuances of ordinary shares at a price per share less than the exercise price then in effect (or securities convertible or exercisable into ordinary shares at a conversion or exercise price less than the exercise price then in effect) subject to certain customary exceptions.

Transferability.  Subject to applicable laws, the warrants may be offered for sale, sold, transferred or assigned without our consent.

Exchange Listing.  We have applied for the listing of the warrants offered in this offering on the NASDAQ Capital Market under the symbol “BOLTW”. No assurance can be given that such listing will be approved or that a trading market will develop.

Fundamental Transaction.  If, at any time while the warrants are outstanding, (1) we consolidate or merge with or into another corporation and we are not the surviving corporation, (2) we sell, lease, license, assign, transfer, convey or otherwise dispose of all or substantially all of our assets, (3) any purchase offer, tender offer or exchange offer (whether by us or another individual or entity) is completed pursuant to which holders of the ordinary shares are permitted to sell, tender or exchange their ordinary shares for other securities, cash or property and has been accepted by the holders of 50% or more of the ordinary shares, (4) we effect any reclassification or recapitalization of the ordinary shares or any compulsory exchange pursuant to which the ordinary shares are converted into or exchanged for other securities, cash or property, or (5) we consummate a securities purchase agreement or other business combination with another person or entity whereby such other person or entity acquires more than 50% of the outstanding ordinary shares, each, a “Fundamental Transaction”, then upon any subsequent exercise of warrants, the holders thereof will have the right to receive the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of ordinary shares then issuable upon exercise of those warrants, and any additional consideration payable as part of the Fundamental Transaction.

Rights as a Shareholder.  Except as otherwise provided in the warrants or by virtue of such holder's ownership of ordinary shares, the holder of a warrant does not have the rights or privileges of a holder of our ordinary shares, including any voting rights, until the holder exercises the warrant.

Options

As of March 8, 2016, share options to purchase an aggregate of 70,961 ordinary shares have been granted under our 2005 Plan and are outstanding (with a corresponding number of ordinary shares that have been reserved for the issuance of those share options), share options to purchase 2,158 ordinary shares have been exercised and transferred to the beneficiary holders. Under the terms of our 2005 Plan, our ordinary shares are automatically reserved for issuance in amounts that correspond to share options that are granted under the plan.

Currently Outstanding Warrants

•	As of March 8, 2016, warrants to purchase an aggregate of 154,667 ordinary shares (Series 6) at an exercise price of NIS 87.50 (approximately $22.32) per share were outstanding. These warrants expire on April 20, 2016.
•	As of March 8, 2016, publicly traded warrants to purchase an aggregate of 548,948 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share were outstanding. These warrants expire on December 31, 2016.
•	As of March 8, 2016, warrants to purchase an aggregate of 131,467 ordinary shares at a weighted average exercise price of NIS 87.50 (approximately $22.32) per share were outstanding. The warrants expire on April 20, 2016.

Share History

The information below reflects (i) a 1-for-10 reverse share split of our registered and outstanding share capital pursuant to which every 10 ordinary shares, par value NIS 0.01 per share, was consolidated into one ordinary share par value, NIS 0.1 per share, effected on August 2, 2015, and (ii) a 1-for-25 reverse share split of our registered and outstanding share capital pursuant to which every 25 ordinary shares, par value NIS 0.1 per share, was consolidated into one ordinary share, par value NIS 2.5 per share, effected on February 28, 2016.

•	On March 6, 2014, we issued and sold 335,096 ordinary shares at a price per share of NIS 56.25 (approximately $14.35), together with publicly traded warrants to purchase an aggregate of 167,548 ordinary shares (Series 7) at an exercise price of NIS 67.50 (approximately $17.22) per share and publicly traded warrants to purchase an aggregate of 167,548 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share, pursuant to a public offering. The aggregate net proceeds from the offering were approximately NIS 18.2 million (approximately $4.7 million). The publicly traded warrants to purchase ordinary shares (Series 7) all expired at December 31, 2014, and are no longer outstanding.
•	On March 31, 2014, we issued and sold 381,400 ordinary shares at a price per share of NIS 53.75 (approximately $13.71) together with publicly traded warrants to purchase 381,400 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share to Israeli institutional investors pursuant to a private placement. The aggregate net proceeds from the offering were approximately NIS 19.3 million (approximately $4.2 million).
•	On May 11, 2015, we issued and sold 493,477 ordinary shares to Rock-One Group Investment Co. Ltd. at a price per share of NIS 50.25 (approximately $12.82), pursuant to a private placement. The aggregate net proceeds from the private placement were approximately NIS 23.1 million (approximately $5.9 million).
•	On August 12, 2015, we issued and sold 27,861 ordinary shares at a price per share of NIS 50.25 (approximately $12.82) to Sino-Israel VC limited, pursuant to a private placement. The aggregate net proceeds from this private placement were approximately NIS 1.3 million (approximately $332,000).

Registration Number and Purposes of the Company

Our registration number with the Israeli Registrar of Companies is 51-3680793. Our purpose as set forth in our articles of association is to engage in any lawful activity.

Voting Rights and Conversion

All ordinary shares have identical voting and other rights in all respects.

Transfer of Shares

Our fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association, unless the transfer is restricted or prohibited by another instrument, applicable law, or the rules of a stock exchange on which the shares are listed for trade. The ownership or voting of our ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except for ownership by nationals of some countries that are, or have been, in a state of war with Israel.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. As a result, the holders of a majority of the voting power represented at a shareholders meeting have the power to elect all of our directors, subject to the special approval requirements for external directors described under “Management — External Directors.”

Under our articles of association, our board of directors must consist of not less than five but no more than 10 directors, including two external directors, as required by the Companies Law. Pursuant to our articles of association, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. At each annual general meeting, the tenure of one third of the directors at that time (other than the external directors), or such number that is closest to one third thereof, shall expire, provided that such number shall not fall below two directors. The directors whose tenure shall have expired in each year shall be those who served longest in such position since they were last elected; however, from those persons who were recently nominated or reelected as directors on the same day, they shall be determined by a resolution of the board of directors, unless otherwise agreed among them. A director whose tenure has ended may be reelected. In addition, our articles of association allow our board of directors to appoint directors to fill vacancies on the board of directors to serve until the next general annual meeting. External directors are elected for an initial term of three years, may be elected for additional terms of three years each under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Management — External Directors.” for more information.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of our ordinary shares in proportion to their respective shareholdings. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. Our articles of association do not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by our board of directors.

Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to our then last reviewed or audited financial statements, provided that the date of the financial statements is not more than six months prior to the date of the distribution, or we may otherwise only distribute dividends that do not meet such criteria only with court approval. In each case, we are only permitted to distribute a dividend if our board of directors and the court, if applicable, determines that there is no reasonable concern that payment of the dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of our ordinary shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

With respect to non-exculpation of a director from liability arising out of a prohibited dividend or distribution to shareholders see “Management — Approval of Related Party Transactions under Israeli Law — Exculpation, Insurance and Indemnification of Directors and Officers.”

Exchange Controls

There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares, proceeds from the sale of the shares or interest or other payments to non-residents of Israel, except for shareholders who are subjects of countries that are, or have been, in a state of war with Israel.

Shareholder Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year that must be held no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in our articles of association as extraordinary general meetings. Our board of directors may call extraordinary general meetings whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that our board of directors is required to convene an extraordinary general meeting upon the written request of (i) any two of our directors or one-quarter of the members of our board of directors or (ii) one or more shareholders holding, in the aggregate, either (a) 5% or more of our outstanding issued shares and 1% of our outstanding voting power or (b) 5% or more of our outstanding voting power.

One or more shareholders, holding 1% or more of the outstanding voting power, may ask the board to add an item to the agenda of a prospective meeting, if the proposal merits discussion at the general meeting.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting. Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of our shareholders:

•	amendments to our articles of association;
•	appointment or termination of our auditors;
•	appointment of external directors;
•	approval of certain related party transactions;
•	increases or reductions of our authorized share capital;
•	a merger; and
•	the exercise of our board of director’s powers by a general meeting, if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management.

The Companies Law and our articles of association require that a notice of any annual general meeting or extraordinary general meeting be provided to shareholders at least 21 days prior to the meeting and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

All shareholder decisions are to be taken by votes in a shareholders’ meeting. Under the Companies Law and our articles of association, shareholders are not permitted to take action via written consent in lieu of a meeting.

Voting Rights

Quorum Requirements

Pursuant to our articles of association, holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote before the shareholders at a general meeting. As a foreign private issuer, the quorum required for our general meetings of shareholders consists of at least two shareholders present in person, by proxy or written ballot who hold or represent between them at least 25% of the total outstanding voting rights. A meeting adjourned for lack of a quorum is generally adjourned to the same day in the following week at the same time and place or to a later time or date if so specified in the notice of the meeting. At the reconvened meeting, any two or more shareholders present in person or by proxy shall constitute a lawful quorum. See “Management — Corporate Governance Practices” for more information.

Vote Requirements

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required by the Companies Law or by our articles of association. Under the Companies Law, each of (i) the approval of an extraordinary transaction with a controlling shareholder and (ii) the terms of employment or other engagement of the controlling shareholder of the company or such controlling shareholder’s relative (even if not extraordinary) requires, the approval described above under “Management — Approval of Related Party Transactions Under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions.” Under our articles of association, the alteration of the rights, privileges, preferences, or obligations of any class of our shares requires a simple majority vote of the class so affected (or such other percentage of the relevant class that may be set forth in the governing documents relevant to such class), in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. An exception to the simple majority vote requirement is a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization, of the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy, or by voting deed and voting on the resolution.

Access to Corporate Records

Under the Companies Law, shareholders are provided access to: minutes of our general meetings; our shareholders register and principal shareholders register, articles of association and financial statements; and any document that we are required by law to file publicly with the Israeli Companies Registrar or the Israeli Securities Authority. In addition, shareholders may request to be provided with any document related to an action or transaction requiring shareholder approval under the related party transaction provisions of the Companies Law. We may deny this request if we believe it has not been made in good faith or if such denial is necessary to protect our interest or protect a trade secret or patent.

Modification of Class Rights

Under the Companies Law and our articles of association, the rights attached to any class of share, such as voting, liquidation, and dividend rights, may be amended by adoption of a resolution by the holders of a majority of the shares of that class present at a separate class meeting, or otherwise in accordance with the rights attached to such class of shares, as set forth in our articles of association.

Registration Rights

None of our shareholders are entitled to registration rights.

Acquisitions under Israeli Law

Full Tender Offer

A person wishing to acquire shares of an Israeli public company and who would as a result hold over 90% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the relevant class for the purchase of all of the issued and outstanding shares of that class. If the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company or of the applicable class, and more than half of the shareholders who do not have a personal interest in the offer accept the offer, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares.

Upon a successful completion of such a full tender offer, any shareholder that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may, within six months from the date of acceptance of the tender offer, petition an Israeli court to determine whether the tender offer was for less than fair value and that the fair value should be paid as determined by the court. However, under certain conditions, the offeror may include in the terms of the tender offer that an offeree who accepted the offer will not be entitled to petition the Israeli court as described above.

If (i) the shareholders who did not respond or accept the tender offer hold at least 5% of the issued and outstanding share capital of the company or of the applicable class or the shareholders who accept the offer constitute less than a majority of the offerees that do not have a personal interest in the acceptance of the tender offer, or (ii) the shareholders who did not accept the tender offer hold 2% or more of the issued and outstanding share capital of the company (or of the applicable class), the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer

The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of at least 25% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if, as a result of the acquisition, the purchaser would become a holder of more than 45% of the voting rights in the company, provided that there is no other shareholder of the company who holds more than 45% of the voting rights in the company, subject to certain exceptions.

A special tender offer must be extended to all shareholders of a company but the offeror is not required to purchase shares representing more than 5% of the voting power attached to the company’s outstanding shares, regardless of how many shares are tendered by shareholders. A special tender offer may be consummated only if (i) outstanding shares representing at least 5% of the voting power of the company will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, controlling shareholders, holders of 25% or more of the voting rights in the company or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger

The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, by a majority vote of each party’s shareholders, and, in the case of the target company, a majority vote of each class of its shares, voted on the proposed merger at a shareholders meeting.

For purposes of the shareholder vote, unless a court rules otherwise, the merger will not be deemed approved if a majority of the votes of shares represented at the shareholders meeting that are held by parties other than the other party to the merger, or by any person (or group of persons acting in concert) who holds (or hold, as the case may be) 25% or more of the voting rights or the right to appoint 25% or more of the directors of the other party, vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders (as described under “Management — Approval of Related Party Transactions Under Israeli Law — Disclosure of Personal Interests of Controlling Shareholders and Approval of Certain Transactions”).

If the transaction would have been approved by the shareholders of a merging company but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders of the target company.

Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging entities, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be consummated unless at least 50 days have passed from the date on which a proposal for approval of the merger was filed by each party with the Israeli Registrar of Companies and at least 30 days have passed from the date on which the merger was approved by the shareholders of each party.

Anti-Takeover Measures under Israeli Law

For as long as our securities are traded on the TASE, the Israeli Securities Law does not allow us, being a public company traded on the TASE, to create and issue shares having rights different from those attached to our ordinary shares, including shares providing certain preferred rights with respect to voting, distributions, or other matters and shares having preemptive rights. As of the closing of this offering and for as long as our shares are traded on the TASE, no preferred shares will be authorized under the Israeli Securities Law and our articles of association. The authorization and designation of a class of preferred shares will require an amendment to our articles of association, which requires the prior approval of the holders of a majority of the voting power attaching to our issued and outstanding shares at a general meeting. The convening of the meeting, the shareholders entitled to participate and the majority vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law as described above in “— Voting Rights.”

Borrowing Powers

Pursuant to the Companies Law and our articles of association, our board of directors may exercise all powers and take all actions that are not required under law or under our articles of association to be exercised or taken by our shareholders, including the power to borrow money for company purposes.

Changes in Capital

Our articles of association enable us to increase or reduce our share capital. Any such changes are subject to the provisions of the Companies Law and must be approved by a resolution duly passed by our shareholders at a general meeting by voting on such change in the capital. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both our board of directors and an Israeli court.

SECURITIES ELIGIBLE FOR FUTURE SALE

Sale of Restricted Shares

Upon completion of this offering, we will have 4,749,545 ordinary shares outstanding (assuming that the underwriters do not exercise their option to purchase additional ordinary shares). Of these shares, all the shares sold in this offering will be freely tradable without further restrictions or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in the United States in compliance with Rule 144, which is described below. Of the remaining outstanding shares, 2,606,688 ordinary shares held by our existing shareholders have not been registered under the Securities Act. These securities are eligible for public sale in the United States, subject to any lock-up agreements, as described below, only if they are registered under the Securities Act or if they qualify for an exemption from registration.

As a result of the lock-up agreements described below and subject to the provisions of Rule 144 promulgated under the Securities Act, 1,434,386 shares of the restricted shares held by our existing shareholders will not be available for sale in the U.S. public market until the expiration of the lock-up agreements, as more particularly described below under the “Underwriting” section, approximately six months after the date of this prospectus, subject to certain exceptions.

Rule 144

In general, under Rule 144 of the Securities Act (as in effect on the date of this prospectus), beginning 90 days after the date of this prospectus, an “affiliate” who has beneficially owned our shares for a period of at least six months is entitled to sell upon expiration or waiver of the lock-up agreements described below within any three-month period a number of shares that does not exceed the greater of either 1% of the then outstanding ordinary shares, or approximately immediately after this offering, or the average weekly trading volume of our ordinary shares on the NASDAQ Capital Market during the four calendar weeks preceding the filing with the SEC of a notice on Form 144 with respect to such sale. Such sales under Rule 144 of the Securities Act are also subject to prescribed requirements relating to the manner of sale, notice, and availability of current public information about us.

Under Rule 144, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior holder other than an affiliate, is entitled to sell such shares without restriction, provided we have been in compliance with our reporting requirements under the Exchange Act for the six months following satisfaction of the six-month holding period. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 of the Securities Act as in effect on the date of this prospectus, each of our employees, consultants or advisors who acquires our ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the closing of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-up Agreements

For a description of the lock-up agreements that we and our shareholders have entered into in connection with this offering, see “Underwriting.”

Form S-8 Registration Statements

Following the completion of this offering, we may file one or more registration statements on Form S-8 under the Securities Act to register the ordinary shares issued or reserved for issuance under our 2005 Plan. The registration statement on Form S-8 will become effective automatically upon filing. Ordinary shares issued upon exercise of a share option and registered pursuant to the Form S-8 registration statement will, subject to vesting provisions and Rule 144 volume limitations applicable to our affiliates, be available for sale in the open market immediately unless they are subject to the 180-day lock-up or, if subject to the lock-up, immediately after the 180-day lock-up period expires.

TAXATION

The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of our ordinary shares or warrants. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Israeli Tax Considerations and Government Programs

The following is a brief summary of the material Israeli tax laws applicable to us, and certain Israeli Government programs that benefit us. This section also contains a discussion of material Israeli tax consequences concerning the ownership and disposition of our ordinary shares or warrants. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law and does not address any tax consequences of other countries. Examples of such investors include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot provide any assurance that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which change could affect the tax consequences described below.

General Corporate Tax Structure in Israel

Israeli resident (as defined below) companies, such as us, are generally subject to corporate tax at the rate of 25% as of 2016. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are subject to tax at the prevailing corporate tax rate.

Law for the Encouragement of Industry (Taxes), 5729-1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for “Industrial Companies.” As we have not yet generated income, it is uncertain whether we qualify as an Industrial Company within the meaning of the Industry Encouragement Law.

The Industry Encouragement Law defines an “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than income from defense loans, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	amortization over an eight-year period of the cost of patents and rights to use a patent and know-how which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise; and
•	under certain conditions, an election to file consolidated tax returns with related Israeli Industrial Companies.

There can be no assurance that we currently qualify, or will continue to qualify, as an Industrial Company or that the benefits described above will be available in the future.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, currently provides certain tax benefits for income generated by “Preferred Companies” from their “Preferred Enterprises.” The definition of a Preferred Company includes, inter alia, a company incorporated in Israel that is not wholly owned by a governmental entity, which:

•	owns a Preferred Enterprise, which is defined as an “Industrial Enterprise” (as defined under the Investment Law) that is classified as either a “Competitive Enterprise” (as defined under the Investment Law) or a “Competitive Enterprise in the Field of Renewable Energy” (as defined under the Investment Law);

•	is controlled and managed from Israel;
•	is not a “Family Company,” a “Home Company,” or a “Kibbutz” (collective community) as defined under the Income Tax Ordinance;
•	keeps acceptable books of account and files reports in accordance with the provisions of the Investment Law and the Income Tax Ordinance; and
•	was not, and certain officers of which were not, convicted of certain crimes in the 10 years prior to the tax year with respect to which benefits are being claimed.

As of January 1, 2014, a Preferred Company is entitled to a reduced corporate tax rate of 16% with respect to its income derived from its Preferred Enterprise, unless the Preferred Enterprise is located in development area A, in which case the rate will be 9% (our operations are currently not located in development area A).

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty. However, dividends in the Preferred Enterprise paid to an Israeli corporate shareholder should be exempt from tax (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, tax at a rate of 20% or such lower rate as may be provided in an applicable tax treaty will apply).

If in the future we generate taxable income, to the extent that we qualify as a “Preferred Company,” the benefits provided under the Investment Law could potentially reduce our corporate tax liabilities. Therefore, the termination or substantial reduction of the benefits available under the Investment Law could materially increase our tax liabilities.

The Encouragement of Industrial Research and Development Law, 5744-1984

Under the Encouragement of Industrial Research and Development Law, 5744-1984, or Research Law, research and development programs which meet specified criteria and are approved by a committee of the OCS are eligible for grants. The grants awarded are typically up to 50% of the project’s expenditures, as determined by the research committee. The grantee is required to pay royalties to the State of Israel from the sale of products developed under the program. Regulations under the Research Law generally provide for the payment of royalties of 3% to 5% on sales of products and services based on technology developed using grants, until 100% of the grant, linked to the dollar and bearing interest at the LIBOR rate, is repaid. The terms of the Israeli government participation also require that products developed with government grants be manufactured in Israel and that the technology developed thereunder may not be transferred outside of Israel, unless approval is received from the OCS and additional payments are made to the State of Israel. However, this does not restrict the export of products that incorporate the funded technology. The royalty repayment ceiling can reach up to three times the amount of the grant received if manufacturing is moved outside of Israel, and repayment of up to six times the amount of the grant may be required if the technology itself is transferred outside of Israel.

Taxation of our Shareholders

Capital Gains Tax

Israeli law generally imposes a capital gains tax (i) on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, (ii) on the sale of capital assets located in Israel, including shares of Israeli companies, by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise and (iii) on assets represent, directly or indirectly, rights to capital assets located in Israel. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or a foreign currency exchange rate between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Upon sale of shares originating from exercised warrants, the original price of each of these shares (for the purpose of calculating capital gains) shall be considered to be the original price of abovementioned warrants, and the payment made for the exercise thereof shall be regarded as betterment expenditures. In addition, for tax purposes, the purchase date of such shares shall be regarded as the purchase date of the aforesaid warrants.

Israeli Residents

Generally, as of January 1, 2012, the tax rate applicable to real capital gains derived from the sale of shares or warrants, whether listed on a stock market or not, is 25% for Israeli individuals, unless such shareholder claims a deduction for financing expenses in connection with such shares or warrants, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “substantial shareholder” at the time of the sale or at any time during the 12-month period preceding such sale, the tax rate on real capital gain will be 30%. A “substantial shareholder” is defined as one who holds, directly or indirectly, alone or “together with another” (i.e., together with a relative, or together with someone who is not a relative but with whom, according to an agreement, there is regular cooperation in material matters of the company, directly or indirectly), holds, directly or indirectly, at least 10% of any of the “means of control” in the company. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or instruct someone who holds any of the aforementioned rights regarding the manner in which such rights are to be exercised. However, different tax rates will apply to dealers in securities and shareholders who acquired their shares prior to the company’s initial public offering. Israeli companies are subject to capital gains tax at the regular corporate tax rate (i.e., currently 25%) on real capital gains derived from the sale of listed shares or warrants.

As of January 1, 2013, Israeli resident individual shareholders with taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 2% on the portion of their taxable income for such tax year that is in excess of NIS 800,000 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares or warrants and taxable income from dividend distributions.

In some instances where our shareholders or warrant holders are liable for Israeli tax on the sale of their ordinary shares or warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source.

Non-Israeli Residents

A non-Israeli resident who derives capital gains from the sale of shares or warrants in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax so long as the shares or warrants were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli resident corporations will not be entitled to the foregoing exemption if (i) an Israeli resident has a controlling interest, directly or indirectly, alone, “together with another” (as defined above), or together with another Israeli resident, of more than 25% in one or more of the “means of control” (as defined above) in such non-Israeli resident corporation, or (ii) Israeli residents are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli resident corporation, whether directly or indirectly.

In addition, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, pursuant to the provisions of the Convention between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended, or the U.S.-Israel Tax Treaty, capital gains arising from the sale, exchange or disposition of our ordinary shares or warrants by (i) a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty, (ii) who holds the shares or warrants as a capital asset, and (iii) who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally is generally exempt from Israeli capital gains tax. Such exemption will not apply if: (i) such person holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange, or disposition, subject to particular conditions; (ii) the capital gains from such sale, exchange, or disposition are attributable to a permanent establishment in Israel; or (iii) such person is an individual and was present in Israel for 183 days or more during the relevant tax year. In such case, the capital gain arising from the sale, exchange, or disposition of our ordinary shares or warrants would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the taxpayer may be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange, or disposition, subject to the limitations under U.S. law applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

It should be noted that in the event that the real capital gain realized by an individual shareholder or warrant holder is not exempt from tax in Israel, an additional 2% tax might be applicable if certain conditions are met.

In some instances where our shareholders or warrant holders may be liable for Israeli tax on the sale of their ordinary shares or warrants, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale.

Taxation of Dividend Distributions

Israeli Residents

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares or warrants (to the extent appliable), other than bonus shares (share dividends). As of January 1, 2012, the tax rate applicable to such dividends is generally 25%. With respect to a person who is a “substantial shareholder” (as defined above) at the time the dividend is received or at any time during the preceding 12-month period, the applicable tax rate is 30%. Dividends paid from income derived from Preferred Enterprises accrued following December 31, 2013 will be subject to income tax at a rate of 20%.

As of January 1, 2013, Israeli resident shareholders who are individuals with taxable income that exceeds NIS 800,000 in a tax year (linked to the Israeli consumer price index each year) will be subject to an additional tax at the rate of 2% on the portion of their taxable income for such tax year that is in excess of NIS 800,000 (linked to the Israeli consumer price index each year). For this purpose, taxable income includes taxable capital gains from the sale of our shares and taxable income from dividend distributions.

Dividends paid to an Israeli resident individual shareholder or warrant holder (to the extent applicable) on our ordinary shares or warrants (to the extent applicable) will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate.

Notwithstanding the above, dividends paid to an Israeli resident “substantial shareholder” (as defined above) on publicly traded shares or warrants (to the extent applicable), like our ordinary shares or warrants (to the extent applicable), which are held via a “nominee company” (as defined under the Israeli Securities Law) are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. That said, in the event that such dividends paid to a “substantial shareholder” are sourced from regular earnings (i.e., not from Preferred Enterprise earnings) and a 25% withholding tax rate is applied, the “substantial shareholder” in question is generally required to file an Israeli tax return for the tax year in which the distribution was executed. Within the framework of such return, the dividend income shall be reported and pursuant thereto an additional tax liability in the amount of 5% of the gross dividend (for an overall income tax rate of 30%) should be paid.

If the dividend is attributable partly to income derived from a Preferred Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Israeli resident companies are generally exempt from tax on the receipt of dividends paid on our ordinary shares.

Non-Israeli Residents

Unless relief is provided in a treaty between Israel and the shareholder’s or warrant holder’s country of residence, non-Israeli residents are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares or warrants (to the extent applicable) at the rate of 25%. With respect to a person

(including a corporation) who is a “substantial shareholder” (as defined above) at the time of receiving the dividend or at any time during the preceding 12-month period, absent treaty relief as mentioned above, the applicable Israeli income tax rate is 30%. Notwithstanding the above, dividends paid from income derived from Preferred Enterprises accrued following December 31, 2013 will be subject to Israeli income tax at a rate of 20%.

In this regard, dividends paid to a non-Israeli resident shareholder or warrant holder (to the extent applicable) on our ordinary shares or warrants (to the extent applicable) will generally be subject to withholding tax at the rates corresponding with the income tax rates detailed above unless we are provided in advance with a withholding tax certificate issued by the Israel Tax Authority stipulating a different rate (e.g., in accordance with the provisions of an applicable tax treaty).

Notwithstanding the above, dividends paid to a non-Israeli resident “substantial shareholder” (as defined above) on publicly traded shares, like our ordinary shares, which are held via a “nominee company” (as defined under the Israeli Securities Law) are generally subject to Israeli withholding tax at a rate of 25%, unless a different rate is provided under an applicable tax treaty, provided that a certificate from the Israel Tax Authority allowing for a reduced withholding tax rate is obtained in advance. That said, in the event that such dividends paid to a “substantial shareholder” are sourced from regular earnings (i.e., not from Preferred Enterprise earnings) and a 25% withholding tax rate is applied, the “substantial shareholder” in question is generally required to file an Israeli tax return for the tax year in which the distribution was executed. Within the framework of such return, the dividend income shall be reported and pursuant thereto an additional tax liability in the amount of 5% of the gross dividend (for an overall income tax rate of 30%) should be paid.

In addition, it should be noted that an additional 2% tax might be applicable to individual shareholders if certain conditions are met.

Under the U.S.-Israel Tax Treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty is 25%. Such tax rate is generally reduced to 12.5% if: (i) the shareholder is a U.S. corporation and holds at least 10% of the outstanding shares of our voting shares during the part of our tax year that precedes the date of payment of the dividends and during the whole of our prior tax year; (ii) not more than 25% of our gross income in the tax year preceding the payment of the dividends consists of interest or dividends, other than dividends or interest received from subsidiary corporations 50% or more of the outstanding shares of voting shares of which is owned by us at the time such dividends or interest are received by us; and (iii) the dividends are not sourced from income derived during a period for which we were entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law. If the dividends are sourced from income derived during a period for which we are entitled to the reduced tax rate applicable to a Preferred Enterprise under the Investment Law, to the extent that the first two conditions detailed above are met, the Israeli tax rate applicable to such dividends should be 15%.

If the dividend is attributable partly to income derived from a Preferred Enterprise and partly to other sources of income, the tax rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

Estate and gift tax

Israeli law presently does not impose estate or gift taxes.

Material U.S. Federal Income Tax Consequences

The following summary describes certain material U.S. federal income tax consequences relating to an investment in our ordinary shares or warrants. This summary is for general information only and deals only with ordinary shares and warrants that are purchased pursuant to the offering and that are held as capital assets within the meaning of section 1221 of the U.S. Internal Revenue Code of 1986, as amended, or the Code, and does not address tax considerations of holders that may be subject to special tax rules, such as dealers or traders in securities or currencies, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, individual retirement and tax-deferred accounts, persons holding ordinary shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons subject to the alternative minimum tax, or persons who have a functional currency other than the U.S. dollar. In addition, this discussion does not address the tax treatment of U.S. holders (as defined below) who own, directly, indirectly, or constructively, 10% or more of our outstanding voting shares. The discussion below is based upon the Code, existing and proposed Treasury regulations promulgated thereunder, and applicable administrative rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary does not consider the possible application of U.S. federal gift or estate taxes or any aspect of state, local, or non-U.S. tax laws. Furthermore, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or will be sustained in a court if challenged.

As used in this summary the term “U.S. holder” means a beneficial owner of our ordinary shares or warrants that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if either (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (b) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. Except to the limited extent discussed below, this summary does not consider the U.S. federal tax considerations to a person that is not a U.S. holder (a “non-U.S. holder”). In addition, the tax treatment of persons who hold our ordinary shares or warrants through a partnership or other pass-through entity treated as a partnership for U.S. federal income tax purposes generally depends upon the status of the partner and the activities of the partnership. The tax consequences to such a partner or partnership are not considered in this summary and partners and partnerships should consult their tax advisors with respect to the U.S. federal tax consequences of investing in our ordinary shares or warrants.

This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of its circumstances. Prospective purchasers of our ordinary shares or warrants should consult their own tax advisors with respect to the specific U.S. federal income tax consequences to such person of purchasing, holding, or disposing of our ordinary shares or warrants, as well as the effect of any state, local, or other tax laws.

Distributions on Ordinary Shares

Subject to the discussion below under the heading “Passive Foreign Investment Company Consequences,” U.S. holders are required to include in gross income the amount of any distribution paid on our ordinary shares or warrants (to the extent applicable) to the extent the distribution is paid out of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. To the extent a distribution paid with respect to our ordinary shares or warrants (to the extent applicable) exceeds our current and accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing a U.S. holder’s tax basis for the ordinary shares or warrants to the extent thereof, and thereafter as either long-term or short-term capital gain depending upon whether the U.S. holder has held our ordinary shares or warrants for more than one year as of the time such distribution is received. Preferential tax rates for long-term capital gains are applicable for U.S. holders that are individuals, estates, or trusts. However, we do not expect to maintain calculations of our earnings and profits under United States federal income tax principles. Therefore, U.S. holders should expect that the entire amount of any distribution generally will be reported as dividend income.

A non-corporate U.S. holder that meets certain eligibility requirements may qualify for a lower rate of U.S. federal income taxation on dividends paid if we are a “qualified foreign corporation” for U.S. federal income tax purposes. We generally will be treated as a qualified foreign corporation if we are not a passive foreign investment company in the year in which the dividend is paid or in the preceding taxable year (see discussion below), and (i) we are eligible for benefits under the U.S.-Israel Tax Treaty or (ii) our ordinary shares or warrants are listed on an established securities market in the United States (which includes the NASDAQ Capital Market). We believe that we were not a passive foreign investment company for our taxable year ending December 31, 2014 and do not expect to be considered a passive foreign investment company for any future taxable year and our ordinary shares or warrants currently trade on the NASDAQ Capital Market. However, no assurances can be made that our ordinary shares or warrants will continue to trade on the NASDAQ Capital Market. Dividends that fail to meet such requirements and dividends received by corporate U.S. holders are taxed at ordinary income rates. Even if we are a qualified foreign corporation, a non-corporate U.S. holder will not be eligible for a reduced U.S. federal income tax rate with respect to dividends on our ordinary shares or warrants if (a) such U.S. holder has not held the ordinary shares or warrants for at least 61 days during the 121-day period starting on the date which is 60 days before, and ending 60 days after the ex-dividend date, (b) to the extent the U.S. holder is under an obligation to make related payments on substantially similar or related property, or (c) with respect to any portion of a dividend that is taken into account by the U.S. holder as investment income under Section 163(d)(4)(B) of the Code. Any days during which the U.S. holder has diminished its risk of loss with respect to our ordinary shares or warrants (for example, by holding an option to sell the ordinary shares) are not counted towards meeting the 61-day holding period. Non-corporate U.S. holders should consult their own tax advisors concerning whether dividends received by them qualify for the reduced rate of tax. Corporate U.S. holders will not be allowed a deduction for dividends received in respect of our ordinary shares.

A dividend will be included in a U.S. holder’s income on the date of the U.S. holder’s actual or constructive receipt of the dividend. The amount of a dividend will be equal to the amount of cash and the fair market value of any property distributed plus the amount of any Israeli taxes withheld therefrom. The amount of any dividend paid in NIS equals the U.S. dollar value of the NIS on the date of the distribution based upon the exchange rate in effect on such date, regardless of whether the NIS are converted into U.S. dollars at that time, and U.S. holders who include such distribution in income on such date will have a tax basis in such NIS for U.S. federal income tax purposes equal to such U.S. dollar value. If the dividend is converted to U.S. dollars on the date of receipt, a U.S. holder generally will not recognize a foreign currency gain or loss. However, if the U.S. holder converts the NIS into U.S. dollars on a later date, the U.S. holder must include, in computing its income, any gain or loss resulting from any exchange rate fluctuations. The gain or loss will be equal to the difference between (i) the U.S. dollar value of the amount included in income when the dividend was received and (ii) the amount received on the conversion of the NIS into U.S. dollars. Such gain or loss will generally be ordinary income or loss and United States source income for U.S. foreign tax credit purposes. U.S. holders should consult their own tax advisors regarding the tax consequences to them if we pay dividends in NIS or any other non-U.S. currency.

Subject to certain significant conditions and limitations, including potential limitations under the U.S.-Israel Tax Treaty, U.S. holders may be entitled to a credit against their U.S. federal income tax liability or a deduction against U.S. federal taxable income in an amount equal to the Israeli tax withheld on distributions on our ordinary shares or warrants. U.S. holders should consult their own tax advisors to determine whether and to what extent they would be entitled to such credit or deduction. Distributions paid on our ordinary shares or warrants will generally be treated as foreign source income for U.S. foreign tax credit purposes, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation.

Adjustments with respect to Warrants

The terms of each warrant provide for an adjustment to the number of shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, U.S. holders of warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of ordinary shares that would be obtained upon exercise) as a result of a distribution of cash to the holders of our ordinary shares which is taxable to the U.S. holders of such shares as described under “— Distributions on Ordinary Shares” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Disposition of Ordinary Shares or Warrants

Subject to the discussion below under the heading “Passive Foreign Investment Company Consequences,” upon the sale, exchange or other disposition of our ordinary shares or warrants, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized on the disposition and such U.S. holder’s adjusted tax basis in the ordinary shares or warrants. The adjusted tax basis in an ordinary share generally will be equal to the cost of such ordinary share. See “— Exercise or Lapse of a Warrant” for a discussion regarding a U.S. holder’s basis in ordinary shares acquired pursuant to the exercise of a warrant. The capital gain or loss realized on the sale, exchange, or other disposition of ordinary shares or warrants will be long-term capital gain or loss if the U.S. holder held the ordinary shares or warrants for more than one year as of the time of disposition. Preferential tax rates for long-term capital gain will generally apply to non-corporate U.S. holders. Any gain or loss realized by a U.S. holder on the sale, exchange, or other disposition of ordinary shares or warrants generally will be treated as from sources within the United States for U.S. foreign tax credit purposes, except for certain losses which will be treated as foreign source to the extent certain dividends were received (or certain inclusion amounts were taken into account) by the U.S. holder within the 24-month period preceding the date on which the U.S. holder recognized the loss. The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations.

Exercise or Lapse of a Warrant

Subject to the discussion under “— Passive Foreign Investment Companies” below, a U.S. holder generally will not recognize gain or loss upon the acquisition of an ordinary share upon the exercise of a warrant for cash. An ordinary share acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such share generally begins on the day after the date of exercise of the warrant and will not include the period during which the U.S. holder held the warrant. If a warrant is allowed to lapse unexercised, a U.S. holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant.

Disclosure of Reportable Transactions

If a U.S. holder sells or disposes of our ordinary shares or warrants at a loss or otherwise incurs certain losses that meet certain thresholds, such U.S. holder may be required to file a disclosure statement with the Internal Revenue Service, or the IRS. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties.

Passive Foreign Investment Company Consequences

Generally, a non-U.S. corporation will be a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average fair market value of its assets during such year (based on quarterly valuations) produce or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, rents, royalties, annuities, income from certain commodities transactions and from notional principal contracts, and the excess of gains over losses from the disposition of assets that produce passive income. Passive income also includes amounts derived by reason of the temporary investment of funds, including those raised in a public offering. Assets that produce or are held for the production of passive income include cash, even if held as working capital or raised in a public offering, marketable securities, and other assets that may produce passive income. In determining whether a non-U.S. corporation is a PFIC, a proportionate share of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.

Based on an analysis of our assets and income, we believe that we were not a PFIC for our taxable year ending December 31, 2014. We currently expect that we will not be a PFIC in 2015. However, because PFIC status is based on our income, assets and activities for the entire taxable year, it is not possible to determine whether we will be characterized as a PFIC for the 2015 taxable year until after the close of the year. Moreover, we must determine our PFIC status annually based on tests which are factual in nature, and our status in future years will depend on our income, assets and activities in those years. In addition, our status as a PFIC may depend on how quickly we utilize the cash proceeds from this offering in our business. There can be no assurance that we will not be considered a PFIC for any taxable year. Even if we determine that we are not a PFIC after the close of a taxable year, there can be no assurance that the IRS or a court will agree with our conclusion.

If we were a PFIC for any taxable year, each U.S. holder would (unless it made one of the elections discussed below on a timely basis) be subject to a special tax regime with respect to both (i) any “excess distribution” by us to such U.S. holder (generally, the U.S. holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. holder in the shorter of the three preceding years or such U.S. holder’s holding period for our ordinary shares or warrants) and (ii) any gain realized on the sale or other disposition of our ordinary shares or warrants. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax, at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest change discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to U.S. holders will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions on Ordinary Shares.”

Notwithstanding the default PFIC rules described in the preceding paragraph, certain elections may be available that would result in alternative tax consequences. As an alternative to the tax treatment described above, a U.S. holder could elect to treat us as a “qualified electing fund,” or a QEF. A U.S. holder that makes a timely and valid QEF election for the first tax year in which the holding period of its shares begins generally will not be subject to the PFIC rules discussed above with respect to its ordinary shares. Rather, a U.S. holder that makes a timely and valid QEF election will be subject to U.S. federal income tax on such U.S. holder’s pro rata share of our ordinary income and net capital gain, if any, regardless of whether such amounts are actually distributed to such U.S. holder. An election to treat us as a QEF will be available only if we agree to provide certain information to the U.S. holder annually. We are not obligated and do not currently intend to provide the necessary information to make a QEF election and thus it is not expected that a QEF election will be available for U.S. holders or our ordinary shares or warrants if we were a PFIC in any year. If a U.S. holder that made a QEF election has an income inclusion, such a U.S. holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible. A U.S. holder that makes a timely and effective QEF election generally (a) may receive a distribution tax-free to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. holder because of such QEF election and (b) will adjust such U.S. holder’s tax basis in our ordinary shares to reflect the amount included in income or allowed as a tax free distribution because of such QEF election. In addition, a U.S. holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of our ordinary shares. A QEF election will apply to the tax year for which such QEF election is timely made and to all subsequent tax years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. holder makes a QEF election and, in a subsequent tax year, the company ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those tax years in which the company is not a PFIC. Accordingly, if the company becomes a PFIC in another subsequent tax year, the QEF election will be effective and the U.S. holder will be subject to the QEF rules described above during any subsequent tax year in which the company qualifies as a PFIC.

As an alternative to making a QEF election, a U.S. holder of PFIC stock that is “marketable stock” (e.g., “regularly traded” on the NASDAQ Capital Market) may, in certain circumstances, avoid certain of the tax consequences generally applicable to holders of stock in a PFIC by electing to mark the stock to market as of the beginning of such U.S. holder’s holding period. Special rules apply if a U.S. holder makes a mark-to-market election after the first year in its holding period in which we are a PFIC. As a result of such an election, in any taxable year that we are a PFIC, a U.S. holder would generally include as ordinary income the excess, if any, of the fair market value of our ordinary shares at the end of the taxable year over the U.S. holder’s adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the U.S. holder’s adjusted tax basis in our ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). A U.S. holder that makes a valid mark-to-market election will not include mark-to-market gain or loss in income for any taxable year that we are not classified as a PFIC (although cessation of our status as a PFIC will not terminate the mark-to-market election). Thus, if we are classified as a PFIC in a taxable year after a year in which we are not classified as a PFIC, the U.S. holder’s original election (unless revoked or terminated) continues to apply and the U.S. holder must include any mark-to-market gain or loss in such year. If a U.S. holder makes a mark-to-market election, the U.S. holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on a sale or other disposition of our ordinary shares will be treated as ordinary income. Any losses recognized on a sale or other disposition of our ordinary shares will be treated as ordinary loss to the extent of any net mark-to-market gains for prior years. There can be no assurances that there will be sufficient trading volume with respect to our ordinary shares for our ordinary shares to be considered “regularly traded” or that our ordinary shares will continue to trade on the NASDAQ Capital Market. Accordingly, there are no assurances that our ordinary shares will be marketable stock for these purposes. In addition, because a mark-to-market election with respect to our ordinary shares does not apply to any equity interests in “lower-tier PFICs” that we own, a U.S. holder generally will continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as equity interests in a PFIC for U.S. federal income tax purposes. As with a QEF election, a mark-to-market election is made on a shareholder-by-shareholder basis, applies to all ordinary shares held or subsequently acquired by an electing U.S. holder and can only be revoked with consent of the IRS (except to the extent our ordinary shares no longer constitute “marketable stock”).

If a U.S. holder owns ordinary shares or warrants during any year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company (regardless of whether a QEF or mark-to-market election is made), generally with the U.S. holder’s federal income tax return for that year. The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. holders are urged to consult their own tax advisors with respect to the consequences to them of an investment in a PFIC, any elections available with respect to our ordinary shares or warrants and the reporting obligations with respect to the purchase, ownership, and disposition of our ordinary shares or warrants and warrants in the event we are determined to be a PFIC.

Medicare Tax on Investment Income

In addition to the income taxes described above, U.S. holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% tax on all or a portion of their “net investment income,” which generally results from dividends and dispositions of our ordinary shares or warrants. U.S. holders should consult their tax advisors with respect to the applicability of the 3.8% Medicare tax to their income and gains, if any, resulting from their investment in our ordinary shares or warrants.

Information Reporting and Backup Withholding

A U.S. holder may be subject to backup withholding and information reporting requirements with respect to cash distributions and proceeds from a disposition of our ordinary shares or warrants. In general, backup withholding will apply only if a U.S. holder fails to comply with certain identification procedures. Information reporting and backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. Backup withholding is not an additional tax and may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder, provided that the required information is furnished to the Internal Revenue Service.

Tax Reporting

Certain U.S. holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. holder that fails to comply with this reporting requirement. Each U.S. holder is urged to consult with its own tax advisor regarding this reporting obligation.

Foreign Asset Reporting

Certain U.S. holders who are individuals may be required to report information relating to an interest in our ordinary shares or warrants, subject to certain exceptions. For example, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file Form 8938 with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons; (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties; and (iii) interests in foreign entities. Certain domestic entities that are U.S. holders may also be required to file Form 8938 in the near future. U.S. holders are urged to consult their tax advisors regarding the application of these and other reporting requirements that may apply to their ownership of ordinary shares or warrants.

Non-U.S. Holders of Ordinary Shares or Warrants

Except as provided below, a non-U.S. holder of ordinary shares or warrants generally will not be subject to U.S. income or withholding tax on the payment of dividends on our ordinary shares and the proceeds from the disposition of our ordinary shares or warrants.

A non-U.S. holder may be subject to U.S. federal income tax on dividends received on our ordinary shares or upon the receipt of income from the disposition of ordinary shares or warrants if: (i) such income is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or, in the case of a resident of a country which has an applicable income tax treaty with the United States, such item is attributable to a permanent establishment or a fixed place of business of the non-U.S. holder in the United States; (ii) the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met; or (iii) the non-U.S. holder is subject to tax pursuant to the provisions of the U.S. tax laws applicable to U.S. expatriates.

Payments to a non-U.S. holder of distributions on ordinary shares, or proceeds from the disposition of, ordinary shares or warrants are generally exempt from information reporting and backup withholding, provided that the non-U.S. holder provides a taxpayer identification number, certifies to its foreign status, or otherwise establishes an exemption, generally on an appropriate IRS Form W-8.

The amount of any backup withholding from a payment to a non-U.S. holder may be claimed as a credit against such holder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES OR WARRANTS. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PROSPECTIVE INVESTOR. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT RELATING TO THE PURCHASE, OWNERSHIP, AND DISPOSITION OF ORDINARY SHARES OR WARRANTS IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

UNDERWRITING

Feltl and Company, Inc. and H.C. Wainwright & Co., LLC are acting as the joint book-running managers of our offering, and Feltl and Company, Inc. is acting as the representative of the underwriters named below, or the Representative. Subject to the terms and conditions set forth in an underwriting agreement dated as of the date of this prospectus among us and the Representative, we have agreed to sell to each underwriter named below, and each underwriter named below has severally and not jointly agreed to purchase from us, at the public offering price per share set forth on the cover page of this prospectus, less the underwriting discounts and commissions, the number of ordinary shares and warrants listed next to its name in the following table.

Underwriters	Number of Ordinary Shares(1)	Number of Warrants(1)
Feltl and Company, Inc.
H.C. Wainwright & Co., LLC
Total

(1)	The shares and warrants will be separately issued.

The underwriters are committed to purchase all the ordinary shares and warrants offered by us, other than those covered by the option to purchase additional shares or warrants described below, if they purchase any shares and warrants. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof. The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an over–allotment option. This option, which is exercisable for up to 45 days after the date of this prospectus, permits the underwriters to purchase from us a maximum of      additional shares (15% of the total shares and warrants sold in this offering) and warrants to purchase up to an aggregate ordinary shares from us to cover over-allotments, if any. If any of these additional shares and warrants are purchased, the underwriters will offer the additional shares and warrants on the same terms as those on which the shares and warrants are being offered. We will pay the expenses associated with the exercise of the over-allotment option.

Underwriter’s Warrants

We have agreed to issue to the underwriters warrants to purchase up to 53,571 ordinary shares, which is 2.5% of the shares sold in this offering, excluding the over-allotment option, as additional compensation. The ordinary shares issuable upon exercise of these warrants are identical to those offered by this prospectus. We are registering hereby the warrants and the ordinary shares issuable upon exercise of the warrants. The warrants are exercisable for cash or on a cashless basis at per share exercise price equal to 125% of the higher of the closing price of the ordinary shares on the Tel Aviv Stock Exchange a day before the initial public offering and the initial public offering price per share in this offering, commencing on a date which is one year from the date of effectiveness and expiring on a date which is no more than five years from the date of effectiveness in compliance with FINRA Rule 5110(f)(2)(G)(i). The warrants and the ordinary shares underlying the warrants have been deemed compensation by FINRA and are, therefore, subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The underwriters (or permitted assignees under the Rule) will not sell, transfer, assign, pledge or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of these warrants or the underlying securities for a period of one year after the effective date. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable on exercise of the warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary case dividend or our recapitalization, reorganization, merger or consolidation. However, the warrant exercise price or underlying shares will not be adjusted for issuances of ordinary shares a price below the warrant exercise price.

Discounts and Commissions

The following table shows the underwriting discounts and commissions payable to the underwriters by us on a per share and warrant and aggregate basis in connection with this offering (assuming both the full exercise and non-exercise of all the over-allotment option to purchase additional ordinary shares):

	Per Ordinary Share	Per Warrant	Total Without Over-Allotment Option	Total With Over-Allotment Option
Public offering price	$	$	$	$
Underwriting discounts and commissions(1)	$	$	$	$
Non-accountable expense allowance	$	$	$	$
Proceeds, before expenses, to us(2)	$	$	$	$

(1)	The Underwriters are not entitled to any discount, commission or other payment upon the exercise of the warrants, if any.
(2)	Does not include any proceeds from the exercise of warrants in cash, if any.

The underwriters propose to offer the shares and warrants offered by us to the public at the public offering price set forth on the cover of this prospectus. In addition, the underwriters may offer some of the shares and warrants to other securities dealers at such price less a concession of $     per share and $     per warrant. After the initial offering the public offering price and concession to dealers may be changed.

We have agreed to pay a non-accountable expense allowance to the representative of the underwriters equal to 0.5% of the gross proceeds received in the offering; provided, however, that an allowance shall not be paid in connection with the over-allotment option if the over-allotment option is exercised.

The total estimated expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts, commissions and expenses, are approximately $983,000 and are payable by us. We have also agreed to pay the representative of the underwriters’ accountable expenses relating to the offering up to a maximum of $175,000, which shall include any advances previously paid to the underwriters.

The expenses set forth above include commissions payable by us to Rosario Underwriting Services (A.S.) Ltd., an Israeli broker-dealer, for services it is providing to us in connection with this offering, including identifying potential investors in Israel. Rosario Underwriting Services (A.S.) Ltd. is not a U.S. registered broker-dealer. All sales of our ordinary shares and warrants in the United States will be made by U.S. registered broker-dealers. Rosario Underwriting Services (A.S.) Ltd. may be deemed to be an underwriter as a result of its activities in connection with this offering.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Feltl and Company, Inc. and H.C. Wainwright & Co., LLC for a period of 180 days after the date of this prospectus, subject to specified limited exceptions.

Our officers and directors and certain of our 5% shareholders, holding an aggregate of 1,434,386 ordinary shares or approximately 32% of our outstanding ordinary shares following this offering, have agreed, subject to specified limited exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ordinary shares, whether any of these transactions are to be settled by delivery of our ordinary shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Feltl and Company, Inc. and H.C. Wainwright & Co., LLC for a period of 180 days after the date of this prospectus.

Listing on the NASDAQ Capital Market

We have applied to list our ordinary shares and warrants on the NASDAQ Capital Market, under the symbols “BOLT” and “BOLTW”, respectively. Our ordinary shares currently trade on the Tel Aviv Stock Exchange, or TASE, under the symbol “BOLT.”

Electronic Offer, Sale, and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members, if any, participating in this offering, and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The Representative may agree to allocate a number of shares and warrants to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the Representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our securities or preventing or retarding a decline in the market price of our securities. As a result, the price of our securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our ordinary shares. These transactions may be effected on the NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our ordinary shares and warrants on the NASDAQ Capital Market, in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Right of First Refusal

Subject to certain terms and conditions, we have granted the underwriters in this offering, for a period of 12 months after the closing of this offering, a right of first refusal to act, at a minimum, as a co-manager and/or co-placement agent with at least 50% of the gross economics for any and all future public or private equity or debt offerings by us in the United States occurring or commencing during such 12 month period.

Notice to Non-U.S. Investors

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each of which we refer to as a relevant member state, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, or the relevant implementation date, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•	to any legal entity that has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Representative for any such offer; or
•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Other Relationships

Certain of the underwriters and their affiliates have provided, and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates, in the ordinary course of their business, for which they have received, and may in the future receive, customary fees and commissions. However, except as disclosed in this prospectus, we have no present arrangements with any of the underwriters for any further services. Feltl and Company, Inc. participated as an underwriter in our initial public offering. In addition, from time to time, the underwriters and their affiliates may effect transactions for their own account or the accounts of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer for the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights to consult with a legal advisor.

Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region, and Taiwan). The securities may not be offered or sold directly or indirectly in the People’s Republic of China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg, and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC, Prospectus Directive, as implemented in Member States of the European Economic Area, or Relevant Member States, from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity that has two or more of: (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements); and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

(c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to be distributed, directly or indirectly, to the public in France.

Such offers, sales, and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1, and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1, and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1, and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The securities may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

India

This prospectus is for information purposes only and does not constitute an offer or invitation for any investment or subscription for the securities in India. Any person who is in possession of this prospectus is hereby notified that no action has been or will be taken that would allow an offering of the notes in India and neither this prospectus nor any offering material relating to the notes has been submitted to the Registrar of Companies or the Securities and Exchange Board of India for prior review or approval. Further, no document filing has been made with the Registrar of Companies, India. Accordingly, the securities may not be offered, sold, transferred or delivered and neither this prospectus nor any offering material relating to the securities may be distributed or made available (in whole or in part) in India, directly or indirectly in connection with any offer or invitation for any investment or subscription for the securities in India.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold, or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

This document does not constitute an offer or solicitation to anyone to purchase shares in any jurisdiction in which such offer or solicitation is not authorized nor to any person to whom it is unlawful to make such an offer or solicitation. The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority, or the ISA, nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus, or exemption thereof. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

In Israel, this prospectus is being distributed only to, and is directed only at the types of, investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, which are exempt from the requirements of an offer subject to a prospectus, and which are consisting primarily of a fund for joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters purchasing for their own account, venture capital funds, entities with equity in excess of NIS 50.0 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors. Qualified investors may be required to submit written confirmation that they fall within the scope of the Addendum.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB,” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•	to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation No. 1197l”) as amended (“Qualified Investors”); and
•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•	made by investment firms, banks, or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and
•	in compliance with all relevant Italian securities, tax, and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissã do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority.

This document is personal to the recipient only and not for general circulation in Switzerland.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA.

This document should not be distributed, published, or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49 (2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO, or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer, or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

EXPENSES RELATED TO THIS OFFERING

We estimate that the total expenses of this offering payable by us, excluding the underwriting discounts, commissions and expenses, will be approximately $982,965, as follows:

SEC registration fee	$3,515
FINRA filing fee	$4,250
NASDAQ listing fee	$50,000
Printing expenses	$60,000
Legal fees and expenses	$500,000
Accounting fees and expenses	$265,000
Miscellaneous	$100,200
Total	$982,965

LEGAL MATTERS

The validity of our securities and certain matters governed by Israeli law will be passed on for us by Horn & Co. Law Offices, Tel Aviv, Israel, our Israeli counsel. The validity of the securities and certain other matters governed by U.S. federal and New York state law will be passed on for us by McDermott Will & Emery LLP, New York, New York, our U.S. counsel. Certain legal matters in connection with this offering will be passed on for the underwriters by Robinson Brog Leinwand Greene Genovese & Gluck P.C., New York, New York, and Pearl Cohen Zedek Latzer Baratz, New York, New York.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in this registration statement, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial majority of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our Israeli legal counsel, Horn & Co. Law Offices, that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

•	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;
•	the judgment is final and is not subject to any right of appeal;
•	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts;
•	adequate service of process has been effected and the defendant has had a reasonable opportunity to be heard and to present his or her evidence;
•	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;
•	the judgment was not obtained by fraud and does not conflict with any other valid judgments in the same matter between the same parties;
•	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court; and
•	the judgment is enforceable according to the law of the foreign state in which the relief was granted.

If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

EXPERTS

The consolidated financial statements as of December 31, 2014 and 2013, and for each of the two years in the period ended December 31, 2014, included in this prospectus and Registration Statement have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting. The offices of Kost Forer Gabbay & Kasierer are located at 3 Aminadav St., Tel Aviv, Israel.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of our ordinary shares and warrants. This prospectus does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement, or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

You may read and copy the registration statement, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC are also available to the public through the SEC’s website at http://www.sec.gov.

Upon the closing of the offering, we will be subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will file reports with the SEC. Those other reports or other information may be inspected without charge at the locations described above. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly, and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited quarterly financial information as required. As long as we are traded on the TASE, and are a public company pursuant to the Companies Law, we are considered a “Reporting Corporation,” under the Israeli Securities Law and until decided otherwise by our shareholders or until we are exempt from such duties by the Israeli Securities Authority, we are required to file annual, quarterly, and immediate reports and financial statements with the Israeli Securities Authority and TASE as frequently or as promptly as Israeli public companies whose securities are registered under the Israeli Securities Law are required to.

We maintain a corporate website at www.bio-light.co.il. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be posted on such website under corporate or securities regulations, including posting any XBRL interactive financial data required to be filed with the SEC or any other regulatory authority, and any notices of general meetings of our shareholders.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

BIOLIGHT LIFE SCIENCES LTD.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of

BIOLIGHT LIFE SCIENCES LTD.
(Previously BioLight Israeli Life Sciences Investments Ltd.)

We have audited the accompanying consolidated statements of financial position of BioLight Life Sciences Ltd. (“the Company”) as of December 31, 2014 and 2013 and the related consolidated statements of comprehensive loss, changes on equity and cash flows for each of the two years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2014 and 2013 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Tel-Aviv, Israel	/s/ Kost Forer Gabbay & Kasierer
March 3, 2016	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		Convenience translation into USD (note 1b) December 31, 2014
		2013	2014
	Note	NIS in thousands		USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	5	17,716	22,196	5,658
Short-term deposits	6	185	6,408	1,633
Trade receivables		48	292	74
Other accounts receivable	7	2,005	779	199
Inventories	8	1,055	976	249
Asset held for sale	2v	—	1,781	454
		21,009	32,432	8,267
NON-CURRENT ASSETS:
Lease deposits		105	77	20
Property and equipment, net	10	911	819	209
Goodwill and intangible assets, net	11	12,307	7,106	1,811
		13,323	8,002	2,040
		34,332	40,434	10,307

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		December 31,		Convenience translation into USD (note 1b) December 31, 2014
		2013	2014
	Note	NIS in thousands		USD in thousands
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables		1,365	943	240
Other accounts payable	12	3,533	4,059	1,035
Liabilities related to asset held for sale	2v	—	1,550	395
		4,898	6,552	1,670
NON-CURRENT LIABILITIES:
Liability related to grants	13	6,788	7,630	1,945
Other long-term liabilities		537	514	131
		7,325	8,144	2,076
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	15
Share capital, premium and reserves		179,878	218,810	55,776
Accumulated deficit		(167,305)	(190,407)	(48,536)
		12,573	28,403	7,240
Non-controlling interests		9,536	(2,665)	(679)
Total equity		22,109	25,738	6,561
		34,332	40,434	10,307

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		Year ended December 31,		Convenience translation into USD (note 1b) year ended December 31, 2014
		2013	2014
	Note	NIS in thousands		USD in thousands
		(except per share data)
Revenues		82	941	240
Cost of revenues		23	538	137
Gross profit		59	403	103
Research and development expenses, net	19	18,419	18,560	4,731
Sales and marketing expenses		1,249	2,210	563
General and administrative expenses		8,833	10,203	2,601
Impairment loss	2v	—	3,036	774
		28,501	34,009	8,669
Operating loss		28,442	33,606	8,566
Finance income		(500)	(448)	(114)
Finance expenses		1,220	2,496	636
Other expenses		—	354	90
Loss		29,162	36,008	9,178
Other comprehensive loss:
Amounts that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations		19	19	5
Total comprehensive loss		29,181	36,027	9,183
Total loss attributable to:
Equity holders of the Company		18,837	23,102	5,888
Non-controlling interests		10,325	12,906	3,290
		29,162	36,008	9,178
Total comprehensive loss attributable to:
Equity holders of the Company		18,856	23,121	5,893
Non-controlling interests		10,325	12,906	3,290
		29,181	36,027	9,183
Loss per share attributable to equity holders of the Company:
Basic and diluted loss per share		13.76	11.96	3.05
Weighted number of shares used in the computation of loss per share		1,368,855	1,931,632	1,931,632

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		NIS in thousands
Balance at January 1, 2013	3,423	161,076	7,734	3,995	8,766	(148,468)	(3,693)	32,833	6,453	39,286
Loss	—	—	—	—	—	(18,837)	—	(18,837)	(10,325)	(29,162)
Total other comprehensive loss	—	—	—	—	—	—	(19)	(19)	—	(19)
Total comprehensive loss	—	—	—	—	—	(18,837)	(19)	(18,856)	(10,325)	(29,181)
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	672	672
Share-based payment in the Company	—	—	—	172	—	—	—	172	—	172
Non-controlling interests in subsidiary	—	—	—	—	—	—	—	—	149	149
Issuance and purchase of shares and warrants in a subsidiary	—	—	—	—	(1,576)	—	—	(1,576)	12,587	11,011
Share options expiration	—	1,162	(1,162)	—	—	—	—	—	—	—
Balance at December 31, 2013	3,423	162,238	6,572	4,167	7,190	(167,305)	(3,712)	12,573	9,536	22,109

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Options and warrants	Share-based payment reserve	Transactions with non-controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		NIS in thousands
Balance at January 1, 2014	3,423	162,238	6,572	4,167	7,190	(167,305)	(3,712)	12,573	9,536	22,109
Loss	—	—	—	—	—	(23,102)	—	(23,102)	(12,906)	(36,008)
Total other comprehensive loss	—	—	—	—	—	—	(19)	(19)	—	(19)
Total comprehensive loss	—	—	—	—	—	(23,102)	(19)	(23,121)	(12,906)	(36,027)
Issuance of shares and warrants, net	1,792	30,640	5,076	—	—	—	—	37,508	—	37,508
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	1,255	1,255
Share-based payment in the Company	—	—	—	318	—	—	—	318	—	318
Issuance and purchase of shares and warrants in a subsidiary	—	—	—	—	1,125	—	—	1,125	(550)	575
Share options expiration	—	122	(122)	—	—	—	—	—	—	—
Balance at December 31, 2014	5,215	193,000	11,526	4,485	8,315	(190,407)	(3,731)	28,403	(2,665)	25,738

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		Convenience translation into USD (note 1b) in thousands
Balance at January 1, 2014	873	41,356	1,675	1,062	1,833	(42,648)	(947)	3,204	2,431	5,635
Loss	—	—	—	—	—	(5,888)	—	(5,888)	(3,290)	(9,178)
Total other comprehensive loss	—	—	—	—	—	—	(5)	(5)	—	(5)
Total comprehensive loss	—	—	—	—	—	(5,888)	(5)	(5,893)	(3,290)	(9,183)
Issuance of shares and warrants, net	457	7,810	1,294	—	—	—	—	9,561	—	9,561
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	320	320
Share-based payment in the Company	—	—	—	81	—	—	—	81	—	81
Issuance and purchase of shares and warrants in a subsidiary	—	—	—	—	287	—	—	287	(140)	147
Share options expiration	—	31	(31)	—	—	—	—	—	—	—
Balance at December 31, 2014	1,330	49,197	2,938	1,143	2,120	(48,536)	(952)	7,240	(679)	6,561

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		Convenience translation into USD (note 1b) year ended December 31, 2014
	2013	2014
	NIS in thousands		USD in thousands
Cash flows from operating activities:
Loss	(29,162)	(36,008)	(9,178)
Adjustments to reconcile loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance income, net	(23)	(136)	(37)
Adjustment of liabilities related to grants	1,292	2,072	528
Depreciation and amortization including impairment loss	1,066	3,884	990
Share-based payment in the Company	172	318	81
Share-based payment in subsidiaries	672	1,255	320
	3,179	7,393	1,882
Changes in asset and liability items:
Increase in trade receivables	(33)	(244)	(62)
Decrease (increase) in other accounts receivable	(198)	1,226	313
Decrease (increase) in inventories	(472)	109	28
Increase (decrease) in trade payable	479	(422)	(108)
Increase in other accounts payable	110	846	216
Increase (decrease) in employee benefit liabilities	109	(71)	(18)
Decrease in long-term accrued expenses	(180)	—	—
Change in liability related to subsidiary’s shares	(92)	48	12
	(277)	1,492	381
Cash paid and received during the year for:
Interest paid	(1)	—	—
Interest received	36	136	35
	35	136	35
Net cash used in operating activities	(26,225)	(26,987)	(6,880)

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		Convenience translation into USD (note 1b) year ended December 31, 2014
	2013	2014
	NIS in thousands		USD in thousands
Cash flows from investing activities:
Proceeds from sale of marketable securities, net	547	—	—
Proceeds from (investment in) short-term deposits, net	60	(6,223)	(1,586)
Purchase of property and equipment	(201)	(402)	(102)
Proceeds from (investment in) long-term lease deposits	(18)	28	7
Acquisition of initially consolidated subsidiaries (a)	(37)	—	—
Net cash provided by (used in) investing activities	351	(6,597)	(1,681)
Cash flows from financing activities:
Purchase of shares in a subsidiary from non-controlling interests	—	(291)	(74)
Issuance and purchase of shares and warrants in subsidiaries, net	11,152	866	221
Proceeds from issuance of shares and warrants, net	—	37,508	9,561
Net cash provided by financing activities	11,152	38,083	9,708
Exchange differences on balances of cash and cash equivalents	(19)	(19)	(5)
Increase (decrease) in cash and cash equivalents	(14,741)	4,480	1,142
Cash and cash equivalents at the beginning of the year	32,457	17,716	4,516
Cash and cash equivalents at the end of the year	17,716	22,196	5,658

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,		Convenience translation into USD (note 1b) year ended December 31, 2014
	2013	2014
	NIS in thousands		USD in thousands
(a) Acquisition of initially consolidated subsidiaries:
Working capital (excluding cash and cash equivalents)	37	—	—
Property and equipment	—	—	—
Intangible assets	37	—	—
Goodwill	112	—	—
The total subsidiary’s assets (excluding cash and cash equivalents) and liabilities at acquisition date	186	—	—
Non-controlling interests from acquisition	(149)	—	—
	37	—	—
(b) Non-cash financing and investing activities:
Deferred issuance expenses	141	141	36
Unpaid issuance expenses	—	35	9
Transfers from property and equipment to inventories	—	30	8

The accompanying notes are an integral part of the consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	General information:

Bio Light Israeli Life Sciences Investments Ltd. was incorporated in 2005, and on February 1, 2016, changed its name to BioLight Life Sciences Ltd. (“the Company”). The Company is an emerging global ophthalmic company focused on the discovery, development and commercialization of products and product candidates which address ophthalmic conditions, including glaucoma, dry eye syndrome, or DES, and age-related macular degeneration, or AMD. The Company’s current products and product candidates are designed to address a number of significant unmet medical needs of large and growing patient populations related to these ophthalmic conditions, by reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offer better diagnosis and optimizing delivery of medications. In 2011, the Company initially invested in Micromedic Technologies Ltd. (“Micromedic”), a consolidated subsidiary (see note 3a) and currently owns 46% of its issued and outstanding shares. Micromedic owns a pipeline of products and product candidates focusing on in vitro diagnostics of cancer, particularly the early detection, monitoring recurrence and identification of cancer and pre-cancer and assessing risks related to treatment’s side effects.

The Company and its consolidated subsidiaries are collectively referred to as “the Group”.

The Group incurred consolidated losses of approximately NIS 36 million and NIS 29.2 million and negative cash flows from operating activities of approximately NIS 27 million and NIS 26.2 million for the years ended December 31, 2014 and 2013, respectively. The Group had consolidated accumulated deficit of approximately NIS 190.4 million as of December 31, 2014.

The financing needed for the Group’s operating activity as well as the resources necessary to realize the Group’s business strategy is conditioned upon the successful fundraising by the Company and the commercialization of its products. Management’s plans also include adjusting the Group’s development plans based on the Group’s available cash resources.

See Note 16 regarding funds raised by the Company during 2014 and 2015.

The auditors’ report of Micromedic for the year ended December 31, 2014, included a paragraph regarding conditions that raise significant doubts about Micromedic’s ability to continue to operate as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if Micromedic was unable to continue to operate as a going concern.

b.	Convenience translation into U.S. dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2014, and for the year then ended have been translated into dollars at the Bank of Israel’s representative rate of exchange for September 30, 2015 ($1 = NIS 3.92). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. The dollars amounts were rounded to whole numbers for convenience.

c.	In August 2015, following the approval of the Company’s shareholders, the Company effected a 1-for-10 reverse share split of its ordinary shares and a corresponding adjustment to its American Depository Shares (ADS) from one ADS representing one hundred shares to one ADS representing ten shares, and a corresponding adjustment to all of the Company’s share options and warrants. On February 28, 2016, following the approval of the Company's shareholders, the Company effected a 1-for-25 reverse share split of its ordinary shares, and a corresponding adjustment to its ADSs, and a corresponding adjustment to all of the Company’s share options and warrants. Accordingly, all of the Company’s ordinary share

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL  – (continued)

numbers and prices, share options and warrant exercise prices and loss per share amounts in these consolidated financial statements have been adjusted on a retroactive basis to reflect such reverse share splits.

Also, following Micromedic’s split of its registered and outstanding share capital, capital reduction and reverse share split in November 2015, the references to the numbers of Micromedic’s ordinary shares and warrant exercise prices in these consolidated financial statements have been adjusted on a retroactive basis.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented, unless otherwise stated.

a.	Basis of presentation of the financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

The Company’s consolidated financial statements have been prepared on a historical cost basis, except for: financial liabilities which are presented at fair value through profit or loss.

The Company has elected to present the consolidated comprehensive loss items using the function of expense method.

b.	Consolidated financial statements:

The consolidated financial statements comprise the financial statements of companies that are controlled by the Company (subsidiaries). Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Potential voting rights are considered when assessing whether an entity has control. The consolidation of the financial statements commences on the date on which control is obtained and ends when such control ceases.

The financial statements of the Group are prepared as of the same dates and periods. The accounting policies in the financial statements of the Company’s subsidiaries have been applied consistently and uniformly with those applied in the consolidated financial statements of the Company. Significant balances and transactions and gains or losses resulting from transactions between the Company and its subsidiaries are eliminated in full in the Company’s consolidated financial statements.

Non-controlling interests in subsidiaries represent the equity in subsidiaries not attributable, directly or indirectly to the Company. Non-controlling interests are presented in equity separately from the equity attributable to the equity holders of the Company. Profit or loss and components of other comprehensive income are attributed to the Company and to non-controlling interests. Losses are attributed to non-controlling interests even if they result in a negative balance of non-controlling interests in the consolidated statements of financial position.

The disposal of a subsidiary that does not result in a loss of control is recognized as a change in equity. Upon the disposal of a subsidiary resulting in loss of control, the Company:

—	derecognizes the subsidiary’s assets (including goodwill) and liabilities.
—	derecognizes the carrying amount of non-controlling interests.
—	derecognizes the adjustments arising from translating financial statements carried to equity.
—	recognizes the fair value of the consideration received.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

—	recognizes the fair value of any remaining investment.
—	reclassifies the components previously recognized in other comprehensive income (loss) on the same basis as would be required if the subsidiary had directly disposed of the related assets or liabilities.
—	recognizes any resulting difference (surplus or deficit) as gain or loss.
c.	Functional currency, presentation currency and foreign currency:
1.	Functional currency and presentation currency:

Items included in the Company’s consolidated financial statements are measured by using the currency of the primary economic environment in which the Company operates (the “functional currency”). The Company’s consolidated financial statements are presented in NIS, which is the Company’s functional and presentation currency.

The Group determines the functional currency for each entity, including for companies accounted for using the equity method.

One of the Company’s subsidiaries is defined as a foreign operation. Assets and liabilities of a subsidiary that is a foreign operation, are translated at the closing exchange rate at each reporting date. Statements of consolidated comprehensive loss items are translated using average exchange rates for all periods presented. The resulting translation differences are recognized in other comprehensive income (loss).

2.	Transactions, assets and liabilities in foreign currency:

Transactions denominated in foreign currency are recorded upon initial recognition at the exchange rate at the date of the transaction. After initial recognition, monetary assets and liabilities denominated in foreign currency are translated at each reporting date into the functional currency at the exchange rate at that date. Exchange rate differences are recognized in profit or loss. Non-monetary assets and liabilities denominated in foreign currency and measured at cost are translated at the exchange rate at the date of the transaction.

d.	Business combinations and goodwill:

Business combinations are accounted for by applying the acquisition method. The cost of the acquisition is measured at the fair value of the consideration transferred on the acquisition date with the addition of non-controlling interests in the acquiree. In each business combination, the Company chooses whether to measure the non-controlling interests in the acquiree based on their fair value on the acquisition date or at their proportionate share in the fair value of the acquiree’s net identifiable assets.

Direct acquisition costs are charged to the statements of the consolidated comprehensive loss as incurred.

In a business combination achieved in stages, equity interests in the acquiree that had been held by the acquirer prior to obtaining control are measured at the acquisition date fair value while recognizing a gain or loss resulting from the revaluation of the prior investment on the date of achieving control.

Contingent consideration is recognized at fair value on the acquisition date and classified as a financial asset or liability in accordance with IAS 39. Subsequent changes in the fair value of the contingent consideration are recognized in statements of the consolidated comprehensive loss. If the contingent consideration is classified as an equity instrument, it is measured at fair value on the acquisition date without subsequent re-measurement.

Goodwill is initially measured at cost which represents the excess of the acquisition consideration and the amount of non-controlling interests over the net identifiable assets acquired and liabilities assumed. If the resulting amount is negative, the acquirer recognizes the resulting gain on the acquisition date.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

e.	Cash equivalents:

Cash equivalents are considered as highly liquid investments, including unrestricted short-term bank deposits with an original maturity of three months or less from the date of investment.

f.	Short-term deposits:

Short-term bank deposits are deposits with an original maturity of more than three months from the date of investment and which do not meet the definition of cash equivalents. The deposits are presented according to their terms.

g.	Inventories:

Inventories are measured at the lower of cost and net realizable value. The cost of inventories comprises costs to purchase and costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to complete their sale. The Company periodically evaluates the condition and aging of inventories and makes provisions for slow moving inventories, if necessary.

Cost of inventories of finished goods is determined using the “first-in, first-out” method.

h.	Financial instruments:
1.	Financial liabilities:

Financial liabilities are initially recognized at fair value.

After initial recognition, the accounting treatment of financial liabilities at fair value through statements of the consolidated comprehensive loss includes financial liabilities designated upon initial recognition as at fair value through the statements of the consolidated comprehensive loss.

2.	Issuance of a unit of securities:

The issue of a unit of securities involves the allocation of the proceeds received (before issuance expenses) to the securities issued in the unit based on the following order: financial derivatives and other financial instruments measured at fair value in each period. Then fair value is determined for financial liabilities that are measured at amortized cost. The proceeds allocated to equity instruments are determined to be the residual amount. Issuance costs are allocated to each component pro rata to the amounts determined for each component in the unit of securities.

3.	Derecognition of financial instruments:

Financial liabilities:

A financial liability is derecognized when it is extinguished, that is when the obligation is discharged or cancelled or expires. A financial liability is extinguished when the debtor discharges the liability by paying in cash, other financial assets, goods or services; or is legally released from the liability.

When an existing financial liability is exchanged with another liability from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is accounted for as an extinguishment of the original liability and the recognition of a new liability. The difference between the carrying amounts of the above liabilities is recognized in the statements of the consolidated comprehensive loss. If the exchange or modification is not substantial, it is accounted for as a change in the terms of the original liability and no gain or loss is recognized on the exchange. When evaluating whether the change in the terms of an existing liability is substantial, the Company takes into account both quantitative and qualitative considerations.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

i.	Taxes on income:

Current or deferred taxes are recognized in profit or loss, except to the extent that they relate to items which are recognized as other comprehensive income or in equity.

1.	Current taxes:

The current tax liability is measured using the tax rates and tax laws that have been enacted or substantively enacted by the reporting date as well as adjustments required in connection with the tax liability in respect of previous years.

2.	Deferred taxes:

Deferred taxes are computed in respect of temporary differences between the carrying amounts in the consolidated financial statements and the amounts attributed for tax purposes.

Deferred taxes are measured at the tax rate that is expected to apply when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets are reviewed at each reporting date and reduced to the extent that it is not probable that they will be utilized. Temporary differences for which deferred tax assets had not been recognized are reviewed at each reporting date and a respective deferred tax asset is recognized to the extent that its utilization is probable.

Deferred taxes are offset if there is a legally enforceable right to offset a current tax asset against a current tax liability and the deferred taxes relate to the same taxpayer and the same taxation authority.

j.	Fair value measurement:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair value measurement is based on the assumption that the transaction will take place in the asset’s or the liability’s principal market, or in the absence of a principal market, in the most advantageous market.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities measured at fair value or for which fair value is disclosed are categorized into levels within the fair value hierarchy based on the lowest level input that is significant to the entire fair value measurement:

Level 1 —	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 —	inputs other than quoted prices included within Level 1 that are observable directly or indirectly.
Level 3 —	inputs that are not based on observable market data (valuation techniques which use inputs that are not based on observable market data).

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

k.	Leases:

The criteria for classifying leases as finance or operating leases depend on the substance of the agreements and are made at the inception of the lease in accordance with the following principles as set out in IAS 17.

Operating leases:

Leases in which substantially all the risks and rewards of ownership of the leased asset are not transferred to the Group are classified as operating leases. Lease payments are recognized as an expense in the statements of the consolidated comprehensive loss on a straight-line basis over the lease term.

l.	Property and equipment:

Property and equipment are measured at cost, including direct acquisition costs, less accumulated depreciation, accumulated impairment losses and any related investment grants and excluding day-to-day servicing expenses. Cost includes spare parts and auxiliary equipment that are used in connection with property and equipment.

Depreciation is calculated on a straight-line basis over the useful life of the assets at annual rates as follows:

	%	Mainly %
Office furniture and equipment	6 – 15	6
Computers, laboratory equipment and peripheral equipment	7 – 33	33
Leasehold improvements	20 – 33	33

Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term (including the extension option and intended to be exercised) and the expected life of the leasehold improvement.

The useful life, depreciation method and residual value of an asset are reviewed at least each year-end and any changes are accounted for prospectively as a change in accounting estimate. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale and the date that the asset is derecognized.

m.	Intangible assets:

Separately acquired intangible assets are measured on initial recognition at cost including direct acquisition costs. Intangible assets acquired in a business combination are measured at fair value at the acquisition date. Expenditures relating to internally generated intangible assets, excluding capitalized development costs, are recognized in profit or loss when incurred.

Intangible assets with a finite useful life are amortized over their useful life and reviewed for impairment whenever there is an indication that the asset may be impaired. The amortization period and the amortization method for an intangible asset are reviewed at least at each year end.

Intangible assets with indefinite useful lives are not systematically amortized and are tested for impairment annually or whenever there is an indication that the intangible asset may be impaired. The useful life of these assets is reviewed annually to determine whether their indefinite life assessment continues to be supportable. If the events and circumstances do not continue to support the assessment, the change in the useful life assessment from indefinite to finite is accounted for prospectively as a change in accounting estimate and on that date the asset is tested for impairment. Commencing from that date, the asset is amortized systematically over its useful life.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

n.	Impairment of non-financial assets:

The Company evaluates the need to record an impairment of non-financial assets whenever events or changes in circumstances indicate that the carrying amount is not recoverable.

If the carrying amount of non-financial assets exceeds their recoverable amount, the assets are reduced to their recoverable amount. The recoverable amount is the higher of fair value less costs of sale and value in use. In measuring value in use, the expected cash flows are discounted using a pre-tax discount rate that reflects the risks specific to the asset. The recoverable amount of an asset that does not generate independent cash flows is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in profit or loss.

An impairment loss of an asset, other than goodwill, is reversed only if there have been changes in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Reversal of an impairment loss, as above, shall not be increased above the lower of the carrying amount that would have been determined (net of depreciation or amortization) had no impairment loss been recognized for the asset in prior years and its recoverable amount. The reversal of impairment loss of an asset presented at cost is recognized in profit or loss.

The Company reviews goodwill for impairment in respect of subsidiaries once a year, on December 31, or more frequently if events or changes in circumstances indicate that there is an impairment.

Goodwill is tested for impairment by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill has been allocated. An impairment loss is recognized if the recoverable amount of the cash-generating unit (or group of cash-generating units) to which goodwill has been allocated is less than the carrying amount of the cash-generating unit (or group of cash-generating units). Any impairment loss is allocated first to goodwill. Impairment losses recognized for goodwill cannot be reversed in subsequent periods.

o.	Research and development expenditures:

Research expenditures are recognized in profit or loss when incurred.

p.	Grants:

Grants are recognized when there is reasonable assurance that the grants will be received and the Company will comply with the attached conditions.

Grants are recognized upon receipt as a liability if there is reasonable assurance that the research activity will result in royalty-bearing sales.

A liability is first measured at fair value using a discount rate that reflects a market rate of interest. The difference between the amount of the grant received and the fair value of the liability is accounted for as a grant and recognized as a reduction of research and development expenses. After initial recognition, the liability is measured at amortized cost using the effective interest method. Royalty payments are treated as a reduction of the liability. If no economic benefits are expected from the research activity, the grant receipts are recognized as a reduction of the related research and development expenses. In that event, the royalty obligation is treated as a contingent liability in accordance with IAS 37.

In each reporting date, the Company evaluates whether there is reasonable assurance that the liability recognized, in whole or in part, will not be repaid (since the Company will not be required to pay royalties) based on the best estimate of future sales and using the original effective interest method and, if so, the appropriate amount of the liability is derecognized against a corresponding reduction in research and development expenses.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

q.	Share-based payment transactions:

The Company’s employees and other service providers are entitled to remuneration in the form of equity-settled share-based payment transactions.

Equity-settled transactions:

The cost of equity-settled transactions with employees is measured at the fair value of the equity instruments granted at grant date. The fair value is determined using an acceptable pricing model.

As for other service providers, the cost of the transactions is measured at the fair value of the goods or services received as consideration for equity instruments granted.

The cost of equity-settled transactions is recognized in profit or loss together with a corresponding increase in equity during the period which the performance and/or service conditions are to be satisfied ending on the date on which the relevant employees become entitled to the award (“the vesting period”). The cumulative expense recognized for equity-settled transactions at the end of each reporting period until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether the market condition is satisfied, provided that all other vesting conditions (service and/or performance) are satisfied.

If the Company modifies the conditions on which equity-instruments were granted, an additional expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee/other service provider at the modification date.

If a grant of an equity instrument is cancelled, it is accounted for as if it had vested on the cancellation date and any expense not yet recognized for the grant is recognized immediately. However, if a new grant replaces the cancelled grant and is identified as a replacement grant on the grant date, the cancelled and new grants are accounted for as a modification of the original grant, as described above.

r.	Employee benefit liabilities:

The Group has several employee benefit plans:

1.	Short-term employee benefits:

Short-term employee benefits are benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related services. These benefits include salaries, paid annual leave, paid sick leave, recreation and social security contributions and are recognized as expenses as the services are rendered. A liability in respect of a cash bonus is recognized when the Group has a legal or constructive obligation to make such payment as a result of past service rendered by an employee and a reliable estimate of the amount can be made.

2.	Post-employment benefits:

The plans are normally financed by contributions to insurance companies and classified as defined contribution plans.

The Group has defined contribution plans pursuant to section 14 to the Severance Pay Law under which the Group pays fixed contributions and will have no legal or constructive obligation to pay further contributions if the fund does not hold sufficient amounts to pay all employee benefits relating to employee service in the current and prior periods. Contributions to the defined contribution plan in respect of severance or retirement pay are recognized as an expense when

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

contributed concurrently with performance of the employee’s services. Below are the Company’s contributions in respect of defined contribution plans:

	Year ended December 31,
	2013	2014
	NIS in thousands
Expenses in respect of defined contribution plans	772	913
3.	Other long-term employee benefits:

Some of the Group’s employees are entitled to benefits in respect of adaptation grants. These benefits are accounted for as other long-term benefits since the Company estimates that these benefits will be used and the respective Group’s obligation will be settled during the employment period and more than twelve months after the end of the annual reporting period in which the employees render the related service.

The Group’s net obligation for other long-term employee benefits, which is computed based on actuarial assumptions, is for the future benefit due to the employees for service rendered in the current period and in prior periods and taking into account expected salary increases The amount of these benefits is discounted to its present value. The discount rate is determined at the reporting date by reference to yields on high quality corporate bonds that are linked to the Israeli CPI and whose term is consistent with the term of the Group’s obligation.

Re-measurements of the net liability are recognized in the statements of the consolidated comprehensive loss in the period in which they occur.

s.	Revenue recognition:

Revenues are recognized in the statements of the consolidated comprehensive loss when the revenues can be measured reliably, it is probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred or to be incurred in respect of the transaction can be measured reliably. When a company within the Group acts as a principal and is exposed to the risks associated with the transaction, revenues are presented on a gross basis. Revenues are measured at the fair value of the consideration less any trade discounts, volume rebates and returns.

Revenues from product sales are recognized when all the main risks and rewards from the ownership of the goods are transferred to the buyer, and the seller does not retain continuing managerial involvement.

t.	Loss per share:

Loss per share is calculated by dividing the loss attributable to equity holders of the Company by the weighted number of ordinary shares outstanding during the period.

Basic loss per share only includes shares that are outstanding during the period. Also, convertible securities that are converted during the period are included in diluted loss per share only from the conversion date. The Company’s share of losses of investees is included based on its share of loss per share of the investees multiplied by the number of shares held by the Company.

Company’s share options and warrants that could potentially dilute basic earnings per share in the future but were not included in the calculation of diluted loss for the period because they are anti-dilutive for the periods presented.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

u.	Provisions:

A provision in accordance with IAS 37 is recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Group expects part or all of the expense to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense is recognized in the statements of the consolidated comprehensive loss net of any reimbursement.

v.	Classification to assets held for sale:

During 2014, the cooperation between BioMarCare (a consolidated subsidiary of Micromedic) and an additional company to develop a product candidate has ended and the project was stopped following the Bird Foundation announcement on ending the support in the work plan of the mentioned co-operation. As a result, during 2014, the board of directors of BioMarCare resolved to focus on business development in order to locate a strategic partner to the remaining technology developed by BioMarCare. Therefore, as of June 30, 2014, and since then, BioMarCare assets and liabilities have been classified as asset held for sale and liabilities related to asset held for sale on the Company’s statements of financial position.

Micromedic’s management estimated that the expected cash flow from selling BioMarCare’s net assets and determined that such cash flow is lower than book value and accordingly recorded impairment loss in the amount of approximately NIS 3 million.

During 2015, an impairment loss of approximately NIS 1.8 million for an asset held for sale netted by an elimination of a liability for a grant in the amount of approximately NIS 933,000, was recorded in accordance with management’s expectations.

NOTE 3:-SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS

In the process of applying the significant accounting policies, the Group has made the following judgments which have the most significant effect on the amounts recognized in the consolidated financial statements:

a.	Judgments — effective control:

The Company assess whether it controls a company in which it holds less than the majority of the voting rights, among others, by reference to the size of its holding of voting rights relative to the size and dispersion of holdings of the other vote holders including voting patterns at previous shareholders’ meetings.

b.	Estimates and assumptions:

The preparation of the financial statements requires management to make estimates and assumptions that have an effect on the application of the accounting policies and on the reported amounts of assets, liabilities, revenues and expenses. Changes in accounting estimates are reported in the period of the change in estimate.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:-SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS USED IN THE PREPARATION OF THE FINANCIAL STATEMENTS  – (continued)

The key assumption made in the financial statements concerning uncertainties at the reporting date and the critical estimates computed by the Group that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year is discussed below.

Grants:

Grants received are recognized as a liability if future economic benefits are expected from the research and development activity that will result in royalty-bearing sales. There is uncertainty regarding the estimated future cash flows used to measure the amount of the liability.

NOTE 4:- DISCLOSURE OF NEW STANDARDS IN THE PERIOD PRIOR TO THEIR ADOPTION

IFRS 15, “Revenue from Contracts with Customers”:

In May 2014, the IASB issued IFRS 15 (“IFRS 15”).

IFRS 15 replaces IAS 18, “Revenue”, IAS 11, “Construction Contracts”, IFRIC 13, “Customer Loyalty Programs”, IFRIC 15, “Agreements for the Construction of Real Estate”, IFRIC 18, “Transfers of Assets from Customers” and SIC-31, “Revenue — Barter Transactions Involving Advertising Services”.

IFRS 15 introduces a five-step model that will apply to revenue earned from contracts with customers.

IFRS 15 is to be applied retrospectively for annual periods beginning on or after January 1, 2017. Early adoption is permitted. IFRS 15 allows an entity to choose to apply a modified retrospective approach, according to which IFRS 15 will only be applied in the current period presented to existing contracts at the date of initial application. No restatement of the comparative periods will be required as long as the disclosures regarding prior periods required by IFRS 15 are included.

The Company believes that IFRS 15 is not expected to have a material impact on the financial statements.

NOTE 5:- CASH AND CASH EQUIVALENTS

The carrying amount of cash and cash equivalents as of December 31, 2014 and 2013 includes unlinked deposits of approximately NIS 17.9 million and approximately NIS 13.7 million with annual interest at the rate of 0.1 – 0.8% and 0.8 – 1.1%, respectively.

NOTE 6:- SHORT-TERM DEPOSITS

	December 31,
	2013	2014
	NIS in thousands
Bank deposits(1)	185	6,408

(1)	As of December 31, 2014 and 2013, the Group had deposits of approximately NIS 385,000 and NIS 185,000, respectively, which were offset by the bank against bank guarantees provided to secure operating lease payments under offices and a laboratory leases agreements.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7:- OTHER ACCOUNTS RECEIVABLE

	December 31,
	2013	2014
	NIS in thousands
Government authorities	698	324
Prepaid expenses	455	258
Grants receivable	770	153
Advances to suppliers	14	—
Other	68	44
	2,005	779

NOTE 8:- INVENTORIES

	December 31,
	2013	2014
	NIS in thousands
Finished goods	1,055	976

As of December 31, 2014, the Company’s inventories are mainly comprised from 25 units of IOPtiMate system’s scanners.

NOTE 9:- INVESTMENTS IN SUBSIDIARIES

Additional information on subsidiaries held by the Company:

a.	General information:

	Country of incorporation	Company’s equity and voting rights	Company’s equity and voting rights – diluted
		%
December 31, 2014:
Micromedic Technologies Ltd. ***)	Israel	39.6	40.5
XL Vision Sciences Ltd.	Israel	100	98.85
DiagnosTear Ltd. *)	Israel	70.42	70.42
IOPtima Ltd. *)	Israel	87.17	77.7
ViSci Ltd. *)	Israel	98.9	96.9
Allergica Ltd. (discontinued operation in 2008)	Israel	100	100
December 31, 2013:
Micromedic Technologies Ltd.	Israel	29.06	29.44
XL Vision Sciences Ltd.	Israel	100	98.85
DiagnosTear Ltd. *)	Israel	70.42	70
IOPtima Ltd. *)	Israel	87.17	77.7
ViSci Ltd. *)	Israel	100	100
Allergica Ltd. (discontinued operation in 2008)	Israel	100	100
Obecure Ltd. (discontinued operation in 2012) **)	Israel	91.25	100

*)	These companies are held through XL Vision Sciences Ltd. (“XL Vision”) which is wholly owned by the Company and, accordingly, investments in these subsidiaries were made, and the Company’s shareholders loans to these companies were transferred, through XL Vision.
**)	During 2014, Obecure completed voluntary liquidation and, therefore, Obecure is not presented in the table for 2014.
***)	Micromedic holds 100% and 88.23% of the issued and outstanding and the fully diluted, respectively, of Zetiq’s shares.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN SUBSIDIARIES  – (continued)

Micromedic also holds 33.69% and 52.94% of the issued and outstanding and fully diluted, respectively, of BioMarCare’s shares.
b.	Additional information on subsidiaries held by the Company:
1.	Investment in Micromedic:
a)	In January 2013, Micromedic issued 264,250 ordinary shares, of which 232,600 were issued to the Company, for the total consideration of approximately NIS 4.5 million, of which approximately NIS 4.0 million was paid by the Company.

After this investment, the Company held approximately 33% of Micromedic’s issued and outstanding shares and approximately 31% on a fully diluted basis.

b)	In March 2013, Micromedic issued 695,139 ordinary shares and 1,388,889 warrants exercisable for 138,889 ordinary shares, to various investors at prices of between NIS 16 and 18 per share (the highest amount was paid by an investor who was issued shares and warrants) for the total consideration of approximately NIS 11.4 million.

After this issuance, the Company held approximately 25% of Micromedic’s issued and outstanding shares and approximately 24% on a fully diluted basis.

c)	In April 2013, Micromedic issued to the Company 166,667 ordinary shares and warrants exercisable for 166,667 ordinary shares, for the total consideration of approximately NIS 3.0 million. After this private placement, the Company held approximately 29% of Micromedic’s issued and outstanding shares and approximately 30% on a fully diluted basis.
d)	In September 2014, the Company purchased a total of 68,120 ordinary shares of Micromedic on the Tel Aviv Stock Exchange for total consideration of approximately NIS 291,000, thereby increasing its holding in Micromedic’s issued and outstanding shares to approximately 31% and approximately 34% on a fully diluted basis.

In November 2014, Micromedic, completed a public offering of 1,311,900 ordinary shares. The Company purchased 781,000 ordinary shares for a total of approximately NIS 1.7 million, thereby increasing its holding in Micromedic’s issued and outstanding shares to approximately 40% and approximately 40% on a fully diluted basis.

e)	In April 2015, Micromedic issued to the Company 525,349 ordinary shares pursuant to a private placement for total consideration of approximately NIS 1.4 million. After this private placement, the Company held approximately 46% of Micromedic’s issued and outstanding shares and approximately 46% on a fully diluted basis.
f)	In May 2015, Micromedic completed a public offering of 2,473,200 ordinary shares and 12,366,000 publicly traded warrants, which are exercisable for an aggregate of 1,236,600 ordinary shares. The Company purchased 1,111,100 ordinary shares and 5,555,000 publicly traded warrants, which are exercisable for 555,500 ordinary shares, for total consideration of approximately NIS 3.0 million. After this public offering, the Company held approximately 46% of Micromedic’s issued and outstanding shares and approximately 46% on a fully diluted basis.
g)	In February 2016, Micromedic completed a public offering of 1,340,000 ordinary shares and 1,340,000 publicly traded warrants, which are exercisable for an aggregate of 1,340,000 ordinary shares. The Company purchased 693,400 ordinary shares and 693,400 publicly traded warrants, which are exercisable for 693,400 ordinary shares, for total consideration of

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN SUBSIDIARIES  – (continued)

approximately NIS 1.5 million. After this public offering, the Company held approximately 48% of Micromedic’s issued and outstanding shares and approximately 49% on a fully diluted basis.
2.	Investment in XL Vision Sciences Ltd.:

In January 2013, the subsidiary XL Vision Sciences Ltd. (“XL Vision”) was established for managing the Company’s ophthalmic product pipeline. The Company holds XL Vision’s entire issued and outstanding capital.

3.	Investment in DiagnosTear:
a)	In January 2013, the Company, through XL Vision, entered into an investment agreement with DiagnosTear. DiagnosTear is a private company which is engaged in development of a multi-parameter diagnostic test for dry-eye syndrome.
b)	Key terms of the investment agreement in DiagnosTear:

According to the investment agreement, the Company, through XL Vision, is obligated to invest in DiagnosTear up to $750,000 based on scientific milestones for DiagnosTear ordinary shares that will constitute approximately 70% of DiagnosTear issued and outstanding shares on a fully diluted basis. At the end of 2014, DiagnosTear met the scientific milestone set in the investment agreement.

Immediately after closing the investment agreement, the Company, through XL Vision, nominated a majority of the members on DiagnosTear board of directors. DiagnosTear’s founder serves as a project manager for DiagnosTear.

c)	Set forth below is information about the fair value of recognized identifiable assets and liabilities as well as goodwill of DiagnosTear at acquisition date:

Fair value recognized at acquisition date
February 6, 2013
NIS in thousands
Cash	608
Intangible assets	37
Net identifiable assets	645
Non-controlling interests	(149)
Goodwill	112
Total acquisition cost	608
Cash outflow on the acquisition:
Cash and cash equivalents acquired with the acquiree at the acquisition date	608
Cash paid in consideration of the acquisition	(645)
Net cash	(37)

Excess of cost resulting from the acquisition of DiagnosTear shares totals approximately NIS 149,000. Excess of cost of approximately NIS 37,000 is attributed to in-process research and development.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9:- INVESTMENTS IN SUBSIDIARIES  – (continued)

Goodwill related to the acquisition of approximately NIS 112,000 is measured as the difference between the acquisition cost and the Group’s share of net fair value of identifiable assets, identifiable liabilities and contingent liabilities of the subsidiary. Goodwill arising on acquisition is attributed to the benefits expected from the synergy between the activities of the Company and the acquire. After initial recognition, goodwill is not systematically amortized.

d)	In October 2015 and in February 2016, the Company, through XL Vision, entered into an additional investment agreement with DiagnosTear. According to the investment agreement, XL Vision invested an aggregate amount of approximately $200,000, and $100,000, respectively, for approximately 4% and 1%, respectively, of DiagnosTear’s issued and outstanding shares. In addition, XL Vision has the right to invest an additional $400,000 in DiagnosTear (“the Right”). In the event that XL Vision exercises the Right, the Company, through XL Vision, will hold approximately 80% of DiagnosTear’s issued and outstanding shares on a fully diluted basis.
4.	In January 2015, the Company, through XL Vision, entered into agreement with several parties, including Integra Holdings, to invest in a private company (“OphRx”) developing products designed to provide more efficient and safer delivery of ophthalmic medication through eye drops. According to the agreement, OphRx will be granted a worldwide exclusive license to use the drug delivery technology platform for ophthalmic uses, in return for royalties from future sales of the developed products. The Company’s investment in OphRx, through XL Vision, is expected to be approximately $500,000 with a corresponding investment amount by Integra, and will be completed in stages, in accordance with the milestones as set in this agreement. After this investment, the Company, through XL Vision, is expected to hold 40% of the issued and outstanding shares of OphRx and 39% on a fully diluted basis. In November 2015, in accordance with the first milestone set in the agreement, both the Company, through XL Vision, and Integra, invested an aggregate amount of approximately $430,000 in OphRx (with each investing approximately $215,000).
5.	In December 2015, the Company, through XL Vision, closed a joint investment agreement (“the Joint Investment Agreement”) with two Asia-based venture capital firms (“the Investors”) relating to an investment in IOPtima. The total expected investment amount on closing from the two Asia-based venture capital firms is approximately $6 million for approximately 29% of IOPtima’s issued and outstanding shares on a fully diluted basis. As part of the Joint Investment Agreement, the Company is expected to participate, through XL Vision, and invest in IOPtima an additional approximately $1.2 million, resulting in an aggregate investment amount of $7.2 million in IOPtima shares in this investment round. In addition, the Company, through XL Vision, has agreed to purchase shares from a minority shareholder in IOPtima for the total consideration of $325,000 and after closing, IOPtima will repay a shareholders loan in the amount of approximately $1 million that was provided to IOPtima, through XL Vision, to finance its operating activity during 2015. According to the Joint Investment Agreement, following the closing of the investment, the Company, through XL Vision, is expected to hold approximately 70% of IOPtima’s issued and outstanding shares on a fully diluted basis. In addition, under the Joint Investment Agreement, the Investors have a right to an additional allotment of shares for no consideration and a drag-along mechanism, subject to certain terms agreed in the Joint Investment Agreement.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10:- PROPERTY AND EQUIPMENT, NET

2014:

	Office furniture and equipment	Computers, laboratory equipment and peripheral equipment	Leasehold improvements	Total
	NIS in thousands
Cost:
Balance at January 1, 2014	143	2,594	345	3,082
Additions	28	201	173	402
Disposals	—	(177)	(108)	(285)
Transfer to inventories	—	(98)	—	(98)
Balance at December 31, 2014	171	2,520	410	3,101
Accumulated depreciation:
Balance at January 1, 2014	23	1,862	286	2,171
Additions	11	382	71	464
Disposals	—	(177)	(108)	(285)
Transfer to inventories	—	(68)	—	(68)
Balance at December 31, 2014	34	1,999	249	2,282
Depreciated cost at December 31, 2014	137	521	161	819

2013:

	Office furniture and equipment	Computers, laboratory equipment and peripheral equipment	Leasehold improvements	Total
	NIS in thousands
Cost:
Balance at January 1, 2013	189	2,718	345	3,252
Additions	—	201	—	201
Disposals	(46)	(325)	—	(371)
Balance at December 31, 2013	143	2,594	345	3,082
Accumulated depreciation:
Balance at January 1, 2013	38	1,785	192	2,015
Additions	31	402	94	527
Disposals	(46)	(325)	—	(371)
Balance at December 31, 2013	23	1,862	286	2,171
Depreciated cost at December 31, 2013	120	732	59	911

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11:- GOODWILL AND INTANGIBLE ASSETS, NET

2014:

	Goodwill arising from business combinations	Technologies and research and development applications	Total
	NIS in thousands
Cost:
Balance at January 1, 2014, and December 31, 2014	4,678	9,149	13,827
Accumulated amortization:
Balance at January 1, 2014	—	(1,520)	(1,520)
Amortization for the year	—	(384)	(384)
Impairments	(805)	(2,231)	(3,036)
Balance at December 31, 2014	(805)	(4,135)	(4,940)
Classification of intangible asset held for sale to current assets	—	(1,781)	(1,781)
Amortized cost at December 31, 2014	3,873	3,233	7,106
Amortization (in %)	—	6 – 7

2013:

	Goodwill arising from business combinations	Technologies and research and development applications	Total
	NIS in thousands
Cost:
Balance at January 1, 2013	4,566	9,112	13,678
Acquisition of a subsidiary (DiagnosTear)	112	37	149
Balance at December 31, 2013	4,678	9,149	13,827
Accumulated amortization:
Balance at January 1, 2013	—	(981)	(981)
Amortization for the year	—	(539)	(539)
Balance at December 31, 2013	—	(1,520)	(1,520)
Amortized cost at December 31, 2013	4,678	7,629	12,307
Amortization (in %)	—	6 – 7
b.	Additional information:
1.	The amortization method applied by the Company for the amortization of intangible assets with a finite useful life is the straight-line basis.
2.	The amortization expenses of intangible assets with a finite useful life are carried to the item depreciation and amortization expenses in research and development expenses in profit or loss for the period.
3.	As of December 31, 2014, the Company conducted the annual test for impairment of goodwill arising on the investment in Micromedic which represents a single cash-generating unit. The recoverable amount of Micromedic exceeds its carrying amount and, therefore, no impairment was recorded.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12:- OTHER ACCOUNTS PAYABLE

	December 31,
	2013	2014
	NIS in thousands
Employees and payroll accruals	1,548	2,055
Accrued expenses	1,475	1,519
Liabilities related to grants	277	252
Related parties in a subsidiary	218	233
Related parties	15	—
	3,533	4,059

NOTE 13:- LIABILITY RELATED TO GRANTS

Presented in the statement of financial position as:

	December 31,
	2013	2014
	NIS in thousands
Current liabilities	277	1,507
Non-current liabilities	6,788	7,630
	7,065	9,137

The Company believes that the liabilities related to grants approximate their fair value at December 31, 2014 and 2013.

NOTE 14:- TAXES ON INCOME

a.	Tax rates applicable to the Group:

The Israeli corporate tax rate was 26.5% in 2014 and 25% in 2013.

On January 4, 2016, the Israeli Parliament's Plenum approved by a second and third reading the Bill for Amending the Income Tax Ordinance (No. 217) (Reduction of Corporate Tax Rate), 2015, which consists of the reduction of the corporate tax rate from 26.5% to 25%.

A company is taxable on its real (non-inflationary) capital gains at the corporate tax rate in the year of sale.

On August 5, 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013 (“the Budget Law”) was issued, which consists, among others, of fiscal changes whose main aim is to enhance the collection of taxes in those years.

These changes include, among others, increasing the corporate tax rate from 25% to 26.5%, cancelling the reduction in the tax rates applicable to privileged enterprises (9% in development area A and 16% elsewhere) and, in certain cases, increasing the rate of dividend withholding tax within the scope of the Law for the Encouragement of Capital Investments to 20% effective from January 1, 2014. There are also other changes such as taxation of revaluation gains effective from August 1, 2013.

The provisions regarding revaluation gains will become effective only after the publication of regulations defining what should be considered as “retained earnings not subject to corporate tax” and regulations that set forth provisions for avoiding double taxation of overseas assets. As of the date of approval of these financial statements, these regulations have not been issued.

The above had no impact on the Company’s financial statements.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14:- TAXES ON INCOME  – (continued)

b.	Tax assessments:

The tax assessments of the Company and the subsidiaries are considered final through the 2009 tax year.

c.	Carryforward losses for tax purposes and other temporary differences:

Carryforward tax losses and deductions of the Company total approximately NIS 65.9 million as of December 31, 2014. Also, carryforward capital tax losses of the Company total approximately NIS 4 million as of December 31, 2014.

Carryforward tax losses and deductions of investees total approximately NIS 177.6 million as of December 31, 2014. Also, carryforward capital tax losses and losses from marketable securities of investees total approximately NIS 2.4 million as of December 31, 2014.

Deferred tax assets relating to carryforward operating losses and to other temporary differences were not recognized since their utilization in the foreseeable future is not probable.

NOTE 15:- EQUITY

a.	Composition of share capital:

	December 31, 2013		December 31, 2014
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
	Number of shares
Ordinary shares of NIS 2.5 par value each	3,200,000	1,368,855	5,200,000	2,085,351

In July 2014, the Company’s general meeting of shareholders approved to increase the Company’s authorized capital by NIS 5,000,000 such that after the increase in capital the Company’s authorized capital is NIS 13,000,000 divided into 5,200,000 ordinary shares of NIS 0.1 par value per share.

As of February 22, 2016, following the approval of our shareholders, our authorized share capital consists of 11,000,000, ordinary shares.

b.	Changes in share capital:

Issued and outstanding share capital:

	Number of shares	NIS par value
Balance at January 1, 2014	1,368,855	3,422,138
Issuance of shares	716,496	1,791,240
Balance at December 31, 2014	2,085,351	5,213,378
c.	Rights attached to ordinary shares:

Ordinary share entitle the holder thereof to all the rights generally conferred upon a shareholder in a company including the right to participate in distribution of dividends, bonus shares, receipt of surplus of the Company’s assets upon liquidation, participation in the Company’s general meeting and voting on all matters that the general meeting is authorized to act on.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 16:- ISSUANCES OF SECURITIES

a.	In March 2014, the Company completed a public offering of 335,096 ordinary shares, 41,887,000 publicly traded warrants (Series 7) that are exercisable for 167,548 ordinary shares and 41,887,000 publicly traded warrants (Series 8) that are exercisable for 167,548 ordinary shares. Total proceeds from this offering were approximately NIS 18.2 million, net of issuance expenses.
b.	In March 2014, the Company entered into private equity financing agreements for the issuance of 381,400 ordinary shares of the Company, and 95,350,000 publicly traded warrants (Series 8) that are exercisable for 381,400 ordinary shares. Total proceeds for this offering were approximately NIS 19.3 million, net of issuance expenses.
c.	In May 2015, the Company issued and sold 493,477 ordinary shares to a private investor, at a price per share of NIS 50.25 (approximately $12.82), pursuant to a private placement. The total net proceeds were approximately NIS 23.1 million.
d.	In August 2015, the Company issued and sold 27,861 ordinary shares at a price per share of NIS 50.25 (approximately $12.82) to a private investor, pursuant to a private placement. The total net proceeds were approximately NIS 1.3 million.

NOTE 17:- SHARE-BASED PAYMENT

a.	The expense recognized in the financial statements for services received is shown in the following table:

	Year ended December 31,
	2013	2014
	NIS in thousands
Share-based payment to employees, directors and consultants	844	1,573

The share-based payment transactions which the Company granted to its employees, directors and consultants are described below.

There have been no modifications to any of the employee benefit plans during 2014 and 2013.

The following table describes the inputs used by the Company for the fair value measurement of equity-settled non-traded share options and warrants for the years ended December 31, 2014 and 2013:

	2013	2014
Volatility in ordinary share price (%)	51 – 70	45 – 50
Risk-free interest rate (%)	2.92 – 3.56	0.21
Expected term of share options and warrants (years)	7	7
Expected dividends	—	—
b.	In May 2015, 2,421,382 share options exercisable for 9,686 ordinary shares were granted to the Company’s Chief Executive Officer, Chief Financial Officer and to several other employees pursuant to the Company’s option plan.

Each 250 share options are exercisable into one ordinary share for an exercise price of NIS 53.25 in cash. The share options vest over three years in three equal annual installments.

The share options expire upon the earlier of: (a) ten years after the grant date (b) ninety days after the termination of employment relationship for any reason, except as described in the following (c) and (d), (c) twelve months after ending the employment of the optionees due to death or the optionees’ disability or (d) immediately upon termination of employment relationship for “cause” as defined in the Company’s option plan.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- SHARE-BASED PAYMENT  – (continued)

The fair value of each 250 share options at the date of grant is approximately NIS 14 and the total fair value of all share options is approximately NIS 136,000.

The fair value of the options was calculated using the “Black & Scholes” option pricing model based on the following underlying assumptions:

a)	Ordinary share price — NIS 47.5;
b)	Exercise price of each 250 share options — NIS 53.25;
c)	Volatility of 49.5%, based on the expected-term of the share option; and
d)	Risk free interest rate — 0.21%, based on the expected of the option.
c.	Company’s share options granted, exercised and expired in 2014:
1.	In March 2014, 2,526,127 share options exercisable for 10,105 ordinary shares of the Company were granted to the Company’s Chief Financial Officer and to several other employees pursuant to the Company’s option plan.

Each 250 share options are exercisable into one ordinary share for an exercise price of NIS 92.5 in cash. The exercise price is not linked to the Israeli CPI or to any currency. The share options vest over three years in three equal annual installments.

The share options expire upon the earlier of: (a) seven years after the grant date, (b) ninety days after the termination of employee-employer relationship for any reason, except as described in the following (c) and (d), (c) twelve months after ending the employment of the optionees due to death or the optionees’ disability or (d) immediately upon termination of employee-employer relationship for a “cause” as defined in the Company’s option plan. The fair value of each 250 share options is approximately NIS 18.75 and the total fair value of all share options is approximately NIS 189,000.

The fair value of the options was computed using the “Black & Scholes” option pricing model based on the following underlying assumptions:

a)	Ordinary share price — NIS 54.75;
b)	Exercise price of each 250 share options — NIS 92.5;
c)	Volatility of 48%, based on the expected term of the share option; and
d)	Risk free interest rate — 0.21%, based on the expected term of the share option.

During the year ended December 31, 2014, the Company recorded share-based payments expense of approximately NIS 88,000 in the consolidated statements of comprehensive loss related to that grant.

2.	In August 2014, 9,370,000 share options exercisable for 37,480 ordinary shares of the Company were granted to the Company’s CEO pursuant to the Company’s option plan.

Each 250 share options are exercisable into one ordinary share for an exercise price of NIS 92.5 in cash. The exercise price is not linked to the Israeli CPI or to any currency. The share options vest over three years in three equal annual installments.

The share options expire upon the earlier of: (a) seven years after the grant date, (b) ninety days after the termination of employee-employer relationship for any reason, except as described in the following (c) and (d), (c) twelve months after ending the employment of the optionees due to death or the optionees’ disability or (d) immediately upon termination of employee-employer relationship for a “cause” as defined in the Company’s option plan.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- SHARE-BASED PAYMENT  – (continued)

The fair value of each 250 share options is approximately NIS 8.83 and the total fair value of all share options is approximately NIS 331,000.

The fair value of the share options was computed using the “Black & Scholes” option pricing model based on the following underlying assumptions:

a)	Ordinary share price — NIS 34.75;
b)	Exercise price of each 250 share options — NIS 92.5;
c)	Volatility of 49.7%, based on the expected term of the share option; and
d)	Risk free interest rate — 0.21%, based on the expected term of the share option.

During the year ended December 31, 2014, the Company recorded share-based payments expense of approximately NIS 121,000 in the consolidated statements of comprehensive loss related to that grant.

d.	The Company’s share options granted, exercised and expired in 2013:
1.	In April 2013, 1,065,000 share options exercisable for 4,260 ordinary shares of the Company were granted to the Company’s Chief Financial Officer pursuant to the Company’s option plan.

Each 250 share options are exercisable into one ordinary share for an exercise price of NIS 87.5 in cash. The exercise price is not linked to the Israeli CPI or to any currency. The share options vest over three years in three equal annual installments.

The share options expire upon the earlier of: (a) seven years after the grant date (b) ninety days after the termination of employee-employer relationship for any reason, except as described in the following (c) and (d), (c) twelve months after ending the employment of the optionees due to death or the optionees’ disability or (d) immediately upon termination of employee-employer relationship for a “cause” as defined in the Company’s option plan.

The fair value of each 250 share options is approximately NIS 35 and the total fair value of all share options is approximately NIS 145,000.

The fair value of the share options was computed using the “Black & Scholes” option pricing model based on the following assumptions:

a)	Ordinary share price — NIS 55;
b)	Exercise price of each 250 share options — NIS 87.5;
c)	Volatility of 70%, based on the expected term of the share option; and
d)	Risk free interest rate — 3.15%, based on the expected term of the option.
2.	In April 2013, the Company reported the termination of the employment of the Chief Financial Officer, Mr. Amir Hassidim, and the nomination of a new Chief Financial Officer, Mr. Itai Bar-Natan. As a result, 88,000 share options, exercisable for 35,200 ordinary shares of the Company, which had been granted to Mr. Amir Hassidim, expired.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- SHARE-BASED PAYMENT  – (continued)

e.	Changes during the year:

The following table describes the number of share options and warrants in share-based payment to employees, directors and consultants of the Company and the weighted average exercise prices:

	2013		2014
	Number of share options and warrants*)	Weighted average exercise price of each ten share options	Number of options and warrants*)	Weighted average exercise price of each ten share options
		NIS		NIS
Share options and warrants outstanding at beginning of year	197,389	85	234,389	85
Share options and warrants granted during the year	72,200	87.5	475,845	92.5
Share options and warrants expired during the year	(35,200)	87.5	(12,984)	87.5
Share options and warrants outstanding at end of year	234,389	85	697,250	90
Share options and warrants exercisable at end of year	128,056		183,589

*)	Each 250 share options are exercisable into one ordinary share.
f.	Share-based payment in subsidiaries:

The following table lists the number of share options and warrants to employees, directors and consultants of the Company’s subsidiaries (including XL Vision, IOPtima, ViSci and DiagnosTear and excluding Micromedic and its subsidiaries) and the weighted average exercise prices:

	2014
	Number of share options and warrants	Weighted average exercise price
		NIS
Share options and warrants outstanding at beginning of year	639,514	1.38
Share options and warrants granted during the year	430,564	5.33
Share options and warrants exercised and expired during the year	(311,788)	0.76
Share options and warrants outstanding at end of year	758,290	4.06
Share options and warrants exercisable at end of year	534,638	4.40
g.	Share-based payment in the subsidiary Micromedic:

The following table lists the number of share options and warrants to employees, directors and consultants of the subsidiary, Micromedic, and the weighted average exercise prices:

	2014
	Number of share options and warrants*)	Weighted average exercise price of each ten share options
		NIS
Share options and warrants outstanding at beginning of year	2,110,410	28.3
Share options and warrants expired during the year	(360,500)	40.6
Share options and warrants outstanding at end of year	1,749,910	32.7
Share options and warrants exercisable at end of year	989,719	39.6

*)	Each ten share options are exercisable into one Ordinary share.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17:- SHARE-BASED PAYMENT  – (continued)

h.	Share-based payment in subsidiaries of Micromedic:

The following table lists the number of share options and warrants to employees, directors and consultants of subsidiaries of Micromedic and the weighted average exercise prices:

Zetiq:

	2014
	Number of share options and warrants	Weighted average exercise price
		NIS
Share options and warrants outstanding at beginning of year	8,025,057	0.077
Share options and warrants exercised and expired during the year	(3,655,389)	0.085
Share options and warrants outstanding at end of year	4,369,668	0.07
Share options and warrants exercisable at end of year	4,369,668	0.07

BioMarCare:

	2014
	Number of share options and warrants	Weighted average exercise price
		NIS
Share options and warrants outstanding at beginning of year	110,228	0.01
Share options and warrants exercised and expired during the year	(20,234)	0.01
Share options and warrants outstanding at end of year	89,994	0.01
Share options and warrants exercisable at end of year	84,027	0.01

NOTE 18:- CONTINGENT LIABILITIES AND COMMITMENTS

a.	Commitments with related parties:

Below is information about service agreements with related parties as of the reporting date:

1.	After receiving the approval of the board of directors of Micromedic in April 2012, and after receiving the approval of the audit committee of Micromedic in February 2012, the shareholders of Micromedic approved a service agreement between the Company and Micromedic with a term of of three years (from January 2012 through December 2014), in exchange for a monthly fee of up to NIS 69,000 for the services and a monthly fee of NIS 12,000 for the leased property (which is in effect from August 2012). Pursuant to the agreements, the Company provides to Micromedic management, consulting and administrative services, subleasing of office space rented by the Company from an external landlord (“the leased property”), and certain maintenance services to the leased property. Starting August 2012, Micromedic has paid the Company for the maintenance services and its relative share of the monthly fee payable by the Company for these maintenance services a total estimated amount of approximately NIS 3,700 per month. All the fees in the agreement are linked to the Israeli CPI.

In December 2014, the shareholders of Micromedic approved a new service agreement between the Company and Micromedic, under which the Company will provide Micromedic management and consulting services for a period of additional three years in consideration for a monthly fees of up to NIS 102,000.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- CONTINGENT LIABILITIES AND COMMITMENTS  – (continued)

2.	After receiving the approval of the audit committee of Micromedic in February 2012 and receiving Micromedic’s board of directors approval in April 2012, the shareholders of Micromedic approved the engagement of Micromedic with a company controlled by Mr. Israel Makov, the Chairman, in an agreement to render consulting services by Mr. Israel Makov as an active Chairman of Micromedic in exchange for share options and fees. The fee is $5,000 per month, paid from the date of commencement of service in November 2011. In addition, Mr. Makov is entitled to reimbursement of expenses incurred which are related to the above services.

In December 2014, the shareholders of Micromedicat a general meeting approved an extension of the consulting services for an additional period of three years commencing November 2014.

b.	Contingent liabilities:
1.	IOPtima has from time to time received research and development participation grants from the Israeli Office of the Chief Scientist (“OCS”) and, in return, it is obligated to pay royalties of between 3 and 3.5% of the sales of the products generated from such research and development, up to 100% of total grants received, linked to the dollar plus LIBOR interest. The grants received, including interest, totaled approximately NIS 6 million as of December 31, 2014. Royalties paid to the OCS amounted to approximately NIS 10,000 in 2014 (2013 — approximately NIS 3,000). In 2015, IOPtima paid to the OCS approximately NIS 26,000 in respect of royalties for sales in the fourth quarter of 2014.
2.	DiagnosTear has from time to time received research and development participation grants from the OCS and, in return, it is obligated to pay royalties of between 3 and 5% of the sales of the products generated from such research and development, up to 100% of total grants received, linked to the dollar plus LIBOR interest. The grants received, including interest, totaled approximately NIS 951,000 as of December 31, 2014. No royalties have been paid as of December 31, 2014.

In October 2015, DiagnosTear obtained the approval for receiving another grant from OCS. According to the approval, the grant participation will be at a rate of 40% of a budget of approximately NIS 1.4 million, subject to the terms of the approval, including the payment of royalties on sales, if any.

c.	Commitments:
1.	Operating lease commitment:
a)	The Group entered into operating lease agreements for vehicles during various periods, the latest of which ends in December 2017. Until such date, lease fees of approximately NIS 588,000 are expected to be paid by the Company. Also, the Company and a subsidiary deposited an amount of approximately NIS 77,000 in respect of the lease of vehicles.
b)	In July 2011, the Company entered into an operating lease agreement for its offices with Atidim — High Tech Industries Ltd. (“Atidim”).

The first lease term was for 36 months and started on November 15, 2011. The Company was granted an option for an additional lease period and during 2014 the Company exercised the option and extended the operating lease term for an additional period of 24 months that ends at December 31, 2016.

During the additional lease term, the monthly lease payments will be approximately NIS 33,000 per month.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18:- CONTINGENT LIABILITIES AND COMMITMENTS  – (continued)

c)	Future minimum operating lease payments under non-cancellable operating lease agreements on vehicles and offices as of December 31, 2014, are as follows:

NIS in thousands
First year	1,184
Second to third year	1,339
2,523
2.	Under a technology license option agreement with Novaer LLC (“Novaer), dated October 2012, ViSci has an exclusive option exercisable until October 2021 from Novaer, for an exclusive worldwide license with respect to the Eye-D technology for administering controlled-release eye drugs, including for purposes of research and development, commercialization, manufacturing, licensing, exporting, distribution, marketing, sales and services. Until ViSci exercise its option, it may only use Novaer’s intellectual property for research and development activities and cannot commercialize the Eye-D technology. Furthermore, new intellectual property created by the ViSci prior to the option exercise will be owned by ViSci, but until the option is exercised, it may only use such intellectual property for research and development and will not be able to grant licenses to such intellectual property. ViSci is obligated to pay Novaer an annual option retention fee of $25,000 per year during the period of the option. Upon exercise of the option, ViSci will enter a licensing agreement with Novaer, pursuant to which ViSci will be obligated to pay lump sum of $3.0 million (less any amounts incurred in any development activity in excess of the work plan).

NOTE 19:- RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31,
	2013	2014
	NIS in thousands
Research and development expenses	18,890	19,459
Less – grants	(471)	(899)
Research and development expenses, net	18,419	18,560

NOTE 20:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES

a.	Balances with executive officers and related parties:

Composition:

	December 31,
	2013	2014
	NIS in thousands
Other accounts payable	(365)	(703)
Other long-term liabilities	(263)	(200)
b.	Compensation of key management personnel (including directors) employed by the Company:

Besides salary, the Company’s executive officers are entitled to non-cash compensation (such as operating lease for vehicles). Further, the Company deposits in their favor amounts in post-employment defined benefit plan.

The executive officers also participate in the Company’s share option plans (see Note 17 regarding share-based payment).

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20:- TRANSACTIONS AND BALANCES WITH RELATED PARTIES  – (continued)

Compensation relating to the employment and services of executive officers and directors, respectively, are as follows:

	Year ended December 31,
	2013		2014
	Number of individuals	Amount	Number of individuals	Amount
		NIS in thousands		NIS in thousands
Short-term benefits	4	2,104	3	2,979
Post-employment benefits	1	100	—	—
Share-based payment	4	375	3	388
Directors fees in a subsidiary	2	479	2	291
Commission and consulting fee to related party	1	298	—	—
		3,356		3,658

Compensation of directors not employed by the Company:

	Year ended December 31,
	2013		2014
	Number of individuals	Amount	Number of individuals	Amount
		NIS in thousands		NIS in thousands
Total compensation to directors not employed by the Company	5	301	6	341

NOTE 21:- OPERATING SEGMENTS

a.	Description of the segments:

The Company operates its business through two operating segments:

1.	Ophthalmology — The Company, through XL Vision, manages IOPtima, which develops and markets a laser-based non-invasive surgical treatment for glaucoma, DiagnosTear, which develops a multi-parameter diagnostic test for dry-eye syndrome, ViSci, which develops a controlled release drug-delivery insert platform.
2.	Cancer diagnostics — Micromedic, through its subsidiaries, is engaged in the development of cancer diagnostics technologies.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- OPERATING SEGMENTS  – (continued)

b.	Reporting on operating segments:

	Ophthalmology	Cancer diagnostics	Total
	NIS in thousands
Year ended December 31, 2014:
Revenues	824	117	941
Segment loss	13,490	13,005	26,495
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			7,111
Operating loss			33,606
Finance expenses, net			2,048
Other expenses			354
Loss			36,008
Foreign currency translation adjustments			19
Comprehensive loss			36,027
Year ended December 31, 2013:
Revenues	53	29	82
Segment loss	11,925	10,245	22,170
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			6,272
Operating loss			28,442
Finance expenses, net			720
Loss			29,162
Foreign currency translation adjustments			19
Comprehensive loss			29,181
c.	Additional information:

	Ophthalmology	Cancer diagnostics	Total
	NIS in thousands
December 31, 2014:
Segment assets	1,864	12,981	14,845
Assets – unallocated to segments			25,589
Total assets			40,434
Segment liabilities	5,252	7,406	12,658
Liabilities – unallocated to segments			2,038
Total liabilities			14,696

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21:- OPERATING SEGMENTS  – (continued)

	Ophthalmology	Cancer diagnostics	Total
	NIS in thousands
December 31, 2013:
Segment assets	3,145	25,337	28,482
Assets – unallocated to segments			5,850
Total assets			34,332
Segment liabilities	4,262	6,544	10,806
Liabilities – unallocated to segments			1,417
Total liabilities			12,223

NOTE 22:- FINANCIAL INSTRUMENTS

a.	Commitment for subsidiary’s share of approximately NIS 280,000 and NIS 232,000 as of December 31, 2014 and 2013, respectively, which included in the statements of financial position under long term liabilities, is a financial liability that is measured at fair value level 3.

Management believes that the carrying amount of cash, short-term deposits, trade receivables, trade payables, overdrafts and other current liabilities approximate their fair value due to the short-term maturities of these instruments.

b.	Financial risk management objectives and policies:

The Group’s activities expose it to various financial risks such as market risks (foreign currency risk, Israeli CPI risk, interest risk and price risk), credit risk and liquidity risk. The Group’s comprehensive risk management plan focuses on activities that reduce to a minimum any possible adverse effects on the Group’s financial performance.

The Company’s finance team oversees the management of these risks in accordance with the policies approved by the board of directors. The Chief Financial Officer identifies, measures and manages financial risks in collaboration with the Group’s operating units. The board of directors establishes documented objectives for the overall risk management activities as well as specific policies with respect to certain exposures to risks such as exchange rate risk, interest rate risk, credit risk and investments of surplus funds.

1.	Market risk:

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as share price risk and commodity price risk. Financial instruments affected by market risk include, among others, loans and borrowings, deposits, available-for-sale investments and derivative financial instruments.

2.	Foreign currency risk:

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.

Substantially most of the Group’s liabilities are in NIS, however, the Group has liabilities to subcontractors, consultants and suppliers that are exposed to the possible change in the exchange rates of the Euro and the dollars. Exchange rate risk arises from recognized liabilities that are denominated in a foreign currency other than the functional currency, mainly in dollar. 10% change in the NIS/USD will not have a material effect on the financial statements.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22:- FINANCIAL INSTRUMENTS  – (continued)

The Company’s short-term financial assets and liabilities are in unlinked NIS except a balance of approximately NIS 1.1 million of dollar-denominated assets and approximately NIS 9.4 million of dollar-denominated liabilities.

3.	Liquidity risk:

Liquidity risks arise from managing the Company’s working capital and from the Company’s finance expenses and liability. Liquidity risk is the risk that the Company will experience difficulties in fulfilling obligations that are related to financial liabilities. The Company has excess of current assets over current liabilities of approximately NIS 25.9 million.

The Group does not use bank borrowings to finance its operating requirements and is mainly supported by fundraisings and research and development grants.

4.	Financial instruments and deposits:

Credit risk from balances with banks and financial institutions is managed by the Group’s management in accordance with the Group’s policy. Investments of surplus funds are made only with approved commercial banks.

-----------

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2014	September 30,		Convenience translation into USD (note 1b) September 30, 2015
		2014	2015
	Audited	Unaudited
	NIS in thousands			USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	22,196	15,951	36,715	9,359
Short-term deposits	6,408	19,372	364	93
Trade receivables	292	—	574	146
Other accounts receivable	779	1,102	1,477	376
Inventories	976	1,055	1,030	263
Asset held for sale	1,781	1,781	—	—
	34,432	39,261	40,160	10,237
NON-CURRENT ASSETS:
Lease deposits	77	116	87	22
Property and equipment, net	819	977	775	198
Goodwill and intangible assets, net	7,106	7,166	6,929	1,766
	8,002	8,259	7,791	1,986
	40,434	47,520	47,951	12,223

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	December 31, 2014	September 30,		Convenience translation into USD (note 1b) September 30, 2015
		2014	2015
	Audited	Unaudited
	NIS in thousands			USD in thousands
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	943	1,814	1,074	274
Other accounts payable	4,059	3,572	4,588	1,171
Liabilities related to asset held for sale	1,550	1,804	—	—
	6,552	7,190	5,662	1,445
NON-CURRENT LIABILITIES:
Liability related to grants	7,630	7,100	8,500	2,167
Other long-term liabilities	514	601	200	51
	8,144	7,701	8,700	2,218
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:
Share capital, premium and reserves	218,810	217,406	242,884	61,911
Accumulated deficit	(190,407)	(184,420)	(204,350)	(52,090)
	28,403	32,986	38,534	9,821
Non-controlling interests	(2,665)	(357)	(4,945)	(1,261)
Total equity	25,738	32,629	33,589	8,560
	40,434	47,520	47,951	12,223

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year ended December 31, 2014	Three months ended September 30,		Nine months ended September 30,		Convenience translation into USD (note 1b) September 30, 2015
		2014	2015	2014	2015
	Audited	Unaudited
	NIS in thousands (except share and loss per share data)					USD in thousands (except per share data)
Revenues	941	18	656	173	1,138	290
Cost of revenues	538	—	340	52	565	144
Gross profit	403	18	316	121	573	146
Research and development expenses, net	18,560	4,231	3,145	13,373	10,178	2,594
Sales and marketing expenses	2,210	626	1,125	1,617	3,289	838
General and administrative expenses	10,203	2,713	2,124	7,632	6,441	1,642
Impairment loss, net	3,036	—	—	3,036	895	228
	34,009	7,570	6,394	25,658	20,803	5,302
Operating loss	33,606	7,552	6,078	25,537	20,230	5,156
Finance income	(448)	(139)	(1,277)	(522)	(598)	(152)
Finance expense	2,496	595	742	1,804	965	246
Other expenses	354	—	—	354	—	—
Share of loss of an affiliate	—	—	63	—	63	16
Loss	36,008	8,008	5,606	27,173	20,660	5,266
Other comprehensive loss:
Amounts that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	19	7	11	45	14	4
Total comprehensive loss	36,027	8,015	5,617	27,218	20,674	5,270
Total loss attributable to:
Equity holders of the Company	23,102	5,541	3,704	17,115	13,943	3,554
Non-controlling interests	12,906	2,467	1,902	10,058	6,717	1,712
	36,008	8,008	5,606	27,173	20,660	5,266
Total comprehensive loss attributable to:
Equity holders of the Company	23,121	5,548	3,995	17,160	13,957	3,558
Non-controlling interests	12,906	2,467	1,902	10,058	6,717	1,712
	36,027	8,015	5,617	27,218	20,674	5,270
Loss per share attributable to equity holders of the Company:
Basic and diluted loss per share	11.96	2.66	1.43	9.11	5.94	1.51
Weighted number of shares used in the computation of loss per share	1,931,632	2,085,351	2,594,306	1,878,430	2,346,282	2,346,282

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Share options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		Unaudited
		NIS in thousands
Balance at January 1, 2015	5,215	193,000	11,526	4,485	8,315	(190,407)	(3,731)	28,403	(2,665)	25,738
Loss	—	—	—	—	—	(13,943)	—	(13,943)	(6,717)	(20,660)
Total other comprehensive loss	—	—	—	—	—	—	(14)	(14)	—	(14)
Total comprehensive loss	—	—	—	—	—	(13,943)	(14)	(13,957)	(6,717)	(20,674)
Issuance of shares, net	1,304	23,149	—	—	—	—	—	24,453	—	24,453
Transactions with non-controlling interest	—	—	—	—	36	—	—	36	72	108
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	343	343
Share-based payment in the Company	—	—	—	245	—	—	—	245	—	245
Issuance and purchase of shares and warrants in a subsidiary	—	—	—	—	(458)	—	—	(458)	3,833	3,375
Share options exercise in a subsidiary	—	—	—	—	(188)	—	—	(188)	189	1
Share options expiration	—	111	(109)	(2)	—	—	—	—	—	—
Balance at September 30, 2015	6,519	216,260	11,417	4,728	7,705	(204,350)	(3,745)	38,534	(4,945)	33,589

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Share options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		Unaudited
		Convenience translation into USD (note 1b) in thousands
Balance at January 1, 2015	1,330	49,197	2,938	1,143	2,120	(48,536)	(952)	7,240	(679)	6,561
Loss	—	—	—	—	—	(3,554)	—	(3,554)	(1,712)	(5,266)
Total other comprehensive loss	—	—	—	—	—	—	(4)	(4)	—	(4)
Total comprehensive loss	—	—	—	—	—	(3,554)	(4)	(3,558)	(1,712)	(5,270)
Issuance of shares, net	332	5,901	—	—	—	—	—	6,233	—	6,233
Transactions with non-controlling interest	—	—	—	—	9	—	—	9	18	27
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	87	87
Share-based payment in the Company	—	—	—	62	—	—	—	62	—	62
Issuance and purchase of shares and warrants in a subsidiary	—	—	—	—	(117)	—	—	(117)	977	860
Share options exercise in a subsidiary	—	—	—	—	(48)	—	—	(48)	48	—
Share options expiration	—	28	(28)	—	—	—	—	—	—	—
Balance at September 30, 2015	1,662	55,126	2,910	1,205	1,964	(52,090)	(956)	9,821	(1,261)	8,560

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Share options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		Unaudited
		NIS in thousands
Balance at January 1, 2014	3,423	162,238	6,572	4,167	7,190	(167,305)	(3,712)	12,573	9,536	22,109
Loss	—	—	—	—	—	(17,115)	—	(17,115)	(10,058)	(27,173)
Total other comprehensive loss	—	—	—	—	—	—	(45)	(45)	—	(45)
Total comprehensive loss	—	—	—	—	—	(17,115)	(45)	(17,160)	(10,058)	(27,218)
Issuance and purchase of shares in subsidiaries	—	—	—	—	(79)	—	—	(79)	(212)	(291)
Share-based payment in a subsidiary	—	—	—	—	—	—	—	—	377	377
Share-based payment in the Company	—	—	—	144	—	—	—	144	—	144
Issuance of shares and warrants, net	1,792	30,640	5,076	—	—	—	—	37,508	—	37,508
Share options expiration	—	109	(109)	—	—	—	—	—	—	—
Balance at September 30, 2014	5,215	192,987	11,539	4,311	7,111	(184,420)	(3,757)	32,986	(357)	32,629

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company									Non- controlling interests	Total equity
	Ordinary shares	Share premium	Receipt on account of ordinary shares	Share options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
	Unaudited
	NIS in thousands
Balance at July 1, 2015	6,449	214,966	1,362	11,417	4,652	7,893	(200,646)	(3,734)	42,359	(3,331)	39,028
Loss	—	—	—	—	—	—	(3,704)	—	(3,704)	(1,902)	(5,606)
Total other comprehensive loss	—	—	—	—	—	—	—	(11)	(11)	—	(11)
Total comprehensive loss	—	—	—	—	—	—	(3,704)	(11)	(3,715)	(1,902)	(5,617)
Issuance of shares, net	70	1,292	(1,362)	—	—	—	—	—	—	—	—
Share options exercise in a subsidiary	—	—	—	—	—	(188)	—	—	(188)	189	1
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	—	99	99
Share-based payment in the Company	—	—	—	—	78	—	—	—	78	—	78
Share options expiration	—	2	—	—	(2)	—	—	—	—	—	—
Balance at September 30, 2015	6,519	216,260	—	11,417	4,728	7,705	(204,350)	(3,745)	38,534	(4,945)	33,589

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Share options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		Unaudited
		NIS in thousands
Balance at July 1, 2014	5,215	192,987	11,539	4,259	7,190	(178,879)	(3,750)	38,561	2,257	40,818
Loss	—	—	—	—	—	(5,541)	—	(5,541)	(2,467)	(8,008)
Total other comprehensive loss	—	—	—	—	—	—	(7)	(7)	—	(7)
Total comprehensive loss	—	—	—	—	—	(5,541)	(7)	(5,548)	(2,467)	(8,015)
Issuance and purchase of shares in subsidiaries	—	—	—	—	(79)	—	—	(79)	(212)	(291)
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	65	65
Share-based payment in the Company	—	—	—	52	—	—	—	52	—	52
Balance at September 30, 2014	5,215	192,987	11,539	4,311	7,111	(184,420)	(3,757)	32,986	(357)	32,629

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Attributable to equity holders of the Company								Non- controlling interests	Total equity
	Ordinary shares	Share premium	Share options and warrants	Share- based payment reserve	Transactions with non- controlling interests reserve	Accumulated deficit	Foreign currency translation reserve	Total
		Audited
		NIS in thousands
Balance at January 1, 2014	3,423	162,238	6,572	4,167	7,190	(167,305)	(3,712)	12,573	9,536	22,109
Loss	—	—	—	—	—	(23,102)	—	(23,102)	(12,906)	(36,008)
Total other comprehensive loss	—	—	—	—	—	—	(19)	(19)	—	(19)
Total comprehensive loss	—	—	—	—	—	(23,102)	(19)	(23,121)	(12,906)	(36,027)
Issuance of shares and warrants, net	1,792	30,640	5,076	—	—	—	—	37,508	—	37,508
Share-based payment in subsidiaries	—	—	—	—	—	—	—	—	1,255	1,255
Share-based payment in the Company	—	—	—	318	—	—	—	318	—	318
Issuance and purchase of shares and warrants in a subsidiary	—	—	—	—	1,125	—	—	1,125	(550)	575
Share options expiration	—	122	(122)	—	—	—	—	—	—	—
Balance at December 31, 2014	5,215	193,000	11,526	4,485	8,315	(190,407)	(3,731)	28,403	(2,665)	25,738

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2014	Three months ended September 30,		Nine months ended September 30,		Convenience translation into USD (note 1b) September 30, 2015
		2014	2015	2014	2015
	Audited	Unaudited
	NIS in thousands					USD in thousands
Cash flows from operating activities:
Loss	(36,008)	(8,008)	(5,606)	(27,173)	(20,660)	(5,266)
Adjustments to reconcile loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Finance income	(136)	(49)	—	(112)	(18)	(5)
Adjustment of liabilities related to grants	2,072	709	757	1,439	1,224	312
Depreciation, amortization and impairment loss, net	3,884	190	152	3,676	1,231	314
Share-based payment in the Company	318	52	78	144	245	62
Share-based payment in subsidiaries	1,255	65	99	377	343	87
Share of loss of an affiliate		—	63	—	63	16
	7,393	967	1,149	5,524	3,088	786
Changes in asset and liability items:
Decrease (increase) in trade receivables	(244)	117	(445)	48	(282)	(72)
Decrease (increase) in other accounts receivable	1,226	432	(171)	903	(469)	(120)
Decrease (increase) in inventories	109	—	41	—	(54)	(14)
Increase (decrease) in trade payable	(422)	462	(430)	462	131	33
Increase (decrease) in other accounts payable	846	431	17	703	(406)	(103)
Increase (decrease) in employee benefit liabilities	(71)	22	—	64	(34)	(9)
Change in liability related to subsidiary’s shares	48	—	(271)	—	(271)	(69)
	1,492	1,464	(1,259)	2,180	(1,385)	(354)
Interest received	136	49	—	112	18	5
Net cash used in operating activities	(26,987)	(5,528)	(5,716)	(19,357)	(18,939)	(4,829)

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2014	Three months ended September 30,		Nine months ended September 30,		Convenience translation into USD (note 1b) September 30, 2015
		2014	2015	2014	2015
	Audited	Unaudited
	NIS in thousands					USD in thousands
Cash flows from investing activities:
Proceeds from (investment in) short-term deposits, net	(6,223)	(34)	6	(19,187)	6,044	1,544
Purchase of property and equipment	(402)	(15)	(57)	(382)	(162)	(41)
Proceeds from (investment in) long-term leasing deposit	28	(18)	(1)	(11)	(10)	(3)
Net cash provided by (used in) investing activities	(6,597)	(67)	(52)	(19,580)	5,872	1,500
Cash flows from financing activities:
Exercise of options in a subsidiary	—	—	1	—	1	—*)
Purchase of shares in a subsidiary from non-controlling interests	(291)	(291)	—	(291)	—	—
Proceeds from issuance of shares and warrants in a subsidiary, net	866	—	—	—	3,375	860
Proceeds from issuance of shares and warrants, net	37,508	—	—	37,508	—	—
Proceeds from issuance of shares, net	—	—	—	—	24,453	6,233
Deferred issuance expenses	—	—	(172)	—	(229)	(59)
Net cash provided by financing activities	38,083	(291)	(171)	37,217	27,600	7,034
Exchange differences on balances of cash and cash equivalents	(19)	(7)	(11)	(45)	(14)	(4)
Increase (decrease) in cash and cash equivalents	4,480	(5,893)	(5,950)	(1,765)	14,519	3,701
Cash and cash equivalents at the beginning of the period	17,716	21,844	42,665	17,716	22,196	5,658
Cash and cash equivalents at the end of the period	22,196	15,951	36,715	15,951	36,715	9,359

*)	Less than one thousand

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31, 2014	Three months ended September 30,		Nine months ended September 30,		Convenience translation into USD (note 1b) September 30, 2015
		2014	2015	2014	2015
	Audited	Unaudited
	NIS in thousands					USD in thousands
Financing and investing activities not involving cash flows:
Conversion of shareholders loan by non-controlling interest in a consolidated company	—	—	—	—	108	28
Deferred issuance expenses	141	—	—	—	—	—
Unpaid issuance expenses	35	—	—	—	—	—
Transfers from property and equipment to inventories	30	—	—	—	—	—

The accompanying notes are an integral part of the interim consolidated financial statements.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	Bio Light Israeli Life Sciences Investments Ltd. was incorporated in 2005, and on February 1, 2016, changed its name to BioLight Life Sciences Ltd. (“the Company”). The Company is an emerging global ophthalmic company focused on the discovery, development and commercialization of products and product candidates which address ophthalmic conditions, including glaucoma, dry eye syndrome, or DES, and age-related macular degeneration, or AMD. The Company’s current products and product candidates are designed to address a number of significant unmet medical needs of large and growing patient populations related to these ophthalmic conditions, by reducing patient non-compliance with drug therapy administration, improving efficacy and safety of treatment, offer better diagnosis and optimizing delivery of medications. In 2011, the Company initially invested in Micromedic Technologies Ltd. (“Micromedic”) a consolidated subsidiary, and currently owns 46% of its issued and outstanding shares. Micromedic owns a pipeline of products and product candidates focusing on in vitro diagnostics of cancer, particularly the early detection, monitoring recurrence and identification of cancer and pre-cancer and assessing risks related to treatment’s side effects.

The Company and its consolidated subsidiaries and affiliate are collectively referred to as “the Group”.

The Group incurred total consolidated losses of approximately NIS 20.6 million, NIS 5.6 million and NIS 36 million for the nine and three month periods ended September 30, 2015, and the year ended December 31, 2014, respectively, and negative cash flows from operating activities of approximately NIS 18.9 million, NIS 5.7 million and NIS 26.9 million for the nine and three month periods ended September 30, 2015 and the year ended December 31, 2014, respectively.

The financing needed for the Group’s operating activity as well as the resources necessary to realize the Group business strategy is conditional upon the successful fundraising by the Company and the commercialization of its products.

See notes 3g and 3h regarding funds raised by the Company during 2015. Due to such equity fundraising, management and the board of directors believe that the Company has sufficient funds to finance its liabilities in the foreseeable future.

The auditors’ review report of Micromedic for the nine months ended September 30, 2015, included an emphasis of matter paragraph regarding conditions that raise significant doubts about Micromedic’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if Micromedic was unable to continue to operate as a going concern.

b.	Convenience translation into US dollars (“dollars”, “USD” or “$”)

For the convenience of the reader, the reported New Israeli Shekel (NIS) amounts as of December 31, 2014, and for the year then ended have been translated into dollars at the Bank of Israel’s representative rate of exchange for September 30, 2015 ($1 = NIS 3.92). The dollar amounts presented in these financial statements should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated. The dollars amounts were rounded to whole numbers for convenience.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	These interim consolidated financial statements have been prepared in a condensed format as of September 30, 2015, and for the periods of nine and three months then ended (“interim consolidated financial statements”). These interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2014, and for the year then ended and accompanying notes (“annual consolidated financial statements”).

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES  – (continued)

b.	The interim consolidated financial statements have been prepared in accordance with in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

NOTE 3:- SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD

a.	Following Micromedic’s split of its registered and outstanding share capital, capital reduction and reverse share split in November 2015, the references to the numbers of Micromedic’s ordinary shares and warrant exercise prices in these consolidated financial statements have been adjusted on a retroactive basis.
b.	In December 2015, the Company, through XL Vision, closed a joint investment agreement (“the Joint Investment Agreement”) with two Asia-based venture capital firms (“the Investors”) relating to an investment in IOPtima. The total expected investment amount on closing from the two Asia-based venture capital firms is approximately $6 million for approximately 29% of IOPtima’s issued and outstanding shares on a fully diluted basis. As part of the Joint Investment Agreement, the Company is expected to participate, through XL Vision, and invest in IOPtima an additional approximately $1.2 million, resulting in an aggregate investment amount of $7.2 million in IOPtima shares in this investment round. In addition, the Company, through XL Vision, has agreed to purchase shares from a minority shareholder in IOPtima for the total consideration of $325,000 and after closing, IOPtima will repay a shareholders loan in the amount of approximately $1 million that was provided to IOPtima, through XL Vision, to finance its operating activity during 2015. According to the Joint Investment Agreement, following the closing of the investment, the Company, through XL Vision, is expected to hold approximately 70% of IOPtima issued and outstanding shares on a fully diluted basis. In addition, under the Joint Investment Agreement, the Investors have a right to an additional allotment of shares for no consideration and a drag-along mechanism, subject to certain terms agreed in the Joint Investment Agreement.
c.	In October 2015, DiagnosTear obtained the approval for receiving another grant from the Office of the Chief Scientist (the “OCS”) for the method for diagnosing dry eye syndrome. According to the approval, the grant participation will be at a rate of 40% of a budget of approximately NIS 1.4 million, subject to the terms of the approval, including the payment of royalties on sales, if any.
d.	In October 2015 and in February 2016, the Company, through XL Vision, entered into an additional investment agreement with DiagnosTear. According to the investment agreement, XL Vision will invest an aggregate amount of approximately $200,000 and $100,000, respectively, for approximately 4% and 1%, respectively, of DiagnosTear’s issued and outstanding shares. In addition, XL Vision has the right to invest an additional $400,000 in DiagnosTear (the “Right”). In the event that XL Vision exercises the Right, the Company will hold approximately 80% of, DiagnosTear’s issued and outstanding shares on a fully diluted basis.
e.	In August 2015, following the approval of the Company’s shareholders, the Company effected a 1-for-10 reverse share split of its ordinary shares and a corresponding adjustment to its American Depository Shares (ADS) representing the Company’s ordinary shares from one ADS representing one hundred shares to one ADS representing ten shares, and a corresponding adjustment to all of the Company’s share options and warrants. On February 28, 2016, following the approval of the Company's shareholders, the Company effected a 1-for-25 reverse share split of its ordinary shares, and a corresponding adjustment to its ADSs, and a corresponding adjustment to all of the Company’s share options and warrants. Accordingly, all of the Company’s ordinary share numbers and prices, share options and warrant exercise prices and loss per share amounts in these consolidated financial statements have been adjusted on a retroactive basis, to reflect the reverse share splits.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD  – (continued)

f.	In May 2015, 2,421,382 share options exercisable for 9,686 ordinary shares were granted to the Company’s Chief Executive Officer, Chief Financial Officer and to several other employees, pursuant to the Company’s 2005 option plan.

Each 250 share options are exercisable into one ordinary share for an exercise price of NIS 53.25 in cash. The share options vest over three years in three equal annual installments.

The share options expire on the earlier of: (a) ten years after the grant date (b) ninety days after the termination of employment relationship for any reason, except as described in the following (c) and (d), (c) twelve months after ending the employment of the optionees due to death or the optionees’ disability or (d) immediately upon termination of employment relationship for “cause” as defined in the Company’s option plan.

The fair value of each 250 share options at the date of grant is approximately NIS 14 and the total fair value of all share options is approximately NIS 136,000.

The fair value of the options was calculated using the “Black & Scholes” option pricing model based on the following underlying assumptions:

a)	Ordinary share price — NIS 47.5;
b)	Exercise price per 250 share options — NIS 53.25;
c)	Volatility of 49.5%, based on the expected-term of the share option; and
d)	Risk free interest rate — 0.21%, based on the expected of the option.

During the nine months ended September 30, 2015, the Company recorded share-based payments expense of approximately NIS 28,000 in the consolidated Statements of Comprehensive Loss.

g.	In May 2015, the Company issued and sold 493,477 ordinary shares to a private investor, at a price per share of NIS 50.25 (approximately $12.82), pursuant to a private placement. The total net proceeds were approximately NIS 23.1 million.
h.	In August 2015, the Company issued and sold 27,861 ordinary shares at a price per share of NIS 50.25 (approximately $12.82) to a private investor, pursuant to a private placement. The total net proceeds were approximately NIS 1.3 million.
i.	In April 2015, Micromedic issued to the Company 525,349 ordinary shares pursuant to a private placement for a total consideration of approximately NIS 1.4 million. After this private placement, the Company held approximately 46%, of Micromedic’s issued and outstanding shares and on a fully diluted basis.

In May 2015, Micromedic completed a public offering of 2,473,200 ordinary shares and 12,366,000 publicly traded warrants which are exercisable for an aggregate of 1,236,600 ordinary shares. The Company purchased 1,111,100 ordinary shares and 5,555,000 publicly traded warrants which are exercisable for 555,500 ordinary shares, for a total consideration of approximately NIS 3.0 million. After this public offering, the Company holds approximately 46% of Micromedic’s issued and outstanding shares and also approximately 46% on a fully diluted basis.

In February 2016, Micromedic completed a public offering of 1,340,000 ordinary shares and 1,340,000 publicly traded warrants, which are exercisable for an aggregate of 1,340,000 ordinary shares. The Company purchased 693,400 ordinary shares and 693,400 publicly traded warrants, which are exercisable for 693,400 ordinary shares, for total consideration of approximately NIS 1.5 million. After this public offering, the Company held approximately 48% of Micromedic’s issued and outstanding shares and approximately 49% on a fully diluted basis.

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING AND AFTER THE REPORTING PERIOD  – (continued)

j.	In January 2015, the Company, through XL Vision, entered into agreement with several parties, including Integra Holdings, to invest in a private Israeli company (“OphRx”) developing products designed to provide more efficient and safer delivery of ophthalmic medication through eye drops. According to the agreement, OphRx will be granted a worldwide exclusive license to use the drug delivery technology platform for ophthalmic uses, in return for royalties from future sales of the developed products. The Company investment in OphRx, through XL Vision, is expected to be approximately $500,000 with a corresponding investment amount by Integra, and will be carried out in stages, in accordance with the milestones set forth in the agreement. After the investment, the Company, through XL Vision, is expected to hold 40% of the issued and outstanding shares of OphRx and 39% on a fully diluted basis. In November 2015 in accordance with the first milestone set forth in the agreement, both the Company, through XL Vision, and Integra, have invested an aggregate of approximately $430,000 in OphRx (with each investing approximately $215,000).
k.	During 2014, the cooperation between BioMarCare (a consolidated subsidiary of Micromedic) and an additional company to develop a product candidate has ended and the project was stopped following the Bird Foundation announcement on ending the support in the work plan of the mentioned co-operation. As a result, during 2014, the board of directors of BioMarCare resolved to focus on business development in order to locate a strategic partner to the remaining technology developed by BioMarCare. Therefore, as of June 30, 2014, and since then, BioMarCare assets and liabilities have been classified as asset held for sale and liabilities related to asset held for sale on the Company’s statements of financial position.

Micromedic’s management estimated that the expected cash flow from selling BioMarCare’s net assets and determined that such cash flow is lower than book value and accordingly recorded an impairment loss in the amount of approximately NIS 3 million.

During the nine months ended September 30, 2015, an impairment loss of approximately NIS 1.8 million for an asset held for sale netted by an elimination of a liability for a grant in the amount of approximately NIS 933,000, was recorded in accordance with management’s expectations.

l.	The Company believes that the liabilities related to grants approximate their fair value at September 30, 2015.

NOTE 4:- RESEARCH AND DEVELOPMENT EXPENSES, NET

	Year ended December 31, 2014	Three months ended September 30,		Nine months ended September 30,
		2014	2015	2014	2015
	Audited	Unaudited
	NIS in thousands
Research and development expenses	19,459	4,386	3,170	14,129	10,281
Less – grants	(899)	(155)	(25)	(756)	(103)
Research and development expenses, net	18,560	4,231	3,145	13,373	10,178

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- OPERATING SEGMENTS

a.	Description of the segments:

The Company operates through two operating segments:

1.	Ophthalmology — The Company, through XL Vision, manages IOPtima, who develops and markets a laser-based non-invasive surgical treatment for glaucoma. DiagnosTear develops a multi-parameter diagnostic test for dry-eye syndrome. ViSci develops a controlled release drug-delivery insert platform. OphRx which develops a more efficient and safer delivery of eye drops.
2.	Cancer diagnostics — Micromedic, through its subsidiaries, is engaged in the development of cancer diagnostics technologies.
b.	Reporting on operating segments:

	Nine months ended September 30, 2015
	Ophthalmology	Cancer diagnostics	Total
	Unaudited
	NIS in thousands
Revenues	1,138	—	1,138
Segment loss	8,621	6,500	15,121
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			5,109
Operating loss			20,230
Finance expenses, net			367
Share of loss of an affiliate			63
Loss			20,660
Foreign currency translation adjustments			14
Comprehensive loss			20,674

	Nine months ended September 30, 2014
	Ophthalmology	Cancer diagnostics	Total
	Unaudited
	NIS in thousands
Revenues	56	117	173
Segment loss	9,591	10,569	20,160
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			5,377
Operating loss			25,537
Finance expenses, net			1,282
Other expenses			354
Loss			27,173
Foreign currency translation adjustments			45
Comprehensive loss			27,218

BIOLIGHT LIFE SCIENCES LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- OPERATING SEGMENTS  – (continued)

	Three months ended September 30, 2015
	Ophthalmology	Cancer diagnostics	Total
	Unaudited
	NIS in thousands
Revenues	656	—	656
Segment loss	2,788	1,943	4,731
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			1,347
Operating loss			6,078
Finance income, net			(535)
Share of loss of an affiliate			63
Loss			5,606
Foreign currency translation adjustments			11
Comprehensive loss			5,617

	Three months ended September 30, 2014
	Ophthalmology	Cancer diagnostics	Total
	Unaudited
	NIS in thousands
Revenues	18	—	18
Segment loss	3,377	2,223	5,600
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			1,952
Operating loss			7,552
Finance expenses, net			456
Loss			8,008
Foreign currency translation adjustments			7
Comprehensive loss			8,015

	Year ended December 31, 2014
	Ophthalmology	Cancer diagnostics	Total
	Audited
	NIS in thousands
Revenues	824	117	941
Segment loss	13,490	13,005	26,495
Unallocated corporate expenses, net (mainly general and administrative expenses of the Company)			7,111
Operating loss			33,606
Finance expenses, net			2,048
Other expenses			354
Loss			36,008
Foreign currency translation adjustments			19
Comprehensive loss			36,027

- - - - - - - - - - -

2,142,857 Ordinary Shares and
Warrants to Purchase 2,142,857 Ordinary Shares

Joint Book-Running Managers

Feltl and Company	Rodman & Renshaw a unit of H.C. Wainwright & Co.

The date of this prospectus is            , 2016.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association. Our amended and restated articles of association contain such a provision.

An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the Company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking must detail the abovementioned events and amount or criteria.

In addition, a company may indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	monetary liability incurred by the office holder in favor of another person according to judgment, including judgment following settlement or arbitral proceeding.
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that:
•	no indictment was filed against such office holder as a result of such investigation or proceeding; and
•	no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent or as a monetary sanction; and
•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the Company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the Company or to a third party, including a breach arising out of the negligent conduct of an office holder;
•	a breach of duty of loyalty to the Company, provided the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company; and
•	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not, however, indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the Company;
•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;
•	an act or omission committed with intent to derive unlawful personal benefit; or
•	a fine, monetary sanction, penalty or forfeit levied against the office holder.

The Israeli Securities Law, provides that a company cannot obtain insurance against or indemnify a third party (including its officers and/or employees) for any administrative procedure conducted by the Israeli Securities Authority and/or monetary fine (other than for certain legal expenses and payments of damages to an injured party). The Israeli Securities Law permits insurance coverage and/or indemnification for certain liabilities incurred in connection with an administrative procedure, such as reasonable legal fees and certain compensation payable to injured parties for damages suffered by them, provided that such insurance and/or indemnification is permitted under the company’s articles of association. Our amended and restated articles of association contain such a provision.

Under the Companies Law, indemnification and insurance of office holders must be approved by our compensation committee, our board of directors and, in certain circumstances, also by our shareholders.

We have obtained directors’ and officers’ liability insurance for the benefit of our office holders and intend to continue to maintain such coverage and pay all premiums thereunder to the fullest extent permitted by the Companies Law, Securities Law and our articles of association. In addition, we have entered into indemnification agreements with each of our directors and office holders providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. This indemnification is limited both in terms of amount and coverage. In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable. In addition, in the past, we have provided our directors and office holders with exculpation from any liability for any negligent wrongdoing against us, as a result of acts performed by them in their capacity as our, or our subsidiaries’, directors and officers. We do not currently enter into such exculpation arrangements with our directors and officers and are bound by such exculpation arrangements only with Mr. Israel Makov, Ms. Efrat Makov and Mr. Eliahu Shohet.

We have included in our amended and restated articles of association and in our compensation policy, applicable provisions with respect to directors’ and officers’ liability insurance for the benefit of our office holders, as well as with respect to indemnification and exculpation of office holders.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since January 1, 2013. All such sales were not subject to the registration requirements of the U.S. Securities Act. Unless otherwise indicated, U.S. dollar translations of NIS amounts presented in this prospectus are translated using the rate of $1.00 = NIS 3.92, the exchange rate reported by the Bank of Israel as of September 30, 2015. The information below reflects (i) a 1-for-10 reverse share split of our registered and outstanding share capital pursuant to which every 10 ordinary shares par value NIS 0.01 per share, have been consolidated into one ordinary share par value NIS 0.1 per share, effected on August 2, 2015, and (ii) a 1-for-25 reverse share split of our registered and outstanding share capital pursuant to which every 25 ordinary shares, par value NIS 0.1 per share, have been consolidated into one ordinary share, par value NIS 2.5 per share, effected on February 28, 2016.

•	On March 6, 2014, we issued and sold 335,096 ordinary shares at a price per share of NIS 56.25 (approximately $14.35), together with publicly traded warrants to purchase an aggregate of 167,548 ordinary shares (Series 7) at an exercise price of NIS 67.50 (approximately $17.22) per share and publicly traded warrants to purchase 167,548 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share, pursuant to a public offering. The aggregate net proceeds from the offering were approximately NIS 18.3 million (approximately $4.7 million). The publicly traded warrants to purchase ordinary shares (Series 7) all expired at December 31, 2014, and are no longer outstanding.
•	On March 31, 2014, we issued and sold 381,400 ordinary shares at a price per share of NIS 53.75 (approximately $13.71) together with warrants to purchase 381,400 ordinary shares (Series 8) at an exercise price of NIS 92.50 (approximately $23.60) per share to Israeli institutional investors pursuant to a private placement. The aggregate net proceeds from the private placements were approximately NIS 19.3 million (approximately $4.9 million).

•	On May 11, 2015, we issued and sold 493,477 ordinary shares to Rock-One Group Investment Co. Ltd., at a price per share of NIS 50.25 (approximately $12.82), pursuant to a private placement. The aggregate net proceeds from the private placement were approximately NIS 23.1 million (approximately $5.9 million).
•	On August 12, 2015, we issued and sold 27,861 ordinary shares at a price per share of NIS 50.25 (approximately $12.82) to Sino-Israel VC limited, pursuant to a private placement. The aggregate net proceeds from the private placement were approximately NIS 1.3 million (approximately $332,000).

Item 8. Exhibits and Financial Statement Schedules

The exhibit index attached hereto is incorporated herein by reference.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(a)	The undersigned Registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and a(l)(iii) do not apply if the registration statement is on Form S-3 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
(2)	That for the purpose of determining any liability under the Securities Act of 1933 each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.
(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(h)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14 above, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(i)	The undersigned Registrant hereby undertakes:
(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)	That for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on March 10, 2016.

BioLight Life Sciences Ltd.

By: /s/ Suzana Nahum Zilberberg Name: Suzana Nahum Zilberberg Title: Chief Executive Officer	By: /s/ Itai Bar-Natan Name: Itai Bar-Natan Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ Suzana Nahum Zilberberg Suzana Nahum Zilberberg	Chief Executive Officer (Principal Executive Officer)	March 10, 2016
/s/ Itai Bar-Natan Itai Bar-Natan	Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2016
* Israel Makov	Chairman of the Board	March 10, 2016
* Ron Mayron	Director	March 10, 2016
* Efrat Makov	Director	March 10, 2016
* Eliahu Shohet	Director	March 10, 2016
* Rachel Adatto	Director	March 10, 2016
* Rina Shafir	Director	March 10, 2016
* James Jian Yuan Zhang	Director	March 10, 2016
*By:	/s/ Suzana Nahum Zilberberg Suzana Nahum Zilberberg Attorney-in-fact
*By:	/s/ Itai Bar-Natan Itai Bar-Natan Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of BioLight Life Sciences Ltd., has signed this registration statement on March 10, 2016.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1**	Form of Underwriting Agreement by and among the Company and the underwriters named therein
3.1**	Amended and Restated Articles of Association of the Company (unofficial English translation from Hebrew)
4.1**	Specimen Ordinary Share Certificate
4.2*	Form of Warrant Agreement between the Company and VStock Transfer LLC, as Warrant Agent
4.3*	Form of Warrant Certificate (included in Exhibit 4.2)
4.4**	Form of Representative’s Warrant
5.1*	Opinion of Horn & Co. Law Offices, Israeli counsel to the Company (including consent)
5.2*	Opinion of McDermott Will & Emery LLP, U.S. counsel to the Company (including consent)
10.1**	Form of Letter of Indemnification (unofficial English translation from Hebrew)
10.2**†	Technology License Option Agreement by and between ViSci Ltd. and Novaer LLC, dated as of October 30, 2012
10.3**	Amendment to the Technology License Option Agreement, dated December 18, 2015
10.4**†	License Agreement by and between Yissum Research Development Company of the Hebrew University of Jerusalem, Ltd. and OphRx Ltd., dated January 8, 2015
10.5**	Collaboration Agreement by and between Diagnostear Ltd. and Ora, Inc., dated as of April 11, 2015
10.6**†	Share Purchase Agreement by and between the Company and Rock-One Group Investment Co. Ltd., dated as of April 1, 2015 (includes unofficial English translation from Hebrew for certain exhibits thereto)
10.7**	2005 Israeli Share Option Plan (unofficial English translation from Hebrew)
10.8**	Employment Agreement by and between the Company and Suzana Nahum Zilberberg (unofficial English translation from Hebrew), dated as of May 1, 2011
10.9**	Amendment to Personal Employment Agreement by and between the Company and Suzana Nahum Zilberberg, dated June 17, 2014 (unofficial English translation from Hebrew)
10.10**	Employment Agreement by and between the Company and Itai Bar-Natan (unofficial English translation from Hebrew), dated as of April 17, 2013
10.11**	Amendment to Personal Employment Agreement by and between the Company and Itai Bar-Natan, dated April 1, 2015 (unofficial English translation from Hebrew)
10.12**	Consulting Services Agreement by and between the Company and Makov Associates Ltd. (unofficial English translation from Hebrew), dated April 21, 2011
10.13**	Consulting Services Agreement by and between Micromedic Technologies Ltd. and Makov Associates Ltd. (unofficial English translation from Hebrew), dated March 20, 2012
10.14**	Options Agreement by and between MicroMedic Technologies Ltd. and Makov Associates Ltd., dated March 20, 2012 (unofficial English translation from Hebrew)
21.1**	List of Subsidiaries
23.1*	Consent of Kost Forer Gabbay & Kasierer, Independent Registered Public Accounting Firm
23.2**	Consent of Horn & Co. Law Offices (included in Exhibit 5.1)
23.3**	Consent of McDermott Will & Emery LLP (included in Exhibit 5.2)
24.1**	Power of Attorney (included on the signature page of the Registration Statement)

*	Included herewith.
**	Previously filed.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.